
11006735


EarthLink®

Notice of 2011 Annual Meeting and Proxy Statement

2010 Annual Report to Stockholders

EARTHLINK | 1375 Peachtree St., Level A
Atlanta, Georgia 30309
Phone 404.815.0770



EarthLink

April 11, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

Please find enclosed seven copies of EarthLink's Notice of 2011 Annual Meeting and Proxy Statement and EarthLink's 2010 Annual Report to Stockholders. These copies are being provided to the Securities and Exchange Commission for informational purposes only.

Sincerely,

Michelle Kravat
Director of Financial Reporting


SEC MAIL
RECEIVED
PROCESSING
APR 13 2011
WASH. D.C.
211
SECTION


SEC MAIL
PROCESSING
APR 13 2011
211

NOTICE OF

2011 ANNUAL MEETING

AND

PROXY STATEMENT

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309
(404) 815-0770

March 22, 2011

Dear Stockholders:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of EarthLink, Inc., which will be held at 4:00 p.m. (local time) on Tuesday, May 3, 2011, at our offices at 1375 Peachtree Street, Atlanta, Georgia.

The principal business of the 2011 Annual Meeting of Stockholders will be (1) the amendment of our Second Restated Certificate of Incorporation to declassify the Board of Directors; (2) the amendment of our Second Restated Certificate of Incorporation to provide for a majority voting standard in uncontested director elections; (3) the election of the seven directors nominated by the Board of Directors as set forth in the Proxy Statement if Proposal 1 to declassify the Board of Directors is approved; (4) the election of two Class III directors nominated by the Board of Directors as set forth in the Proxy Statement for a three-year term if Proposal 1 to declassify the Board of Directors is not approved; (5) the approval of a non-binding advisory resolution approving the compensation of our named executive officers; (6) the non-binding advisory vote as to the frequency of the non-binding stockholder vote to approve the compensation of our named executive officers; (7) the approval of the EarthLink, Inc. 2011 Equity and Cash Incentive Plan; and (8) the ratification of the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2011.

As permitted by rules adopted by the Securities and Exchange Commission, we are making our Proxy Statement and 2010 Annual Report available to our stockholders electronically over the Internet. You may read, print and download our Proxy Statement and 2010 Annual Report at *www.proxyvote.com.* On or about March 22, 2011, we mailed our stockholders a notice containing instructions on how to access our Proxy Statement and 2010 Annual Report and vote online or by telephone. The notice also provides instruction on how you can request a paper copy of these documents if you desire.

If you do not attend the 2011 Annual Meeting of Stockholders, you may vote your shares by mail, by telephone or by Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. The proxy card materials provide you with details on how to vote by these three methods. Whether or not you plan to attend the 2011 Annual Meeting of Stockholders, we encourage you to vote in the method that suits you best so that your shares will be voted at the 2011 Annual Meeting of Stockholders. If you decide to attend the 2011 Annual Meeting of Stockholders, you may revoke your proxy and personally cast your vote.

Thank you, and we look forward to seeing you at the 2011 Annual Meeting of Stockholders or receiving your proxy vote.

Sincerely yours,



Rolla P. Huff
Chairman of the Board and Chief Executive Officer

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309
(404) 815-0770

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The 2011 Annual Meeting of Stockholders of EarthLink, Inc. will be held at 4:00 p.m. (local time) on Tuesday, May 3, 2011, at 1375 Peachtree Street, Atlanta, Georgia. The meeting is called for the following purposes:

1. To amend our Second Restated Certificate of Incorporation to declassify the Board of Directors;
2. To amend our Second Restated Certificate of Incorporation to provide for a majority voting standard in uncontested director elections;
3. To elect the seven directors nominated by our Board of Directors as set forth in the Proxy Statement if Proposal 1 to declassify our Board of Directors is approved;
4. To elect the Class III directors nominated by the Board of Directors as set forth in the Proxy Statement for a three-year term if Proposal 1 to declassify our Board of Directors is not approved;
5. To approve a non-binding advisory resolution approving the compensation of our named executive officers;
6. To provide a non-binding advisory vote as to the frequency of the non-binding stockholder vote to approve the compensation of our named executive officers;
7. To approve the EarthLink, Inc. 2011 Equity and Cash Incentive Plan;
8. To ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2011; and
9. To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on March 22, 2011 as the record date for the purpose of determining the stockholders who are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

By order of the Board of Directors,



Rolla P. Huff
Chairman of the Board and Chief Executive Officer

Atlanta, Georgia
March 22, 2011

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. IF YOU ARE UNABLE TO BE PRESENT AT THE MEETING, PLEASE VOTE YOUR SHARES BY TELEPHONE OR BY INTERNET SO THAT YOUR SHARES WILL BE REPRESENTED. IF YOU RECEIVED A COPY OF THE PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED. IF YOU WISH, YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309

PROXY STATEMENT

For the Annual Meeting of Stockholders
to be held May 3, 2011

This Proxy Statement is furnished by and on behalf of the Board of Directors of EarthLink, Inc. in connection with the solicitation of proxies for use at the 2011 Annual Meeting of Stockholders of EarthLink to be held at 4:00 p.m. (local time) on Tuesday, May 3, 2011, at our offices at 1375 Peachtree Street, Atlanta, Georgia, and at any adjournments or postponements thereof. This Proxy Statement and the proxy card are being made available to our stockholders of record on March 15, 2011, the record date. We are making these materials available to you on the Internet or, upon your request, are delivering printed versions of these materials to you by mail. On or about March 22, 2011, we mailed a notice to stockholders containing instructions on how to access the Proxy Statement and 2010 Annual Report and vote.

THE BOARD OF DIRECTORS URGES YOU TO VOTE YOUR SHARES BY ANY OF THE THREE AVAILABLE METHODS—BY MAIL, BY TELEPHONE OR BY INTERNET. IF YOU VOTE BY MAIL, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD.

YOUR VOTE IS IMPORTANT!

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

General

Proxies will be voted as specified by the stockholder or stockholders granting the proxy. Stockholders can vote in person at the 2011 Annual Meeting of Stockholders or by proxy. There are three ways to vote by proxy:

- By Telephone—You can vote by telephone by calling 1 (800) 690-6903 and following the instructions on the proxy card if you are located in the United States;
- By Internet—You can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card; or
- By Mail—You can vote by mail by signing, dating and mailing the enclosed proxy card if you received your proxy materials by mail.

Internet and telephone facilities for stockholders of record will be available 24 hours a day and close at 11:59 p.m. (Eastern time) on May 2, 2011.

Unless contrary instructions are specified, if the proxy card is executed and returned (and not revoked) prior to the 2011 Annual Meeting of Stockholders, the shares of our common stock, $0.01 par value per share, or Common Stock, represented thereby will be voted (1) FOR the amendment of our Second Restated Certificate of Incorporation to declassify our Board of Directors; (2) FOR the amendment of our Second Restated Certificate of Incorporation to provide for a majority voting standard in uncontested director elections; (3) FOR the election of seven director nominees named in this Proxy Statement if Proposal 1 to declassify our Board of Directors is approved; (4) FOR the election of two Class III director nominees named in this Proxy Statement for a three-year term if Proposal 1 to declassify our Board of Directors is not approved; (5) FOR the non-binding advisory resolution approving the compensation of our named executive officers; (6) for a ONE-YEAR frequency for the non-binding stockholder vote to approve the compensation of our named executive officers; (7) FOR the EarthLink, Inc. 2011 Equity and Cash Incentive Plan; and (8) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending

December 31, 2011. The submission of a proxy will not affect a stockholder's right to attend and to vote in person at the 2011 Annual Meeting of Stockholders. A stockholder who submits a proxy may change or revoke it at any time before it is voted by filing with our Corporate Secretary either a written revocation or an executed proxy bearing a later date, by attending and voting in person at the 2011 Annual Meeting of Stockholders or granting a subsequent proxy through the Internet or by telephone.

Only holders of record of Common Stock as of the close of business on March 15, 2011 will be entitled to vote at the 2011 Annual Meeting of Stockholders. Holders of shares authorized to vote are entitled to cast one vote per share on all matters voted upon at the 2011 Annual Meeting of Stockholders. As of the close of business on the record date, there were 108,355,677 shares of Common Stock issued and outstanding.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the 2011 Annual Meeting of Stockholders, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the 2011 Annual Meeting of Stockholders in order to vote.

Only stockholders who own EarthLink Common Stock as of the close of business on March 15, 2011 will be entitled to attend the 2011 Annual Meeting of Stockholders. Proof of stock ownership as of this date and some form of government issued photo identification (such as a valid driver's license or passport) will be required for admission to the 2011 Annual Meeting of Stockholders. If you hold your shares of Common Stock in a brokerage account or through another nominee, you are the beneficial owner of those shares but not the record holder and you will need to obtain a "legal proxy" from the record holder to attend the 2011 Annual Meeting of Stockholders.

Quorum Required

According to our bylaws, the holders of a majority of the shares entitled to be voted must be present or represented by proxy to constitute a quorum. Each outstanding share is entitled to one vote on all matters. For purposes of the quorum and the discussion below regarding the vote necessary to take stockholder action, the stockholders who are present at the 2011 Annual Meeting of Stockholders in person or by proxy and who abstain from voting are considered stockholders who are present and entitled to vote and they count toward a quorum. Abstentions and shares of record held by a broker or its nominee that are voted on any matter are included in determining whether a quorum is present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Vote Required

Under rules of self-regulatory organizations governing brokers, your bank, broker or other nominee may vote your shares in its discretion on "routine" matters. These rules also provide, however, that when a proposal is not a "routine" matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on that proposal. When a bank, broker or other nominee does not cast a vote for a routine or a non-routine matter, it is called a "broker non-vote." Your bank, broker or other nominee may not vote your shares with respect to the election of nominees for director, the non-binding advisory proposal regarding the compensation of our named executive officers, the non-binding advisory vote as to the frequency of the non-binding stockholder vote to approve executive compensation or the approval of the EarthLink, Inc. 2011 Equity and Cash Incentive Plan in the absence of your specific instructions as to how to vote with respect to these matters, because under such rules these matters are not considered "routine" matters. The amendments to our Second Restated Certificate of Incorporation to declassify the Board of Directors and provide for a majority voting standard in uncontested director elections and the ratification of the appointment of Ernst & Young LLP are considered routine matters.

Approvals of the amendments to our Second Restated Certificate of Incorporation to declassify the Board of Directors and to provide for a majority voting standard in uncontested director elections require the affirmative vote of at least two-thirds of our outstanding shares of common stock. Abstentions will have the same effect as a vote against these proposals.

Currently, and if Proposal 2 to provide for a majority voting standard is not approved, under our Second Restated Certificate of Incorporation, directors are elected by a plurality of the votes of the shares entitled to vote and present in person or represented by proxy at a meeting at which a quorum is present. Only votes actually cast will be counted for the purpose of determining whether a particular nominee received more votes than the persons, if any, nominated for the same seat on the Board of Directors. A stockholder may withhold votes from any or all nominees by notation on the proxy card. Except to the extent that a stockholder withholds votes from any or all nominees, the persons named in the proxy card, in their sole discretion, will vote such proxy for the election of the nominees listed below as directors. If Proposal 2 to provide for a majority voting standard is approved, the 2011 Annual Meeting of Stockholders will be adjourned to file an amendment to our Second Restated Certificate of Incorporation and adopt provisions to our bylaws to provide for a majority vote standard in uncontested director elections and directors will be elected by the vote of the majority of the votes cast. Only votes actually cast will be counted for the purpose of determining whether a particular nominee received the affirmative vote of a majority of votes cast in an uncontested election. In either case, abstentions and broker non-votes will have no effect on the outcome of the election of directors. Our Corporate Governance Guidelines currently contain a policy that requires any nominee for director in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) who receives a greater number of votes "withheld" from his or her election than votes "for" such election to tender his or her resignation to the Board of Directors. The Board of Directors then would consider whether to accept this resignation in accordance with the procedures set forth in our Corporate Governance Guidelines. The policy is available for review at the following website, *www.earthlink.net.* The policy may be reviewed by clicking "About Us," then "Investor Relations," then "Corporate Governance" and then "Corporate Governance Guidelines." In the event Proposal 2 to provide for a majority voting standard is approved, this policy will also be amended to clarify that any incumbent nominee for director in an uncontested election who does not receive a majority of affirmative votes for his or her election under the new majority voting standard to tender his or her resignation to the Board of Directors in the same manner and subject to the same consideration described above.

Approval of the non-binding advisory proposal regarding the compensation of our named executive officers requires the affirmative vote of the majority of the votes cast on the proposal at the 2011 Annual Meeting of Stockholders. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because your vote on this proposal is advisory, it will not be binding on us or the Board of Directors. However, the Leadership and Compensation Committee will review the voting results and taken them into consideration when making future decisions regarding executive compensation as it deems appropriate.

The non-binding advisory vote as to the frequency of the non-binding stockholder vote regarding the approval of the compensation of our named executive officers will require you to choose between a frequency of every one, two or three years or abstain from voting. Note that stockholders are not voting to approve or disapprove the recommendation of the Board of Directors with respect to this proposal. Because your vote on this proposal is advisory, it will not be binding on us or the Board of Directors. However, the Board of Directors will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote on executive compensation as its deems appropriate.

Approvals of the 2011 EarthLink, Inc. Equity and Cash Incentive Plan and ratification of the appointment of Ernst & Young LLP for the year ending December 31, 2011 require the affirmative vote of a majority of the shares present or represented and entitled to vote at the 2011 Annual Meeting of Stockholders to be approved. Abstentions will have the same effect as a vote against these proposals. Broker non-votes will have no effect on the outcome of these proposals.

With respect to any other matters that may come before the 2011 Annual Meeting of Stockholders, if proxies are returned, such proxies will be voted in a manner deemed by the proxy representatives named therein to be in our best interests and the best interests of our stockholders.

PROPOSAL 1

AMENDMENT OF OUR SECOND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

After careful consideration, in February 2011, our Board of Directors voted unanimously to approve, and to recommend to our stockholders that they approve, an amendment to our Second Restated Certificate of Incorporation to declassify the Board of Directors effective at the 2011 Annual Meeting of Stockholders. This will allow our stockholders to vote on the election of our entire Board of Directors each year, rather than on a staggered basis as with our current classified board structure.

If approved by our stockholders, our Second Restated Certificate of Incorporation will be amended to provide for the annual election of all directors commencing immediately at the 2011 Annual Meeting of Stockholders (see Proposal 3 to elect seven nominees). As of March 22, 2011, each of our directors whose term does not expire at the 2011 Annual Meeting of Stockholders has tendered his or her resignation. Each resignation is contingent and effective upon stockholder approval of this Proposal 1. If our stockholders do not approve this Proposal 1, our Board of Directors will remain classified, the contingent resignations will be ineffective, and our stockholders will instead be asked to elect two Class III directors at the 2011 Annual Meeting of Stockholders (see Proposal 4 to elect two nominees).

Current Classified Board Structure

Article 5, Section 2 of our Second Restated Certificate of Incorporation currently requires that our Board of Directors be divided into three classes (Class I, Class II and Class III), each with a three-year term. Generally, absent the earlier resignation or removal of a director, the terms of the classes are staggered, meaning that only one of the three classes stands for reelection at each annual meeting of stockholders.

Rationale for Declassification

In determining whether to propose declassifying the Board of Directors to our stockholders, the Board of Directors considered the arguments in favor of and against continuation of the classified board structure and determined that it would be in our best interests and the best interests of our stockholders to amend our Second Restated Certificate of Incorporation to declassify the Board of Directors.

The Board of Directors recognizes that a classified structure may offer several advantages, such as promoting board continuity and stability, encouraging directors to take a long-term perspective, and ensuring that a majority of the Board of Directors will always have prior experience with the Company. Additionally, classified boards provide effective protection against unwanted takeovers and proxy contests as they make it difficult for a substantial stockholder to gain control of the board without the cooperation or approval of incumbent directors.

However, the Board of Directors also recognizes that a classified structure may appear to reduce directors' accountability to stockholders, since such a structure does not enable stockholders to express a view on each director's performance by means of an annual vote. Moreover, many institutional investors believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies.

Proposed Declassification of the Board of Directors

Declassification of the Board of Directors requires several changes to our Second Restated Certificate of Incorporation. Specifically, Article 5 of our Second Restated Certification of Incorporation must be amended to delete the references to the classified board structure. The text of the revised Article 5, marked to show the proposed deletions and insertions, is attached as *Annex A* to this Proxy Statement. If approved by our stockholders, the amendment to our Second Restated Certificate of Incorporation will become effective upon the filing of a certificate of amendment with the Secretary of State of Delaware (which would occur during the 2011 Annual Meeting of Stockholders and prior to consideration of the proposal to elect directors). Our Board of Directors will then be declassified immediately, so that every director will stand for election at the 2011 Annual Meeting of Stockholders (and thereafter) for a one-year term.

Stockholders are requested in this Proposal 1 to approve the proposed amendment to the Second Restated Certificate of Incorporation to declassify the Board of Directors effective at the 2011 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF THE SECOND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS.

PROPOSAL 2

AMENDMENT OF OUR SECOND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR A MAJORITY VOTE STANDARD IN UNCONTESTED DIRECTOR ELECTIONS

After careful consideration, in February 2011, our Board of Directors voted unanimously to approve, and to recommend to our stockholders that they approve, an amendment to our Second Restated Certificate of Incorporation to provide for a majority vote standard in uncontested director elections effective at the 2011 Annual Meeting of Stockholders.

If approved by our stockholders, our Second Restated Certificate of Incorporation and certain other corporate governance documents will be amended to provide for the election of all directors by a majority vote standard in uncontested elections commencing immediately at the 2011 Annual Meeting of Stockholders. Under the majority voting standard, in order for a nominee to be elected to the Board of Directors in an "uncontested election," the number of votes cast "for" the nominee's election must exceed the number of votes cast "against" his or her election. Abstentions would not be considered as votes cast "for" or "against" a nominee. An "uncontested election" is any meeting of stockholders at which the number of nominees does not exceed the number of directors to be elected. In all director elections other than uncontested elections, which we refer to as "contested elections," the plurality voting standard would still apply.

Current Voting Standard for Uncontested Director Elections

Article 5, Section 3 of our Second Restated Certificate of Incorporation currently provides that our Board of Directors be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The nominees elected under this standard are those who receive the highest number of "for" votes notwithstanding the total number of votes cast "against" or "withheld."

However, our Corporate Governance Guidelines currently contain a policy that requires any nominee for director in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) who receives a greater number of votes "withheld" from his or her election than votes "for" such election to tender his or her resignation to the Board of Directors. The Board of Directors then would consider whether to accept this resignation in accordance with the procedures set forth in our Corporate Governance Guidelines.

Rationale for Majority Voting Standard

Under the current plurality vote standard, a nominee for director in an election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that nominee. The proposed majority vote standard would require that a nominee for director in an uncontested election receive a "for" vote from a majority of the votes cast to be elected to the Board of Directors.

The Board of Directors believes that the proposed majority vote standard for uncontested elections is a more equitable standard. At present, a plurality vote standard guarantees the election of a director in an uncontested election; however, a majority vote standard would mean that nominees in uncontested elections are only elected if a majority of the votes cast are voted in their favor. The Board of Directors believes that this majority vote standard in uncontested director elections will strengthen the director nomination process and enhance director accountability.

Although our Corporate Governance Guidelines currently provide a resignation policy for directors who do not receive a majority vote in uncontested election, in light of our commitment to maintaining high corporate governance standards, our Board of Directors has determined to take the additional step to amend our organizational documents to expressly provide for a majority voting standard in uncontested elections.

Proposed Majority Voting Standard for Uncontested Director Elections

Changing the voting standard for director elections will require several changes to our governing documents. Article 5 of our Second Restated Certificate of Incorporation will be amended to delete references to the plurality voting standard for director elections. The text of revised Article 5, marked to show the proposed deletions and insertions, is attached as *Annex A* to this Proxy Statement. The Second Restated Certificate of Incorporation will also be amended to provide that the voting standards in director elections will be set forth in our Bylaws. Amended Bylaws providing for the majority voting standard will then be adopted by the Board of Directors concurrently with the amendment to the Second Restated Certificate of Incorporation. The text of the amended Bylaws showing the proposed deletions and insertions is attached as *Annex B* to this Proxy Statement. Also in connection with this approval of this proposal, our Corporate Governance Guidelines will be amended to clarify that incumbent directors in uncontested elections who do not receive an affirmative vote of a majority of the votes cast must immediately tender their resignation to the Board of Directors, who would then consider whether to accept this resignation in accordance with the procedures outlined in the Corporate Governance Guidelines. The text of the revised portion of the Corporate Governance Guidelines showing the proposed deletions and insertions is attached as *Annex C* to this Proxy Statement.

If approved by our stockholders, the amendment to our Second Restated Certificate of Incorporation will become effective upon the filing of a certificate of amendment with the Secretary of State of Delaware (which would occur during the 2011 Annual Meeting of Stockholders and prior to consideration of the proposal to elect directors). The elections to follow at that meeting would then be governed by the new voting standards described herein.

Stockholders are requested in this Proposal 2 to approve the proposed amendment to the Second Restated Certificate of Incorporation to provide for a majority voting standard in uncontested director elections effective at the 2011 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF THE SECOND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR A MAJORITY VOTING STANDARD IN UNCONTESTED DIRECTOR ELECTIONS.

PROPOSAL 3

ELECTION OF DIRECTORS

If our stockholders approve Proposal 1, the stockholders will be asked to consider seven (7) nominees for election to our Board of Directors to serve for a one-year term until the 2012 Annual Meeting of Stockholders. If our stockholders do not approve Proposal 1, this Proposal 3 will not be submitted to a vote of our stockholders at the 2011 Annual Meeting of Stockholders, and instead, Proposal 4 (Election of Class III Directors) will be submitted in its place.

The Board of Directors

Our Second Restated Certificate of Incorporation provides that we shall have at least two and not more than 17 directors, with the exact number to be fixed by resolution of the Board of Directors from time to time or by a majority vote of the stockholders entitled to vote on directors. The current size of the Board of Directors is fixed at seven, and we currently have seven directors. The Board of Directors held twenty-four meetings during the year ended December 31, 2010. During 2010, all incumbent members of the Board of Directors attended at least 75% of the aggregate number of (i) meetings of the Board of Directors and (ii) meetings held by all committees of the Board of Directors on which the director served at the time the director was a member of the Board of Directors or the committee.

As established in our Second Restated Certificate of Incorporation, the Board of Directors is currently divided into three classes, designated as Class I, Class II and Class III. The current seven-member Board of Directors consists of three Class I members, two Class II members and two Class III members. The term for each class is three years, which expires at the third succeeding Annual Meeting of Stockholders after the respective class election. The term for our Board of Directors' Class III directors expires at this year's 2011 Annual Meeting of Stockholders. If Proposal 1 is approved by our stockholders, the Board of Directors will no longer be classified and the stockholders will elect seven directors at the 2011 Annual Meeting of Stockholders.

Nominees Standing for Election

The Corporate Governance and Nominating Committee has recommended and the Board of Directors has nominated the following individuals for director: Susan D. Bowick, Nathaniel A. Davis, Marce Fuller, Rolla P. Huff, David A. Koretz, Thomas E. Wheeler and M. Wayne Wisehart. All of the nominees are current members of our Board of Directors and, with the exception of Mr. Huff, have been determined to be independent. As our Chief Executive Officer, Mr. Huff is not independent. Our Corporate Governance and Nominating Committee has reviewed each nominee's qualifications and has recommended to our Board of Directors that each nominee be submitted to a vote of our stockholders at the 2011 Annual Meeting of Stockholders, each to serve until the 2012 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified. If a nominee is unavailable to serve as a director, proxies may be voted for another nominee proposed by the Corporate Governance and Nominating Committee and the Board of Directors, or the Board of Directors may reduce the number of directors to be elected at the 2011 Annual Meeting of Stockholders.

Set forth below is certain biographical information furnished to us by the directors standing for election at the 2011 Annual Meeting of Stockholders:

Susan D. Bowick

Age: 62

Ms. Bowick has served on our Board of Directors since May 2008. Ms. Bowick is a member of the Board of Directors of Comverse Technology, Inc. where she serves as the chairperson of the Leadership and Compensation Committee. Ms. Bowick has served as a consultant to several global technology companies, including IBM, SAP, Nokia and Nokia Siemens Networks. From 1977 to 2004, Ms. Bowick served in various executive positions with Hewlett-Packard Company, most recently as Executive Vice President, Human Resources and Workforce Development.

Ms. Bowick's previous senior leadership positions at Hewlett-Packard have given her experience and global expertise which are valuable to our Board of Directors. Her service there and on the Comverse Technology, Inc. board of directors has given her unique experience with executive compensation and human resources issues, which are important to her position as chairperson of the Leadership and Compensation Committee. In addition, given our current evaluation of strategic alternatives, her business development experience, which included evaluating potential mergers and acquisitions, at Hewlett-Packard is of importance to our Board of Directors.

Nathaniel A. Davis

Age: 57

Mr. Davis has served on our Board of Directors since February 2011. Mr. Davis has served as managing director of RANND Advisory Group, a business consulting group which advises venture capital and telecommunications firms providing due diligence, business process improvement, sales process improvement and management development, since 2003. From 2006 to 2008, Mr. Davis also served as Chief Executive Officer and President of XM Satellite Radio, a leading broadcaster of satellite radio systems. He also served from 1999 to 2008 on the XM Satellite Radio Board of Directors. Mr. Davis served as Executive in Residence of Columbia Capital, a venture capital franchise, from 2003 to 2006. From 2000 to 2003, Mr. Davis was President and Chief Operating Officer, and board member of, XO Communications Inc., a telecommunications service provider. XO Communications, Inc. filed for Chapter 11 bankruptcy in June of 2002 and emerged from bankruptcy in January 2003. Mr. Davis has also held senior executive positions at Nextel Communications, as Executive Vice President, Network and Technical Service, MCI Telecommunications U.S., as Chief Financial Officer, and MCI Metro, as President and Chief Operating Officer. Mr. Davis served from August 2005 to December 2008 on the Board of Directors of Charter Communications, a cable television operator. Mr. Davis currently serves as a director of K12 Inc., an online educational services provider.

Mr. Davis' experience in numerous senior leadership roles within the communications industry is valuable to the Board of Directors in providing executive and operational understanding in connection with the future direction of our business. His consulting experience will assist our Board of Directors in the integration of our ITC^DeltaCom and One Communications acquisitions. Mr. Davis' extensive prior experience as a public company director brings governance and business development expertise to our Board of Directors.

Marce Fuller

Age: 50

Ms. Fuller has served on our Board of Directors since October 2001. She was the President and Chief Executive Officer of Mirant Corporation, or Mirant, a U.S. marketer of power and natural gas, from July

1999 through September 2005, and served as a member of Mirant's Board of Directors until January 2006. From September 1997 to July 1999, Ms. Fuller served as President and Chief Executive Officer of the Mirant Americas Energy Marketing division of Mirant. From May 1996 to September 1997, Ms. Fuller was Senior Vice President of Mirant's North American operations and business development, and from February 1994 to May 1996, she was Mirant's Vice President for domestic business development. Mirant filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in July 2003 and emerged from bankruptcy protection in January 2006. Ms. Fuller serves on the Board of Directors of Curtiss-Wright Corporation, Benevolink and the Leadership Board of the College of Engineering, University of Alabama.

Ms. Fuller has gained unique governance expertise as a result of her work with us and her prior Chief Executive Officer position and her other independent director assignments, which is necessary for her roles as chairperson of the Corporate Governance and Nominating Committee and as Lead Director. In addition, she brings to the Board of Directors corporate development experience and knowledge gained from her senior leadership and board positions at Mirant and other public companies. Given her experience at Mirant and as a director of Curtiss-Wright Corporation, she also offers the Board of Directors an understanding of a global business.

Rolla P. Huff

Age: 54

Mr. Huff is our Chief Executive Officer and a member of our Board of Directors and has served in those positions since June 2007. He also served as President from June 2007 until May 2010. He was elected Chairman of the Board in January 2008. Mr. Huff was appointed as the Chief Executive Officer of Mpower Holding Corporation, a business telecommunications company, in November 1999 and as the Chairman of the Board of Mpower in July 2001 and served in both capacities until its merger with a subsidiary of U.S. TelePacific Holdings Corp. in August 2006. Mpower filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy protection in July 2002. From March 1999 until its acquisition in September 1999, Mr. Huff served as President and Chief Operating Officer of Frontier Corporation and served as Executive Vice President and Chief Financial Officer of that corporation from May 1998 to March 1999. From July 1997 to May 1998, Mr. Huff was President of AT&T Wireless for the Central U.S. region and Mr. Huff served as Senior Vice President and Chief Financial Officer of that company from 1995 to 1997. From 1994 to 1995, Mr. Huff was Financial Vice President of Mergers and Acquisitions for AT&T.

Mr. Huff's knowledge of EarthLink and our operations is valuable to the Board of Directors in evaluating and directing our future. In addition, Mr. Huff's experience in senior leadership and board positions of other public telecommunications companies has positioned him to bring executive, corporate development, operational and financial experience and industry knowledge to his position as Chairman of the Board.

David A. Koretz

Age: 31

Mr. Koretz has served on our Board of Directors since May 2008. Mr. Koretz is the President and Chief Executive Officer of BlueTie Inc., a provider of web-based applications and monetization platforms for businesses, software developers and service providers worldwide serving in these capacities since 1999. Since April 2009, Mr. Koretz also has served as Chief Executive Officer and President of Mykonos Software, Inc., an internet application security provider, and Adventive, Inc, an online marketing facilitator. Both Mykonos Software and Adventive are wholly-owned subsidiaries of BlueTie. Mr. Koretz serves as a member of the Board of Directors of several privately-held companies and as a member of the

Board of Trustees of the Rochester Institute of Technology. Mr. Koretz is a member of the Dean's Council at the Golisano School of Computing at Rochester Institute of Technology.

Mr. Koretz has gained valuable knowledge of the Internet and technology industry as a result of his work with BlueTie Inc., which is important to our Board of Directors in providing insight into the future direction of our business. This knowledge will assist us in our new focus on IP infrastructure and managed services. In addition, his work with privately-held companies has given him an understanding of private equity and smaller businesses, providing an entrepreneurial perspective that is important to our Board of Directors.

Thomas E. Wheeler

Age: 64

Mr. Wheeler has served on our Board of Directors since July 2003. Mr. Wheeler has served as a managing director of Core Capital Partners, a venture capital fund, since 2005 and President and Chief Executive Officer of Shiloh Group, LLC, a strategy development and private investment company specializing in telecommunications services since 2003. From 1992 through October 2003, Mr. Wheeler served as the President and Chief Executive Officer of the Cellular Telecommunications & Internet Association. Mr. Wheeler serves on the Board of Directors of TNS, Inc., a provider of data communications and transaction payment services.

Mr. Wheeler's extensive public policy experience, especially with telecommunications companies and issues, is essential for the Board of Directors of a company such as ours that regularly faces telecommunications regulatory issues. That same experience has also given Mr. Wheeler an understanding of the cable and the Internet Service Provider, or ISP, industries. In addition, his involvement with Internet protocol-based companies as a venture capitalist keeps him current with technology industry developments that are important to an Internet protocol-based company such as ours.

M. Wayne Wisehart

Age: 65

Mr. Wisehart is a self-employed consultant. He has served on our Board of Directors since July 2008. Mr. Wisehart is a member of the Board of Directors of Marchex, Inc. where he serves as the chairman of the Audit Committee. Mr. Wisehart served as the Consulting Chief Financial Officer of All Star Directories, Inc., a education lead generation company, from February 2010 to November 2010. Mr. Wisehart served as Chief Financial Officer of aQuantive, Inc., a digital marketing services company, from March 2006 until September 2007. aQuantive was acquired by Microsoft in August 2007. Prior to this position, Mr. Wisehart served as Executive Vice President and Chief Financial Officer of Western Wireless Corporation, a cellular phone service provider, from January 2003 until September 2005. Western Wireless was acquired by Alltel in August 2005. Prior to that time, Mr. Wisehart served as Chief Financial Officer of iNNERHOST, Inc., a web hosting services company, from October 2000 through February 2002, and as President and Chief Executive Officer for Teledirect International, Inc., a marketing automation software company, from February 1999 through October 2000.

Mr. Wisehart's experience as a Chief Financial Officer and on public company audit committees has given him financial expertise to serve as our Audit Committee financial expert and chairman of the Audit Committee. His experience with the financial and corporate development matters of telecommunications and technology companies is especially valuable. He also has gained experience in risk management from his work as a public company executive officer and audit committee member, which is essential to the Audit Committee and the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION AS DIRECTORS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

ELECTION OF CLASS III DIRECTORS

PROPOSAL 4 WILL NOT BE ADOPTED IF OUR STOCKHOLDERS APPROVE PROPOSAL 1

As established in our Second Restated Certificate of Incorporation, the Board of Directors is currently divided into three classes, designated as Class I, Class II and Class III. The current seven-member Board of Directors consists of three Class I members, two Class II members and two Class III members. The term for each class is three years, which expires at the third succeeding Annual Meeting of Stockholders after the respective class election. The term for our Board of Directors' Class III directors, Nathaniel A. Davis and Rolla P. Huff, expires at this year's Annual Meeting of Stockholders. Our Board of Directors has nominated Mr. Davis and Mr. Huff for election as Class III directors for a three-year term to serve until the 2014 Annual Meeting of Stockholders or until their successors are duly elected and qualified—ONLY in the event Proposal 1 is NOT APPROVED and the Board of Directors remains classified. Mr. Davis' and Mr. Huff's biographical information is included above in Proposal 3.

If a nominee is unable to serve as a director, proxies may be voted for another nominee proposed by the Corporate Governance and Nominating Committee and the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION AS DIRECTORS OF THE CLASS III NOMINEES NAMED ABOVE.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We have the following standing committees of our Board of Directors: Leadership and Compensation Committee, Audit Committee and Corporate Governance and Nominating Committee. Each committee has a charter which is available for review at the following website, *www.earthlink.net.* The charters may be found by clicking "About Us," then "Investor Relations" and then "Corporate Governance."

Leadership and Compensation Committee

The Leadership and Compensation Committee presently consists of Ms. Bowick (Chairperson), Ms. Fuller, Mr. Wheeler and Mr. Wisehart. The Leadership and Compensation Committee met six times during the year ended December 31, 2010. The Leadership and Compensation Committee establishes and approves cash and long-term incentive compensation for our executive officers and directors. The Leadership and Compensation Committee also administers our equity-based compensation plans. The Board of Directors has determined that the members of our Leadership and Compensation Committee are independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies.

The Leadership and Compensation Committee retains an outside independent compensation consultant to provide information and advice concerning compensation. During 2010, the Leadership and Compensation Committee engaged the outside independent consulting firm of Frederic W. Cook & Co., Inc. as part of its review of compensation. The nature and scope of Frederick W. Cook & Co.'s assignment is described on page 26 of this Proxy Statement.

Audit Committee

The Audit Committee presently consists of Mr. Wisehart (Chairperson), Ms. Fuller and Mr. Koretz. The Audit Committee met nine times during the year ended December 31, 2010. The Audit Committee is responsible for selecting our independent registered public accounting firm, reviewing the results and scope of audits and other services provided by our independent registered public accounting firm, reviewing the results and scope of audits performed by our internal auditors, and reviewing and evaluating our financial reporting and disclosure processes and internal control functions, including management's evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that the members of our Audit Committee are independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies and Sections 10A(m)(3)(a) and (B) of the Securities Exchange Act of 1934, as amended. In addition, the Board of Directors has determined that all members of our Audit Committee are financially literate as prescribed by the NASDAQ Listing Rules and that Mr. Wisehart is an "audit committee financial expert," within the meaning of the regulations promulgated by the Securities and Exchange Commission, or SEC. No member of the Audit Committee received any payments in 2010 from us or our subsidiaries other than compensation received as a director of EarthLink.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee presently consists of Ms. Fuller (Chairperson), Ms. Bowick, Mr. Koretz and Mr. Wheeler. The Corporate Governance and Nominating Committee met four times during the year ended December 31, 2010. The Corporate Governance and Nominating Committee is responsible for overseeing our corporate governance principles, guidelines and practices, and identifying, nominating, proposing and qualifying nominees for open seats on the Board of Directors. The Board of Directors has determined that the members of our Corporate Governance and Nominating Committee are independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies.

Corporate Governance Matters

Identifying and Evaluating Nominees

The Corporate Governance and Nominating Committee identifies nominees for director on its own as well as by considering recommendations from other members of the Board of Directors, our officers and employees, and other sources that the Corporate Governance and Nominating Committee deems appropriate. The Corporate Governance and Nominating Committee also will consider stockholder recommendations for nominees for director subject to such recommendations being made in accordance with our certificate of incorporation. In addition to the Corporate Governance and Nominating Committee's charter, we have Corporate Governance Guidelines that contain, among other matters, important information concerning the Corporate Governance and Nominating Committee's responsibilities when identifying and evaluating nominees for director. You will find the charter and guidelines at *www.earthlink.net* by selecting the following links: "About Us," then "Investor Relations" and then "Corporate Governance."

The Corporate Governance and Nominating Committee considers a number of factors, including an individual's competencies, experience, reputation, integrity, independence and potential for conflicts of interest when identifying director nominees. It also is important to the Corporate Governance and Nominating Committee that the Board of Directors works together in a cooperative fashion. When considering a director standing for re-election as a nominee, in addition to the attributes described above, the Corporate Governance and Nominating Committee also considers that individual's past contribution and future commitment to EarthLink. The Corporate Governance and Nominating Committee conducts an annual review of the skills, experience and attributes of the Board of Directors to ensure that there is a proper balance. The Corporate Governance and Nominating Committee evaluates the totality of the merits of each prospective nominee that it considers and does not restrict itself by establishing minimum qualifications or attributes. There are not specific weights given to any one factor, but among the items considered are prior public company experience, financial expertise, industry and operational expertise, private and smaller company experience, gender and other diversity, independence, innovation, government and public policy expertise, governance and legal expertise, executive compensation and human resources expertise and risk management expertise. Additionally, the Corporate Governance and Nominating Committee will continue to seek to populate the Board of Directors with a sufficient number of independent directors to satisfy NASDAQ listing standards and SEC requirements. The Corporate Governance and Nominating Committee will also seek to ensure that the Board of Directors, and consequently the Audit Committee, will have at least three independent members that satisfy NASDAQ financial and accounting experience requirements and at least one member who qualifies as an audit committee financial expert.

As required by our certificate of incorporation, any stockholder recommendation for a nominee for director to be voted upon at the 2012 Annual Meeting of Stockholders must be submitted in writing to our Corporate Secretary no later than 90 days in advance of our 2012 Annual Meeting of Stockholders, which is scheduled for May 1, 2012. In addition, the stockholder's notice must include (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the stockholder is a holder of record of shares entitled to vote at the applicable meeting and intends to appear in person or by proxy at the applicable meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) all other information regarding each nominee proposed by the stockholder as would be required to be included in a proxy statement filed pursuant to the then-current proxy rules of the SEC if the nominees were to be nominated by the Board of Directors; and (v) the consent of each nominee to serve as a director if elected. These requirements are separate from the requirements that stockholders must meet to include proposals in the proxy materials for the 2012 Annual Meeting of Stockholders, discussed later in this Proxy Statement.

There is no difference in the manner by which the Corporate Governance and Nominating Committee evaluates prospective nominees for director based on the source from which the individual was first identified.

Director Independence

The Board of Directors considers director independence based both on the meaning of the term "independent director" set forth in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies and on an overall review of transactions and relationships, if any, between the director and us.

In January 2011, the Board of Directors undertook its annual review of director independence. During this review, the Board of Directors considered transactions and relationships, if any, between each director or any member of his or her immediate family and us. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

The Board of Directors has determined that Ms. Bowick, Ms. Fuller and Messrs. Davis, Koretz, Wheeler and Wisehart are independent. As determined by the Board of Directors, we have one director who is not independent, Mr. Huff, due to his being our Chief Executive Officer.

The independent directors of the Board of Directors meet in executive session at least quarterly.

Board Leadership Structure and Role in Risk Oversight

Mr. Huff serves as our Chief Executive Officer and our Chairman of the Board. The Chairman of the Board presides at meetings of the stockholders and of the Board of Directors and has such other powers and duties as may be conferred upon him by the full Board of Directors. In order to assure the independent directors continue to play a leading role in our governance, our Board of Directors has an independent Lead Director who is appointed on an annual basis. Ms. Fuller serves as our independent Lead Director. In her role as independent Lead Director, Ms. Fuller has the following duties:

- presides at all meetings of the Board of Directors at which the Chairman of the Board is not present, including executive sessions of the independent directors;
- serves as liaison between the Chairman of the Board and the independent directors;
- provides advice and counsel to the Chairman of the Board on Board of Directors meeting agendas and schedules;
- has the authority to call meetings of the independent directors;
- is available for consultation and direct communication, under appropriate circumstances, if requested by major shareholders; and
- serves as Chairperson of the Corporate Governance and Nominating Committee.

The Board of Directors has three standing committees, Audit, Corporate Governance and Nominating and Leadership and Compensation. Each committee has a separate chairperson and each of the Audit, Corporate Governance and Nominating and Leadership and Compensation Committees are comprised solely of independent directors. Our Corporate Governance Guidelines provide that the independent directors will meet in executive session at least quarterly, and the Lead Director (or the chairperson of an independent committee, if appropriate) presides at these sessions.

Given our position in the highly competitive telecommunications industry, we believe having a combined Chief Executive Officer and Chairman of the Board position, along with an independent Lead Director and independent committees, is the most appropriate structure for us and our stockholders. The combined position of Chairman of the Board and Chief Executive Officer provides clear leadership for us and to other members of our industry as we strive to generate stockholder value in this competitive industry through strategic acquisitions and internal growth. The Lead Director facilitates the role of the independent directors by providing leadership to the independent directors and working closely with the Chairman of the Board. The Corporate Governance and Nominating Committee and the Board of Directors periodically evaluate our board leadership structure to ensure that it is appropriate for us at the time.

Our Audit Committee charter provides that the Audit Committee is responsible for monitoring material financial and operating risks of the Company. On a quarterly basis, management reports to the Audit Committee regarding our various risk areas. Although the Audit Committee has primary responsibility for overseeing these matters, the full Board of Directors is actively involved in overseeing risk management for the entire enterprise. On a quarterly basis, the Board of Directors receives a report from the Chief Financial Officer regarding risk management in which we identify our significant risk areas and oversight responsibility and evaluate each risk in terms of the likelihood and impact. The risks that are identified as probable to have the highest impact and are the mostly likely to occur are discussed in detail by the Board of Directors, including a review of the mitigation activities taken by us. The Board of Directors also engages in periodic discussions with the Chief Financial Officer and other members of management regarding risks as appropriate.

In addition, each of the other committees of the Board of Directors considers risks within its area of responsibility. The Leadership and Compensation Committee considers succession planning, human resources risks and risks that may result from our executive compensation programs on a regular basis. In this regard, in May 2010 our Leadership and Compensation Committee approved a Compensation Recoupment Policy and in October 2010 it approved Share Ownership Guidelines for our Board of Directors and Chief Executive Officer. Also, at the Leadership and Compensation Committee's direction, our management, with the advice of outside counsel, conducted a risk assessment of our sales incentives paid to employees of our New Edge subsidiary. (Sales incentives are not a feature of the compensation program for employees in our consumer segment due to the different nature of the Internet access industry.) The Leadership and Compensation Committee believes that overall the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us.

Periodically, the Corporate Governance and Nominating Committee, along with the full Board of Directors, considers governance risks. The current leadership structure of the Board of Directors supports the risk oversight functions described above by providing independent leadership at the committee level, with ultimate oversight by the full Board of Directors as led by our Chairman of the Board and Lead Director.

Stockholder Communications with the Board of Directors

We encourage stockholders to communicate with our Board of Directors by sending written correspondence to EarthLink, Inc., Attention: Lead Director, 1375 Peachtree Street, Mail Stop 1A7-14, Atlanta, Georgia, 30309. We do not screen correspondence for content but may screen regular incoming mail for security reasons. The Lead Director and her duly authorized agents are responsible for collecting and organizing stockholder communications. Absent a conflict of interest, the Lead Director is responsible for evaluating the materiality of each stockholder communication and determining which stockholder communications are to be presented to the full Board of Directors or other appropriate body.

Annual Performance Evaluations

Our Corporate Governance Guidelines provide that the Board of Directors and its Committees shall conduct an annual evaluation to assess and enhance their effectiveness. The Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also required to each conduct an annual self-evaluation. The Board of Directors, Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee each conducted an annual self-evaluation process during 2010.

Policy Regarding Attendance at Annual Meetings

We have a policy encouraging directors to attend annual meetings of stockholders. All of our directors were present at the 2010 Annual Meeting of Stockholders.

Codes of Ethics

We have a Code of Ethics for our Chief Executive Officer and Senior Financial Officers. We also have a Code of Business Conduct and Ethics for directors, officers and employees. Copies of each of these codes may be found at the following website, *www.earthlink.net*. You will find the codes by selecting the following links: "About Us," then "Investor Relations" and then "Corporate Governance."

Corporate Governance and Nominating Committee Report

The Corporate Governance and Nominating Committee's overall purposes are to (a) oversee our corporate governance principles, guidelines and practices and (b) identify, interview, qualify and recommend to the Board of Directors individuals to stand for election to, or fill any vacant seats on, the Board of Directors. The Corporate Governance and Nominating Committee of the Board of Directors is comprised entirely of independent directors.

The Corporate Governance and Nominating Committee operates under a written charter. During the past year, the Corporate Governance and Nominating Committee has reviewed and reassessed its charter and determined to amend the charter to assign responsibility for oversight of our regulatory compliance and applicable public policy and legislative matters to the Corporate Governance and Nominating Committee, which was previously reviewed by the Audit Committee.

Among the Corporate Governance and Nominating Committee's activities during 2010 and to date in 2011 were the following:

- Updated the Board of Directors Goals, Objectives and Duties document to synchronize the Board's 2010 objectives with the performance objectives of our Chief Executive Officer, which are described on page 29 of this Proxy Statement.
- Recommended to the Board of Directors to approve the proposals to declassify the Board of Directors and establish a majority voting standard for uncontested director elections.
- Recommended Nathaniel A. Davis as a Class III director.
- In light of our acquisition of ITC^DeltaCom and our pending acquisition of One Communications, whose operations are subject to greater federal and state regulation than our consumer business, amended its charter to assume responsibility for overseeing public policy and legislative matters applicable to us as well as our regulatory compliance.

Additionally, during late 2010 and into 2011, the Corporate Governance and Nominating Committee began to prepare for adding new members to our Board of Directors in light of the significant growth in our business services operations through the acquisitions of ITC^DeltaCom and One Communications. Accordingly, the Corporate Governance and Nominating Committee engaged an executive search firm to assist it in reviewing and identifying qualified candidates to serve on the Board of Directors. This process, which remains ongoing, led to the appointment of Mr. Davis to our Board of Directors.

Also, in connection with the 2010 Annual Meeting of Stockholders, the Corporate Governance and Nominating Committee reviewed each director's independence and affirmed that, other than Mr. Huff, each is independent based on the independence standards outlined in the NASDAQ Listing Rules for NASDAQ-listed companies and other standards considered by the Corporate Governance and Nominating Committee. Additionally, the Corporate Governance and Nominating Committee reviewed the qualifications of the directors nominated and determined that the nominees qualified for election at the 2011 Annual Meeting of Stockholders.

Submitted by: Corporate Governance and Nominating Committee

Marce Fuller (Chairperson)
Susan D. Bowick
David A. Koretz
Thomas E. Wheeler

The Corporate Governance and Nominating Committee Report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Director Compensation

The following table presents information relating to total compensation of our directors for the year ended December 31, 2010, including Terrell B. Jones who resigned as a director effective March 18, 2011. The following table does not present information for Rolla P. Huff, our Chairman and Chief Executive Officer, who did not receive additional compensation as a director and whose compensation is included in the Summary Compensation Table elsewhere in this Proxy Statement and Nathaniel A. Davis who did not become a director until February 21, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Susan D. Bowick	$76,500	$80,000(3)	$—	$—	$—	$—	$156,500
Marce Fuller	93,500	80,000(3)	—	—	—	—	173,500
Terrell B. Jones	50,500	80,000(3)	—	—	—	—	130,500
David A. Koretz	59,000	80,000(3)	—	—	—	—	139,000
Thomas E. Wheeler	54,000	80,000(3)	—	—	—	—	134,000
M. Wayne Wisehart	80,500	80,000(3)	—	—	—	—	160,500

(1) Compensation for stock awards represents the aggregate grant date fair value of the stock award, computed based on the number of stock awards granted and the closing stock price of EarthLink Common Stock on the date of grant. Assumptions used in the calculation of these award amounts are included in Note 12 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference into this Proxy Statement. The aggregate number of stock awards outstanding as of December 31, 2010, were as follows: Ms. Bowick, 9,435, Ms. Fuller, 10,383, Mr. Jones, 10,383, Mr. Koretz, 9,435, Mr. Wheeler, 10,383 and Mr. Wisehart, 9,435.

(2) The aggregate number of option awards outstanding as of December 31, 2010, were as follows: Ms. Bowick, 0, Ms. Fuller, 82,500, Mr. Jones, 65,000, Mr. Koretz, 0, Mr. Wheeler, 37,500 and Mr. Wisehart, 0.

(3) Pursuant to the EarthLink, Inc. Board of Directors Compensation Plan, on each of January 4, 2010 and July 20, 2010, we granted restricted stock units valued at $40,000 to each independent director serving on our Board of Directors on that date. The number of restricted stock units granted to each of these directors on these dates was 4,684 and 4,751, respectively, which was based on the closing price of EarthLink Common Stock on the dates of grant, or $8.54 per share and $8.42 per share, respectively. The restricted stock units vest and become exercisable one year from the date of grant.

During 2010, we paid each independent director an annual retainer of $35,000 for serving on the Board of Directors, paid semi-annually. We paid the Lead Director an additional annual retainer of

$20,000, paid semi-annually. We paid the Chairperson of the Corporate Governance and Nominating Committee an additional annual retainer of $10,000 for serving in such capacity, paid semi-annually. We paid the Chairperson of the Audit Committee and the Chairperson of the Leadership and Compensation Committee an additional annual retainer of $20,000 for serving in such capacity, paid semi-annually.

During 2010, we paid each independent member of the Board of Directors $1,000 for each full Board of Directors and committee meeting he or she attended in person ($500 if he or she attended telephonically). We also reimbursed directors for the expenses they incurred in attending meetings of the Board of Directors or committees thereof.

Under the Board of Directors Compensation Plan, when they join the Board of Directors independent directors receive an initial grant of restricted stock units covering stock valued at $45,000 on the date of grant. Each independent director also receives a grant of restricted stock units twice each year covering stock valued at $40,000 at the time of the grant. The grants are made on the first business day of January of each year and on the date of the July Board of Directors meeting each year. The restricted stock units vest after one year or upon an earlier change in control, and upon vesting the director will receive shares of Common Stock.

Our Chief Executive Officer does not receive additional compensation for serving as a director or Chairman of the Board.

We pay program fees and associated travel expenses for each director to participate in relevant director education programs.

We do not pay additional compensation to directors who are not independent for their service as directors but do reimburse such directors for expenses incurred in attending meetings of the Board of Directors and its committees.

The Leadership and Compensation Committee periodically considers our Board of Directors compensation policy with a primary objective of matching compensation levels to the relative demands associated with serving on the Board of Directors and its various committees. The Leadership and Compensation Committee also periodically reviews the compensation policies of other public company boards of directors by reviewing market surveys of director compensation data prepared by third party consulting firms, including a survey of technology companies. In January 2011, the Leadership and Compensation Committee amended our directors' compensation policy in order to eliminate meeting attendance fees and the initial grant of restricted stock units, to increase the amount of the annual retainer for each independent director to $70,000 and to provide that all retainers are paid in advance following the annual stockholder meeting in May. The policy was also amended to provide that an annual grant of restricted stock units of $80,000 will be made in one installment on the first business day immediately following the annual stockholder meeting in May. The Leadership and Compensation Committee made this change based on an analysis of director compensation trends prepared by its independent compensation consultant.

EXECUTIVE OFFICERS

Our executive officers serve at the discretion of the Board of Directors, and serve until they resign, are removed or are otherwise disqualified to serve, or until their successors are elected and qualified. Our executive officers presently include: Rolla P. Huff, Kevin F. Brand, Samuel R. DeSimone, Jr., Barbara Dondiego, Bradley A. Ferguson, Brian Fink, Stacie S. Hagan, James P. O'Brien, Cardi M. Prinzi, Robert L. Scott and Joseph M. Wetzel. The following sets forth biographical information for our executive officers who are not directors. Biographical information for Rolla P. Huff, who is also a director, is provided in the section entitled "Proposal 1—Election of Directors—Directors Standing for Election" of this Proxy Statement.

Kevin F. Brand—Executive Vice President, Consumer Products and Support

Age: 52

Mr. Brand has served as our Executive Vice President, Consumer Products and Support since November 2010. Mr. Brand joined us in June 2001 and served as Vice President, Network Operations and Vice President, Products prior to his current role. Mr. Brand was Executive Vice President of Operations at CAIS Internet from November 1999 through January 2001. CAIS Internet, which changed its name to Ardent Communications, Inc. in July 2001, filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in October 2001 and all of the company's assets were later sold. From June 1980 through November 1999, Mr. Brand worked in a variety of management positions at AT&T, AT&T Paradyne and AT&T Bell Laboratories in operations, customer support, product management, marketing and technical areas.

Samuel R. DeSimone, Jr.—Executive Vice President, General Counsel and Secretary

Age: 51

Mr. DeSimone has served as our Executive Vice President, General Counsel and Secretary since February 2000. Prior to that, Mr. DeSimone served in such capacities at MindSpring Enterprises Inc. since November 1998 prior to its merger with EarthLink Network, Inc. in February 2000. From September 1995 to August 1998, Mr. DeSimone served as Vice President of Corporate Development with Merix Corporation, a printed circuit board manufacturer. From June 1990 to August 1995, he was an associate attorney and a partner with Lane Powell Spears Lubersky of Portland, Oregon.

Barbara Dondiego—Senior Vice President, Chief Marketing Officer, EarthLink Business

Age 35

Ms. Dondiego has served as our Senior Vice President of Marketing and Chief Marketing Officer since January 2011. Previously, Ms. Dondiego served as Senior Vice President of Marketing and Product Development for ITC^DeltaCom from August 2009 through 2010. Ms. Dondiego joined WilTel Communications in 2004 which was acquired by Level 3 Communications, an international provider of fiber-based communications services, in 2005 where she held various marketing leadership positions including Senior Vice President of Marketing and Vice President of Marketing from 2004 to August 2009. Prior to joining Level 3, Ms Dondiego held various leadership roles at McLeodUSA and MCI from 1996 to 2006.

Bradley A. Ferguson—Executive Vice President, Chief Financial Officer

Age: 40

Mr. Ferguson has served as our Executive Vice President, Chief Financial Officer since August 2009. He also serves as our Principal Accounting Officer. From September 2005 to August 2009, Mr. Ferguson served as our Vice President, Controller. From September 2002 to September 2005, Mr. Ferguson served as our Vice President—Commercial Finance. Mr. Ferguson has been an officer of our Company since the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc. in February 2000 and was an officer of MindSpring Enterprises, Inc. prior to that time. Prior to joining MindSpring, Mr. Ferguson was a member of the audit practice at Arthur Andersen LLP.

Brian P. Fink—Senior Vice President, Strategic Planning and Program Delivery

Age: 48

Mr. Fink has served as our Senior Vice President, Strategic Planning and Program Delivery since January 2011. From May 2009 to January 2011, Mr. Fink served as the Managing Partner of IntegraTouch, LLC, a company he founded which operates as a development, operations and integration solutions company; from December 2002 to May 2007, he served IntegraTouch, LLC as Chief Executive Officer, Managing Partner and member of the Board of Directors. From May 2007 to May 2009 Mr. Fink served as Executive Vice President and Chief Information Officer of One Communications, a regional telecommunications provider. From 1994 to 2002, Mr. Fink was an officer of Global Crossing / Frontier Communications, an IP solutions provider. Prior to 1994, Mr. Fink held the CIO position for a regional telecommunications company, Schneider Communications, and development and strategic planning roles for AT&T Bell Labs. Mr. Fink has served on the Board of Directors of WorldGate Communications, Inc., a video and communications technology provider, since April 2009.

Stacie S. Hagan—Executive Vice President, Chief People Officer

Age: 44

Ms. Hagan has served as our Executive Vice President, Chief People Officer since March 2007. Ms. Hagan joined us in September 2002 and has served in several capacities, including Vice President, Human Resources. Prior to joining us, Ms. Hagan served as President/Principal at SynerChange International, Inc. from 1993 until 2002.

James P. O'Brien—Executive Vice President, Network Services and Operations

Age: 47

Mr. O'Brien has served as our Executive Vice President, Network Services and Customer Operations since December 2010 following our acquisition of ITC^DeltaCom. Previously, Mr. O'Brien served as Executive Vice President, Operations of ITC^DeltaCom since February 2005. He served as Senior Vice President for Engineering and Operations at ICG Communications, Inc. from 1999 to 2005. Prior to joining ICG Communications, Inc., Mr. O'Brien held positions at ICG/AT&T and The Associated Press.

Cardi M. Prinzi—Executive Vice President, Sales and Marketing

Age: 54

Mr. Prinzi has served as Executive Vice President, Sales and Marketing since November 2010. Mr. Prinzi joined us in July 2009 and served as President, New Edge Networks prior to his current role. From September 2003 to June 2009, Mr. Prinzi served as Senior Vice President of Marketing of TelePacific Communications, a business telecommunications company. In addition, Mr. Prinzi has held executive level positions at Pihana Pacific, Inc. (Equinix, Inc.), WorldCom/MFS and Sprint.

Robert L. Scott—Chief Information Officer

Age: 48

Mr. Scott has served as our Chief Information Officer since April 2008. From August 2003 to April 2008, Mr. Scott served as Chief Information Officer of BT Global Financial Services (Radianz), a connectivity services provider. Mr. Scott has held officer level positions as CIO and CTO at MPower Communications and Logix Communications, respectively.

Joseph M. Wetzel—President and Chief Operating Officer

Age: 55

Mr. Wetzel has served as our President since May 2010 and as our Chief Operating Officer since August 2007. Mr. Wetzel served as the President and Chief Operating Officer of Mpower Holding Corporation, a business telecommunications company, from July 2001 until its merger with a subsidiary of U.S. TelePacific Holdings Corp. in August 2006. Prior to that, Mr. Wetzel served as President of Operations of Mpower Holding Corporation from August 2000 through July 2001. He also served on the Board of Directors of Mpower Holding Corporation from March 2002 until April 2003. Mpower filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy protection in July 2002. From 1997 to 2000, Mr. Wetzel was Vice President of Technology with MediaOne Group and from 1993 to 1997 was Vice President of Technology with MediaOne's multimedia group.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own beneficially more than 10% of our Common Stock to file reports of ownership and changes in ownership of such stock with the SEC. These persons are also required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required. All persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis during the year ended December 31, 2010 except that two Form 4's reporting three transactions were filed late for Mr. Prinzi.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the beneficial ownership of our issued and outstanding Common Stock by (i) those persons known by management to own beneficially more than 5% of our issued and outstanding Common Stock, (ii) our directors, (iii) the executive officers identified as "Named Executive Officers" in the Summary Compensation Table on page 37 of this Proxy Statement, and (iv) all of our directors and officers as a group. Except as otherwise indicated in the footnotes below, such information is provided as of February 28, 2011. According to SEC rules, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
Susan D. Bowick	21,114	*
Kevin F. Brand	115,369(4)	*
Nathaniel A. Davis	—	*
Samuel R. DeSimone, Jr.	176,006(5)	*
Bradley A. Ferguson	141,986(6)	*
Marce Fuller	118,387(7)	*
Rolla P. Huff	733,588(8)	*
David A. Koretz	21,114	*
Joseph M. Wetzel	235,501(9)	*
Thomas E. Wheeler	71,510(10)	*
M. Wayne Wisehart	18,128	*
BlackRock, Inc.	7,289,351(11)	6.7%
Renaissance Technologies LLC	7,434,183(12)	6.8%
Sterling Capital Management LLC	5,603,122(13)	5.2%
The Vanguard Group, Inc	5,281,701(14)	4.9%
All directors and executive officers as a group (17 persons)	1,775,493(15)	1.6%

* Represents beneficial ownership of less than 1.0% of our Common Stock.

(1) Except as otherwise indicated by footnote below or in any applicable Schedule 13D, Schedule 13G or Form 13F, (i) the named person has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, and (ii) the address of the named person is that of EarthLink.

(2) Beneficial ownership is determined in accordance with the rules of the SEC based on factors such as voting and investment power with respect to shares of Common Stock.

(3) Calculated based on 108,699,349 shares of Common Stock outstanding as of February 28, 2011.

(4) Includes options to purchase 76,000 shares of Common Stock.

(5) Includes options to purchase 128,438 shares of Common Stock.

(6) Includes options to purchase 42,032 shares of Common Stock.

(7) Includes options to purchase 80,000 shares of Common Stock.

(8) Includes options to purchase 200,000 shares of Common Stock.

(9) Includes options to purchase 37,501 shares of Common Stock.

(10) Includes options to purchase 35,000 shares of Common Stock.

(11) Represents beneficial ownership as of December 31, 2010, according to the Schedule 13G filed by BlackRock, Inc. on February 4, 2011. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(12) Represents beneficial ownership as of December 31, 2010, according to the Schedule 13G filed by Renaissance Technologies LLC on behalf of Renaissance Technologies LLC, James H. Simons and Renaissance Technologies Holdings Corporation on February 11, 2011. Renaissance Technologies LLC has sole voting power over 6,293,326 of these shares, sole dispositive power over 7,007,569 of these shares and shared dispositive power over 426,614 of these shares. The address for Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022.

(13) Represents beneficial ownership as of December 31, 2010, according to the Schedule 13G filed by Sterling Capital Management LLC on January 31, 2011. The address for Sterling Capital Management LLC is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211.

(14) Represents beneficial ownership as of December 31, 2010, according to the Schedule 13G filed by The Vanguard Group, Inc. on February 10, 2011. The Vanguard Group has sole voting power over 163,779 of these shares, sole dispositive power over 5,117,922 of these shares and shared dispositive power over 163,779 of these shares. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malver, PA 19355.

(15) Includes options to purchase an aggregate of 619,096 shares of Common Stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Guiding Philosophy

Our primary executive compensation goals have been to:

- offer competitive compensation to attract and retain talented executives,
- tie annual cash incentives to achievement of performance objectives that tie directly to our strategic and operational goals, and
- align executives' interests with long-term stockholder value creation.

To achieve these goals, we have used a "Total Rewards" approach establishing a compensation package of separate, but integrated components, including: base salary, short-term annual cash incentives, long-term incentive compensation, retention incentives and health and welfare benefits.

Business Challenges and Context

Since our restructuring in 2007, we have gone through a significant transition, focusing on strengthening short-term performance while exploring strategic alternatives that would deliver long-term shareholder value. During this period our business strategy has been to maximize cash flows through customer retention and improved operational efficiency. Our compensation programs in 2008 through 2010 reflected this business strategy and should be evaluated in light of our unique business position. Specifically we have structured our short-term annual incentive plan to incentivize cash generation. Our long-term programs have been focused primarily on retention and stock ownership to retain executives during this transition period and reinforce the link to shareholders. We believe this strategy has been successful, demonstrated by strong cash flow performance in 2008 through 2010, our recent acquisition of ITC^DeltaCom, and our entering into a definitive agreement to acquire One Communications. During this three year period, our total return to stockholders (including dividends) has been 35.062% compared to 6.823% and −10.064% for the Russell 2000 Index and NASDAQ Telecomm Index, respectively.

In 2011, our business strategy reflects our new focus on being a leading IP infrastructure and managed services provider and our executive compensation programs are being redesigned accordingly. For our 2011 executive compensation program, our 2011 short-term bonus plan includes performance objectives tied to revenue as well as Adjusted EBITDA ("Adjusted EBITDA" refers to net income before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, gain (loss) on investments, net, impairment of goodwill and intangible assets, and restructuring and acquisition-related costs). We also have instituted an annual equity award program which for 2011 includes service-based vesting provisions as well as performance-based awards tied to critical integration milestones.

Executive Summary for 2010

While maintaining our guiding philosophy of competitive and affordable Total Rewards, our compensation decisions in 2010 continued to align our compensation practices with our position in the highly competitive Internet access industry by rewarding performance and focusing on retention programs. The Leadership and Compensation Committee of the Board of Directors, or the Committee, designed the compensation programs for 2010 to retain the key talent necessary to drive our performance in the near-term and thereby sustain opportunities for strategic alternatives aimed at building long-term shareholder value. The Committee intends for the compensation programs to provide appropriate performance incentives while maintaining accountability to stockholders.

During 2010, we continued improvements in customer retention and operational efficiencies while generating significant cash. We also completed our acquisition of ITC^DeltaCom and entered into a definitive agreement to acquire One Communications, which acquisitions we believe will lead to increased shareholder value. We generated $219.1 million in Adjusted EBITDA for 2010. In 2010, management reduced total sales and marketing, operations, customer support, and general and administrative expenses by 20% from the prior year. In addition, we generated $195.1 million of free cash flow (defined as Adjusted EBITDA minus capital expenses) and paid $67.5 million in dividends.

The short-term incentive plan described on pages 30 to 31 of this Proxy Statement was designed to provide compelling incentives for management to achieve performance against plan. In 2010, this plan's performance goals were based on Adjusted EBITDA targets. Final year results exceeded our annual cash bonus plan's Adjusted EBITDA performance target. The resulting payouts to our Named Executive Officers under our short-term annual bonus plan are provided on page 31 of this Proxy Statement.

In 2009 the Committee had adopted a retention incentive plan covering the 2009 to 2010 time period and in 2009 only granted long-term equity awards on a limited individual basis, as described on page 32 of this Proxy Statement. The retention incentive plan described on pages 32 to 33 of this Proxy Statement included an opportunity for a cash-denominated award payable over two years in cash, stock, or a combination thereof at the discretion of the Committee.

In July 2010, taking into account that the preponderance of current retention incentives currently in place fully vest in February 2011, the Committee determined to reinstate our broad-based long-term incentive program. The Committee believed this would aid in retention of key executives as we further explored our alternatives for increasing shareholder value and would further align the interests of our executives with our stockholders. The long-term incentive program described on pages 31 to 32 of this Proxy Statement consisted of a grant of restricted stock units to selected employees.

As detailed below, the Committee believes total direct compensation for our Named Executive Officers, both on a targeted and actual basis, was reasonable and within the range of compensation offered by comparison companies and reflected our strong performance in 2010. The Committee also believes the 2010 compensation design was effective in driving performance by generating meaningful rewards for achieving business objectives and was reasonable investment relative to the overall shareholder value creation in 2010.

Determining Compensation

Leadership and Compensation Committee. As described on page 12 of this Proxy Statement, we have a Leadership and Compensation Committee of the Board of Directors which currently consists of Ms. Bowick (Chairperson), Ms. Fuller, Mr. Wheeler and Mr. Wisehart. The Committee operates under a written charter adopted by the Board of Directors, which is available on our Internet website, *www.earthlink.net*. This charter is reviewed annually by the Committee and was last amended on February 3, 2010. The Board of Directors has determined that the members of the Committee are "independent directors" (within the meaning of Rule 5605(a)(2) of the Rules of NASDAQ and the independence standards of our Corporate Governance Guidelines). While the Committee's charter does not specify qualifications required for Committee members, Ms. Bowick is a former executive officer of human resources at a large technology company and is currently the compensation committee chairperson for another public company's board of directors. Ms. Fuller and Mr. Wisehart are members of other public company boards of directors and are a former chief executive officer and chief financial officer of a public company, respectively. Mr. Wheeler is a managing director of a venture capital fund which has ownership positions in numerous technology companies. Ms. Fuller and Mr. Wisehart are also members of the Audit Committee, which not only permits direct continuity between these two committees but also facilitates the Committee's review of whether our compensation programs pose any material risks for the Company.

Since 2005, the Committee has retained its own independent compensation consultant to review certain information and advice provided by management, and to provide additional information and advice to the Committee concerning compensation. The Committee confers with its outside consultant without management present to discuss our executive compensation programs, Chief Executive Officer compensation, and best practices in executive compensation matters.

Beginning in August 2008, the Committee began working with Frederic W. Cook & Co., Inc. as its independent compensation consultant. The role of the consultant is to provide advice and counsel. In 2010, the consultant performed work at the direction and under the supervision of the Committee, and the Committee does not delegate authority to consultants or to other parties. The Committee's consultant at times works directly with management on behalf of the Committee, but under direction and approval of the Committee. The Committee's consultant provides no other services to the Company.

The table below outlines the roles and responsibilities related to executive compensation:

Leadership and Compensation Committee	• Designs, evaluates and approves our executive compensation plans, policies and programs • Establishes the cash and short-term incentive compensation for our executive officers • Determines the compensation programs for the members of our Board of Directors and its committees. • Administers our equity-based compensation plans • At least annually conducts a review of our management personnel and conducts management succession planning.
Independent Board Members	• Annually review and evaluate the goals and objectives relevant to the compensation of our Chief Executive Officer • Annually evaluates the performance of our Chief Executive Officer in light of his goals and objectives • Provides final review of our Chief Executive Officer's compensation
F. W. Cook (Independent Consultant to the Committee)	• Participated in all Committee meetings during 2010 • Reviewed materials in advance, and provided to the Committee additional information on market trends. • Provided advice, research and analytical services on a variety of subjects, including compensation of our Named Executive Officers, nonemployee director compensation, adoption of a compensation recoupment policy and adoption of stock ownership guidelines as well as general executive compensation trends.
Chief Executive Officer	• Proposes compensation for our other Named Executive Officers • Works with the Committee to determine the business performance targets in our bonus plans • Attends Committee meetings, except for executive sessions related to his compensation

- Our Chief Executive Officer does not make recommendations to the Committee regarding his annual base salary, his equity compensation awards or other long-term incentives or his annual bonus plan target payment

Other Members of Management

- Employees reporting to the Chief People Officer together with the Committee's external consultant prepare materials for the Committee using market data from both broad-based and targeted national compensation surveys

In determining compensation, the Committee generally takes into account our business strategy, internal consistency, external market competitiveness in light of general economic trends, and individual and business performance.

Competitive Market Information. To ensure that our compensation programs are competitive, the Committee in 2010 compared our compensation practices to the competitive market using published survey and proxy data. In 2010, based on our current revenue levels, the market data included companies with $500 million to $1.5 billion in revenue. Management provided the Committee with comparisons for base salary, total annual cash compensation (base salary plus annual incentives at both target incentive levels and actual performance-based incentive levels) and total direct compensation (base salary, annual cash incentives and long-term equity incentives). Data sources for executive compensation information reviewed in February 2010 included the following sources:

- *Equilar ExecutiveInsight Database:* Companies with $500 million to $1.5 billion in revenue and market capitalization, using the technology industry only when sufficient sample size was available. Specific companies in the database are included below, but not all companies were compared for all officer positions:

Acxiom Corp.
ADC Telecommunications Inc.
Adtran Inc.
Arris Group Inc.
Avocent Corp.
Centennial Communications Corp./DE
Ciena Corp.
Cincinnati Bell Inc.
Coherent Inc.
Comtech Telecommunications Corp.
Cubic Corp./DE
Cymer Inc.
Eclipsys Corp.
Electronics for Imaging Inc.
Entegris Inc.
FEI Co.
Finisar Corp.
Infinera Corp.
Integrated Device Technology Inc.
Ion Geophysical Corp.
L-1 Identity Solutions, Inc.
Lawson Software, Inc.
Littlefuse Inc.
Loral Space & Communications Inc.
Mentor Graphics Corp.
MKS Instruments Inc.
Multi-Fineline Electronix, Inc.
NDS Group PLC
Netgear, Inc.
Ntelos Holdings Corp.
Omnivision Technologies Inc.
Orbitz Worldwide, Inc.
OSI Systems Inc.
Plantronics Inc./CA
Progress Software Corp.
Quantum Corp.
Realnetworks Inc.
RF Micro Devices Inc.
Rofin Sinar Technologies Inc.
Sapient Corp.
Savvis, Inc.
Scientific Games Corp.
Stanley, Inc.
Sunpower Corp.
Sykes Enterprises Inc.
Syniverse Holdings Inc.
Triquint Semiconductor Inc.
TTM Technologies Inc.
United Online Inc.
Valueclick Inc./CA
Varian Inc.
Verifone Holdings, Inc.
Verigy Ltd.
Viasat Inc.

- *Radford Executive Database:* Companies with $500 million to $999 million in revenue. Specific companies in the database are included below, but not all companies were compared for all officer positions:

Adtran Inc.
Akamai Technologies
Aspect Software
Avid Technology
BAE Systems—Network Systems
Brooks Automation
Cambridge silicon Radio
Ciena
Coherent Inc.
Coinstar
Conexant Systems
Cubic Corporation
Cypress Semiconductor
Dana-Farber Cancer Institute
Disney Interactive Media Group
DJO
Dolby Laboratories
ECC
Eclipsys
Electronics for Imaging Inc.
Emdeon Business Services
Entegris Inc.
Equinix
ESRI
F5 Networks
FEI Company
Finisar Forsythe Technology
Fox Interactive Media
Genencor, a Danisco division
Getty Images
GTSI
Harris Stratex Networks
Hitachi High Technologies
Howard Hughes Medical
Hutchinson Technology
Hypercom
IAC Search & Media
ICF International
Infineon Technologies
Infinera
Integrated Device Technology
Intermec
International Rectifier
Intersil
Intuitive Surgical
Ion Geophysical
IPC Systems
ITG
Kaiser Permanente-KPIT
Kronos
L-1 Identify Solutions
Laird Technologies
Lawson Software
Loral Space & Communications
Meggitt-USA
Mentor Graphics
Microsemi Misys
Mitel Networks
Mitsubishi Digital Electronics America
Moody's Analytics
National Instruments
Navteq
NDS Americas
Novell
Omnivision Technologies Inc.
Open Text
Orbitz Worldwide Inc.
Panduit
Plantronics Inc.
PMC-Sierra Progress Software
Qlogic
Quantum
Quest Software
RCN Corp.
Realnetworks Inc.
Red Hat
Resmed
Risk Management Solutions
Sage Software
Savvis Communications
SEH America
Sensus Metering Systems
Skyworks Solutions
Space Systems/Loral
Stanley Associates
Sterling Commerce
Stmicroelectronics
Stryker Endoscopy
SUMCO VSA Phoenix
Syniverse Technologies
Telcordia Technologies
The Johns Hopkins University
The Mathworks
The PMI Group
THQ Inc.
Tibco Software Inc.
Toshiba America Business Solutions
Toshiba America Medical System
Triquint Semiconductor
Varian Semiconductor Equipment
Verifone
Verigy
Verisign
Viasat
Vonage
Welch Allyn
WMS Gaming
Xerox International Partners
Zebra Technologies

The Committee reviewed these databases because they contain a sufficient number of comparator companies to provide reliable benchmarks for each of our executive positions. The Committee used data from these sources to evaluate base salary, total annual cash compensation, target annual incentive levels and total direct compensation for our Named Executive Officers.

Based on the latest survey group data available to the Committee prior to establishing base salaries and annual incentives for 2010, average total cash compensation for the named executive officers was 142% of the market median, due to strong performance on the 2009 annual incentive plan and the vesting of one-half of the 2009 retention incentive award. The average total direct compensation for the named executive officers was 110% of the median.

Executive Performance. In 2010, the Committee also took into consideration individual and overall Company operating performance to ensure executive compensation reflected past performance as well as future potential and adequately differentiates between employees, based on scope and complexity of the employee's job position, market comparisons and individual performance.

The Chief Executive Officer's performance is typically reviewed annually by the Committee and the Board of Directors prior to considering changes in base salary, bonus payouts and total compensation. In February 2010, the Committee and the Board of Directors reviewed the Chief Executive Officer's annual performance in light of Company performance and leadership objectives designated by the Board of Directors as essential to the role of the Company's Chief Executive Officer for 2010.

In this review the Board of Directors also established Mr. Huff's 2010 performance objectives which included meeting or exceeding $184 million in operating EBITDA; either substantially scaling the revenue and increasing the profitability of the SMB business or executing a strategic transaction that reduces exposure to this business; retaining and nurturing investor relationships; evaluating the viability of the outsourcing of IT activities; proposing a detailed succession plan for senior management; and proposing alternatives for the optimal use of capital resources.

The compensation policies with respect to our Named Executive Officers in 2010 did not differ materially between these officers, other than that our Chief Executive Officer and our President and Chief Operating Officer have employment agreements. Other than with respect to the Chief Executive Officer's individual performance objectives, our targets and compensation philosophy were consistent across all Named Executive Officers.

Elements of Executive Compensation

The elements of executive compensation include base salary, short-term annual bonuses, long-term incentive compensation, retention incentives and benefits. In 2010, the Committee did not allocate specific weight to each of the compensation components, but its intent was to:

1) align total direct compensation (including base salary, annual cash incentives and long-term equity incentives) with the our business goals;

2) ensure that compensation was competitive with other companies of similar size operating in the technology and telecommunications sectors; and

3) in light of our competitive position in the Internet access industry, ensure that total direct compensation would have significant retention value to our remaining employee base and drive our performance.

We evaluated each component of compensation in comparison to past Company practice, competitive benchmarks and Company performance goals.

Base Salaries

In February 2010, the Committee reviewed base salaries in relation to the market median of comparison companies. The 2010 total base salaries for our Named Executive Officer group, excluding our Chief Executive Officer, were approximately 100% of the market median described above, with individuals ranging between 90% and 113% of market median. The Committee determined that no base salary increases would be provided to the Named Executive Officers for 2010, with the exception of our Chief Financial Officer. Mr. Ferguson's base salary was increased to be more competitive with the market median for chief financial officers and in recognition of his performance in 2009 and additional experience as a chief financial officer since his promotion to this position in August 2009. Mr. Wetzel received a salary increase in May 2010 in connection with his promotion to President. Mr. Brand received a salary increase in September 2010 in connection with an increase in his responsibilities. The following table summarizes the 2010 base salaries for our Named Executive Officers, which became effective in March 2010 (other than as described above):

Name and Title	2010 Base Salaries
Rolla P. Huff Chairman of the Board and Chief Executive Officer	$800,000
Joseph M. Wetzel President and Chief Operating Officer	475,000
Bradley A. Ferguson Executive Vice President, Chief Financial Officer	310,000
Kevin F. Brand Executive Vice President, Consumer Products and Support	300,000
Samuel R. DeSimone, Jr. Executive Vice President, General Counsel and Secretary	295,000

In setting Mr. Huff's annual base salary for 2010, the Committee took into account compensation information for chief executive officers within the peer groups referenced above, Mr. Huff's leadership in our generation of significant cash, and Mr. Huff's and our performance during 2009. Mr. Huff's annualized base salary for 2010 was determined to be 133% of the median for the comparison group. The Committee believes this 2010 base pay is reasonable in light of our performance under Mr. Huff's leadership.

Short-Term Annual Bonuses

2010 Annual Bonus Plan. The annual bonus opportunities established for our executive officers in 2010 were intended to provide an incentive for advancing our performance in the short term. In February 2010, the Committee adopted the 2010 Annual Bonus Plan with a performance metric related to Company Adjusted EBITDA. The Committee took into account our 2010 operating plan when it approved the levels of Adjusted EBITDA necessary to satisfy the threshold, target and maximum bonus payouts.

In February 2011, the Committee reviewed our actual operating performance for the year ended December 31, 2010 against the 2010 Annual Bonus Plan goals and approved the achievement levels and a bonus payout of 170.2% of the target bonus potential. The 2010 Annual Bonus Plan performance targets and achievement are set forth below:

2010 Annual Bonus Plan Performance Targets and Achievement
(in millions)

	50% Payout Threshold	100% Payout Target	200% Payout Maximum	2010 Actual Performance	Achievement-based Payout
Adjusted EBITDA	$175.0	$187.0	$215.0	$209.0(1)	170.2%

(1) The Committee used its discretion under the 2010 Annual Bonus Plan to reduce the Adjusted EBITDA performance achievement for purposes of the Plan from $219.1 million to $209.0 million to take into account unanticipated items relating to one-time benefits, including accounting adjustments.

Our Named Executive Officers' target bonus opportunity as a percentage of eligible earnings is identified in the table below. Each executive officer's bonus payout is the product of the overall bonus payout percentage multiplied by the individual's target bonus opportunity multiplied by the individual's eligible earnings for 2010. Given the competitive market position of the compensation of our Named Executive Officers, the Committee determined to hold target bonus opportunities as a percentage of eligible earnings flat for 2010 for each of the Named Executive Officers, other than Mr. Ferguson. In May

2010 Mr. Ferguson's target bonus opportunity was increased from 50% to 60% in recognition of the relative competitiveness of his salary and his 2009 achievements and additional experience as a chief financial officer. Also in May 2010, Mr. Wetzel's target bonus opportunity was increased from 65% to 80% in connection with his appointment as President and in recognition of the additional duties and responsibilities that role includes. In September 2010, Mr. Brand's target bonus opportunity was increased to 55% in connection with the increase in his responsibilities.

2010 Bonus Payments. In light of our performance against the Adjusted EBITDA targets for 2010, and taking into account the individual performance of each executive to ensure there were no cases of under-performance, the Committee approved the bonuses earned under the 2010 Annual Bonus Plan for the following Named Executive Officers with bonus payments being paid in cash in February 2011.

Name	2010 Target Bonus Opportunity	2010 Annual Bonus Plan Payment
Rolla P. Huff	100%	$1,361,600
Joseph M. Wetzel	80%	618,952
Bradley A. Ferguson	60%	315,001
Kevin F. Brand	55%	277,589
Samuel R. DeSimone, Jr.	50%	251,045

The Committee reserves the right to exercise discretion to award individual compensation regardless of actual attainment of relevant company performance goals or to reduce the size of any individual bonus payout under the bonus plan. The Committee did not exercise such discretion regarding the 2010 bonus payments to the Named Executive Officers under the 2010 Annual Bonus Plan.

Long-Term Incentive Compensation

Our long-term incentive compensation plan for our executive officers historically has been based on our equity incentive plans. These plans promote ownership of Common Stock, which, in turn, provides a common interest between our stockholders and our executive officers. In July 2010, the Committee determined to reinstate our broad-based long-term incentive compensation plan and to grant awards for restricted stock units to certain employees, including the Named Executive Officers. The Committee intended for this long-term incentive compensation plan to aid in the retention of key employees considering that the preponderance of current retention incentives in place fully vest in February 2011 as we continued to reduce costs in our consumer business while evaluating strategic alternatives. The Committee determined to make an annual equity grant in July with a vesting schedule of 10 and 16 months to provide a strong short-term retention incentive during our transition period. This schedule is intended to provide counter-balance to bonus payments made in February. The individuals selected to receive these awards were selected based on (i) the material impact the sudden loss of their skills or knowledge would have on our business results, (ii) the difficulty to replace their skills or knowledge and/or (iii) the potential for such individual to be a long-term leader. The amount of the awards was determined by taking into consideration the value of other retention incentives already in place, the desired retention period, the individual retention risk and the impact of the potential loss of the individual on our business.

After considering the factors above and a competitive market review of total compensation, in July 2010 the Committee granted 2010 long-term incentive compensation equity awards to the Named Executive Officers in the form of restricted stock units, which will vest 30% on May 20, 2011 and 70% on November 20, 2011, as long as the executive officer remains continuously employed through such dates.

The restricted stock units granted to our Named Executive Officers are set forth below.

Name	Number of Restricted Stock Units Granted
Rolla P. Huff	141,840
Joseph M. Wetzel	67,380
Bradley A. Ferguson	32,980
Kevin F. Brand	26,150
Samuel R. DeSimone, Jr.	26,150

The Committee's policy regarding the timing of equity grants provides that generally the Committee will consider a long-term incentive compensation program each year. However, due to the ongoing transition within the business, when designing each year's program the Committee takes into consideration the specific short- and long-term priorities with the intent to implement the appropriate long-term incentive compensation program given the needs of the business and not to commit at this time to a predictable annual grant. The Committee will also consider periodic special grants to all eligible employees and will consider grants of restricted stock units or stock options to a newly-hired or newly-promoted executive officer. The Committee may permit variance from this policy in its reasonable discretion. Grants made in 2010 were consistent with the Committee's general equity grant policy.

2009 - 2010 Retention Incentive Plan

In lieu of a broad-based long-term incentive grant to executives and key leaders, the Committee adopted a Retention Incentive Plan for 2009 to 2010, or the 2009-2010 Retention Incentive Plan, to ensure stability of leadership and key personnel identified as critical to achieving our operational and strategic goals. In adopting this plan, the Committee believed that retention of these individuals is directly linked to the long-term optimization of the Internet access business as well as maintaining flexibility to explore strategic alternatives. The program provided a two-year retention incentive that the Committee believed was (i) effective in retaining the key employees and (ii) consistent with our operating strategy. Each of the Named Executive Officers participated in the 2009-2010 Retention Incentive Plan. The second payment of the 2009-2010 retention incentive was made in December 2010 and is reported in the non-equity incentive compensation in the Summary Compensation Table.

The 2009-2010 Retention Incentive Plan provided for a designated cash-denominated award value per participant payable over two years in cash, stock or a combination thereof at our discretion until the time of payment and on an individual basis. The Committee concluded that the equity currently held by the Named Executive Officers effectively aligns management with stockholders and that the cash-denominated awards under the 2009-2010 Retention Incentive Plan were most effective at the time in ensuring retention. Under the 2009-2010 Retention Incentive Plan, 50% of the award was earned on December 31, 2009, for those employed on such date, and the second 50% of the award was earned on December 31, 2010, for those employed on such date. The 2009-2010 Retention Incentive Plan also provided for payout of the outstanding retention award in full, if the executive was terminated other than for Cause, death or disability on or after a Change in Control of the Company (as defined in the 2009-2010 Retention Incentive Plan) or was terminated as the result of a position elimination and a Change in Control of the Company occurs in the same calendar year (even if after the position elimination). In the case of termination as the result of a position elimination without a Change in Control of the Company in that same calendar year, the 2009-2010 Retention Incentive Plan provided for payout of the outstanding retention award on a pro rata basis, based on the number of months of service, with respect to the portion of the award for the year in which the executive was terminated as the result of a position elimination. If the Named Executive Officer voluntarily resigned before the set payment date, the entire award was forfeited.

The individual target values for the awards under the 2009-2010 Retention Incentive Plan were determined as a percentage of salary. The values were determined by considering (i) the level of retention risk for each executive, (ii) the impact of an untimely departure of the executive on business, (iii) the value of retention incentives already in place and (iv) the overall cost of the plan to the Company. Under the 2009-2010 Retention Incentive Plan, each of the following Named Executive Officers had the following retention award opportunities as a percentage of 2009 salary: Mr. Huff, 275%; Mr. Wetzel, 200%; Mr. Ferguson, 80%; Mr. Brand, 61% and Mr. DeSimone, 51%.

We have made the following payments in cash under the 2009-2010 Retention Incentive Plan for awards earned on December 31, 2010:

Name	2010 Retention Incentive Plan Payment
Rolla P. Huff	$1,100,000
Joseph M. Wetzel	415,000
Bradley A. Ferguson	100,000
Kevin F. Brand	90,000
Samuel R. DeSimone, Jr.	75,000

Benefits and Other Compensation

In general, we have not historically provided our executives with perquisites. In July 2008, the Committee reviewed and made inquiries of management regarding trends in executive perquisites and the necessity of such perquisites in mature companies in order to enhance retention. The Committee noted that we were not currently providing many of the perquisites offered by similarly sized and similarly situated companies. While the Committee generally determined to maintain its prior position on having limited perquisites, it did determine to provide the Chief Executive Officer and his direct reports financial and tax planning services of up to an aggregate of $10,000 per year per person and annual executive physicals up to $2,000 per year per person. In addition, in 2010 we provided our Named Executive Officers with the same benefit package available to all of our salaried employees. This package includes:

- Health and dental insurance (portion of costs);
- Basic life insurance;
- Long-term disability insurance; and
- Participation in our 401(k) plan, including Company matching.

Relocation benefits are also reimbursed under a corporate policy when they occur.

Under our employment agreements with Mr. Huff and Mr. Wetzel, we agreed to compensate Mr. Huff and Mr. Wetzel for temporary living expenses up to $6,000 and $4,000 per month, respectively, for a period of 12 months from their respective dates of hire and subsequently extended our obligation to reimburse these temporary living expenses until December 31, 2010. In light of our expanded national footprint following our acquisition of ITC^DeltaCom and our pending acquisition of One Communications, we have contracted for a fractional ownership in a corporate aircraft that is available for business travel by Messrs. Huff and Wetzel pursuant to our use of corporate jet policy, terminated their temporary living expense arrangement and established a per diem policy for time spent in Atlanta.

Change in Control and Severance Payments

Our executive officers are eligible for benefits and payments if employment terminates if there is a change in control or due to position elimination. We believe that we should provide reasonable severance benefits to employees in the event their positions are eliminated. With respect to our Named Executive Officers, these severance benefits should reflect the fact that it may be difficult for executives to find comparable employment within a short period of time. Such arrangements also should disentangle us from the former executive as soon as practicable.

We have a Change-In-Control Accelerated Vesting and Severance Plan, or CIC Plan, which provides our Named Executive Officers with change in control protection as described below. In February 2010, the Committee determined to revise the amendment provisions of the CIC Plan in order to clarify such plan's intent to protect the benefits provided upon a change in control. We believe that by providing our Named Executive Officers with this change in control protection, we allow our senior management to focus on running our company to maximize long-term stockholder value and mitigate the necessity for management's attention to be diverted toward finding new employment in the event a change in control occurs. We also believe our arrangement facilitates the recruitment of talented executives through the provision of guaranteed protection in the event we are acquired after accepting an employment offer. For these reasons the employment agreements with Mr. Huff and Mr. Wetzel contain change in control protection, which is described in "Employment Agreements with our Chief Executive Officer and President and Chief Operating Officer" beginning on page 41 of this Proxy Statement. The CIC Plan is described in "Potential Payments upon Termination or Change in Control—Change in Control Payments" beginning on page 42 of this Proxy Statement.

Compensation Recoupment Policy

In May 2010, the Committee adopted a Compensation Recoupment Policy as an additional means for the Committee to manage our risk profile. The policy provides that in the event the Board of Directors determines that a significant restatement of our financial results or other Company metrics for any of the three prior fiscal years is required and such restatement is the result of fraud or willful misconduct, the Board has the authority to obtain reimbursement from our executive officers and any employees responsible for the fraud or willful misconduct resulting in the restatement if such individuals would have received less compensation had the results or metrics been properly calculated. In connection with the adoption of this policy, the Committee amended the 2010 Annual Bonus Plan to provide a "clawback" provision that would require a participant to reimburse incentive compensation to us to the extent required by the Compensation Recoupment Policy.

Stock Ownership Guidelines

In October 2010, the Committee recommended and our Board of Directors adopted Common Stock Ownership and Retention Guidelines for our directors and our Chief Executive Officer. Our Board of Directors believes that these individuals should own and hold Common Stock to emphasize the link between the directors and the Chief Executive Officer and the long-term interests of stockholders and to communicate to investors, market analysts and the public that these individuals are tied directly to our long-term success through personal capital investment in our Common Stock. The guidelines require that each director own a minimum number of shares of our Common Stock having a fair market value equal to or exceeding three times the annual cash retainer for directors. The guidelines require that the Chief Executive Officer own a minimum number of shares of our Common Stock having a fair market value equal to or exceeding four times the Chief Executive Officer's base salary. "Fair market value" as of any measurement date is calculated as the average of the closing Common Stock price on NASDAQ for the trading days in the 30-calendar-day period immediately prior to such date. The directors and the Chief Executive Officer are required to comply with these guidelines within five years of the date they take their position. Until such time as the director or Chief Executive Officer reaches his or her stock ownership guideline, such individual will be required to hold 50% of the shares of Common Stock received upon lapse of the restrictions on restricted stock units and upon exercise of stock options. The Committee will review these stock ownership guidelines periodically and, if changes are deemed appropriate, submit such recommended changes to the Board of Directors for consideration and approval.

As of December 31, 2010, all of our directors (other than Mr. Davis, who was not a director at such time) and our Chief Executive Officer held the required amount of Common Stock to meet his or her stock ownership guideline.

Limitations on Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, a portion of annual compensation payable to any of our Chief Executive Officer and three other highest paid executive officers (other than our Chief Executive Officer or Chief Financial Officer) generally would not be deductible by us for federal income tax purposes to the extent such officer's overall compensation exceeds $1,000,000 for the year. Qualifying performance-based incentive compensation (including performance-based compensation awards under our 2006 Equity and Cash Incentive Plan), however, would be excluded for purposes of determining if the executive's compensation exceeded the $1,000,000 cap. The Committee addresses this issue when considering compensation arrangements for our executive officers. However, the Committee still believes that it is important that it have the flexibility to offer compensation that may not be deductible because of the Section 162(m) cap if deemed necessary to attract and retain qualified executive officers. In this regard certain of the compensation paid to Mr. Huff and Mr. Wetzel for 2010 will be non-deductible. In approving this compensation, the Committee considered that the Company has accumulated large net operating loss carry forwards to offset or reduce our future income tax obligations and, therefore, the deduction limitations imposed by Section 162(m) would not impact our financial results at this time.

Leadership and Compensation Committee Report

The Leadership and Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management and, based on such review and discussion, the Leadership and Compensation Committee recommends that it be included in this Proxy Statement.

Submitted by: Leadership and Compensation Committee
Susan D. Bowick (Chairperson)
Marce Fuller
Thomas E. Wheeler
M. Wayne Wisehart

The Leadership and Compensation Committee Report does not constitute solicitation material and shall not be deemed filed or incorporated by reference into any of our other filings and/or the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Leadership and Compensation Committee Interlocks and Insider Participation

The Leadership and Compensation Committee currently consists of Ms. Bowick, Ms. Fuller, Mr. Wheeler and Mr. Wisehart. No member of the Leadership and Compensation Committee was an employee of EarthLink during the last fiscal year or an officer of EarthLink in any prior period. There are no Leadership and Compensation Committee interlocks between us and other entities involving our executive officers and members of the Board of Directors who serve as an executive officer or board member of such other entities.

Certain Relationships and Related Transactions

Our Board of Directors has adopted a written policy that generally provides that we may enter into a related party transaction only if the Audit Committee shall approve or ratify such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party; the transaction is approved by the disinterested members of the Board of Directors; or the transaction involves compensation approved by our Leadership and Compensation Committee.

Our Audit Committee Charter provides that the Audit Committee shall approve in advance all transactions between us and any of our affiliates as well as all "related party" transactions required to be disclosed by applicable SEC disclosure rules. For 2010, there were no transactions that were required to be approved by the Audit Committee. In addition, management routinely notifies the Audit Committee of any proposed transaction between us and a company where a member of our Board of Directors serves as an outside director of that company even if this notification is not required by the Audit Committee Charter.

Executive Officer Compensation

Summary Compensation Table

The following table presents certain information required by the SEC relating to various forms of compensation awarded to, earned by or paid during the years set forth below to persons who served as our Chief Executive Officer and our Chief Financial Officer in 2010 and the three other most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, serving at December 31, 2010. Such executive officers collectively are referred to as the "Named Executive Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total(3) ($)
Rolla P. Huff	2010	$800,000	$1,100,000(5)	$1,194,293	$ —	$1,361,600	$ —	$155,850(9)	$4,611,743
Chairman of the Board	2009	830,769	1,100,000(6)	140,199	—	1,661,538	—	141,423(9)	3,873,929
and Chief Executive Officer	2008	790,385	197,596(7)	2,864,000	—	1,351,178	—	79,900(9)	5,283,059
Joseph M. Wetzel	2010	454,577	415,000(5)	567,340	—	618,952	—	97,475(10)	2,153,344
President and Chief	2009	432,000	415,000(6)	47,611	—	561,000	—	83,620(10)	1,539,231
Operating Officer	2008	412,923	51,615(7)	1,611,000	—	458,833	—	53,288(10)	2,587,659
Bradley A. Ferguson(4)	2010	308,462	100,000(5)	277,692	—	315,001	—	32,585(11)	1,033,740
Executive Vice President,	2009	278,846	100,000(6)	470,400	—	278,846	—	54,526(11)	1,182,618
Chief Financial Officer									
Kevin F. Brand(4)	2010	296,538	90,000(5)	220,183	—	277,589	—	21,391(12)	905,701
Executive Vice President, Consumer Products and Support									
Samuel R. DeSimone, Jr.	2010	295,000	75,000(5)	220,183	—	251,045	—	35,708(13)	876,936
Executive Vice President,	2009	306,346	75,000(6)	25,973	—	306,346	—	106,860(13)	820,525
General Counsel and	2008	292,885	163,933(7)(8)	1,002,400	—	250,349	—	6,900(13)	1,716,467
Secretary									

(1) Compensation for stock awards and option awards represents the aggregate grant date fair value of the award, computed based on the number of awards granted and the fair value of the award on the date of grant. Assumptions used in the calculation of these award amounts are included in Note 12 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference into this Proxy Statement.

(2) Non-equity incentive plan compensation for 2010 represents bonuses earned in 2010 under our 2010 Annual Bonus Plan. For 2010, our bonus plan payouts under this plan were 170.2% of target for the Named Executive Officers. The 2010 Annual Bonus Plan payments were made in cash in February 2011.

Non-equity incentive plan compensation for 2009 represents bonuses earned in 2009 under our 2009 Annual Bonus Plan. For 2009, our bonus plan payouts under this plan were 200% of target for the Named Executive Officers. The 2009 Annual Bonus Plan payments were made in cash in February 2010.

Non-equity incentive plan compensation for 2008 represents bonuses earned in 2008 under our 2008 Annual Bonus Plan. For 2008, our bonus plan payouts under this plan were 189% of target for the Named Executive Officers. Approximately 50% of the 2008 Annual Bonus Plan payments were made in cash in February 2009. The remaining 2008 Annual Bonus Plan payments were made in a combination of cash paid in August 2009, and restricted stock units which vested in August 2009.

(3) Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2010 is as follows: Mr. Huff, 71%; Mr. Wetzel, 69%; Mr. Ferguson, 70%, Mr. Brand, 73% and Mr. DeSimone, 71%.

Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2009 is as follows: Mr. Huff, 93%; Mr. Wetzel, 91%; Mr. Ferguson, 56%, and Mr. DeSimone, 84%.

Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2008 is as follows: Mr. Huff, 44%; Mr. Wetzel, 36% and Mr. DeSimone, 41%.

(4) Mr. Ferguson became a Named Executive Officer in 2009. Summary compensation information for Mr. Ferguson is only required for 2009 and 2010. Mr. Brand became a Named Executive Officer in 2010. Summary compensation information for Mr. Brand is only required for 2010.

(5) Includes bonuses earned in 2010 under our 2009-2010 Retention Incentive Plan. In either December 2010 or January 2011, we made the following 2009-2010 Retention Incentive Plan payments: Mr. Huff, $1,100,000; Mr. Wetzel, $415,000; Mr. Ferguson, $100,000; Mr. Brand, $90,000 and Mr. DeSimone, $75,000.

(6) Includes bonuses earned in 2009 under our 2009-2010 Retention Incentive Plan. In January 2010, we made the following 2009-2010 Retention Incentive Plan payments: Mr. Huff, $1,100,000; Mr. Wetzel, $415,000; Mr. Ferguson, $100,000 and Mr. DeSimone, $75,000.

(7) Includes bonuses earned in 2008 under our 2008 Supplemental Bonus Plan. In February 2009, we made the following 2008 Supplemental Bonus Plan payments: Mr. Huff, $197,596; Mr. Wetzel, $51,615 and Mr. DeSimone, $43,933.

(8) Includes a bonus earned in 2008 under our executive retention agreements entered into in 2007. In June 2008, we paid Mr. DeSimone a $120,000 retention bonus payment.

(9) For 2010, other compensation consists of $72,000 for temporary living expenses, $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan and $70,500 in dividend-like payments made on stock awards. For 2009, other compensation consists of $72,000 for temporary living expenses, $10,000 of financial planning services, $52,073 for a one-time payment resulting from the termination of our sabbatical and paid time off policies, and $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan. For 2008, other compensation consists of $66,000 for temporary living expenses, $7,000 of financial planning services and $6,900 in matching contributions made to Mr. Huff's account under our 401(k) Plan.

(10) For 2010, other compensation consists of $48,000 for temporary living expenses, $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan and $36,125 in dividend-like payments made on stock awards. For 2009, other compensation consists of $48,000 for temporary living expenses, $6,730 of financial planning services, $21,540 for a one-time payment resulting from the termination of our sabbatical and paid time off policies, and $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan. For 2008, other compensation consists of $44,000 for temporary living expenses, $3,000 of financial planning services and $6,288 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan.

(11) For 2010, other compensation consists of $1,750 of financial planning services, $7,350 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan, $23,485 in dividend-like payments made on stock awards. For 2009, other compensation consists of $48,778 for a one-time payment resulting from the termination of our of our sabbatical and paid time off policies, $5,442 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan and $306 in dividend-like payments made on stock awards.

(12) For 2010, other compensation consists of $7,350 in matching contributions made to Mr. Brand's account under our 401(k) Plan and $14,041 in dividend-like payments made on stock awards.

(13) For 2010, other compensation consists of $7,350 in matching contributions made to Mr. DeSimone's account under our 401(k) Plan, $6,166 of financial planning services, $22,192 in dividend-like payments made on stock awards. For 2009, other compensation consists of $93,040 for a one-time payment resulting from the termination of our sabbatical and paid time off policies, $7,115 in matching contributions made to Mr. DeSimone's account under our 401(k) Plan, $6,180 of financial planning services and $525 in dividend-like payments made on stock awards. For 2008, other compensation consists of matching contributions made to Mr. DeSimone's account under our 401(k) Plan.

Grants of Plan-Based Awards

The following table presents information regarding grants of plan-based awards to the Named Executive Officers during the year ended December 31, 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)($)			Estimated Future Payouts Under Equity Incentive Plan Awards(#)			All Other Stock Awards: Number of Shares of Stock of Units(#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Rolla P. Huff	N/A	$400,000	$800,000	$1,600,000	—	—	—	—	—	$—	$ —
	7/20/2010(3)	—	—	—	—	—	—	141,840	—	—	8.42
Joseph M. Wetzel	N/A	181,831	363,662	727,323	—	—	—	—	—	—	—
	7/20/2010(3)	—	—	—	—	—	—	67,380	—	—	8.42
Bradley A. Ferguson	N/A	92,539	185,077	370,154	—	—	—	—	—	—	—
	7/20/2010(3)	—	—	—	—	—	—	32,980	—	—	8.42
Kevin F. Brand	N/A	81,548	163,096	326,192	—	—	—	—	—	—	—
	7/20/2010(3)	—	—	—	—	—	—	26,150	—	—	8.42
Samuel R. DeSimone, Jr.	N/A	73,750	147,500	295,000	—	—	—	—	—	—	—
	7/20/2010(3)	—	—	—	—	—	—	26,150	—	—	8.42

(1) Estimated future payouts under non-equity incentive plan awards represents bonuses earned under our 2010 Annual Bonus Plan. For 2010, our bonus plan payouts under this plan were 170.2% of target for the Named Executive Officers. The following amounts were earned in 2010 under the 2010 Annual Bonus Plan: Mr. Huff, $1,361,600; Mr. Wetzel, $618,952; Mr. Ferguson, $315,001; Mr. Brand, $277,589 and Mr. DeSimone, $251,045.

(2) The grant date fair value for stock awards was based on the closing price of the underlying shares on the date of grant.

(3) In July 2010, we granted restricted stock units to our Named Executive Officers. The restricted stock units vest 30% on May 20, 2011 and 70% on November 20, 2011 (as long as the executive is employed by us).

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning the number and value of unexercised options, restricted stock units and incentive plan awards for the Named Executive Officers outstanding as of the end of the year ended December 31, 2010.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Units That Have Not Vested	Value of Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested
Rolla P. Huff	150,000	100,000(1)	—	7.31	6/25/2017	166,840(2)	$1,434,824	200,000	$1,720,000
Joseph M. Wetzel	28,126	28,125(3)	—	6.86	8/27/2017	98,630(4)	848,218	84,375	725,625
Bradley A. Ferguson	20,000	—	—	9.64	1/24/2012	79,646(5)	684,956	30,000	258,000
	1	—	—	5.56	12/19/2012				
	8,750	—	—	9.01	7/21/2014				
	—	—	10,000(6)	9.51	5/4/2015				
	10,000	—	—	10.36	9/12/2015				
	3,281	—	—	6.90	10/24/2016				
Kevin F. Brand	20,000	—	—	15.00	10/25/2011	35,816(7)	308,018	30,000	258,000
	30,000	—	—	9.64	1/24/2012				
	18,000	—	—	9.01	7/21/2014				
	—	—	20,000(8)	9.51	5/4/2015				
	8,000	—	—	10.36	9/12/2015				
Samuel R. DeSimone, Jr.	60,000	—	—	9.64	1/24/2012	40,316(9)	346,718	52,500	451,500
	20,000	—	—	9.01	7/21/2014				
	—	—	50,000(10)	9.51	5/4/2015				
	40,000	—	—	10.36	9/12/2015				
	8,438	—	—	6.90	10/24/2016				

(1) Mr. Huff's unexercisable options will vest on a pro rata monthly basis until June 25, 2011.

(2) Mr. Huff's restricted stock units vest as follows: (a) 25,000 on June 25, 2011; (b) 42,552 on May 20, 2011; and (c) 99,288 on November 20, 2011.

(3) Mr. Wetzel's unexercisable options vest 9,375 on each of February 27, 2011, May 27, 2011 and August 27, 2011.

(4) Mr. Wetzel's restricted stock units vest as follows: (a) 18,750 on February 8, 2011; (b) 12,500 on August 27, 2011; (c) 20,214 on May 20, 2011; and (d) 47,166 on November 20, 2011.

(5) Mr. Ferguson's restricted stock units vest as follows: (a) 6,666 on February 8, 2011; (b) 20,000 on each of July 27, 2011 and July 27, 2012; (c) 9,894 on May 20, 2011; and (d) 23,086 on November 20, 2011.

(6) Mr. Ferguson's unexercised unearned options vest on May 4, 2011.

(7) Mr. Brand's restricted stock units vest as follows: (a) 6,666 on February 8, 2011; (b) 3,000 on August 27, 2011; (c) 7,845 on May 20, 2011; and (d) 18,305 on November 20, 2011.

(8) Mr. Brand's unexercised unearned options vest on May 4, 2011.

(9) Mr. DeSimone's restricted stock units will vest as follows: (a) 11,666 on February 8, 2011; (b) 2,500 on August 27, 2011; (c) 7,845 on May 20, 2011; and (d) 18,305 on November 20, 2011.

(10) Mr. DeSimone's unexercised unearned options vest on May 4, 2011.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of stock options and the vesting of restricted stock units for the Named Executive Officers during the year ended December 31, 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Rolla P. Huff	150,000(3)	$162,001	225,000	$1,855,750
Joseph M. Wetzel	93,749	211,067	115,625	960,188
Bradley A. Ferguson	4,922	8,515	58,853	500,397
Kevin F. Brand	10,313	20,492	42,417	352,942
Samuel R. DeSimone, Jr.	5,625	8,156	70,417	584,507

(1) The value realized on exercise for option awards represents the number of shares acquired on exercise multiplied by the difference between the exercise price and the price of our Common Stock on the exercise date.

(2) The value realized on vesting for stock awards represents the number of shares acquired on vesting multiplied by the closing price of our Common Stock on the vesting date.

(3) Mr. Huff exercised 150,000 stock options by using a "net exercise" procedure and received 12,767 shares of common stock. No shares were sold in the public markets. On exercising these options, Mr. Huff became a stockholder of record with regard to these additional shares of common stock and accordingly is able to receive quarterly dividends on these shares.

Employment Agreements with our Chief Executive Officer and President and Chief Operating Officer

Chief Executive Officer. The employment agreement with Mr. Huff (which was amended and restated effective December 31, 2008) commenced on June 25, 2007, had a term of three years, and now automatically continues from year-to-year thereafter subject to termination of Mr. Huff's employment as set forth in the employment agreement. The employment agreement provides for a minimum annual base salary of $800,000 per year. The employment agreement provides for a target bonus opportunity of 100% of his eligible earnings, which will be paid if the bonus criteria, as set by the Committee, for the applicable annual period, are met. As provided in the employment agreement, Mr. Huff was granted 100,000 restricted stock units in 2007 which vested 50% on the second anniversary of his appointment and will vest 25% on each annual anniversary thereafter, assuming his continued employment; 700,000 stock options which vested on September 30, 2007; 300,000 stock options which vested on December 31, 2008; and 500,000 stock options which vest on a pro rata monthly basis from January 1, 2009 until June 25, 2011, assuming his continued employment. Until December 31, 2010 we also reimbursed Mr. Huff for temporary living expenses up to $6,000 per month.

In addition, if Mr. Huff is terminated for any reason other than for "cause" (as defined in the employment agreement), or Mr. Huff terminates his employment for "good reason" (as defined in the employment agreement), Mr. Huff will receive an amount equal to 200% of the sum of (i) his base salary and (ii) his target bonus payment for the year in which the termination occurs. This amount would be payable in a lump sum. The employment agreement provides that the Company's no longer being a reporting company with the SEC as a result of a "non-public change in control event" (as defined in the employment agreement) would be deemed to result in a significant diminution of his position, authority, duties or responsibilities with respect to his ability to terminate his employment for "good reason." If Mr. Huff terminates employment on death or a total disability (as defined in the employment agreement), he will receive (i) an amount equal to his base salary in a lump sum and (ii) his target bonus payment for the year in which he dies or is disabled in accordance with the bonus plan.

The employment agreement restricts Mr. Huff from competing, directly or indirectly, with us or soliciting certain of our employees and officers during the term of the employment agreement and for a period of 18 months following his termination of employment.

President and Chief Operating Officer. The employment agreement with Mr. Wetzel (which was amended and restated effective December 31, 2008) commenced on August 27, 2007, had a term of one year, and now automatically continues from year-to-year thereafter subject to termination of Mr. Wetzel's employment as set forth in the employment agreement. The employment agreement provides for a minimum annual base salary of $416,000 per year. The employment agreement provides for a target bonus opportunity of 65% of his eligible earnings, which will be paid if the bonus criteria, as set by the Committee for the applicable annual period, are met. This target bonus opportunity was increased to 80% in May 2010 in connection with his promotion to President. As provided in the employment agreement, Mr. Wetzel was granted 50,000 restricted stock units in 2007 which vested 50% on the second anniversary of his appointment and will vest 25% on each annual anniversary thereafter, assuming his continued employment; 37,500 stock options which vested on August 27, 2008; and 112,500 stock options which vest on a pro rata quarterly basis from August 27, 2008 until August 27, 2011, assuming his continued employment. Until December 31, 2010 we also reimbursed Mr. Wetzel for temporary living expenses up to $4,000 per month.

In addition, if a "change in control event" (as defined in the employment agreement) has not occurred and Mr. Wetzel is terminated for any reason other than for "cause" (as defined in the employment agreement), or Mr. Wetzel terminates his employment for "good reason" (as defined in the employment agreement), Mr. Wetzel will receive an amount equal to 100% of the sum of (i) his base salary and (ii) his target bonus payment for the year in which the termination occurs. If a "non-public change in control event" occurs, Mr. Wetzel will receive an amount equal to 150% of the sum of (i) his base salary and (ii) his target bonus payment for the year in which the "change in control event" (as defined in the employment agreement) occurs, assuming he is employed at that time. If a "public change in control event" (as defined in the employment agreement) occurs and Mr. Wetzel is subsequently terminated for any reason other than for "cause" or Mr. Wetzel terminates his employment for "good reason," Mr. Wetzel will receive an amount equal to 150% of the sum of (i) his base salary and (ii) his target bonus payment for the year in which the termination occurs. These amounts would be payable in a lump sum.

The employment agreement restricts Mr. Wetzel from competing, directly or indirectly, with us or soliciting certain of our employees and officers during the term of the employment agreement and for a period of 12 months following his termination of employment.

Potential Payments upon Termination or Change in Control

Change-In-Control Payments

We have a Change-In-Control Accelerated Vesting and Severance Plan, or CIC Plan, which provides our Named Executive Officers with change in control protection as described below.

For purposes of the CIC Plan, "Change in Control" generally means a transaction pursuant to which any person acquires more than 50% of the voting power of EarthLink or any merger, reorganization or similar event where the owners of the voting stock of EarthLink before the event do not own voting stock representing at least 50% of the voting power of EarthLink or our successor after the event.

The CIC Plan creates different benefit categories based on the employee's position with EarthLink. For purposes of the CIC Plan, the "Gold" benefit category includes our Chief Executive Officer. The "Silver" benefit category includes our other Named Executive Officers and other executive officers.

If at any time within 18 months after a Change in Control occurs, (i) the employment of a participating employee is terminated by EarthLink for any reason other than Cause (as defined in the CIC Plan), disability or death or (ii) the participating employee voluntarily terminates his employment for Good Reason (as defined in the CIC Plan), such participating employee is entitled to receive the following benefits. To an employee in the Gold or Silver benefit category, we will (a) make a lump sum payment equal to 150% of the sum of the employee's salary plus bonus target and (b) pay all amounts payable with respect to such employee's elected COBRA coverage (including for spouse and dependents) for one and one-half years from termination.

As with the compensation benefits, a participating employee's benefit category determines the accelerated vesting benefits to which he or she is entitled. For an employee in the Gold or Silver benefit category, if his or her stock options are assumed or continued after a Change in Control, all outstanding stock options granted on or before the Change in Control will vest and be exercisable in full, if not already fully vested, on termination of the employee's employment for any reason after the Change in Control occurs; however, if his or her stock options are not assumed or continued after the Change in Control, all outstanding stock options will vest and be exercisable in full contemporaneously with the Change in Control, if not already fully vested. For an employee in the Gold or Silver benefit category, if his or her restricted stock units are assumed or continued after a Change in Control, generally all outstanding restricted stock units granted on or before the Change in Control will vest and be earned and payable in full, if not already fully vested, on termination of the employee's employment for any reason after the Change in Control occurs; however, if his or her restricted stock units are not assumed or continued after the Change in Control, generally all outstanding restricted stock units will vest and be earned and payable in full contemporaneously with the Change in Control, if not already fully vested.

We have the right to amend the CIC Plan from time to time and may terminate it at any time; provided, however, that for a certain period of time before a Change in Control (as described in the CIC Plan) or after a Change in Control in EarthLink occurs, (i) no amendment may be made that diminishes any employee's rights following such Change in Control and (ii) the CIC Plan may not be terminated. In February 2010, the Committee determined to amend the CIC Plan in order to clarify such plan's intent to protect the benefits provided upon a Change in Control.

Our employment agreements with our Chief Executive Officer and our Chief Operating Officer also provide for payments under certain circumstances upon a change in control of EarthLink. The agreements provide that these payments and payments under the CIC Plan are not cumulative and that these officers shall be entitled to whichever payments would represent the greater amount. These change in control provisions are described further in "Employment Agreements with our Chief Executive Officer and President and Chief Operating Officer" on page 41 of this Proxy Statement.

Based upon a hypothetical Change in Control and subsequent termination date of December 31, 2010, the benefits for Mr. Huff and Mr. Wetzel under their employment agreements and the persons who were our Named Executive Officers under the CIC Plan at such date and who are currently employed by the Company would be as follows:

Name	Base Salary	Bonus(1)	Stock Options(2)	Restricted Stock Units(3)	COBRA Coverage	Total
Rolla P. Huff	$1,600,000	$1,600,000	$322,500	$3,154,824	$20,578	$6,697,902
Joseph M. Wetzel	712,500	570,000	97,877	1,573,843	—	2,954,220
Bradley A. Ferguson	465,000	279,000	5,581	942,956	20,538	1,713,075
Kevin F. Brand	450,000	247,500	—	566,018	20,578	1,284,096
Samuel R. DeSimone, Jr.	442,500	221,250	14,345	798,218	20,578	1,496,890

(1) The bonus amounts represent the target bonus under the 2010 Annual Bonus Plan.

(2) The amount of benefit for stock options represents the number of in-the-money options outstanding multiplied by the difference between the exercise price and the closing price per share of our Common Stock on December 31, 2010, or $8.60 per share.

(3) The amount of benefit for restricted stock units represents the number of outstanding restricted stock units multiplied by the closing price of our Common Stock on December 31, 2010, or $8.60 per share.

Executives' Position Elimination and Severance Plan

We have an Executives' Position Elimination and Severance Plan that provides severance benefits to employees in the event their positions are eliminated. Eligible Named Executive Officers are entitled to the following severance pay and benefits under our Executives' Position Elimination and Severance Plan: (i) 12 months base salary paid in lump sum, (ii) an amount equal to four months of the employer portion of any premium (and the COBRA administrative fee) for coverage of those employees participating in our medical, dental and vision plans, (iii) 12 months, or up to $6,800, of executive-level outplacement services and (iv) for employees given notice that their positions are being eliminated after the first quarter of any calendar year, the pro-rata bonus, if any, otherwise payable under our executive bonus plans. Payments may be delayed to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Based upon a hypothetical termination date of December 31, 2010, the benefits for Mr. Huff and Mr. Wetzel under their employment agreements and the persons who were our Named Executive Officers at such date under the Executives' Position Elimination and Severance Plan would be as follows:

Name	Base Salary	Employer Portion of Benefit Plans	Outplacement Services	Pro-Rata Bonus(1)	Total
Rolla P. Huff	$1,600,000	$4,573	$6,800	$1,600,000	$3,211,373
Joseph M. Wetzel	475,000	—	6,800	570,000	1,051,800
Bradley A. Ferguson	310,000	4,564	6,800	279,000	600,364
Kevin F. Brand	300,000	4,573	6,800	247,500	558,873
Samuel R. DeSimone, Jr.	295,000	4,573	6,800	221,250	527,623

(1) The bonus amounts represent the target bonus under the 2010 Annual Bonus Plan.

AUDIT COMMITTEE

Pursuant to SEC rules for proxy statements, the Audit Committee of the Board of Directors has prepared the following Audit Committee Report. The Audit Committee intends that this report clearly describe our current audit program, including the underlying philosophy and activities of the Audit Committee.

Audit Committee Report

The primary function of the Audit Committee of the Board of Directors is to assist the Board of Directors in fulfilling its oversight responsibilities by overseeing: (a) the accounting and financial reporting processes of the Company, (b) the integrity of our financial reports provided by us to any governmental body or the public, (c) our systems of internal auditing and controls, (d) our finance, auditing, accounting, legal and financial reporting compliance as established by us and (e) maintenance of an effective and efficient audit of our annual financial statements by a qualified and independent auditor. The Audit Committee operates under a written charter. In January 2011, the Audit Committee reviewed its charter and determined to amend the charter to incorporate responsibility for our new SEC reporting subsidiary, ITC^DeltaCom, Inc. and to transfer oversight of regulatory compliance to the Corporate Governance and Nominating Committee. The revised charter is available on our website as described earlier in this Proxy Statement. The Audit Committee also determined that the charter adequately and effectively defines the duties and responsibilities of the Audit Committee. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels. The Audit Committee is accountable and responsible to the full Board of Directors. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor our financial reporting process and internal control systems;
- Review and appraise the audit efforts of our independent registered public accounting firm and internal auditors; and
- Provide open channels of communication among our independent registered public accounting firm, financial and senior management, the internal auditors and the Board of Directors.

Composition and Qualifications of Audit Committee

The Audit Committee presently consists of Mr. Wisehart (Chairperson), Ms. Fuller and Mr. Koretz. Each member of the Audit Committee is independent, financially literate and is free from any relationship that, in the judgment of the Board of Directors, would interfere with the exercise of independent judgment as a member of the Audit Committee. The Board of Directors has determined that Mr. Wisehart is an audit committee financial expert, as defined by SEC regulations. The Audit Committee is, and will continue to be, composed of members that meet the independence, knowledge and experience requirements of NASDAQ as set forth in the NASDAQ Listing Rules for NASDAQ-listed companies.

Election and Meetings

The Board of Directors annually elects the members of the Audit Committee to serve for a term of one year or other length of term, in the discretion of the Board of Directors, and shall otherwise serve until their successors are duly elected and qualified. Each member of the Audit Committee serves at the pleasure and discretion of the Board of Directors and may be replaced or removed by the Board of Directors at any time and from time to time in its discretion. At the time of each annual election of the Audit Committee members, or at other times in the discretion of the Audit Committee or the Board of Directors, the Audit Committee designates one member of the Audit Committee to be its Chairperson; in the absence of such designation, the Board of Directors designates the Chairperson.

The Audit Committee meets at least quarterly. The Audit Committee met nine times during 2010. The Audit Committee meets at least annually with representatives from our executive management and independent registered public accounting firm in separate sessions to discuss any matters that the Audit Committee or either of these groups believes should be discussed. In addition, the Audit Committee or its Chairperson meets with representatives of the independent registered public accounting firm and our management at least quarterly to review our quarterly financial statements consistent with the provisions of Statement of Auditing Standards No. 114 (Codification of Statements on Auditing Standards, AU Sect. 380).

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee performed the following during the year ended December 31, 2010:

Documents/Reports Review

1. Reviewed and discussed our annual financial statements, management's report on internal control over financial reporting and all certifications, reports, opinions or reviews rendered by our independent registered public accounting firm.

2. Discussed with our financial management and representatives of the independent registered public accounting firm, prior to filing with the SEC, audited and unaudited financial statements and certain other disclosures to be included in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and other reports that contain financial information. Management has represented to the Audit Committee that our financial statements were prepared in accordance with U.S. generally accepted accounting principles.

3. Prepared the Audit Committee Report included in our annual proxy statement.

Independent Registered Public Accounting Firm

4. Recommended to the Board of Directors the selection of Ernst & Young LLP as our independent registered public accounting firm for 2010. The Audit Committee evaluates the performance of the independent registered public accounting firm. The Audit Committee has discussed with representatives of the independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 114 (Codification of Statements on Auditing Standards, AU Sect. 380), regulations promulgated by the SEC and the Public Company Accounting Oversight Board. These discussions included the scope of the independent registered public accounting firm's responsibilities; significant accounting adjustments; any disagreements with management; the quality, not just the acceptability, of accounting principles; reasonableness of significant judgments; and the clarity of disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from Ernst & Young LLP relating to the independence of that firm as required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), and has discussed with Ernst & Young LLP that firm's independence with respect to us.

5. Approved all fees and other compensation paid to Ernst & Young LLP. Monitored compliance with pre-approval policies and procedures, and otherwise pre-approved all non-audit engagements of Ernst & Young LLP.

6. Periodically consulted with representatives of the independent registered public accounting firm out of the presence of our management regarding internal controls and the fullness and accuracy of our financial statements.

Financial Reporting Process

7. Reviewed the integrity of our financial reporting process, both internal and external, in consultation with representatives of the independent registered public accounting firm and our internal financial and accounting personnel.

8. Considered any significant judgments made in management's preparation of our financial statements and management's view of each as to the appropriateness of such judgments.

9. Considered the independent registered public accounting firm's judgments about the quality and appropriateness of our accounting principles as applied to its financial reporting.

10. Reviewed our description of our critical accounting policies in our Annual Report on Form 10-K.

Internal Controls; Legal Compliance/Risk Management; General

11. Approved management's engagement of a third-party consulting firm to support our internal audit function.

12. Discussed with management, the internal auditors, the third-party consulting firm and the independent registered public accounting firm the quality and adequacy of our internal controls and internal audit functions, organization, responsibilities, budget and staffing.

13. Reviewed, with our internal and outside legal counsel, legal compliance matters, including corporate securities trading policies, and legal matters that could have a significant impact on our financial statements.

14. Oversaw the receipt of internal complaints with respect to ethical and accounting matters.

15. Reviewed and discussed with management, the Leadership and Compensation Committee and the Corporate Governance and Audit Committee our major financial and operating risks and exposures and the steps management has taken to monitor and control such risks and exposures, including our risk assessment and risk management policies.

Section 404 of the Sarbanes-Oxley Act of 2002

16. Reviewed the report of management regarding the effectiveness of our internal control over financial reporting contained in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC, as well as Ernst & Young LLP's Report of Independent Registered Public Accounting Firm included in our Annual Report on Form 10-K related to its audit of the effectiveness of internal control over financial reporting. During the year ended December 31, 2010, management updated the documentation and performed testing and evaluation of our internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. In this regard, the Audit Committee received periodic updates provided by management, the internal auditors, the third-party consulting firm and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting.

17. Approved the engagement of Ernst & Young LLP to perform financial due diligence in connection with potential business combination transactions.

18. Approved the engagement by our ITC^DeltaCom subsidiary of BDO USA, LLP to complete the audit of ITC^DeltaCom's 2010 financial statements.

Based on the Audit Committee's discussions with management and Ernst & Young LLP and the Audit Committee's review of the representation of management and report of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC.

Submitted by: Audit Committee
M. Wayne Wisehart (Chairperson)
Marce Fuller
David A. Koretz

The Audit Committee Report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

PROPOSAL 5

NON-BINDING PROPOSAL TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The compensation of our named executive officers is described in the Compensation Discussion and Analysis, the compensation tables and the accompany narrative on pages 24 to 41 of this Proxy Statement.

Our primary goals with respect to executive compensation have been to offer competitive compensation to attract and retain the most talented executives, to tie annual cash incentives to achievement of performance objectives that tie directly to our strategic and operational goals, and to align executives' interests with long-term stockholder value creation. To achieve these goals, we have used a "Total Rewards" approach establishing a compensation package of separate, but integrated components, including: base salary, short-term annual cash incentives, long-term incentive compensation, retention incentives and health and welfare benefits. The Leadership and Compensation Committee of the Board of Directors generally takes into account our business strategy, internal consistency, external market competitiveness in light of general economic trends and individual and business performance.

While maintaining our guiding philosophy of competitive and affordable Total Rewards, our compensation decisions in 2010 continued to align our compensation practices with our position in the highly competitive Internet access industry by rewarding performance and focusing on retention programs. The Leadership and Compensation Committee of the Board of Directors, or the Committee, designed the compensation programs for 2010 to retain the key talent necessary to drive our performance in the near-term and thereby sustain opportunities for strategic alternatives aimed at building long-term shareholder value. The Committee intends for the compensation programs to provide appropriate performance incentives while maintaining accountability to stockholders.

As detailed in the Compensation Discussion and Analysis, based on its review of the total compensation of our named executive officers for fiscal year 2010, the Leadership and Compensation Committee believes total compensation for each of the Named Executive Officers, both on a targeted and actual basis, was reasonable and within the range of compensation offered by comparison companies and reflects our strong performance in 2010. The Leadership and Compensation Committee also believes the 2010 compensation design was effective in driving performance by generating meaningful rewards for achieving business objectives, and a reasonable investment relative to the overall stockholder value creation in 2010.

The Compensation Discussion and Analysis section of this Proxy Statement and the accompanying tables and narrative provide a comprehensive review of our named executive officer compensation objectives, program and rationale. We urge you to read this disclosure before voting on this proposal.

For the reasons stated above, we are requesting your non-binding approval of the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and accompanying narrative set forth on pages 24 to 41 of the Proxy Statement."

Your vote on this proposal will be non-binding on us and the Board, and it will not be construed as overruling a decision by us or the Board. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board. However, the Leadership and Compensation Committee values the opinions that our stockholders express in their votes and will consider the outcome of the vote when making future executive compensation decisions as it deems appropriate.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NON-BINDING ADVISORY PROPOSAL APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL 6

PROPOSAL REGARDING THE FREQUENCY OF THE NON-BINDING STOCKHOLDER VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to the SEC rules, not less frequently than once every three years, we will include in the proxy materials for a meeting of stockholders where executive compensation disclosure is required by the SEC rules, an advisory resolution subject to a non-binding stockholder vote to approve the compensation of our named executive officers. The approval of this resolution is included as Proposal 5 in this Proxy Statement.

We are requesting your vote to advise us of whether you believe this non-binding stockholder vote to approve the compensation of our named executive officers should occur every one, two or three years.

We believe that a non-binding stockholder vote on executive compensation should occur every year. We believe the one-year frequency provides the highest level of accountability and communication by enabling the non-binding stockholder vote to approve the compensation of our named executive officers to correspond with the most recent executive compensation information presented in our proxy statement for our annual meetings of stockholders.

We believe that providing the vote only every two or three years may prevent stockholders from communicating in a meaningful and coherent manner. For example, we may not know whether the stockholder vote approves or disapproves of compensation for the reporting period or the compensation for previous reporting periods or both. As a result, the implications of the stockholder vote could be difficult to discern.

If the non-binding vote on executive compensation will occur every year, a resolution subject to a non-binding stockholder vote to approve the compensation of our named executive officers will be presented in the proxy materials for the 2012 Annual Meeting of Stockholders.

For the reasons stated above, the Board of Directors is recommending a vote for a one-year frequency for the non-binding stockholder vote to approve the compensation of our named executive officers. Note that stockholders are not voting to approve or disapprove the recommendation of the Board of Directors with respect to this proposal. Instead, each proxy card provides for four choices with respect to this proposal: a one, two or three year frequency or stockholders may abstain from voting on the proposal.

Your vote on this proposal will be non-binding on us and the Board of Directors, and it will not be construed as overruling a decision by us or the Board of Directors. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board of Directors. However, the Board of Directors values the opinions that our stockholders express in their votes and will consider the outcome of the vote when making future decisions on the inclusion of such proposals in the proxy materials as it deems appropriate.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR A "ONE-YEAR" FREQUENCY FOR THE NON-BINDING STOCKHOLDER VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL 7

APPROVAL OF EARTHLINK, INC. 2011 EQUITY AND CASH INCENTIVE PLAN

Long-term equity incentive awards assist us in recruiting and retaining individuals with ability and initiative by enabling such individuals to participate in our future success and aligning their interests with our interests and the interests of our stockholders. In consideration of the benefits of long-term equity incentive awards and upon the recommendation of our Leadership and Compensation Committee, our

Board of Directors adopted the EarthLink, Inc. 2011 Equity and Cash Incentive Plan (the "Plan") on February 7, 2011 contingent upon its approval by our stockholders. If approved by our stockholders, the Plan will provide us with the ability to utilize equity incentive awards as a part of our overall compensation structure.

Key features of the Plan include:

- All stock options, stock appreciation rights and other purchase rights must have an exercise price that is not less than the fair market value of the underlying stock on the grant date.
- The maximum number of shares of our Common Stock that will be made available under the Plan is the sum of (i) 22,500,000 shares and (ii) that number of shares that are represented by outstanding Awards (as defined below) issued under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (the "2006 Plan") on the effective date of the Plan and that later become available because of the expiration or forfeiture of the Award without the issuance of the underlying shares. Of the maximum number of shares available under the Plan,
    - up to 10,000,000 shares (plus those shares subject to Options, SARs or Stock-Based Awards under the 2006 Plan that later become available) generally may be issued in the form of Options, SARs or Stock-Based Awards (as such terms are defined below),
    - up to 12,500,000 shares (plus those shares subject to Full Value Awards (as defined below) under the 2006 Plan that later become available) generally may be issued in form of Full Value Awards, such as RSUs (as defined below), and
    - shares subject to Full Value Awards in excess of the foregoing limit will reduce the maximum number of shares available under the Plan by an eight to one ratio.
- Awards under the Plan will be subject to a three-year minimum vesting period for time-based awards, subject to certain exceptions for newly hired employees, non-employee directors, non-employee service providers, inducement grants, corporate transactions and the participant's death, disability, retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason).
- The Plan does not include any reload or "evergreen" share replenishment features.
- Without stockholder approval, we may not reprice awards or repurchase awards that are subject to forfeiture or have not yet vested.
- Any material amendments to the Plan require stockholder approval.
- The Plan will be administered by our Leadership and Compensation Committee, which is comprised entirely of independent directors.
- No further Awards will be granted under the 2006 Plan or the EarthLink, Inc. Equity Plan for Non-Employee Directors on and after the effective date of the Plan.
- No dividends or Dividend Equivalents (as defined below) may be granted in connection with Options, SARs or other Stock-Based Awards in the nature of purchase rights (as defined below). No dividends or Dividend Equivalents may be paid in connection with a performance-based Award unless and until the underlying performance conditions are achieved, and any such dividends or dividend equivalents will accumulate (without interest) and become payable only at the time and to the extent the applicable Award becomes payable or nonforfeitable.

A summary of the principal features of the Plan is included below. However, every aspect of the Plan is not addressed in this summary and stockholders are encouraged to read the full text of the Plan which is attached to this proxy statement as *Annex D.* We have no current plans, proposals or arrangements, written or otherwise, to grant any specific awards under the Plan or under the prior 2006 Plan.

Reasons for the Plan and Recommendation of the Board of Directors

As described in more detail in this proxy statement under "Executive Compensation—Compensation Disclosure and Analysis," we believe our compensation programs are structured to attract, retain and motivate our employees, officers and directors. Our Board of Directors believes that equity incentive awards play a key role in these programs as they help align the interests of employees, officers and directors with those of our stockholders.

Although we believe that equity incentive awards should continue to be a significant part of our compensation program, in adopting the Plan our Board of Directors sought to strike an appropriate balance between having sufficient shares available under the Plan to achieve our goals related to the retention and motivation of employees, officers and directors and avoiding significant stockholder dilution.

For the foregoing reasons, the Board of Directors recommends that our stockholders approve the Plan.

General Plan Information

The Plan is intended to permit the grant of stock options (both incentive stock options ("ISOs") and non-qualified stock options ("NQSOs" (collectively "Options")), stock appreciation rights ("SARs"), restricted stock awards ("Restricted Stock Awards"), restricted stock units ("RSUs"), incentive awards ("Incentive Awards"), other stock-based awards ("Stock-Based Awards") and dividend equivalents ("Dividend Equivalents") (collectively "Awards"). All Awards granted under the Plan will be governed by separate written or electronic agreements between EarthLink and the participants. The separate agreements will specify the terms and conditions of the Award. No right or interest of a participant in any Award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the Plan and any Awards granted thereunder. The Plan is unfunded, and we will not segregate any assets to cover grants of Awards under the Plan.

No Awards may be granted on or after ten years following the effective date of the Plan. No Awards will be granted under the Plan unless and until the stockholders approve the Plan.

Administration

We will bear all expenses of administering the Plan. Our Leadership and Compensation Committee will administer the Plan and has the authority to grant Awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the Plan) as it may consider appropriate. Our Leadership and Compensation Committee may act through subcommittees or, with respect to Awards granted to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and who are not members of our Board of Directors or the Board of Directors of our Affiliates (as defined in the Plan), delegate to one or more of our officers all or part of its duties with respect to such Awards. The Leadership and Compensation Committee may, it its discretion, accelerate the time at which any Award may be exercised, become transferable or nonforfeitable or become earned and settled including, without limitation, (i) in the event of the participant's death, disability, retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason) or (ii) in connection with a Change in Control (as defined in the Plan).

Eligibility for Participation

Any of our employees or service providers, employees or service providers of our Affiliates (as defined in the Plan), and non-employee members of our Board of Directors or of any Board of Directors of our Affiliates is eligible to receive an Award under the Plan. However, ISOs may only be granted to employees of EarthLink or one of our Affiliates.

Shares Subject to Plan

The maximum aggregate number of shares of our Common Stock that may be issued under the Plan pursuant to Awards is the sum of (i) 22,500,000 shares and (ii) that number of shares that are subject to outstanding Awards under the 2006 Plan on the effective date of the Plan and that subsequently become available for issuance because the Awards under the 2006 Plan are later terminated, settled in cash in lieu of shares, or exchanged prior to the issuance of shares for Awards not involving shares, without the issuance of the underlying shares. No further Awards will be granted under the 2006 Plan or the EarthLink, Inc. Equity Plan for Non-Employee Directors after the effective date of the Plan.

Of the maximum aggregate number of shares of our Common Stock that may be issued under the Plan, except as described below, the maximum number of shares of our Common Stock that may be issued pursuant to Options, SARs or other Stock-Based Awards in the nature of purchase rights is the sum of (i) 10,000,000 shares and (ii) that number of shares that are subject to outstanding Options, SARs or other Stock-Based Awards in the nature of purchase rights under the 2006 Plan on the effective date of the Plan and that subsequently become available for issuance because the Options, SARs and other Stock-Based Awards in the nature of purchase rights under the 2006 Plan are later terminated, settled in cash in lieu of shares, or exchanged prior to the issuance of shares for Awards not involving shares, without the issuance of the underlying shares.

Of the maximum aggregate number of shares of our Common Stock that may be issued under the Plan, except as described below, the maximum aggregate number of shares of our Common Stock that may be issued pursuant to Full Value Awards (as defined in the Plan) is the sum of (i) 12,500,000 shares and (ii) that number of shares that are subject to outstanding Full Value Awards under the 2006 Plan on the effective date of the Plan and that subsequently become available for issuance because the Full Value Awards under the 2006 Plan are later terminated, settled in cash in lieu of shares, or exchanged prior to the issuance of shares for Awards not involving shares, without the issuance of the underlying shares.

Except as described below, each share issued in connection with an Award will reduce the number of shares available under the Plan by one, and each share covered under a stock-settled SAR will reduce the number of shares available under the Plan by one even though the share is not actually issued upon settlement of the stock-settled SAR.

Notwithstanding the foregoing separate limits on the types of Awards that may be issued under the Plan, the maximum aggregate number of shares of our Common Stock that may be issued under the Plan may be issued under any type of Award, provided that (i) a share of Common Stock issued in connection with a Full Value Award under the Plan that is in excess of the separate limit set forth above for Full Value Awards shall reduce the maximum aggregate number of shares of our Common Stock available for issuance under the Plan, and the maximum number of shares of our Common Stock available for Options, SARs, and other Stock-Based Awards in the nature of purchase rights under the Plan, by ***eight***, and (ii) a share of Common Stock issued in connection with an Option, SAR or other Stock-Based Award in the nature of purchase rights under the Plan that is in excess of the separate limit set forth above for Options, SARs and other Stock-Based Awards in the nature of purchase rights shall reduce the maximum aggregate number of shares of our Common Stock available for issuance under the Plan, and the maximum number of shares of our Common Stock available for Full Value Awards, by ***one***.

Shares relating to Awards that are terminated, settled in cash in lieu of shares, or exchanged prior to the issuance of shares for Awards not involving shares, will again be available for issuance under the Plan. Shares not issued as a result of a net settlement of an Option, SAR or other Stock-Based Award in the nature of purchase rights, tendered or withheld to pay the exercise or purchase price of an Option, SAR or other Stock-Based Award in the nature of purchase rights, or withholding taxes with respect to an Option, SAR or other Stock-Based Award in the nature of purchase rights, or purchased on the open market with the proceeds of the exercise or purchase price of an Option, SAR or other Stock-Based Award in the nature of purchase rights, will not again be available for issuance under the Plan. Shares not issued as the result of a net settlement of a Full Value Award, tendered or withheld to pay the purchase price of a Full

Value Award or withholding taxes with respect to a Full Value Award, or purchased on the open market with the proceeds of the purchase price of a Full Value Award shall again be available for issuance under the Plan.

Notwithstanding the foregoing, the maximum aggregate number of shares of our Common Stock that may be issued under the Plan, and the maximum aggregate number of shares of our Common Stock that may be issued under any specific type of Award, will not be reduced by (i) substitute Awards with respect to our shares of Common Stock that are granted to participants who become employed with EarthLink or its Affiliates in connection with a corporate transaction or other appropriate event or (ii) Awards with respect to shares of our Common Stock that become available for grant under a shareholder-approved plan of an acquired company (subject in both cases to applicable stock exchange requirements).

In any consecutive rolling 36-month period, no participant may be granted Options, SARs or other Stock-Based Awards in the nature of purchase rights, that relate to more than 4,500,000 shares of our Common Stock. For these purposes, an Option and its corresponding SAR will be counted as a single Award. In any consecutive rolling 36-month period, no participant may be granted Full Value Awards that are intended to constitute "qualified performance-based compensation" that relates to more than 3,000,000 shares of our Common Stock. For any Full Value Award that is intended to constitute "qualified performance-based compensation" and that is stated with reference to a specific dollar limit, the maximum amount payable with respect to any 12-month performance period to any one participant is $5,000,000 (pro-rated up or down for performance periods greater or less than 12 months). The maximum number of shares of Common Stock that may be issued pursuant to Awards or specific types of Awards, the per individual limits on Awards and the terms of outstanding Awards will be adjusted as is equitably required in the event of corporate transactions and other appropriate events.

Awards

Options

An Option entitles the participant to purchase from EarthLink a stated number of shares of Common Stock. The exercise price per share of Common Stock underlying any Option may not be less than the fair market value of a share of Common Stock on the date the Option is granted. With respect to an ISO granted to a participant who, at the time of grant, beneficially owns more than 10% of the combined voting power of EarthLink or any of our Affiliates (determined by applying certain attribution rules), the exercise price per share may not be less than 110% of the fair market value of the Common Stock on the date the Option is granted. The exercise price may be paid in cash or, if the written agreement so provides, our Leadership and Compensation Committee may allow a participant to pay all or part of the exercise price by tendering shares of Common Stock, by a broker-assisted cashless exercise, by means of a "net exercise" procedure, or by any other specified medium of payment. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of the Common Stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as NQSOs.

SARs

A SAR entitles the participant to receive, upon exercise, the excess of the fair market value on that date of each share of Common Stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A SAR can be granted alone or in tandem with an Option. A SAR granted in tandem with an Option is called a Corresponding SAR and entitles the participant to exercise the Option or the SAR, at which time the other tandem Award expires with respect to the number of shares being exercised. No participant may be granted Corresponding SARs in tandem with ISOs which are first exercisable in any calendar year for shares of Common Stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000. A Corresponding SAR may be exercised only to the extent that the related Option is exercisable, and no SAR is exercisable unless the fair market value of the Common Stock at the time of exercise exceeds the fair market value of the

Common Stock as of the date of grant of the SAR. As set forth in the written agreement, the amount payable as a result of the exercise of a SAR may be settled in cash, shares of Common Stock or a combination of each.

Restricted Stock Awards

A Restricted Stock Award is the grant or sale of shares of Common Stock, which may be subject to forfeiture for a period of time or subject to certain conditions. If the Restricted Stock Award is subject to forfeiture, prior to forfeiture, the participant will have all rights of a stockholder with respect to the shares of Common Stock subject to a Restricted Stock Award, including the right to vote the shares, provided, however, the participant may not transfer the shares while they are subject to forfeiture. To the extent deemed necessary by the Leadership and Compensation Committee (or as described below), dividends payable with respect to a Restricted Stock Award may accumulate (without interest) and become payable in cash or shares of our Common Stock at the time and to the extent that the portion of the Restricted Stock Award to which the dividends relate has become transferable and nonforfeitable. In lieu of retaining the certificates evidencing the shares, we may hold the certificates evidencing the shares in escrow or record the certificates evidencing the shares as outstanding by notation on our stock records. If a participant must pay for a Restricted Stock Award, the participant may pay the purchase price in cash or, if the written agreement so provides, our Leadership and Compensation Committee may allow a participant to pay all or part of the purchase price by tendering shares of Common Stock, by means of a "net exercise" procedure, or by any other specified medium of payment.

RSUs

An RSU entitles the participant to receive, upon vesting, shares of our Common Stock (or as otherwise determined by the Leadership and Compensation Committee and set for in the applicable agreement, the equivalent fair market value of one share of Common Stock in cash). We will deliver to the participant one share of Common Stock (or, if applicable, the fair market value of one share of Common Stock in cash) for each RSU that becomes earned and payable. No participant shall have any rights of a stockholder with respect to an RSU unless and until the underlying shares of Common Stock are issued, provided, however, except as described below, dividends payable with respect to shares subject to RSUs may be paid currently or may accumulate (without interest) and be paid in cash or shares of Common Stock only to the extent the related RSUs become earned and payable.

Incentive Awards

An Incentive Award entitles the participant to receive cash or Common Stock when certain conditions are met. As set forth in the participant's separate agreement, an Incentive Award may be paid in cash, shares of Common Stock or a combination of each. No participant shall have any rights of a stockholder with respect to shares underlying an Incentive Award unless and until the underlying shares of Common Stock are issued.

Stock-Based Awards

Stock-Based Awards may be denominated or payable in, valued by reference to or otherwise based on shares of Common Stock, including Awards convertible or exchangeable into shares of Common Stock (or the cash value thereof) and Common Stock purchase rights and Awards valued by reference to the fair market value of the Common Stock. The purchase price for the Common Stock under any Stock-Based Award in the nature of a purchase right may not be less than the fair market value of the shares of the Common Stock as of the date the Award is granted. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted.

Our Leadership and Compensation Committee is also authorized under the Plan to grant shares of Common Stock as a bonus, or to grant shares of Common Stock or other awards in lieu of other obligations of EarthLink or any of our Affiliates to pay cash or to deliver other property under the Plan or under any other plans or compensatory arrangements of EarthLink or any of our Affiliates.

Dividend Equivalents

A Dividend Equivalent is an award that entitles the participant to receive cash, shares of Common Stock, other awards or other property equal in value to all or a specified portion of dividends paid with respect to shares of our Common Stock. Except as described below, Dividend Equivalents may be paid or distributed when accrued or deemed to have been reinvested in additional shares of Common Stock, other awards or other investment vehicles, subject to restrictions on transferability, risk of forfeiture and any other terms set forth in the written agreement for the Award. However, no Dividend Equivalents may be granted in connection with Options, SARs or Stock-Based Awards in the nature of purchase rights.

Effect of Termination of Employment on Awards

If a participant terminates employment or service due to death, disability or retirement, any unexercised Options, SARs or Stock-Based Awards in the nature of purchase rights may be exercised by the participant (or the participant's transferee if applicable), to the extent exercisable as of termination of employment or service (or on such accelerated basis as our Leadership and Compensation Committee may determine at or after grant), until 12 months after termination of employment or service or, if earlier, the expiration of the stated term of the Award, unless the written agreement for such Award provides otherwise. Any vested portion of such Award that remains unexercised after the expiration of such period shall terminate with no further compensation due to the participant.

If a participant's employment or service is terminated by EarthLink or any Affiliate involuntarily and without cause in contemplation of or within 12 months after a change in control, any unexercised Options, SARs or Stock-Based Awards in the nature of purchase rights may be exercised by the participant (or the participant's transferee if applicable), to the extent exercisable as of termination of employment or service (or on such accelerated basis as our Leadership and Compensation Committee may determine at or after grant), until six months after termination or, if earlier, the expiration of the stated term of such Award, unless the written agreement for such Award provides otherwise. Any vested portion of such Award that remains unexercised after the expiration of such period shall terminate with no further compensation due to the participant.

If a participant terminates employment or service for any reason other than those described above, provided the participant's employment or service is not involuntarily terminated for cause, any unexercised Options, SARs or Stock-Based Awards in the nature of purchase rights may be exercised by the participant (or the participant's transferee if applicable), to the extent exercisable as of termination of employment or service (or on such accelerated basis as our Leadership and Compensation Committee may determine at or after grant), until 30 days after termination of employment (three months in case of an option, SAR or Stock-Based Award granted to a non-employee director), provided that such period shall be three months after termination of employment or service if the participant's employment or service is terminated by EarthLink or any Affiliate involuntarily and without cause, or, if earlier, until the expiration of the stated term of such Award, unless the written agreement for such Award provides otherwise. Any vested portion of such Award that remains unexercised after the expiration of such period shall terminate with no further compensation due to the participant.

The unvested portion of an Award will terminate without any further compensation to the participant upon the termination of the participant's employment or service, and all vested Awards will terminate without any further compensation due to the participant, if the participant's employment or service is terminated by EarthLink or any Affiliate for cause (as defined in the Plan).

Performance Objectives and Time-Based Vesting

Our Leadership and Compensation Committee has discretion to establish objectively determinable performance conditions for when Awards will become vested, exercisable, and payable. Objectively determinable performance conditions generally are performance conditions (a) that are established in writing (i) at the time of grant or (ii) no later than the earlier of (x) 90 days after the beginning of the period of service to which they relate and (y) before the lapse of 25% of the period of service to which they relate; (b) that are uncertain of achievement at the time they are established and (c) the achievement of which is determinable by a third party with knowledge of the relevant facts.

These performance conditions may be based on one or any combination of metrics related to our financial, market or business performance. Performance conditions may be related to a specific customer or group of customers or products or geographic region individually, alternatively or in any combination, subset or component thereof. The form of the performance conditions also may be measured on a company, Affiliate, division, business unit, service line, segment, product or geographic basis individually, alternatively or in any combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance conditions. Profits, earnings and revenues used for any performance conditions measurement may exclude any extraordinary or nonrecurring items.

The performance conditions may, but need not, be based upon an increase or positive result under the aforementioned performance conditions and could include, for example and not by way of limitation, maintaining the status quo or limiting the economic losses (measured, in each case, by reference to the specific performance conditions). An Award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the Award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an Award, in addition to performance conditions, may be subject to continued employment or service by the participant. Additionally, the vesting, exercise or payment of an Award can be conditioned on mere continued employment or service or on performance conditions other than those set forth above if the Award is not intended to qualify as performance-based.

The performance conditions may, among others, include any or any combination of the following: gross, operating or net earnings before or after taxes; return on equity; return on capital; return on sales; return on investments; return on assets or net assets; earnings per share (basic or fully diluted and/or before or after taxes); cash flow (per share or otherwise); book value (per share or otherwise); sales; new billed revenue; net new billed revenue; customer acquisition costs; customers or subscribers; cash flow; fair market value of EarthLink or any Affiliate or shares of Common Stock; share price or total shareholder return; market share or market penetration; level of expenses or other costs; net contributions; adjusted after-tax GAAP profit, gross, operating or net revenue; EBIT; service revenue; profitability or gross, operating or net margins; net income; EBITDA; Adjusted EBIDTA; free cash flow; churn or churn rate; product launches; market launches; serviceable units; net worth; productivity ratios; objective measures of customer satisfaction; working capital; competitive market metrics; peer group comparisons of any of this business criteria; completion of acquisitions of businesses or companies or divestitures or assets sales and/or cost savings in connection with same; or any other performance conditions the Leadership and Compensation Committee may approve. Products include premium narrowband, value narrowband, retail broadband, wholesale broadband, web hosting, advertising, content and commerce, value-added services, small and medium-sized enterprise services, including software-based and connectivity-based services and any future products of EarthLink or any Affiliates upon which the Leadership and Compensation Committee determines is appropriate to base performance conditions.

The above performance conditions are intended to permit our Leadership and Compensation Committee to grant Awards that constitute "qualified performance-based compensation" and are exempt from the $1 million limit on deductible compensation payable to our Chief Executive Officer or any of our three other highest paid officers, other than our Chief Executive Officer or our Chief Financial Officer.

The Leadership and Compensation Committee will have the discretion to select one or more periods of time over which the attainment of one or more of the foregoing performance conditions will be measured for the purpose of determining when an Award will become vested, exercisable or payable.

Awards that will vest based solely on continued employment or service must vest over a period of not less than three years or ratably (whether monthly, quarterly, annually or otherwise) over a period of not less than three years, subject to exceptions for inducement grants to new hires, grants to non-employee members of our Board of Directors (or the board of directors of an Affiliate) and other non-employee service providers of EarthLink (or an Affiliate), a Change in Control or the participant's death, disability, retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason).

Form and Timing of Payments

Payments to be made by us upon the exercise of an Option or SAR or settlement of any other Award may be made in such form as our Leadership and Compensation Committee may determine and set forth in the separate agreement for the Award, including cash, shares of Common Stock, other Awards or other property and may be made in a single payment or transfer, in installments or on a deferred basis. However, no dividends or Dividend Equivalents may be paid in connection with a performance-based Award unless and until the underlying performance conditions are achieved, and any such dividends or Dividend Equivalents will accumulate (without interest) and become payable to the participant only at the time and to the extent that the applicable Award becomes payable or nonforfeitable.

Stockholder Rights

No participant shall have any rights as a stockholder of EarthLink unless and until the Award is settled by the issuance of Common Stock (other than such rights as a stockholder to which the participant may be entitled pursuant to the specific terms of the separate agreement).

Maximum Award Period

No Award other than Dividend Equivalents may be exercisable or become vested or payable more than 10 years after the date of grant (except that the Leadership and Compensation Committee may make certain exceptions in the event the Award would expire prior to exercise, vesting or settlement because trading in shares of our Common Stock is then prohibited by law or by any insider trading policy, in which case the term of the Award may be extended until 30 days after the expiration of any such prohibitions). An ISO granted to a participant who beneficially owns more than 10% of the combined voting power of EarthLink or any of our Affiliates (determined by applying certain attribution rules) or a Corresponding SAR that relates to such an ISO may not be exercisable more than five years after the date of grant.

Change in Control

In the event of a "Change in Control" (as defined in the Plan), the Leadership and Compensation Committee may:

- declare that some or all outstanding Options, SARs and Stock-Based Awards in the nature of purchase rights previously granted under the Plan, whether or not then exercisable, will terminate on the Change in Control without any payment, provided the Leadership and Compensation Committee gives prior written notice to the holders of such termination and gives such holders the right to exercise their outstanding Options, SARs and Stock-Based Awards in the nature of purchase rights for at least seven days before such date to the extent then exercisable;
- terminate on the Change in Control outstanding Restricted Stock Awards, RSUs, Incentive Awards, Stock-Based Awards not in the nature of purchase rights and Dividend Equivalents previously

granted under the Plan that are not then nonforfeitable and transferable or earned and payable (and that will not become nonforfeitable and transferable or earned and payable as of the Change in Control) without any payment to the holder of the Restricted Stock Award, RSUs, Incentive Awards, Stock-Based Awards not in the nature of purchase rights and Dividend Equivalents, other than the return, if any, of the purchase price of any such Awards,

- terminate on the Change in Control some or all outstanding Options, SARs and Stock-Based Awards in the nature of purchase rights previously granted under the Plan, whether or not then exercisable, in consideration of payment to the holder of the Options, SARs and Stock-Based Awards in the nature of purchase rights, with respect to each share of Common Stock for which the Options, SARs and Stock-Based Awards in the nature of purchase rights are then exercisable (or that will become exercisable as of the Change in Control), of the excess, if any, of the fair market value on such date of the Common Stock subject to such portion of the Options, SARs and Stock-Based Awards in the nature of purchase rights over the purchase price or initial value on the date of grant, as applicable (provided that any portion of such Options, SARs and Stock-Based Awards in the nature of purchase rights that are not then exercisable and will not become exercisable on the Change in Control, and Options, SARs and Stock-Based Awards in the nature of purchase rights with respect to which the fair market value of the Common Stock subject to the Options, SARs and Stock-Based Awards in the nature of purchase rights does not exceed the purchase price or initial value at the date of grant, as applicable, shall be cancelled without any payment therefor);
- terminate on the Change in Control outstanding Restricted Stock Awards, RSUs, Incentive Awards, Stock-Based Awards not in the nature of purchase rights and Divided Equivalents previously granted under the Plan that will become nonforfeitable and transferable or earned and payable as of the Change in Control (or that previously became nonforfeitable and transferable or earned and payable but have not yet been settled as of the Change in Control) in exchange for a payment equal to the excess of the Fair Market Value of the shares of Common Stock subject to such Awards, or the amount of cash payable under the Awards, over any unpaid purchase price, if any, for such Awards (provided that any portion of such Awards that are not then nonforfeitable and transferable or earned and payable as of the Change in Control (and that will not become nonforfeitable and transferable or earned and payable as of the Change in Control) shall be cancelled without any payment therefor), or
- take such other actions as the Leadership and Compensation Committee determines to be reasonable under the circumstances to permit the Participant to realize the value of the outstanding Awards (which fair market value for purposes of Awards that are not then exercisable, nonforfeitable and transferable or earned and payable as of the Change in Control (and that will not become exercisable, nonforfeitable and transferable or earned and payable as of the Change in Control) or with respect to which the fair market value of the Common Stock subject to the Awards does not exceed the purchase price or initial value at the date of grant, as applicable, shall be deemed to be zero).

The payments described above may be made in any manner the Leadership and Compensation Committee determines, including in cash, stock or other property. The Leadership and Compensation Committee may take the actions described above with respect to Awards that are not then exercisable, nonforfeitable and transferable or earned and payable or with respect to which the fair market value of the Common Stock subject to the Awards does not exceed the purchase price or initial value at the date of grant, as applicable, whether or not the participant will receive any payments therefor. The Leadership and Compensation Committee in its discretion may take any of the foregoing actions contingent on consummation of the Change in Control and with respect to some or all outstanding Awards, whether or not then exercisable, nonforfeitable and transferable or earned and payable or on an Award-by-Award basis, which actions need not be uniform with respect to all outstanding Awards or participants. However, outstanding Awards shall not be terminated to the extent that written provision is made for their continuance, assumption or substitution by EarthLink or a successor employer or its parent or subsidiary in connection with the Change in Control, except as otherwise provided in the applicable agreement.

The Leadership and Compensation Committee may provide in an applicable agreement that (i) for Awards not continued, assumed or substituted by EarthLink or a successor employer or its parent or subsidiary in connection with a Change in Control, a participant's outstanding Awards shall become fully exercisable, nonforfeitable and transferable or earned and payable on a Change in Control or immediately before the date the Awards will be terminated in connection with the Change in Control or (ii) for Awards that are continued, assumed or substituted by EarthLink or a successor employer or its parent or subsidiary in connection with a Change in Control, a participant's Awards shall become fully exercisable, nonforfeitable and transferable or earned and payable upon the participant's death, disability, retirement, or involuntary termination of employment (including a voluntary termination of employment for good reason) within a specified period of time after the Change in Control.

Compliance with Applicable Law

No Award shall become exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax, withholding and securities laws), any listing agreement with any stock exchange to which we are a party and the rules of all domestic stock exchanges on which our shares may be listed.

Amendment and Termination of Plan

Our Board of Directors may amend or terminate the Plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding Awards without the participant's consent. An amendment will be contingent on approval of our stockholders, to the extent required by law, any tax or regulatory requirement, by the rules of any stock exchange on which our securities are then traded or if the amendment would (a) increase the benefits accruing to Plan participants, (b) increase the aggregate number of shares of Common Stock issuable under the Plan, (c) modify the eligibility requirements of the Plan, or (d) change the performance criteria set forth in the Plan for performance-based awards. Additionally, to the extent our Board of Directors deems necessary to continue to comply with the performance-based exception to the deduction limits of Code Section 162(m), our Board of Directors will submit the material terms of the stated performance conditions to our stockholders for approval no later than the first stockholder meeting that occurs in the fifth year following the year in which the stockholders previously approved the performance conditions.

Forfeiture Provisions; No Repricings

Awards do not confer upon any individual any right to continue in the employ of or service to EarthLink or any of our Affiliates. All rights to any Award that a participant has will be immediately forfeited if the participant is discharged from employment or service for "Cause" (as defined in the Plan). Except to the extent approved by our stockholders, the Plan does not permit (a) any decrease in the exercise price or base value of any outstanding Awards, (b) the issuance of any replacement Options, SARs or Stock-Based Awards in the nature of purchase rights, which shall be deemed to occur if a participant agrees to forfeit an existing Option, SAR or Stock-Based Award in the nature of purchase rights in exchange for a new Option, SAR or Stock-Based Award in the nature of purchase rights with a lower exercise price or base value, (c) us to repurchase underwater or out-of-the-money Options, SARs or Stock-Based Awards in the nature of purchase rights, which shall be deemed to be those Options, SARs or Stock-Based Awards in the nature of purchase rights with exercise prices or base values in excess of the current fair market value of the shares of Common Stock underlying the Option, SAR or Stock-Based Award in the nature of purchase rights, (d) us to issue any replacement or substitute Awards, or pay cash in exchange, for underwater or out-of-the-money Options, SARs or Stock-Based Awards in the nature of purchase rights, (e) us to repurchase any Awards under the Plan prior to the time the Award becomes exercisable, vested or payable or (f) any other action that is treated as a "repricing" under generally accepted accounting principles.

Federal Income Tax Consequences

The following discussion summarizes the principal federal income tax consequences associated with Awards under the Plan. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

ISOs

A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of Common Stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise, the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant's tax basis in the shares of Common Stock. A participant's tax basis in the Common Stock generally will be the amount the participant paid for the stock. If Common Stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of the Common Stock on the date of exercise of the ISO over the exercise price. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares. Special rules apply if a participant pays the exercise price by delivery of Common Stock.

We will not be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of Common Stock acquired under an ISO before the expiration of the ISO holding period described above, we generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

NQSOs

A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of the Common Stock acquired over the exercise price. A participant's tax basis in the Common Stock is the amount paid plus any amounts included in income on exercise. Special rules apply if a participant pays the exercise price by delivery of Common Stock. The exercise of a NQSO generally will entitle us to claim a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

SARs

A participant will not recognize any taxable income at the time SARs are granted. The participant at the time of receipt will recognize as ordinary income the amount of cash and the fair market value of the Common Stock that he or she receives. We generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

Restricted Stock Awards

A participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of the Common Stock on such date. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special "83(b) election" to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is made. The participant's tax basis in the shares received will equal the income recognized plus the price, if any, paid for the Restricted

Stock Award. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes.

RSUs

The participant will not recognize any taxable income at the time RSUs are granted. When the terms and conditions to which the RSUs are subject have been satisfied and the RSUs are paid, the participant will recognize as ordinary income the fair market value of the Common Stock he or she receives. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes.

Incentive Awards

A participant will not recognize any taxable income at the time an Incentive Award is granted. When the terms and conditions to which an Incentive Award is subject have been satisfied and the Award is paid, the participant will recognize as ordinary income the amount of cash and the fair market value of the Common Stock he or she receives. We generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

Stock-Based Awards

A participant will recognize ordinary income on receipt of cash or shares of Common Stock paid with respect to a Stock-Based Award. We generally will be entitled to a federal tax deduction equal to the amount of ordinary income the participant recognizes.

Dividend Equivalents

A participant will recognize as ordinary income the amount of cash and the fair market value of any Common Stock he or she receives on payment of the Dividend Equivalents. To the extent the Dividend Equivalents are paid in the form of other Awards, the participant will recognize income as otherwise described herein.

Limitation on Deductions

The deduction by a publicly-held corporation for otherwise deductible compensation to a "covered employee" generally is limited to $1,000,000 per year. An individual is a covered employee if he or she is the Chief Executive Officer or one of the three highest compensated officers for the year (other than the Chief Executive Officer or Chief Financial Officer). The $1,000,000 limit does not apply to compensation payable solely because of the attainment of performance conditions that meet the requirements set forth in Section 162(m) of the Code and the regulations thereunder. Compensation is considered "qualified performance-based compensation" only if (a) it is paid solely on the achievement of one or more performance conditions; (b) a committee consisting solely of two or more "outside directors," such as our Leadership and Compensation Committee, sets the performance conditions; (c) before payment, the material terms under which the compensation is to be paid, including the performance conditions, are disclosed to, and approved by, the stockholders and (d) before payment, our Leadership and Compensation Committee certifies in writing that the performance conditions have been met. The Plan has been designed to enable our Leadership and Compensation Committee to structure awards that meet the requirements for qualified performance-based compensation that would not be subject to the $1,000,000 per year deduction limit.

Other Tax Rules

The Plan is designed to enable our Leadership and Compensation Committee to structure Awards that will not be subject to Code Section 409A, which imposes certain restrictions and requirements on deferred compensation. However, our Leadership and Compensation Committee may grant Awards that are subject to Code Section 409A. In that case, the terms of such 409A Award will be (a) subject to the deferral election requirements of Section 409A; and (b) may only be paid upon a separation from service, a set time, death, disability, a change in control or an unforeseeable emergency, each within the meanings of Section 409A. Our Leadership and Compensation Committee shall not have the authority to accelerate or defer a 409A Award other than as permitted by Code Section 409A. Moreover, any payment on a separation from service of a "Specified Employee" (as defined in the Plan) will not be made until six months following the participant's separation from service (or upon the participant's death, if earlier) as required by Code Section 409A.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE EARTHLINK, INC. 2011 EQUITY AND CASH INCENTIVE PLAN.

PROPOSAL 8

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, independent registered public accounting firm, to audit and report on our financial statements for the year ending December 31, 2011. We have engaged Ernst & Young LLP as our independent registered public accounting firm since July 2000. We expect that a representative of Ernst & Young LLP will be present at the 2011 Annual Meeting of Stockholders to answer questions of stockholders and will have the opportunity, if desired, to make a statement.

In connection with the audit of the 2010 financial statements, we entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures.

For the years ended December 31, 2009 and 2010, Ernst & Young LLP billed us the fees set forth below, including expenses, in connection with services rendered by that firm to us.

	Year Ended December 31,	
	2009	2010
Audit fees	$ 923,808	$1,486,000
Audit-related fees	22,500	—
Tax fees	—	—
All other fees	76,462	440,850
Total	$1,022,770	$1,926,850

Audit fees include fees for services rendered for the audit of our annual financial statements and the reviews of the interim financial statements included in quarterly reports. Audit fees also include fees associated with rendering an opinion on our management report on internal control over financial reporting as of December 31, 2010 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for review of documents filed with the SEC. Additionally, for 2010, Audit fees included services rendered for the audit of the ITC^DeltaCom, Inc. 2010 annual financial statements.

Audit-related fees include fees associated with assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to the performance of certain agreed-upon procedures required by one of our technology vendors.

All other fees include fees associated with performing an assessment of our business continuity program in 2009 and primarily included performing financial due diligence in connection with our acquisitions of ITC^DeltaCom, One Communications and other business transactions considered in 2010.

The Audit Committee of the Board of Directors has considered whether the provision of services described above under "Audit-related fees" and "Other fees" is compatible with maintaining the independence of Ernst & Young LLP, and has concluded that it is compatible.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is that all audit and non-audit services provided by its independent registered public accounting firm shall either be approved before the independent registered public accounting firm is engaged for the particular services or shall be rendered pursuant to pre-approval procedures established by the Audit Committee. These services may include audit services and permissible audit-related services, tax services and other services. Pre-approval spending limits for audit services are established on an annual basis, detailed as to the particular service or category of services to be performed and implemented by our financial officers. Pre-approval spending limits for permissible non-audit services are established on a quarterly basis, detailed as to the particular service or category of services to be performed and implemented by our financial officers. Any audit or non-audit service fees that may be incurred by us during a quarter that fall outside the limits pre-approved by the Audit Committee for a particular service or category of services must be reviewed and approved by the Chairperson of the Audit Committee prior to the performance of services. On a quarterly basis, the Audit Committee reviews and itemizes all fees paid to its independent registered public accounting firm in the prior quarter (including fees approved by the Chairperson of the Audit Committee between regularly scheduled meetings and fees approved by our financial officers pursuant to the pre-approval policies described above) and further reviews and itemizes all fees expected to be paid in the upcoming quarter. The Audit Committee may revise its pre-approval spending limits and policies at any time. None of the fees paid to the independent registered public accounting firm were approved by the Audit Committee after the services were rendered pursuant to the "*de minimis*" exception established by the SEC for the provision of non-audit services.

THE AUDIT COMMITTEE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2011.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required but is being presented as a matter of good corporate practice. Notwithstanding stockholder ratification of the appointment of the independent registered public accounting firm, the Audit Committee, in its discretion, may direct the appointment of a new independent registered public accounting firm if the Audit Committee believes that such a change would be in our best interests and the best interests of our stockholders. If the stockholders do not ratify the appointment, the Audit Committee will reconsider the appointment.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the 2011 Annual Meeting of Stockholders. However, if any other matters are properly brought before the 2011 Annual Meeting of Stockholders, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

SOLICITATION OF PROXIES

The cost of the solicitation of proxies on behalf of EarthLink will be borne by us. In addition, our directors, officers and other employees may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

In order for proposals of stockholders to be considered for inclusion in the proxy materials for the 2012 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, such proposals must be received by us at our executive offices at 1375 Peachtree Street, Atlanta, GA 30309, Attention: Corporate Secretary, on or prior to November 22, 2011.

Stockholders may bring other business before the annual meeting only in accordance with the provisions of our Amended and Restated Bylaws, which require, among other things, that notice be given to us no later than 90 days prior to the meeting. The 2012 Annual Meeting of Stockholders is scheduled for May 1, 2012. Management may use its discretionary authority to vote against any such proposals. For information regarding the requirement for submitting recommendations for director nominees, see "Corporate Governance Matters—Identifying and Evaluating Nominees" on page 13 of this Proxy Statement.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each stockholder, on the written request of any such person, a copy of our Annual Report on Form 10-K for the year ended December 31, 2010, including the financial statements. Requests should be directed to EarthLink, Inc., 1375 Peachtree Street, Atlanta, Georgia 30309, Attention: Vice President—Investor Relations. Our Annual Report on Form 10-K also may be accessed through our website at *www.earthlink.net*. A list of exhibits to the Annual Report on Form 10-K will be included in the copy of the Annual Report on Form 10-K. Any of the exhibits may be obtained at the SEC's website, *www.sec.gov*, or by written request to the Vice President—Investor Relations.

BENEFICIAL OWNERS

Unless we have received contrary instructions, we may send a single copy of our proxy materials to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as "householding," reduces the volume of duplicate information received at your household and helps to reduce our expenses.

If you would like to receive your own set of our annual disclosure documents this year or in future years, follow the instructions described below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single set of our annual disclosure documents, follow these instructions.

If your shares are registered in your own name, please contact us at our executive offices at 1375 Peachtree Street, Atlanta, Georgia 30309, Attention: Vice President—Investor Relations, to inform us of your request. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

By order of the Board of Directors,



Rolla P. Huff
Chairman of the Board and Chief Executive Officer

Atlanta, Georgia
March 22, 2011

ANNEX A

PROPOSED AMENDMENT TO SECOND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE 5. BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by, or under the direction of, a Board of Directors comprised as follows:

(1) The initial number of directors shall be thirteen (13) and thereafter the number of directors of the Corporation shall be not less than two (2) and not more than seventeen (17), the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the Board of Directors or by the affirmative vote of the holders of at least a majority of all outstanding shares entitled to be voted in the election of directors, voting together as a single class.

(2) The members of the Board of Directors shall be ~~divided into three classes (designated as Class I, Class II, and Class III), as nearly equal in number as possible. The initial term of Class I directors shall expire~~elected at each annual meeting of stockholders for a term expiring at the next succeeding annual meeting of stockholders~~ in 2000, that of Class II director shall expire at the annual meeting in 2001, and that of Class III directors shall expire at the annual meeting in 2002,~~, and in all cases as to each director until his or her successor shall be elected and shall qualify, or until his or her earlier resignation, removal from office, death or incapacity.

(3) ~~Subject to the foregoing, at each annual meeting of stockholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting and until their successors shall be elected and qualified.~~ Except as set forth below with respect to vacancies and newly created directorships, directors shall be elected ~~by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors~~as provided in the Bylaws of the Corporation. The directors of the Corporation shall not be required to be elected by written ballots.

(4~~)~~ ~~If the number of directors is changed by resolution of the Board of Directors pursuant to this Article 5, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of an incumbent director.~~

(~~5~~) Nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors, or by any stockholder of record entitled to vote generally in the election of directors; provided, however, that any stockholder of record entitled to vote generally in the election of directors may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by the United States mail, postage prepaid, to the Secretary of the Corporation not later than (i) with respect to any election to be held at the Annual Meeting of Stockholders, 90 days in advance of such meeting, and (ii) with respect to any election for directors to be held at a Special Meeting of Stockholders, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth:

(A) The name and address of the stockholder of record who intents to make the nomination and of the person or persons to be nominated;

(B) a representation that the stockholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intents to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(C) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(D) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the then-current proxy rules of the Securities and Exchange Commission if the nominees were to be nominated by the Board of Directors; and

(E) the consent of each nominee to serve as a director of the Corporation if so elected.

The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(~~6~~5) Any vacancy on the Board of Directors that results from an increase in the number of directors, from the prior death, resignation, retirement, disqualification or removal from office of a director, or otherwise shall be filled by a majority of the Board of Directors then in office, though less than a quorum, or by the sole remaining director, or by the stockholders of the Corporation if the Board of Directors has not filled the vacancy~~. Any director elected to fill a vacancy resulting from the prior death, resignation, retirement, disqualification or~~ and each director so chosen shall hold office for a term expiring at the next succeeding annual meeting of stockholders and until his or her successor shall be elected and shall qualify, or until his or her earlier resignation, removal from office ~~of a director shall have the same remaining term as that of his or her predecessor~~, death or incapacity.

(~~7~~6) At any meeting of stockholders with respect to which notice of such purpose has been given, the entire Board of Directors or any individual director may be removed, with or without cause, by the affirmative vote of the holders of a majority of all outstanding shares entitled to be voted at an election of directors, except that if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

(~~8~~7) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an Annual or Special Meeting of Stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Second Restated Certificate of Incorporation or the resolutions of the Board of Directors creating such class or series, as the case may be, applicable thereto.

The invalidity or unenforceability of this Article 5 or any portion hereof, or of any action taken pursuant to this Article 5, shall not affect the validity or enforceability of any other provision of this Second Restated Certificate of Incorporation, any action taken pursuant to such other provision, or any action taken pursuant to this Article 5.

ANNEX B

PROPOSED AMENDMENT TO BYLAWS

3.2. *Election of Directors*. ~~Directors shall be elected at each annual meeting of stockholders~~Each director shall be elected by the vote of the majority of the votes cast with respect to such director at any meeting for the election of directors at which a quorum is present; *provided, however*, if the number of nominees exceeds the number of directors to be elected, directors shall be elected by a plurality vote. For purposes of this Section 3.2, a majority of the votes cast means the number of shares voted "for" the election of a director must exceed the number of votes cast "against" the election of that director. The Board of Directors has established procedures set forth in the Corporate Governance Guidelines under which in any non-contested election of directors, any incumbent director nominee who receives a greater number of votes cast against his or her election than in favor of his or her election shall tender his or her resignation, and the Board of Directors shall decide, through a process managed by the Committee (as defined in the Corporate Governance Guidelines) whether to accept or reject the resignation, or whether other action should be taken. Any vacancy resulting from the non-election of a director under this Section 3.2 may be filled by the Board of Directors as provided in the Certificate of Incorporation~~, each~~. Each director ~~so~~ elected under this Section is to serve until the election and qualification of his or her successor or until his or her earlier death, resignation, retirement, disqualification or removal from office. Directors need not be stockholders, nor need they be residents of the State of Delaware.

PROPOSED AMENDMENT TO CORPORATE GOVERNANCE GUIDELINES

Resignation Policy With Respect to ~~Withheld Votes in an~~ Uncontested ~~Election~~Elections

Any incumbent nominee for director in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected, including an election with a nominee in accordance with SEC Rule 14a-11) who ~~receives a greater number~~does not receive the affirmative vote of a majority of the votes ~~"withheld" from~~cast in his or her election ~~than votes "for" such election~~in accordance with Article III, Section 3.2 of EarthLink's Bylaws shall, promptly following certification of the stockholder vote, tender his or her resignation to the Board for consideration in accordance with the following procedures, all of which procedures shall by completed within 90 days following certification of the stockholder vote:

- The Committee (as defined below) shall evaluate the best interests of EarthLink and its stockholders and shall recommend to the Board the action to be taken with respect to such tendered resignation (which recommendation could consist of, without limitation, accepting the resignation, rejecting the resignation and maintaining the director, rejecting the resignation and maintaining the director but addressing what the Committee believes to be the underlying cause of the withheld votes, or rejecting the resignation but resolving that the director will not be re-nominated in the future for election). In reaching its recommendation, the Committee shall consider all factors it deems relevant. If a resignation is ~~accepted~~recommended to the Board by the Committee, the Committee also will recommend to the Board whether to fill the resulting vacancy or reduce the size of the Board.

- The Board shall act on the Committee's recommendation. In acting on the Committee's recommendation, the Board will consider all of the factors considered by the Committee and such additional factors as it deems relevant.

- Following the Board's determination, EarthLink shall promptly publicly disclose in a document furnished or filed with the SEC the Board's decision of whether or not to accept the resignation and an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the resignation.

- A director who is required to tender his or her resignation in accordance with this policy shall not be present during deliberations or voting of the Committee or the Board regarding whether to accept his or her resignation or, except as otherwise provided below, a resignation tendered by any other director in accordance with this policy. Prior to voting, the Committee and the Board will afford the affected director an opportunity to provide the Committee or the Board with any information that he or she deems relevant.

- For purposes of this policy, the term "Committee" means (i) the CGN Committee, provided such committee then consists of at least three directors, each of whom is an independent director (as defined in these guidelines) and none of whom is a director who is required to tender his or her resignation in accordance with this policy, or (ii) if clause (i) is not satisfied, a committee of at least three directors designated by the Board, each of the members of which is an independent director and none of the members of which is a director who is required to tender his or her resignation in accordance with this policy. However, if there are fewer than three independent directors then serving on the Board who are not required to tender their resignations in accordance with this policy, then the Committee shall be comprised of all of the independent directors and each independent director who is required to tender his or her resignation in accordance with this policy shall recuse himself or herself from the Committee and Board's deliberations and voting with respect to his or her individual resignation.

The foregoing procedures will be summarized and disclosed each year in the proxy statement for EarthLink's annual meeting of stockholders.

ANNEX D

EARTHLINK, INC.
2011 EQUITY AND CASH INCENTIVE PLAN

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

1.01 409A Award

409A Award means an Award that is intended to be subject to Section 409A of the Code.

1.02 Affiliate

Affiliate, as it relates to any limitations or requirements with respect to incentive stock options, means any "subsidiary" or "parent" corporation (as such terms are defined in Code Section 424) of the Company. Affiliate otherwise means any entity that is part of a controlled group of corporations or is under common control with the Company within the meaning of Code Sections 1563(a), 414(b) or 414(c), except that, in making any such determination, fifty percent (50%) shall be substituted for eighty percent (80%) under such Code Sections and the related regulations.

1.03 Agreement

Agreement means a written or electronic agreement (including any amendment or supplement thereto) between the Company and a Participant specifying the terms and conditions of an Award granted to such Participant.

1.04 Award

Award means an Option, SAR, Restricted Stock Award, Restricted Stock Unit, Incentive Award, Other Stock-Based Award or Dividend Equivalent granted under this Plan.

1.05 Board

Board means the Board of Directors of the Company.

1.06 Cause

Cause means "Cause" as such term is defined in any employment or service agreement between the Company or any Affiliate and the Participant except as otherwise determined by the Committee and set forth in the applicable Agreement. If no such employment or service agreement exists or if such employment or service agreement does not contain any such definition, except as otherwise determined by the Committee and set forth in the applicable Agreement, "Cause" means (i) the Participant's willful and repeated failure to comply with the lawful directives of the Board, the Board of Directors of any Affiliate or any supervisory personnel of the Participant; (ii) any criminal act or act of dishonesty or willful misconduct by the Participant that has a material adverse effect on the property, operations, business or reputation of the Company or any Affiliate; (iii) the material breach by the Participant of the terms of any confidentiality, non-competition, non-solicitation or other agreement that the Participant has with the Company or any Affiliate or (iv) acts by the Participant of willful malfeasance or gross negligence in a matter of material importance to the Company or any Affiliate. For purposes of the Plan, other than where the definition of Cause is determined under any employment or service agreement between the Company or any Affiliate and the Participant, in which case such employment or service agreement shall control, in no event shall any termination of employment or service be deemed for Cause unless the Company's Chief Executive Officer concludes that the situation warrants a determination that the Participant's employment or service terminated for Cause; in the case of the Chief Executive Officer, any determination that the Chief Executive Officer's employment terminated for Cause shall be made by the Board acting without the Chief Executive Officer.

1.07 Change in Control

Change in Control means the occurrence of any of the following events:

(a) The accumulation in any number of related or unrelated transactions by any Person of beneficial ownership (as such term is used in Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of the Company's voting stock; provided that for purposes of this subsection (a), a Change in Control will not be deemed to have occurred if the accumulation of more than fifty percent (50%) of the voting power of the Company's voting stock results from any acquisition of voting stock (i) directly from the Company that is approved by the Incumbent Board, (ii) by the Company, (iii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (iv) by any Person pursuant to a merger, consolidation or reorganization (a "Business Combination") that would not cause a Change in Control under subsections (b), (c) or (d) below; or

(b) Consummation of a Business Combination, unless, immediately following that Business Combination, (i) all or substantially all of the Persons who were the beneficial owners of the voting stock of the Company immediately prior to that Business Combination beneficially own, directly or indirectly, at least fifty percent (50%) of the then outstanding shares of common stock and at least fifty percent (50%) of the combined voting power of the then outstanding voting stock entitled to vote generally in the election of directors of the entity resulting from that Business Combination (including, without limitation, an entity that as a result of that transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to that Business Combination, of the voting stock of the Company, and (ii) at least sixty percent (60%) of the members of the Board of Directors of the entity resulting from that Business Combination holding at least sixty percent (60%) of the voting power of such Board of Directors were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of Directors providing for that Business Combination and as a result of or in connection with such Business Combination, no Person has a right to dilute either of such percentages by appointing additional members to the Board of Directors or otherwise without election or other action by the shareholders; or

(c) A sale or other disposition of all or substantially all of the assets of the Company, except pursuant to a Business Combination that would not cause a Change in Control under subsections (b) above or (d) below; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that would not cause a Change in Control under subsections (b) and (c) above; or

(e) The acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company (i) through the ownership of securities which provide the holder with such power, excluding voting rights attendant with such securities, or (ii) by contract; provided that a Change in Control will not be deemed to have occurred if such power was acquired (x) directly from the Company in a transaction approved by the Incumbent Board, (y) by an employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate or (z) by any person pursuant to a Business Combination that would not cause a Change in Control under subsections (b), (c) or (d) above.

Notwithstanding the foregoing, a Change in Control shall only be deemed to have occurred with respect to a Participant and the Participant's 409A Award if the Change in Control otherwise constitutes a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, within the meaning of Section 409A of the Code (except that, with respect to vesting of the 409A Award, Change in Control shall have the same meaning as described above).

1.08 Code

Code means the Internal Revenue Code of 1986 and any amendments thereto.

1.09 Committee

Committee means the Compensation Committee of the Board, or the Board itself if no Compensation Committee exists. If such Compensation Committee exists, if and to the extent deemed necessary by the Board, such Compensation Committee shall consist of two or more directors, all of whom are (i) "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, (ii) "outside directors" within the meaning of Code Section 162(m) and (iii) independent directors under the rules of the principal stock exchange on which the Company's securities are then traded.

1.10 Common Stock

Common Stock means the common stock of the Company, par value $0.01 per share, or such other class or kind of shares or other securities resulting from the application of Article XVI, as applicable.

1.11 Company

Company means EarthLink, Inc., a Delaware corporation, and any successor thereto.

1.12 Control Change Date

Control Change Date means the date on which a Change in Control occurs. If a Change in Control occurs on account of a series of transactions, the "Control Change Date" is the date of the last of such transactions.

1.13 Corresponding SAR

Corresponding SAR means a SAR that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

1.14 Disability

Disability means a physical, mental or other impairment within the meaning of Section 22(e)(3) of the Code except as otherwise determined by the Committee and set forth in the applicable Agreement.

1.15 Dividend Equivalent

Dividend Equivalent means the right, granted under the Plan, to receive cash, shares of Common Stock, other Awards or other property equal in value to all or a specified portion of dividends paid with respect to a specified number of shares of Common Stock.

1.16 Exchange Act

Exchange Act means the Securities Exchange Act of 1934, as amended.

1.17 Fair Market Value

Fair Market Value of a share of Common Stock means, on any given date, the fair market value of a share of Common Stock as the Committee, in its discretion, shall determine; provided, however, that the Committee shall determine Fair Market Value without regard to any restriction other than a restriction which, by its terms, will never lapse and, if the shares of Common Stock are traded on any national stock exchange or quotation system, the Fair Market Value of a share of Common Stock shall be the closing price of a share of Common Stock as reported on such stock exchange or quotation system on such date, or if the shares of Common Stock are not traded on such stock exchange or quotation system on such date, then on the next preceding day that the shares of Common Stock were traded on such stock exchange or quotation system, all as reported by such source as the Committee shall select. The Fair Market Value that the Committee determines shall be final, binding and conclusive on the Company, any Affiliate and each Participant. Fair Market Value relating to the exercise price, Initial Value, or purchase price of any Non-409A Award that is an Option, SAR or Other Stock-Based Award in the nature of purchase rights shall conform to the requirements for exempt stock rights under Code Section 409A.

1.18 Full Value Award

Full Value Award means an Award other than an Option, SAR or Other Stock-Based Award in the nature of purchase rights.

1.19 Incentive Award

Incentive Award means an Award stated with reference to a specified dollar amount or number of shares of Common Stock which, subject to such terms and conditions as may be prescribed by the Committee, entitles the Participant to receive shares of Common Stock, cash or a combination thereof from the Company or an Affiliate.

1.20 Incumbent Board

Incumbent Board means a Board of Directors at least a majority of whom consist of individuals who either are (a) members of the Company's Board as of the effective date of the adoption of this Plan or (b) members who become members of the Company's Board subsequent to the date of the adoption of this Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least sixty percent (60%) of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which that person is named as a nominee for director, without objection to that nomination), but excluding, for that purpose, any individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 of the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors.

1.21 Initial Value

Initial Value means, with respect to a Corresponding SAR, the Option price per share of the related Option and, with respect to a SAR granted independently of an Option, the amount determined by the Committee on the date of grant which shall not be less than the Fair Market Value of one share of Common Stock on the date of grant, subject to Sections 14.06 and 16.03 with respect to substitute Awards.

1.22 Named Executive Officer

Named Executive Officer means a Participant who, as of the last day of a taxable year, is the Chief Executive Officer of the Company (or is acting in such capacity) or one of the three highest compensated officers of the Company (other than the Chief Executive Officer or the Chief Financial Officer) or is otherwise one of the group of "covered employees," as defined in the regulations promulgated under Code Section 162(m).

1.23 Non-409A Award

Non-409A Award means an Award that is not intended to be subject to Section 409A of the Code.

1.24 Option

Option means a stock option that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the price set forth in an Agreement.

1.25 Other Stock-Based Award

Other Stock-Based Award means an Award granted to the Participant under Article XII of the Plan.

1.26 Participant

Participant means an employee of the Company or an Affiliate, a member of the Board or Board of Directors of an Affiliate (whether or not an employee), a Person who provides services to the Company or an Affiliate and any entity which is a wholly-owned alter ego of such employee, member of the Board or Board of Directors of an Affiliate or Person who provides services and who satisfies the requirements of Article V and is selected by the Committee to receive an Award.

1.27 Plan

Plan means this EarthLink, Inc. 2011 Equity and Cash Incentive Plan, in its current form and as hereafter amended.

1.28 Person

Person means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or any other entity of any kind.

1.29 Restricted Stock Award

Restricted Stock Award means shares of Common Stock granted to a Participant under Article VIII.

1.30 Restricted Stock Unit

Restricted Stock Unit means an Award, stated with respect to a specified number of shares of Common Stock, that entitles the Participant to receive one share of Common Stock (or, as otherwise determined by the Committee and set forth in the applicable Agreement, the equivalent Fair Market Value of one share of Common Stock in cash) with respect to each Restricted Stock Unit that becomes payable under the terms and conditions of the Plan and the applicable Agreement.

1.31 Retirement

Retirement means the termination of Participant's employment or service with the Company and its Affiliates on or after qualifying for early, normal or late retirement in accordance with the Company's written policies for retirement.

1.32 SAR

SAR means a stock appreciation right that in accordance with the terms of an Agreement entitles the holder to receive cash or a number of shares of Common Stock, as determined by the Committee and set forth in the applicable Agreement, based on the increase in the Fair Market Value of the shares underlying the stock appreciation right during a stated period specified by the Committee over the Initial Value. References to "SARs" include both Corresponding SARs and SARs granted independently of Options, unless the context requires otherwise.

1.33 Ten Percent Shareholder

Ten Percent Shareholder means any individual who (considering the stock attribution rules described in Code Section 424(d)) owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

1.34 Termination Date

Termination Date means the day on which a Participant's employment or service with the Company and its Affiliates terminates or is terminated.

ARTICLE II

PURPOSES

The Plan is intended to assist the Company and its Affiliates in recruiting and retaining individuals with ability and initiative by enabling such Persons to participate in the future success of the Company and its Affiliates by aligning their interests with those of the Company and its stockholders.

ARTICLE III

TYPES OF AWARDS

The Plan is intended to permit the grant of Options qualifying under Code Section 422 ("incentive stock options") and Options not so qualifying, SARs, Restricted Stock Awards, Restricted Stock Units, Incentive Awards, Other Stock-Based Awards and Dividend Equivalents in accordance with the Plan and procedures that may be established by the Committee. No Option that is intended to be an incentive stock option shall be invalid for failure to qualify as an incentive stock option. The proceeds received by the Company from the sale of shares of Common Stock pursuant to this Plan may be used for general corporate purposes.

ARTICLE IV

ADMINISTRATION

4.01 General Administration

The Plan shall be administered by the Committee. The Committee shall have authority to grant Awards upon such terms (not inconsistent with the provisions of this Plan) as the Committee may consider appropriate. Such terms may include conditions (in addition to those contained in this Plan) on the grant, exercisability, transferability, settlement and forfeitability of all or any part of an Award, among other terms. Notwithstanding any such conditions, the Committee may, in its discretion, accelerate the time at which any Award may be exercised, become transferable or nonforfeitable or be earned and settled including, without limitation, (i) in the event of the Participant's death, Disability, Retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason) or (ii) in connection with a Change in Control. In addition, the Committee shall have complete authority to interpret all provisions of this Plan including, without limitation, the discretion to interpret any terms used in the Plan that are not defined herein; to prescribe the form of Agreements; to adopt, amend and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision made, or action taken, by the Committee in connection with the administration of this Plan shall be final and conclusive. The members of the Committee shall not be liable for any act done in good faith with respect to this Plan or any Agreement or Award. Unless otherwise provided by the Bylaws of the Company, by resolution of the Board or applicable law, a majority of the members of the Committee shall constitute a quorum, and acts of the majority of the members present at any meeting at which a quorum is present, and any acts approved in writing by all members of the Committee without a meeting, shall be the acts of the Committee.

4.02 Delegation of Authority

The Committee may act through subcommittees, in which case the subcommittee shall be subject to and have the authority hereunder applicable to the Committee, and the acts of the subcommittee shall be deemed to be the acts of the Committee hereunder. Additionally, to the extent applicable law so permits, the Committee, in its discretion, may delegate to one or more officers of the Company all or part of the Committee's authority and duties with respect to Awards to be granted to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and who are not members of the Board or the Board of Directors of an Affiliate. The Committee may revoke or amend the terms of any delegation at any time but such action shall not invalidate any prior actions of the Committee's delegate or delegates that were consistent with the terms of the Plan and the Committee's prior delegation. If and to the extent deemed necessary by the Board, (a) all Awards granted to any individual who is subject to the reporting and other provisions of Section 16 of the Exchange Act shall be made by a Committee comprised solely of two or more directors, all of whom are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, to the extent necessary to exempt the Award from the short-swing profit rules of Section 16(b) of the Exchange Act and (b) all Awards granted to an individual who is a Named Executive Officer shall be made by a Committee comprised solely of two or more directors, all of whom are "outside directors" within the meaning of Code Section 162(m), to the extent necessary to preserve any deduction under Section 162(m) of the Code. An Award granted to an individual who is a member of the Committee may be approved by the Committee in accordance with the applicable Committee charters then in effect and other applicable law.

4.03 Indemnification of Committee

The Company shall bear all expenses of administering this Plan. The Company shall indemnify and hold harmless each Person who is or shall have been a member of the Committee acting as administrator of the Plan, or any delegate of such, against and from any cost, liability, loss or expense that may be imposed upon or reasonably incurred by such Person in connection with or resulting from any action, claim, suit or proceeding to which such Person may be a party or in which such Person may be involved by reason of any action taken or not taken under the Plan and against and from any and all amounts paid by such Person in settlement thereof, with the Company's approval, or paid by such Person in satisfaction of any judgment in any such action, suit or proceeding against such Person, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. Notwithstanding the foregoing, the Company shall not indemnify and hold harmless any such Person if applicable law or the Company's Certificate of Incorporation or Bylaws prohibit such indemnification. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law or otherwise, or under any other power that the Company may have to indemnify such Person or hold him or her harmless. The provisions of the foregoing indemnity shall survive indefinitely the term of this Plan.

ARTICLE V

ELIGIBILITY

Any employee of the Company or an Affiliate (including an entity that becomes an Affiliate after the adoption of this Plan), a member of the Board or the Board of Directors of an Affiliate (including an entity that becomes an Affiliate after the adoption of the Plan) (whether or not such Board or Board of Directors member is an employee), any Person who provides services to the Company or an Affiliate (including an entity that becomes an Affiliate after the adoption of the Plan) and any entity which is a wholly-owned alter ego of such employee, member of the Board or Board of Directors of an Affiliate or other Person who provides services is eligible to participate in this Plan if the Committee, in its sole discretion, determines that such Person or entity has contributed significantly or can be expected to contribute significantly to the profits or growth of the Company or any Affiliate or if it is otherwise in the best interest of the Company or any Affiliate for such Person or entity to participate in this Plan. With respect to any Board member who is (i) designated or nominated to serve as a Board member by a stockholder of the Company and (ii) an employee of such stockholder of the Company, then, at the irrevocable election of the employing stockholder, the Person or entity who shall be eligible to participate in this Plan on behalf of the service of the respective Board member shall be the employing stockholder (or one of its Affiliates). To the extent such election is made, the respective Board member shall have no rights hereunder as a Participant with respect to such Board member's participation in this Plan. An Award may be granted to a Person or entity who has been offered employment or service by the Company or an Affiliate and who would otherwise qualify as eligible to receive the Award to the extent that Person or entity commences employment or service with the Company or an Affiliate, provided that such Person or entity may not receive any payment or exercise any right relating to the Award, and the grant of the Award will be contingent, until such Person or entity has commenced employment or service with the Company or an Affiliate.

ARTICLE VI

COMMON STOCK SUBJECT TO PLAN

6.01 Common Stock Issued

Upon the issuance of shares of Common Stock pursuant to an Award, the Company may deliver to the Participant (or the Participant's broker if the Participant so directs) shares of Common Stock from its authorized but unissued Common Stock, treasury shares or reacquired shares, whether reacquired on the open market or otherwise.

6.02 Aggregate Limit

The maximum aggregate number (the "Maximum Aggregate Number") of shares of Common Stock that may be issued under this Plan and to which Awards may relate is the sum of (i) 22,500,000 shares of Common Stock and (ii) that number of shares of Common Stock that are represented by Awards which previously have been granted and are outstanding under the Company's 2006 Equity and Cash Incentive Plan on the effective date of the Plan and which subsequently expire or otherwise lapse, are terminated or forfeited, are settled in cash, or exchanged with the Committee's permission, prior to the issuance of shares of Common Stock, for Awards not involving shares of Common Stock, without the issuance of the underlying shares of Common Stock (but not counting for this purpose any shares of Common Stock not issued or delivered as a result of a net exercise of an Option, SAR or Other Stock based Award in the nature of purchase rights, tendered or withheld to pay the exercise price, purchase price or withholding taxes relating to an Option, SAR or Other Stock Based Award in the nature of purchase rights or repurchased on the open market with the proceeds of the exercise or purchase price of an Option, SAR or Other Stock based Award in the nature of purchase rights). Of the Maximum Aggregate Number of shares of Common Stock that may be issued under the Plan, the maximum number of shares of Common Stock that may be issued pursuant to Options, SARs or Other Stock Based Awards in the nature of purchase rights is the sum of (i) 10,000,000 shares of Common Stock and (ii) that number of shares of Common Stock that are represented by Options, SARs or Other Stock Based Awards in the nature of purchase rights which previously have been granted and are outstanding under the Company's 2006 Equity and Cash Incentive Plan on the effective date of the Plan and which subsequently expire or otherwise lapse, are terminated or forfeited, are settled in cash, or exchanged with the Committee's permission, prior to the issuance of shares of Common Stock, for Awards not involving shares of Common Stock, without the issuance of the underlying shares of Common Stock (but not counting for this purpose any shares of Common Stock not issued or delivered as a result of a net exercise of an Option, SAR or Other Stock based Award in the nature of purchase rights, tendered or withheld to pay the exercise price, purchase price or withholding taxes relating to an Option, SAR or Other Stock Based Award in the nature of purchase rights or repurchased on the open market with the proceeds of the exercise or purchase price of an Option, SAR or Other Stock based Award in the nature of purchase rights). To the extent shares of Common Stock not issued under an Option must be counted against this limit as a condition to satisfying the rules applicable to incentive stock options, such rule shall apply to the limit on incentive stock options granted under the Plan. Of the Maximum Aggregate Number of shares of Common Stock that may be issued under the Plan, the maximum number of shares of Common Stock that may be issued pursuant to Full Value Awards is the sum of (i) 12,500,000 shares of Common Stock and (ii) that number of shares of Common Stock that are represented by Full Value Awards which previously have been granted and are outstanding under the Company's 2006 Equity and Cash Incentive Plan on the effective date of the Plan and which subsequently expire or otherwise lapse, are terminated or forfeited, are settled in cash, or exchanged with the Committee's permission, prior to the issuance of shares of Common Stock, for Awards not involving shares of Common Stock, without the issuance of the underlying shares of Common Stock (and counting for this purpose any shares of Common Stock not issued or delivered as a result of a net exercise of a Full Value Award, tendered or withheld to pay the purchase price or withholding taxes relating to a Full Value Award or repurchased on the open market with the proceeds of the purchase price of a Full Value Award). Notwithstanding the foregoing separate limits on the types of Awards that may be issued under the Plan, the Maximum Aggregate Number of shares of Common Stock that may be issued under the Plan may be issued under any type of Award subject to the special counting rules described below for Awards issued in excess of the separate limit for that type of Award set forth above. The Maximum Aggregate Number of shares of Common Stock that may be issued under the Plan and the maximum number of shares of Common Stock that may be issued pursuant to the different types of Awards in each instance shall be subject to adjustment as provided in Article XVI, provided, however, that (i) substitute Awards granted under Section 16.03 shall not reduce the shares of Common Stock otherwise available under the Plan (to the extent permitted by applicable stock exchange rules) and (ii) available shares of stock under a stockholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) also may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock otherwise available under the Plan (subject to applicable stock exchange requirements). No further Awards shall be granted under the Company's 2006 Equity and Cash Incentive Plan or the Company's Equity Plan for Non-Employee Directors on or after the effective date of the Plan.

6.03 Individual Limit

The maximum number of shares of Common Stock that may be covered by Options, SARs or other Stock-Based Awards in the nature of purchase rights granted to any one Participant during any consecutive rolling thirty-six (36)-month period shall be 4,500,000 shares of Common Stock. For purposes of the foregoing limit, an Option and its corresponding SAR shall be treated as a single Award. For Full Value Awards that are intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, no more than 3,000,000 shares of Common Stock may be subject to any such Full Value Awards granted to any one Participant during any consecutive rolling thirty-six (36)-month period (regardless of whether settlement of the Award is to occur prior to, at the time of, or after the time of vesting); provided, however, that (i) if the Full Value Award is denominated in shares of Common Stock but an equivalent amount of cash is delivered in lieu of delivery of shares of Common Stock, the foregoing limit shall be applied based on the methodology used by the Committee to convert the number of shares of Common Stock into cash and (ii) any adjustment in the number of shares of Common Stock or amount of the cash delivered to reflect actual or deemed investment experience shall be disregarded. For any Awards that are intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and are stated with reference to a specified dollar limit, the maximum amount that may be earned and become payable to any one Participant with respect to any twelve (12)-month performance period shall equal $5,000,000 (pro rated up or down for performance periods that are greater or lesser than twelve (12) months); provided, however, that (i) if the Award is denominated in cash but an equivalent amount of shares of Common Stock are delivered in lieu of delivery of cash, the foregoing limit shall be applied to the cash based on the methodology used by the Committee to convert the cash into shares of Common Stock and (ii) any adjustment in the number of shares of Common Stock or the amount of cash delivered to reflect actual or deemed investment experience shall be disregarded. If an Award that a Participant holds is cancelled or subject to a repricing within the meaning of the regulations under Code Section 162(m) (after shareholder approval as required herein), the cancelled Award shall continue to be counted against the maximum number of shares of Common Stock for which Awards may be granted to the Participant in any calendar year as required under Code Section 162(m). The maximum number of shares that may be granted in any consecutive rolling thirty-six (36)-month period to any Participant shall be subject to adjustment as provided in Article XVI.

6.04 Awards Settled in Cash; Reissue of Awards and Shares

Shares of Common Stock covered by an Award generally shall only be counted as used to the extent they are actually used. Except as set forth below, a share of Common Stock issued in connection with any Award under the Plan shall reduce the Maximum Aggregate Number of shares of Common Stock available for issuance under the Plan, and the maximum number of shares of Common Stock available for that type of Award under the Plan, by one; provided, however, that a share of Common Stock covered under a stock-settled SAR shall reduce the Maximum Aggregate Number of shares of Common Stock available for issuance under the Plan, and the maximum number of shares of Common Stock available for that type of Award under the Plan, by one even though the shares of Common Stock are not actually issued in connection with settlement of the stock-settled SAR. Notwithstanding the foregoing, however, a share of Common Stock issued in connection with any Full Value Award under the Plan that is in excess of the separate limit set forth above for Full Value Awards shall reduce the Maximum Aggregate Number of shares of Common Stock available for issuance under the Plan, and the maximum number of shares of Common Stock available for Options, SARs and Other Stock Based Awards in the nature of purchase rights under the Plan, by eight. A share of Common Stock issued in connection with any Option, SAR or Other Stock Based Award in the nature of purchase rights under the Plan that is in excess of the separate limit set forth above for Options, SARs and Other Stock Based Awards in the nature of purchase rights shall reduce the Maximum Aggregate Number of shares of Common Stock available for issuance under the Plan, and the maximum number of shares of Common Stock available for Full Value Awards, by one. Except as otherwise provided herein, (i) any shares of Common Stock related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without issuance of shares of Common Stock, which is settled in cash in lieu of Common Stock or which is exchanged, with the Committee's permission, prior to the issuance of shares of Common Stock, for Awards not involving shares of Common Stock, (ii) shares of Common Stock not issued or delivered as a result of the net settlement of an outstanding Full Value Award, (iii) shares of Common Stock tendered or withheld to pay the purchase price or withholding taxes relating to an outstanding Full Value Award, and (iv) shares of Common Stock repurchased on the open market with the proceeds of the purchase price of a Full Value Award, shall all again be available for issuance under the Plan. The following shares of Common Stock, however, may not again be made available for issuance as Awards under the Plan: (i) shares of Common Stock not issued or delivered as a result of the net settlement of an outstanding Option, SAR or Other Stock Based Award in the nature of purchase rights, (ii) shares of Common Stock tendered or withheld to pay the exercise price, purchase price or withholding taxes relating to an outstanding Option, SAR or Other Stock Based Award in the nature of purchase rights, or (iii) shares of Common Stock repurchased on the open market with the proceeds of the exercise or purchase price of an Option, SAR or Other Stock Based Award in the nature of purchase rights.

ARTICLE VII

OPTIONS

7.01 Grant

Subject to the eligibility provisions of Article V, the Committee will designate each individual or entity to whom an Option is to be granted and will specify the number of shares of Common Stock covered by such grant and whether the Option is an incentive stock option or a nonqualified stock option. Notwithstanding any other provision of the Plan or any Agreement, the Committee may only grant an incentive stock option to an individual who is an employee of the Company or an Affiliate. An Option may be granted with or without a Corresponding SAR.

7.02 Option Price

The price per share of Common Stock purchased on the exercise of an Option shall be determined by the Committee on the date of grant, but shall not be less than the Fair Market Value of a share of Common Stock on the date the Option is granted, subject to Sections 14.06 and 16.03 with respect to substitute Awards. However, if at the time of grant of an Option that is intended to be an incentive stock option, the Participant is a Ten Percent Shareholder, the price per share of Common Stock purchased on the exercise of such Option shall not be less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the date the Option is granted.

7.03 Maximum Term of Option

The maximum time period in which an Option may be exercised shall be determined by the Committee on the date of grant, except that no Option shall be exercisable after the expiration of ten (10) years from the date such Option was granted (or five (5) years from the date such Option was granted in the event of an incentive stock option granted to a Ten Percent Shareholder).

7.04 Exercise

Subject to the provisions of this Plan and the applicable Agreement, an Option may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine; provided, however, that incentive stock options (granted under the Plan and all plans of the Company and its Affiliates) may not be first exercisable in a calendar year for shares of Common Stock having a Fair Market Value (determined as of the date the Option is granted) exceeding the limit set forth under Code Section 422(d) (currently $100,000). If the limitation is exceeded, the Options that cause the limitation to be exceeded shall be treated as nonqualified stock options. An Option granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the Option could be exercised. A partial exercise of an Option shall not affect the right to exercise the Option from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the Option. The exercise of an Option shall result in the termination of the Corresponding SAR to the extent of the number of shares with respect to which the Option is exercised.

7.05 Payment

Subject to rules established by the Committee and unless otherwise provided in an Agreement, payment of all or part of the Option price shall be made in cash or cash equivalent acceptable to the Committee. If the Agreement so provides, the Committee, in its discretion and provided applicable law so permits, may allow a Participant to pay all or part of the Option price (a) by surrendering (actually or by attestation) shares of Common Stock to the Company that the Participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six (6) months; (b) by a cashless exercise through a broker; (c) by means of a "net exercise" procedure; (d) by such other medium of payment as the Committee, in its discretion, shall authorize; or (e) by any combination of the aforementioned methods of payment. If shares of Common Stock are used to pay all or part of the Option price, the sum of the cash and cash equivalent and the Fair Market Value (determined as of the day preceding the date of exercise) of the shares surrendered must not be less than the Option price of the shares for which the Option is being exercised.

7.06 Stockholder Rights

No Participant shall have any rights as a stockholder with respect to shares subject to his or her Option until the date of exercise of such Option and the issuance of the shares of Common Stock.

7.07 Disposition of Shares

A Participant shall notify the Company of any sale or other disposition of shares of Common Stock acquired pursuant to an Option that was designated an incentive stock option if such sale or disposition occurs (a) within two (2) years of the grant of an Option or (b) within one (1) year of the issuance of shares of Common Stock to the Participant (subject to any changes in such time periods as set forth in Code Section 422(a)). Such notice shall be in writing and directed to the Secretary of the Company.

7.08 No Liability of Company

The Company shall not be liable to any Participant or any other Person if the Internal Revenue Service or any court or other authority having jurisdiction over such matter determines for any reason that an Option intended to be an incentive stock option and granted hereunder does not qualify as an incentive stock option.

7.09 Effect of Termination Date on Options

(a) If a Participant incurs a Termination Date due to death or Disability, any unexercised Option granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the Option, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Option that remains unexercised after the expiration of such period, regardless of whether such portion of the Option is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(b) If a Participant incurs a Termination Date due to Retirement, any unexercised Option granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the Option, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Option that remains unexercised after the expiration of such period, regardless of whether such portion of the Option is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(c) If a Participant incurs a termination of service or employment by the Company and its Affiliates involuntarily and without Cause in contemplation of or within twelve (12) months after a Change in Control, any unexercised Option granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of six (6) months after the Termination Date or (ii) until the expiration of the stated term of the Option, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Option that remains unexercised after the expiration of such period, regardless of whether such portion of the Option is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(d) If a Participant incurs a Termination Date for any reason, other than death, Disability or Retirement, other than as the result of termination of service or employment by the Company and its Affiliates involuntarily and without Cause in contemplation of or within twelve (12) months after a Change in Control and other than as the result of termination of service or employment by the Company and its Affiliates involuntarily and with Cause, any unexercised Option granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of thirty (30) days after the Termination Date (three (3) months after the Termination Date for an Option granted to a member of the Board or the Board of Directors of an Affiliate), provided that such period shall be three (3) months after the Termination Date if the Participant incurs a termination of service or employment by the Company and its Affiliates involuntarily and without Cause, or (ii) until the expiration of the stated term of the Option, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Option that remains unexercised after the expiration of such period, regardless of whether such portion of the Option is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

ARTICLE VIII

SARS

8.01 Grant

Subject to the eligibility provisions of Article V, the Committee will designate each individual or entity to whom SARs are to be granted and will specify the number of shares of Common Stock covered by such grant. In addition, no Participant may be granted Corresponding SARs (under this Plan and all other incentive stock option plans of the Company and its Affiliates) that are related to incentive stock options which are first exercisable in any calendar year for shares of Common Stock having an aggregate Fair Market Value (determined as of the date the related Option is granted) that exceeds $100,000.

8.02 Maximum Term of SAR

The maximum term of a SAR shall be determined by the Committee on the date of grant, except that no SAR shall have a term of more than ten (10) years from the date such SAR was granted (or five (5) years for a Corresponding SAR that is related to an incentive stock option and that is granted to a Ten Percent Shareholder). No Corresponding SAR shall be exercisable or continue in existence after the expiration of the Option to which the Corresponding SAR relates.

8.03 Exercise

Subject to the provisions of this Plan and the applicable Agreement, a SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine; provided, however, that a SAR may be exercised only when the Fair Market Value of the Common Stock that is subject to the exercise exceeds the Initial Value of the SAR and a Corresponding SAR may be exercised only to the extent that the related Option is exercisable. A SAR granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the SAR could be exercised. A partial exercise of a SAR shall not affect the right to exercise the SAR from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the SAR. The exercise of a Corresponding SAR shall result in the termination of the related Option to the extent of the number of shares with respect to which the SAR is exercised.

8.04 Settlement

The amount payable to the Participant by the Company as a result of the exercise of a SAR shall be settled in cash, by the issuance of shares of Common Stock or by a combination thereof, as the Committee, in its sole discretion, determines and sets forth in the applicable Agreement. No fractional share will be deliverable upon the exercise of a SAR but a cash payment will be made in lieu thereof.

8.05 Stockholder Rights

No Participant shall, as a result of receiving a SAR, have any rights as a stockholder of the Company or any Affiliate until the date that the SAR is exercised and then only to the extent that the SAR is settled by the issuance of Common Stock.

8.06 Effect of Termination Date on SARs

(a) If a Participant incurs a Termination Date due to death or Disability, any unexercised SAR granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the SAR, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the SAR that remains unexercised after the expiration of such period, regardless of whether such portion of the SAR is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(b) If a Participant incurs a Termination Date due to Retirement, any unexercised SAR granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the SAR, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the SAR that remains unexercised after the expiration of such period, regardless of whether such portion of the SAR is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(c) If a Participant incurs a termination of service or employment by the Company and its Affiliates involuntarily and without Cause in contemplation of or within twelve (12) months after a Change in Control, any unexercised SAR granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of six (6) months after the Termination Date or (ii) until the expiration of the stated term of the SAR, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the SAR that remains unexercised after the expiration of such period, regardless of whether such portion of the SAR is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(d) If a Participant incurs a Termination Date for any reason, other than death, Disability or Retirement, other than as the result of the termination of service or employment by the Company and its Affiliates involuntarily and without Cause in contemplation of or within twelve (12) months after a Change in Control and other than as the result of termination of service or employment by the Company and its

Affiliates involuntarily and with Cause, any unexercised SAR granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of thirty (30) days after the Termination Date (three (3) months after the Termination Date for any unexercised SAR granted to a member of the Board or the Board of Directors of an Affiliate), provided that such period shall be three (3) months after the Termination Date if the Participant incurs a termination of service or employment by the Company and its Affiliates involuntarily and without Cause, or (ii) until the expiration of the stated term of the SAR, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the SAR that remains unexercised after the expiration of such period, regardless of whether such portion of the SAR is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

ARTICLE IX

RESTRICTED STOCK AWARDS

9.01 Award

Subject to the eligibility provisions of Article V, the Committee will designate each individual or entity to whom a Restricted Stock Award is to be granted, and will specify the number of shares of Common Stock covered by such grant and the price, if any, to be paid for each share of Common Stock covered by the grant.

9.02 Payment

Unless the Agreement provides otherwise, if the Participant must pay for a Restricted Stock Award, payment of the Award shall be made in cash or cash equivalent acceptable to the Committee. If the Agreement so provides, the Committee, in its discretion and provided applicable law so permits, may allow a Participant to pay all or part of the purchase price (i) by surrendering (actually or by attestation) shares of Common Stock to the Company the Participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six months, (ii) by means of a "net exercise procedure" by the surrender of shares of Common Stock to which the Participant is otherwise entitled under the Restricted Stock Award, (iii) by such other medium of payment as the Committee in its discretion shall authorize or (iv) by any combination of the foregoing methods of payment. If Common Stock is used to pay all or part of the purchase price, the sum of cash and cash equivalent and other payments and the Fair Market Value (determined as of the day preceding the date of purchase) of the Common Stock surrendered must not be less than the purchase price of the Restricted Stock Award. A Participant's rights in a Restricted Stock Award may be subject to repurchase upon specified events as determined by the Committee and set forth in the Agreement.

9.03 Vesting

The Committee, on the date of grant may, but need not, prescribe that a Participant's rights in the Restricted Stock Award shall be forfeitable and nontransferable for a period of time or subject to such conditions as may be set forth in the Agreement. Notwithstanding any provision herein to the contrary, the Committee, in its sole discretion, may grant Restricted Stock Awards that are nonforfeitable and transferable immediately upon grant. By way of example and not of limitation, the Committee may prescribe that a Participant's rights in a Restricted Stock Award shall be forfeitable and nontransferable subject to (a) the attainment of objectively determinable performance conditions based on the criteria described in Article XV, (b) the Participant's completion of a specified period of employment or service with the Company or an Affiliate, (c) the Participant's death, Disability or Retirement or (d) satisfaction of a combination of any of the foregoing factors. Notwithstanding the preceding sentences, if and to the extent deemed necessary by the Committee, Restricted Stock Awards granted to Named Executive Officers shall be forfeitable and nontransferable subject to attainment of objectively determinable performance conditions based on the criteria described in Article XV and shall be subject to the other requirements set forth in Article XV so as to enable such Restricted Stock Award to qualify as "qualified performance-based compensation" under the regulations promulgated under Code Section 162(m). A Restricted Stock Award can only become nonforfeitable and transferable during the Participant's lifetime in the hands of the Participant.

9.04 Maximum Restriction Period

To the extent the Participant's rights in a Restricted Stock Award are forfeitable and nontransferable for a period of time, the Committee on the date of grant shall determine the maximum period over which the rights may become nonforfeitable and transferable, except that such period shall not exceed ten (10) years from the date of grant.

9.05 Stockholder Rights

Prior to their forfeiture (in accordance with the applicable Agreement and while the shares of Common Stock granted pursuant to the Restricted Stock Award may be forfeited and are nontransferable), a Participant will have all rights of a stockholder with respect to a Restricted Stock Award, including the right to receive dividends and vote the shares; provided, however, that during such period (a) a Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of shares granted pursuant to a Restricted Stock Award, (b) the Company shall retain custody of any certificates evidencing shares granted pursuant to a Restricted Stock Award and (c) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to each Restricted Stock Award. In lieu of retaining custody of the certificates evidencing shares granted pursuant to a Restricted Stock Award, the shares of Common Stock granted pursuant to the Restricted Stock Award may, in the Committee's discretion, be held in escrow by the Company or recorded as outstanding by notation on the stock records of the Company until the Participant's interest in such shares of Common Stock vest. Notwithstanding the preceding sentences, but subject to Section 14.07 below, if and to the extent deemed necessary by the Committee, dividends payable with respect to Restricted Stock Awards may accumulate (without interest) and become payable in cash or in shares of Common Stock to the Participant at the time, and only to the extent that, the portion of the Restricted Stock Award to which the dividends relate has become transferable and nonforfeitable. The limitations set forth in the preceding sentences shall not apply after the shares granted under the Restricted Stock Award are transferable and are no longer forfeitable.

ARTICLE X

RESTRICTED STOCK UNITS

10.01 Grant

Subject to the eligibility provisions of Article V, the Committee will designate each individual or entity to whom a grant of Restricted Stock Units is to be made and will specify the number of shares covered by such grant.

10.02 Earning the Award

The Committee, on the date of grant of the Restricted Stock Units, shall prescribe that the Restricted Stock Units will be earned and become payable subject to such conditions as are set forth in the Agreement. By way of example and not of limitation, the Committee may prescribe that the Restricted Stock Units will be earned and become payable upon (a) the satisfaction of objectively determinable performance conditions based on the criteria described in Article XV, (b) the Participant's completion of a specified period of employment or service with the Company or an Affiliate, (c) the Participant's death, Disability or Retirement or (d) satisfaction of a combination of any of the foregoing factors. If and to the extent deemed necessary by the Committee, Restricted Stock Units granted to Named Executive Officers shall become payable upon the satisfaction of objectively determinable performance conditions based on the criteria described in Article XV and shall be subject to the other requirements set forth in Article XV so as to enable such Restricted Stock Units to qualify as "qualified performance-based compensation" under the regulations promulgated under Code Section 162(m).

10.03 Maximum Restricted Stock Unit Award Period

The Committee, on the date of grant, shall determine the maximum period over which Restricted Stock Units may be earned, except that such period shall not exceed ten (10) years from the date of grant.

10.04 Payment

The amount payable to the Participant by the Company when an Award of Restricted Stock Units is earned shall be settled by the issuance of one share of Common Stock (or, as otherwise determined by the Committee and set forth in the applicable Agreement, the equivalent Fair Market Value of one share of Common Stock in cash) for each Restricted Stock Unit that is earned. A fractional share of Common Stock shall not be deliverable when an Award of Restricted Stock Units is earned, but a cash payment will be made in lieu thereof.

10.05 Stockholder Rights

No Participant shall, as a result of receiving a grant of Restricted Stock Units, have any rights as a stockholder until and then only to the extent that the Restricted Stock Units are earned and settled in shares of Common Stock. However, notwithstanding the foregoing, the Committee, in its sole discretion, may set forth in the Agreement that, for so long as the Participant holds any Restricted Stock Units, if the Company pays any cash dividends on its Common Stock, then (a) the Company may pay the Participant in cash for each outstanding Restricted Stock Unit covered by the Agreement as of the record date of such dividend, less any required withholdings, the per share amount of such dividend or (b) the number of outstanding Restricted Stock Units covered by the Agreement may be increased by the number of Restricted Stock Units, rounded down to the nearest whole number, equal to (i) the product of the number of the Participant's outstanding Restricted Stock Units as of the record date for such dividend multiplied by the per share amount of the dividend divided by (ii) the Fair Market Value of a share of Common Stock on the payment date of such dividend. In the event additional Restricted Stock Units are Awarded, such Restricted Stock Units shall be subject to the same terms and conditions set forth in the Plan and the Agreement as the outstanding Restricted Stock Units with respect to which they were granted. Notwithstanding the preceding sentences, but subject to Section 14.07 below, if and to the extent deemed necessary to the Committee, dividends payable with respect to Restricted Stock Units may accumulate (without interest) and become payable to the Participant at the time, and only to the extent that, the portion of the Restricted Stock Units to which the dividends relate has become earned and payable. The limitations set forth in the preceding sentences shall not apply after the Restricted Stock Units become earned and payable and shares are issued thereunder.

ARTICLE XI

INCENTIVE AWARDS

11.01 Grant

Subject to the eligibility provisions of Article V, the Committee will designate each individual or entity to whom Incentive Awards are to be granted. All Incentive Awards shall be determined exclusively by the Committee under the procedures established by the Committee.

11.02 Earning the Award

Subject to the Plan, the Committee, on the date of grant of an Incentive Award, shall specify in the applicable Agreement the terms and conditions which govern the grant, including, without limitation, whether the Participant to be entitled to payment must be employed or providing services to the Company or an Affiliate at the time the Incentive Award is to be paid. By way of example and not of limitation, the Committee may prescribe that the Incentive Award shall be earned and payable upon (a) the satisfaction of objectively determinable performance conditions based on the criteria described in Article XV, (b) the Participant's completion of a specified period of employment or service with the Company or an Affiliate, (c) the Participant's death, Disability or Retirement or (d) satisfaction of a combination of any of the foregoing factors. If and to the extent deemed necessary by the Committee, Incentive Awards granted to Named Executive Officers shall be earned and become payable upon the satisfaction of objectively determinable performance conditions based on the criteria described in Article XV and shall be subject to the other requirements set forth in Article XV so as to enable the Incentive Awards to qualify as "qualified performance-based compensation" under the regulations promulgated under Code Section 162(m).

11.03 Maximum Incentive Award Period

The Committee, at the time an Incentive Award is made, shall determine the maximum period over which the Incentive Award may be earned, except that such period shall not exceed ten (10) years from the date of grant.

11.04 Payment

The amount payable to the Participant by the Company when an Incentive Award is earned may be settled in cash, by the issuance of shares of Common Stock or by a combination thereof, as the Committee, in its sole discretion, determines and sets forth in the applicable Agreement. A fractional share of Common Stock shall not be deliverable when an Incentive Award is earned, but a cash payment will be made in lieu thereof.

11.05 Stockholder Rights

No Participant shall, as a result of receiving an Incentive Award, have any rights as a stockholder of the Company or any Affiliate on account of such Incentive Award, unless and then only to the extent that the Incentive Award is earned and settled in shares of Common Stock.

ARTICLE XII

OTHER STOCK-BASED AWARDS

12.01 Other Stock-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to a Participant such other Awards that may be denominated or payable in, valued in whole or in part by reference to or otherwise based on shares of Common Stock, including, without limitation, convertible or exchangeable securities, and other rights convertible or exchangeable into shares of Common Stock or the cash value of shares of Common Stock. The Committee shall determine the terms and conditions of any such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of purchase rights ("Purchase Right Award") shall be purchased for such consideration not less than the Fair Market Value of the shares of Common Stock as of the date the Other Stock-Based Award is granted (subject to Sections 14.06 and 16.03 with respect to substitute Awards), and may be paid for at such times, by such methods, and in such forms, including, without limitation, cash, shares of Common Stock, other Awards, notes or other property, as the Committee shall determine. The maximum time period in which an Other Stock-Based Award in the nature of purchase rights may be exercised shall be determined by the

Committee on the date of grant, except that no Other Stock-Based Award in the nature of purchase rights shall be exercisable after the expiration of ten (10) years from the date such Other Stock-Based Award was granted. Cash Awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Plan.

12.02 Bonus Stock and Awards in Lieu of Other Obligations

The Committee also is authorized (i) to grant to a Participant shares of Common Stock as a bonus, (ii) to grant shares of Common Stock or other Awards in lieu of other obligations of the Company or any Affiliate to pay cash or to deliver other property under this Plan or under any other plans or compensatory arrangements of the Company or any Affiliate, (iii) to use available shares of Common Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or an Affiliate, and (iv) subject to Section 19.13 below, to grant as alternatives to or replacements of Awards granted or outstanding under the Plan or any other plan or arrangement of the Company or any Affiliate, subject to such terms as shall be determined by the Committee and the overall limitation on the number of shares of Common Stock that may be issued under the Plan. Notwithstanding any other provision hereof, shares of Common Stock or other securities delivered to a Participant pursuant to a purchase right granted under this Plan shall be purchased for consideration, the Fair Market Value of which shall not be less than the Fair Market Value of such shares of Common Stock or other securities as of the date such purchase right is granted.

12.03 Effect of Termination Date on Other Stock-Based Awards

(a) If a Participant incurs a Termination Date due to death or Disability, any unexercised Other Stock-Based Award in the nature of purchase rights may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the Other Stock-Based Award in the nature of purchase rights, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Other Stock-Based Award in the nature of purchase rights that remains unexercised after the expiration of such period, regardless of whether such portion of the Other Stock-Based Award in the nature of purchase rights is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(b) If a Participant incurs a Termination Date due to Retirement, any unexercised Other Stock-Based Award in the nature of purchase rights may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the Other Stock-Based Award in the nature of purchase rights, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Other Stock-Based Award in the nature of purchase rights that remains unexercised after the expiration of such period, regardless of whether such portion of the Other Stock-Based Award in the nature of purchase rights is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(c) If a Participant incurs a termination of service or employment by the Company and its Affiliates involuntarily and without Cause in contemplation of or within twelve (12) months after a Change in Control, any unexercised Other Stock-Based Award in the nature of purchase rights may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of six (6) months after the Termination Date or (ii) until the expiration of the stated term of the Other Stock-Based Award in the nature of purchase rights, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Other Stock-Based Award in the nature of purchase rights that remains unexercised after the expiration of such period, regardless of whether such portion of the Other Stock-Based Award in the nature of purchase rights is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(d) If a Participant incurs a Termination Date for any reason, other than death, Disability or Retirement, other than as the result of termination of service or employment by the Company and its Affiliates involuntarily and without Cause in contemplation of or within twelve (12) months after a Change in Control and other than as the result of termination of service or employment by the Company and its Affiliates involuntarily and with Cause, any unexercised Other Stock-Based Award in the nature of purchase rights may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of thirty (30) days after the Termination Date (three (3) months after the Termination Date for any unexercised Other Stock-Based Award in the nature of purchase rights granted to a member of the Board or the Board of Directors of an Affiliate), provided that such period shall be three (3) months after the Termination Date if the Participant incurs a termination of service or employment by the Company and its Affiliates involuntarily and without Cause, or (ii) until the expiration of the stated term of the Other Stock-Based Award in the nature of purchase rights, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Other Stock-Based Award in the nature of purchase rights that remains unexercised after the expiration of such period, regardless of whether such portion of the Other Stock-Based Award in the nature of purchase rights is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

ARTICLE XIII

DIVIDEND EQUIVALENTS

The Committee is authorized to grant Dividend Equivalents to a Participant which may be awarded on a free-standing basis or in connection with another Award. Subject to Section 14.07 below, the Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares of Common Stock, other Awards or other investment vehicles, subject to restrictions on transferability, risk of forfeiture and such other terms as the Committee may specify and set forth in the applicable Agreement. Notwithstanding the foregoing, no Dividend Equivalents may be awarded in connection with an Option, SAR or Other Stock-Based Award in the nature of purchase rights.

ARTICLE XIV

TERMS APPLICABLE TO ALL AWARDS

14.01 Written Agreement

Each Award shall be evidenced by a written or electronic Agreement (including any amendment or supplement thereto) between the Company and the Participant specifying the terms and conditions of the Award granted to such Participant. Each Agreement should specify whether the Award is intended to be a Non-409A Award or a 409A Award.

14.02 Nontransferability

Except as provided in Section 14.03 below, each Award granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution or pursuant to the terms of a valid qualified domestic relations order. In the event of any transfer of an Option or Corresponding SAR (by the Participant or his transferee), the Option and Corresponding SAR that relates to such Option must be transferred to the same Person or Persons or entity or entities. Except as provided in Section 14.03 below, during the lifetime of the Participant to whom the Option or SAR is granted, the Option or SAR may be exercised only by the Participant. No right or interest of a Participant in any Award shall be liable for, or subject to, any lien, obligation, or liability of such Participant or his transferee.

14.03 Transferable Awards

Section 14.02 to the contrary notwithstanding, if the Agreement so provides, an Award that is not an incentive stock option or a Corresponding SAR that relates to an incentive stock option may be transferred by a Participant to any of such class of transferees who can be included in the class of transferees who may rely on a Form S-8 Registration Statement under the Securities Act of 1933 to sell shares issuable upon exercise or payment of such Awards granted under the Plan. Any such transfer will be permitted only if (a) the Participant does not receive any consideration for the transfer, (b) the Committee expressly approves the transfer and (c) the transfer is on such terms and conditions as are appropriate for the class of transferees who may rely on the Form S-8 Registration Statement. The holder of the Award transferred pursuant to this Section shall be bound by the same terms and conditions that governed the Award during the period that it was held by the Participant; provided, however, that such transferee may not transfer the Award except by will or the laws of descent and distribution. In the event of any transfer of an Option that is not an incentive stock option or a Corresponding SAR that relates to an incentive stock option (by the Participant or his transferee), the Option and Corresponding SAR that relates to such Option must be transferred to the same Person or Persons or entity or entities. Unless transferred as provided in Section 9.05, a Restricted Stock Award may not be transferred prior to becoming non-forfeitable and transferable.

14.04 Participant Status

If the terms of any Award provide that it may be exercised or paid only during employment or continued service or within a specified period of time after termination of employment or continued service, the Committee may decide to what extent leaves of absence for governmental or military service, illness, temporary disability or other reasons shall not be deemed interruptions of continuous employment or service. For purposes of the Plan, employment and continued service shall be deemed to exist between the Participant and the Company and/or an Affiliate if, at the time of the determination, the Participant is a director, officer, employee, consultant or advisor of the Company or an Affiliate. A Participant on military leave, sick leave or other bona fide leave of absence shall continue to be considered an employee for purposes of the Plan during such leave if the period of leave does not exceed three (3) months, or, if longer, so long as the individual's right to re-employment with the Company or any of its Affiliates is guaranteed either by statute or by contract. If the period of leave exceeds three (3) months, and the individual's right to re-employment is not guaranteed by statute or by contract, the employment shall be deemed to be terminated on the first day after the end of such three (3) month period. Except as may otherwise be expressly provided in an Agreement, Awards granted to a director, officer, employee, consultant or advisor shall not be affected by any change in the status of the Participant so long as the Participant continues to be a director, officer, employee, consultant or advisor to the Company or any of its Affiliates (regardless of having changed from one to the other or having been transferred from one entity to another). The Participant's employment or continued service shall not be considered interrupted in the event the Committee, in its discretion, and as specified at or prior to such occurrence, determines there is no interruption in the case of a spin-off, sale or disposition of the Participant's employer from the Company or an Affiliate, except that if the Committee does not otherwise specify such at or such prior to such occurrence, the Participant will be deemed to have a termination of employment or continuous service to the extent the Affiliate that employs the Participant is no longer the Company or an entity that qualifies as an Affiliate. The foregoing provisions apply to a 409A Award only to the extent Section 409A of the Code does not otherwise treat the Participant as continuing in service or employment or as having a separation from service at an earlier time.

14.05 Change in Control

Notwithstanding any provision of any Agreement, in the event of a Change in Control, the Committee in its discretion may (i) declare that some or all outstanding Options, SARs and Other Stock-Based Awards in the nature of purchase rights previously granted under the Plan, whether or not then exercisable, shall terminate on the Control Change Date without any payment to the holder of the Options, SARs and Other Stock-Based Awards in the nature of purchase rights, provided the Committee gives prior written notice to the holders of such termination and gives such holders the right to exercise their outstanding Options, SARs and Other Stock-Based Awards in the nature of purchase rights for at least seven (7) days before such date to the extent then exercisable (or to the extent such Options, SARs or Other Stock-Based Awards in the nature of purchase rights would have become exercisable as of the Control Change Date), (ii) terminate on the Control Change Date outstanding Restricted Stock Awards, Restricted Stock Units, Incentive Awards, Other Stock-Based Awards not in the nature of purchase rights and Dividend Equivalents previously granted under the Plan that are not then nonforfeitable and transferable or earned and payable (and that will not become nonforfeitable and transferable or earned and payable as of the Control Change Date) without any payment to the holder of the Restricted Stock Award, Restricted Stock Units, Incentive Awards, Other Stock-Based Awards not in the nature of purchase rights and Dividend Equivalents, other than the return, if any, of the purchase price of any such Awards, (iii) terminate on the Control Change Date some or all outstanding Options, SARs and Other Stock-Based Awards in the nature of purchase rights previously granted under the Plan, whether or not then exercisable, in consideration of payment to the holder of the Options, SARs and Other Stock-Based Awards in the nature of purchase rights, with respect to each share of Common Stock for which the Options, SARs and Other Stock-Based Awards in the nature of purchase rights are then exercisable (or that will become exercisable as of the Control Change Date), of the excess, if any, of the Fair Market Value on such date of the Common Stock subject to such portion of the Options, SARs and Other Stock-Based Awards in the nature of purchase rights over the purchase price or Initial Value, as applicable (provided that any portion of such Options, SARs and Other Stock-Based Awards in the nature of purchase rights that are not then exercisable and will not become exercisable on the Control Change Date, and Options, SARs and Other Stock-Based Awards in the nature of purchase rights with respect to which the Fair Market Value of the Common Stock subject to the Options, SARs and Other Stock-Based Awards in the nature of purchase rights does not exceed the purchase price or Initial Value, as applicable, shall be cancelled without any payment therefor), (iv) terminate on the Control Change Date outstanding Restricted Stock Awards, Restricted Stock Units, Incentive Awards, Other Stock-Based Awards not in the nature of purchase rights and Divided Equivalents previously granted under the Plan that will become nonforfeitable and transferable or earned and payable as of the Control Change Date (or that previously became nonforfeitable and transferable or earned and payable but have not yet been settled as of the Control Change Date) in exchange for a payment equal to the excess of the Fair Market Value of the shares of Common Stock subject to such Awards, or the amount of cash payable under the Awards, over any unpaid purchase price, if any, for such Awards (provided that any portion of such Awards that are not then nonforfeitable and transferable or earned and payable as of the Control Change Date (and that will not become nonforfeitable and transferable or earned and payable as of the Control Change Date) shall be cancelled without any payment therefor), or (v) take such other actions as the Committee determines to be reasonable under the circumstances to permit the Participant to realize the value of the outstanding Awards (which Fair Market Value for purposes of Awards that are not then exercisable, nonforfeitable and transferable or earned and payable as of the Control Change Date (and that will not become exercisable, nonforfeitable and transferable or earned and payable as of the Control Change Date) or with respect to which the Fair Market Value of the Common Stock subject to the Awards does not exceed the purchase price or Initial Value, as applicable, shall be deemed to be zero). The payments described above may be made in any manner the Committee determines, including in cash, stock or other property. The Committee may take the actions described above with respect to Awards that are not then exercisable, nonforfeitable and transferable or earned and payable or with respect to which the Fair Market Value of the Common Stock subject to the Awards does not exceed the purchase price or Initial Value, as applicable, whether or not the Participant will receive any payments therefor. The Committee in its discretion may take any of the actions described in this Section 14.05 contingent on consummation of the Change in Control and with respect to some or all outstanding Awards, whether or not then exercisable, nonforfeitable and transferable or earned and payable or on an Award-by-Award basis, which actions need not be uniform with respect to all outstanding Awards or Participants. However, outstanding Awards shall not be terminated to the extent that written provision is made for their continuance, assumption or substitution by the Company or a successor employer or its parent or subsidiary in connection with the Change in Control except as otherwise provided in the applicable Agreement. The Committee may provide in an applicable Agreement that a Participant's outstanding Awards shall become fully exercisable, nonforfeitable and transferable or earned and payable (i) on a Control Change Date or immediately before the date the Awards will be terminated in connection with the Change in Control, as described above, for Awards that are not continued, assumed or substituted by the Company or a successor employer or its parent or subsidiary in connection with the Change in Control or (ii) upon the Participant's death, Disability, Retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason) within a specified period of time after the Change in Control, for Awards that are continued, assumed or substituted by the Company or a successor employer or its parent or subsidiary in connection with the Change in Control.

14.06 Stand-Alone, Additional, Tandem and Substitute Awards

Subject to Section 19.13 below, Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution or exchange for, any other Award or any Award granted under another plan of the Company or any Affiliate or any entity acquired by the Company or any Affiliate or any other right of a Participant to receive payment from the Company or any Affiliate; provided, however, that a 409A Award may not be granted in tandem with a Non-409A Award. Awards granted in addition to or in tandem with another Award or Awards may be granted either at the same time as or at a different time from the grant of such other Award or Awards. Subject to applicable law and the restrictions on 409A Awards and repricings in Section 19.13 below, the Committee may determine that, in granting a new Award, the in-the-money value or Fair Market Value of any surrendered Award or Awards or the value of any other right to payment surrendered by the Participant may be applied, or otherwise taken into account with respect, to any other new Award or Awards.

14.07 Form and Timing of Payment; Deferrals

Subject to the terms of the Plan and any applicable Agreement, payments to be made by the Company or an Affiliate upon the exercise of an Option or settlement of any other Award may be made in such form as the Committee may determine and set forth in the applicable Agreement, including, without limitation, cash, shares of Common Stock, other Awards or other property and may be made in a single payment or transfer, in installments or on a deferred basis. The settlement of an Award may be accelerated, and cash paid in lieu of shares of Common Stock in connection with such settlement, in the discretion of the Committee or upon the occurrence of one or more specified events set forth in the applicable Agreement (and to the extent permitted by the Plan and Section 409A of the Code). Subject to the Plan, installment or deferred payments may be required by the Committee or permitted at the election of the Participant on the terms and conditions established by the Committee. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installments or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in shares of Common Stock. In the case of any 409A Award that is vested and no longer subject to a substantial risk of forfeiture (within the meaning of Sections 83 and 409A of the Code), such Award may be distributed to the Participant, upon application of the Participant to the Committee, if the Participant has an unforeseeable emergency within the meaning of Section 409A of the Code. Notwithstanding any other provision of the Plan, however, no dividends payable with respect to an Award or Dividend Equivalents may be paid in connection with any Awards or Dividend Equivalents that are to become nonforfeitable and transferable or earned and payable based upon performance conditions unless and until the performance conditions are satisfied, and any such dividends and Dividend Equivalents will accumulate (without interest) and become payable to the Participant at the time, and only to the extent that, the applicable Awards or Dividend Equivalents have become non-forfeitable and transferable or earned and payable upon satisfaction of the relevant performance conditions.

14.08 Time and Method of Exercise

The Committee shall determine and set forth in the Agreement the time or times at which Awards granted under the Plan may be exercised or settled in whole or in part and shall set forth in the Agreement the rules regarding the exercise, settlement and/or termination of Awards upon the Participant's death, Disability, termination of employment or ceasing to be a director. Notwithstanding any other provision of the Plan, however, if an Award is to become exercisable, nonforfeitable and transferable or earned and payable on the completion of a specified period of employment or service with the Company or any Affiliate, without the achievement of any performance conditions being required, and the Award is not being granted in lieu of any other cash compensation the Participant is to receive that would be payable over a shorter period of time, then the required period of employment or service for the Award to become exercisable, non-forfeitable and transferable or earned and payable shall be not less than three (3) years or ratably (whether monthly, quarterly, annually or otherwise) over not less than three (3) years (subject to acceleration of vesting, to the extent permitted by the Plan and the Committee, in the event of a Change in Control or the Participant's death, Disability, Retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason)); provided, however, that the foregoing limitation will not apply to any Award that is granted as an inducement to a person being hired or rehired by the Company or any Affiliate or to a non-employee member of the Board or the Board of Directors of an Affiliate or any other non-employee service provider to the Company or an Affiliate; and provided, further, that the Committee in its discretion may modify or accelerate the vesting schedule of an Award (subject to the other provisions of the Plan) only so long as the revised vesting schedule will not be any more rapid than the minimum vesting schedule described above (subject to permitted accelerations). Notwithstanding any provision of the Plan providing for the maximum term of an Award, in the event any Award would expire prior to exercise, vesting or settlement because trading in shares of Common Stock is prohibited by law or by any insider trading policy of the Company, the Committee may extend the term of the Award (or provide for such in the applicable Agreement) until thirty (30) days after the expiration of any such prohibitions to permit the Participant to realize the value of the Award, provided such extension (i) is permitted by law, (ii) does not violate Section 409A with respect to any Awards, (iii) permits Awards that are intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code to continue to so qualify and (iv) does not otherwise adversely impact the tax consequences of the Award (such as incentive stock options and related Awards).

ARTICLE XV

QUALIFIED PERFORMANCE-BASED COMPENSATION

15.01 Performance Conditions

In accordance with the Plan, the Committee may prescribe that Awards will become exercisable, nonforfeitable and transferable, and earned and payable, based on objectively determinable performance conditions. Objectively determinable performance conditions are performance conditions (i) that are established in writing (a) at the time of grant or (b) no later than the earlier of (x) 90 days after the beginning of the period of service to which they relate and (y) before the lapse of 25% of the period of service to which they relate; (ii) that are uncertain of achievement at the time they are established and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. The performance conditions may be stated with respect to (a) gross, operating or net earnings before or after taxes; (b) return on equity; (c) return on capital; (d) return on sales; (e) return on investments; (f) return on assets or net assets; (g) earnings per share (basic or fully diluted and/or before or after taxes); (h) cash flow (per share or otherwise); (i) book value (per share or otherwise); (j) sales; (k) "new billed revenue;" (l) "net new billed revenue;" (m) "customer acquisition costs;" (n) customers or subscribers; (o) cash flow; (p) Fair Market Value of the Company or any Affiliate or shares of Common Stock; (q) share price or total shareholder return; (r) market share or market penetration; (s) level of expenses or other costs; (t) "net contributions"; (u) "adjusted after-tax GAAP profit," (v) gross, operating or net revenue; (w) EBIT; (x) service revenue; (y) profitability or gross, operating or net margins; (z) net income; (aa) EBITDA; (bb) Adjusted EBIDTA; (cc) Free Cash Flow; (dd) Churn or Churn Rate; (ee) product launches; (ff) market launches; (gg) serviceable units; (hh) net worth; (ii) productivity ratios; (jj) objective measures of customer satisfaction; (kk) working capital; (ll) competitive market metrics; (mm) peer group comparisons of any of the aforementioned business criteria, (nn) completion of acquisitions of businesses or companies or divestitures or asset sales and/or cost savings in connection with same or (oo) any other business criteria the Committee may approve. Products include (a) premium narrowband; (b) value narrowband; (c) retail broadband; (d) wholesale broadband; (e) web hosting; (f) advertising, content and commerce; (g) value-added services; (h) SME services, including software-based and connectivity-based services; and (i) any future products of the Company or an Affiliate upon which the Committee determines it is appropriate to base performance conditions. The business criteria above, other than those in (nn) above, may be related to a specific customer or group of customers or products or geographic region. The form of the performance conditions, other than those in (nn) above, may be measured on a Company, Affiliate, product, division, business unit, service line, segment or geographic basis, individually, alternatively or in any combination, subset or component thereof. Performance goals may include one or more of the foregoing business criteria, either individually, alternatively or any combination, subset or component. Performance goals, other than those in (nn) above, may reflect absolute performance or a relative comparison of the performance to the performance of a peer group or other external measure of the selected business criteria. Profits, earnings and revenues used for any performance condition measurement may exclude any extraordinary or non-recurring items. The performance conditions, other than those in (nn) above, may, but need not, be based upon an increase or positive result under the aforementioned business criteria and could include, for example and not by way of limitation, maintaining the status quo or limiting the economic losses (measured, in each case, by reference to the specific business criteria). The performance conditions may not include solely the mere continued employment of the Participant. However, the Award may become exercisable, nonforfeitable and transferable or earned and payable contingent on the Participant's continued employment or service, and/or employment or service at the time the Award becomes exercisable, nonforfeitable and transferable or earned and payable, in addition to the performance conditions described above. The Committee shall have the sole discretion to select one or more periods of time over which the attainment of one or more of the foregoing performance conditions will be measured for the purpose of determining a Participant's right to, and the settlement of, an Award that will become exercisable, nonforfeitable and transferable or earned and payable based on performance conditions.

15.02 Establishing the Amount of the Award

The amount of the Award that will become exercisable, nonforfeitable and transferable or earned and payable if the performance conditions are obtained (or an objective formula for, or method of, computing such amount) also must be established at the time set forth in Section 15.01 above. Notwithstanding the preceding sentence, the Committee may, in its sole discretion, reduce the amount of the Award that will become exercisable, nonforfeitable and transferable or earned and payable, as applicable, if the Committee determines that such reduction is appropriate under the facts and circumstances. In no event shall the Committee have the discretion to increase the amount of the Award that will become exercisable, nonforfeitable and transferable or earned and payable.

15.03 Earning the Award

If the Committee, on the date of grant, prescribes that an Award shall become exercisable, nonforfeitable and transferable or earned and payable only upon the attainment of any of the above enumerated performance conditions, the Award shall become exercisable, nonforfeitable and transferable or earned and payable only to the extent that the Committee certifies in writing that such conditions have been achieved. An Award will not satisfy the requirements of this Article XV to constitute "qualified performance-based compensation" if the facts and circumstances indicate the Award will become exercisable, nonforfeitable and transferable or earned and payable regardless of whether the performance conditions are attained. However, an Award does not fail to meet the requirements of this Article XV merely because the Award would become exercisable, nonforfeitable and transferable or earned and payable upon the Participant's death or Disability or upon a Change in Control, although an Award that actually becomes exercisable, nonforfeitable and transferable or earned and payable on account of those events prior to the attainment of the performance conditions would not constitute "qualified performance-based compensation" under Code Section 162(m). In determining if the performance conditions have been achieved, the Committee may adjust the performance targets in the event of any unbudgeted acquisition, divestiture or other unexpected fundamental change in the business of the Company, an Affiliate or business unit or in any product that is material taken as a whole as appropriate to fairly and equitably determine if the Award is to become exercisable, nonforfeitable and transferable or earned and payable pursuant to the conditions set forth in the Award. Additionally, in determining if such performance conditions have been achieved, the Committee also may adjust the performance targets in the event of any (a) unanticipated asset write-downs or impairment charges, (b) litigation or claim judgments or settlements thereof, (c) changes in tax laws, accounting principles or other laws or provisions affecting reported results, (d) accruals for reorganization or restructuring programs, or extraordinary non-reoccurring items as described in Accounting Principles Board Opinion No. 30 or as described in management's discussion and analysis of the financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (e) acquisitions or dispositions or (f) foreign exchange gains or losses. To the extent any such adjustments would affect Awards, the intent is that they shall be in a form that allows the Award to continue to meet the requirements of Section 162(m) of the Code for deductibility and, to the extent required under Section 162(m) of the Code for "qualified performance-based compensation," set forth in the applicable Agreement.

15.04 Performance Awards

The purpose of this Article XV is to permit the grant of Awards that constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. The Committee may specify that the Award is intended to constitute "qualified performance-based compensation" by conditioning the right of the Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of any of the enumerated performance criteria and conditions set forth in this Article XV. Notwithstanding the foregoing, the Committee may grant an Award that is subject to the achievement or satisfaction of performance conditions that are not specifically set forth herein to the extent the Committee does not intend for such Award to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

15.05 Definitions of Performance Criteria

"Adjusted After-Tax GAAP Profit" means GAAP net income before stock option or other equity compensation expense and before any income tax credits caused by recognizing net operating loss carry forwards or income tax expense that is offset by applying net operating loss carry forwards, but after any other income tax expense or any asset write-downs or other one-time charges.

"Adjusted EBITDA" means EBITDA excluding stock-based compensation expense under SFAS No. 123(R), net losses of equity affiliates, gain (loss) on investments (net), impairment of goodwill and intangible assets and restructuring and acquisition costs.

"Churn" means the number of customers or accounts discontinuing services during a period, net of reactivations during the same period.

"Churn Rate" means average Churn during a period divided by the average number of ending customers or accounts during the same period.

"Customer acquisition costs" means acquisition costs (including but not limited to marketing, advertising, commissions, residuals and related costs) per dollar of Sent to Billing.

"EBIT" means earning before interest and taxes.

"EBITDA" means income (loss) from continuing operations before interest income (expense) and other, net, income, taxes, depreciation and amortization.

"Free Cash Flow" means Adjusted EBITDA less capital expenditures and cash used to purchase customer bases.

"GAAP" means U.S. generally accepted accounting principles.

"Net contributions" means as determined in the Company's internal management reporting which shall be prepared on a basis consistent with past practice and is determined after all operating costs and sales and marketing expenses, but before amortization, interest income or expense, and income tax expense.

"Net New Billed Revenue" means "Gross New Billed Revenue" minus "Churn" where (i) Gross New Billed Revenue means incremental recurring revenue initiated by the delivery of new or upgraded products or services and (ii) Churn means the loss of recurring revenue driven by the cancellation or downgrade of products or services. For network products/services, new billed revenue status is triggered by meeting predefined customer acceptance criteria and is determined by the project managers on the provisioning team. For all other products, new billed revenue status is triggered by the delivery and installation of the equipment and is determined by the service activation group.

"New Billed Revenue" means incremental recurring revenue initiated by the delivery of new or upgraded products or services.

"SME" means small and medium-sized enterprises.

ARTICLE XVI

ADJUSTMENT UPON CHANGE IN COMMON STOCK

16.01 General Adjustments

The maximum number of shares of Common Stock that may be issued pursuant to Awards, the terms of outstanding Awards and the per individual limitations on the number of shares of Common Stock that may be issued pursuant to Awards shall be adjusted as the Committee shall determine to be equitably required in the event (a) there occurs a reorganization, recapitalization, stock split, spin-off, split-off, stock dividend, issuance of stock rights, combination of shares, merger, consolidation or distribution to stockholders other than a cash dividend; (b) the Company engages in a transaction Code Section 424 describes; or (c) there occurs any other transaction or event which, in the judgment of the Board, necessitates such action. In that respect, the Committee shall make such adjustments as are necessary in the number or kind of shares of Common Stock or securities which are subject to the Award, the exercise price or Initial Value of the Award and such other adjustments as are appropriate in the discretion of the Committee. Such adjustments may provide for the elimination of fractional shares that might otherwise be subject to Awards without any payment therefor. Notwithstanding the foregoing, the conversion of one or more outstanding shares of preferred stock or convertible debentures that the Company may issue from time to time into Common Stock shall not in and of itself require any adjustment under this Article XVI. In addition, the Committee may make such other adjustments to the terms of any Awards to the extent equitable and necessary to prevent an enlargement or dilution of the Participant's rights thereunder as a result of any such event or similar transaction. Any determination made under this Article XVI by the Committee shall be final and conclusive.

16.02 No Adjustments

The issuance by the Company of stock of any class, or securities convertible into stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of stock or obligations of the Company convertible into such stock or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the maximum number of shares that may be issued pursuant to Awards, the per individual limitations on the number of shares that may be issued pursuant to Awards or the terms of outstanding Awards.

16.03 Substitute Awards

The Committee may grant Awards in substitution for Options, SARs, restricted stock, Restricted Stock Units, Incentive Awards or similar Awards held by an individual who becomes an employee of the Company or an Affiliate in connection with a transaction described in the first paragraph of this Article XVI. Notwithstanding any provision of the Plan (other than the limitation of Section 6.02), the terms of such substituted Awards shall be as the Committee, in its discretion, determines is appropriate.

16.04 Limitation on Adjustments

Notwithstanding the foregoing, no adjustment hereunder shall be authorized or made if and to the extent the existence of such authority or action (a) would cause Awards under the Plan that are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code to otherwise fail to qualify as "qualified performance-based compensation," (b) would cause the Committee to be deemed to have the authority to change the targets, within the meaning of Section 162(m) of the Code, under performance goals or relating to Awards granted to Named Executive Officers and intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, (c) would cause a Non-409A Award to be subject to Section 409A of the Code or (d) would violate Code Section 409A for a 409A Award, unless the Committee determines that such adjustment is necessary and specifically acknowledges that the adjustment will be made notwithstanding any such result.

ARTICLE XVII

COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES

17.01 Compliance

No Option or SAR shall be exercisable, no Restricted Stock Award, Restricted Stock Unit, Incentive Award, Other Stock-Based Award or Dividend Equivalents shall be granted or settled, no shares of Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations (including, without limitation, withholding tax requirements), any listing agreement to which the Company is a party and the rules of all domestic stock exchanges on which the Company's shares may be listed. The Company shall have the right to rely on an opinion of its counsel as to such compliance. Any stock certificate evidencing shares of Common Stock issued pursuant to an Award may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations and to reflect any other restrictions applicable to such shares as the Committee otherwise deems appropriate. No Option or SAR shall be exercisable, no Restricted Stock Award, Restricted Stock Unit, Incentive Award, Other Stock-Based Award or Dividend Equivalents shall be granted or settled, no shares of Common Stock shall be issued, no certificate for shares of Common Stock shall be delivered and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters.

17.02 Postponement of Exercise or Payment

The Committee may postpone any grant, exercise, vesting or payment of an Award for such time as the Committee in its sole discretion may deem necessary in order to permit the Company (i) to effect, amend or maintain any necessary registration of the Plan or the shares of Common Stock issuable pursuant to the Award under the securities laws; (ii) to take any action in order to (A) list such shares of Common Stock or other shares of stock of the Company on a stock exchange if shares of Common Stock or other shares of stock of the Company are not then listed on such exchange or (B) comply with restrictions or regulations incident to the maintenance of a public market for its shares of Common Stock or other shares of stock of the Company, including any rules or regulations of any stock exchange on which the shares of Common Stock or other shares of stock of the Company are listed; (iii) to determine that such shares of Common Stock in the Plan are exempt from such registration or that no action of the kind referred to in (ii)(B) above needs to be taken; (iv) to comply with any other applicable law, including without limitation, securities laws; (v) to comply with any legal or contractual requirements during any such time the Company or any Affiliate is prohibited from doing any of such acts under applicable law, including without limitation, during the course of an investigation of the Company or any Affiliate, or under any contract, loan agreement or covenant or other agreement to which the Company or any Affiliate is a party or (vi) to otherwise comply with any prohibition on such acts or payments during any applicable blackout period; and the Company shall not be obligated by virtue of any terms and conditions of any Agreement or any provision of the Plan to recognize the grant, exercise, vesting or payment of an Award or to grant, sell or issue shares of Common Stock or make any such payments in violation of the securities laws or the laws of any government having jurisdiction thereof or any of the provisions hereof. Any such postponement shall not extend the term of the Award and neither the Company nor its directors and officers nor the Committee shall have any obligation or liability to any Participant or to any other person with respect to shares of Common Stock or payments as to which the Award shall lapse because of such postponement.

Additionally, the Committee may postpone any grant, exercise vesting or payment of an Award if the Company reasonably believes the Company's or any applicable Affiliate's deduction with respect to such Award would be limited or eliminated by application of Code Section 162(m) to the extent permitted by Section 409A of the Code; provided, however, such delay will last only until the earliest date at which the Company reasonably anticipates that the deduction with respect to the Award will not be limited or eliminated by the application of Code Section 162(m) or the calendar year in which the Participant separates from service.

17.03 Forfeiture of Payment

A Participant shall be required to forfeit any and all rights under Awards or to reimburse the Company for any payment under any Award (with interest as necessary to avoid imputed interest or original issue discount under the Code or as otherwise required by applicable law) to the extent applicable law or any applicable claw-back or recoupment policy of the Company or any of its Affiliates requires such forfeiture or reimbursement.

ARTICLE XVIII

LIMITATION ON BENEFITS

Despite any other provisions of this Plan to the contrary, if the receipt of any payments or benefits under this Plan would subject a Participant to tax under Code Section 4999, the Committee may determine whether some amount of payments or benefits would meet the definition of a "Reduced Amount." If the Committee determines that there is a Reduced Amount, the total payments or benefits to the Participant under all Awards must be reduced to such Reduced Amount, but not below zero. If the Committee determines that the benefits and payments must be reduced to the Reduced Amount, the Company must promptly notify the Participant of that determination, with a copy of the detailed calculations by the Committee. All determinations of the Committee under this Article XVIII are final, conclusive and binding upon the Company and the Participant. It is the intention of the Company and the Participant to reduce the payments under this Plan only if the aggregate Net After Tax Receipts to the Participant would thereby be increased. As result of the uncertainty in the application of Code Section 4999 at the time of the initial determination by the Committee under this Article XVIII, however, it is possible that amounts will have been paid under the Plan to or for the benefit of a Participant which should not have been so paid ("Overpayment") or that additional amounts which will not have been paid under the Plan to or for the benefit of a Participant could have been so paid ("Underpayment"), in each case consistent with the calculation of the Reduced Amount. If the Committee, based either upon the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant, which the Committee believes has a high probability of success, or controlling precedent or other substantial authority, determines that an Overpayment has been made, any such Overpayment must be treated for all purposes as a loan, to the extent permitted by applicable law, which the Participant must repay to the Company together with interest at the applicable federal rate under Code Section 7872(f)(2); provided, however, that no such loan may be deemed to have been made and no amount shall be payable by the Participant to the Company if and to the extent such deemed loan and payment would not either reduce the amount on which the Participant is subject to tax under Code Sections 1, 3101 or 4999 or generate a refund of such taxes. If the Committee, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, the Committee must promptly notify the Company of the amount of the Underpayment, which then shall be paid promptly to the Participant but no later than the end of the Participant's taxable year next following the Participant's taxable year in which the determination is made that the Underpayment has occurred. For purposes of this Section, (a) "Net After Tax Receipt" means the Present Value of a payment under this Plan net of all taxes imposed on Participant with respect thereto under Code Sections 1, 3101 and 4999, determined by applying the highest marginal rate under Code Section 1 which applies to the Participant's taxable income for the applicable taxable year; (b) "Present Value" means the value determined in accordance with Code Section 280G(d)(4); and (c) "Reduced Amount" means the smallest aggregate amount of all payments and benefits under this Plan which (i) is less than the sum of all payments and benefits under this Plan and (ii) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if the aggregate payments and benefits under this Plan were any other amount less than the sum of all payments and benefits to be made under this Plan.

ARTICLE XIX

GENERAL PROVISIONS

19.01 Effect on Employment and Service

Neither the adoption of this Plan, its operation nor any documents describing or referring to this Plan (or any part thereof), shall confer upon any individual or entity any right to continue in the employ or service of the Company or an Affiliate or in any way affect any right and power of the Company or an Affiliate to terminate the employment or service of any individual or entity at any time with or without assigning a reason therefor.

19.02 Unfunded Plan

This Plan, insofar as it provides for Awards, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by Awards under this Plan. Any liability of the Company to any Person with respect to any Award under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

19.03 Rules of Construction

Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

19.04 Tax Withholding and Reporting

Unless an Agreement provides otherwise, each Participant shall be responsible for satisfying in cash or cash equivalent any income and employment (including, without limitation, Social Security and Medicare) tax withholding obligations, if applicable, attributable to participation in the Plan and the grant, exercise, vesting or payment of Awards granted hereunder (including the making of a Code Section 83(b) election with respect to an Award). In accordance with procedures that the Committee establishes, the Committee, to the extent applicable law permits, may allow a Participant to pay any such applicable amounts (a) by surrendering (actually or by attestation) shares of Common Stock that the Participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six (6) months (but only for the minimum required withholding); (b) by a cashless exercise, or surrender of shares of Common Stock already owned, through a broker; (c) by means of a "net exercise" procedure by the surrender of shares of Common Stock to which the Participant is otherwise entitled under the Award; (d) by such other medium of payment as the Committee, in its discretion, shall authorize; or (e) by any combination of the aforementioned methods of payment. The Company shall comply with all such reporting and other requirements relating to the administration of this Plan and the grant, exercise, vesting or payment of any Award hereunder as applicable law requires. Nevertheless, shares of Common Stock that the Company reacquires in connection with any tax withholding will still be deemed issued and will not be available for issuance pursuant to future Awards under the Plan.

19.05 Code Section 83(b) Election

No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Code Section 83(b)) or under similar laws may be made unless expressly permitted by the terms of the Award or by action of the Committee in writing prior to the making of such election. In any case in which a Participant is permitted to make such an election in connection with an Award, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b) or other applicable provisions.

19.06 Reservation of Shares

The Company, during the term of this Plan, shall at all times reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. Additionally, the Company, during the term of this Plan, shall use its best efforts to seek to obtain from appropriate regulatory agencies any requisite authorizations needed in order to issue and to sell such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. However, the inability of the Company to obtain from any such regulatory agency the requisite authorizations the Company's counsel deems to be necessary for the lawful issuance and sale of any shares of Common Stock hereunder, or the inability of the Company to confirm to its satisfaction that any issuance and sale of any shares of Common Stock hereunder will meet applicable legal requirements, shall relieve the Company of any liability in respect to the failure to issue or to sell such shares of Common Stock as to which such requisite authority shall not have been obtained.

19.07 Governing Law

This Plan and all Awards granted hereunder shall be governed by the laws of the State of Delaware, except to the extent federal law applies.

19.08 Other Actions

Nothing in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, by way of illustration and not by way of limitation, the right to grant Options, SARs, Restricted Stock Awards, Restricted Stock Units, Incentive Awards, Other Stock-Based Awards or Dividend Equivalents for proper corporate purposes otherwise than under the Plan to any employee or to any other Person, firm, corporation, association or other entity, or to grant Options, SARs, Restricted Stock Awards, or Restricted Stock Units, Incentive Awards, Other Stock-Based Awards or Dividend Equivalents to, or assume such Awards of any Person in connection with, the acquisition, purchase, lease, merger, consolidation, reorganization or otherwise, of all or any part of the business and assets of any Person, firm, corporation, association or other entity.

19.09 Repurchase of Common Stock

Subject to Section 19.13 below, the Company or its designee may have the option and right to purchase any Award or any shares of Common Stock issued pursuant to any Award in accordance with the terms and conditions set forth in the applicable Agreement. However, shares of Common Stock repurchased pursuant to an Agreement will still be deemed issued pursuant to the Plan and will not be available for issuance pursuant to future Awards under the Plan.

19.10 Other Conditions

The Committee, in its discretion, may, as a condition to the grant, exercise, payment or settlement of an Award, require the Participant on or before the date of grant, exercise, payment or settlement of the Award to enter into (i) a covenant not to compete (including a confidentiality, non-solicitation, non-competition or other similar agreement) with the Company or any Affiliate, which may become effective on the date of termination of employment or service of the Participant with the Company or any Affiliate or any other date the Committee may specify and shall contain such terms and conditions as the Committee shall otherwise specify, (ii) an agreement to cancel any other employment agreement, service agreement, fringe benefit or compensation arrangement in effect between the Company or any Affiliate and such Participant and/or (iii) a shareholders' agreement with respect to shares of Common Stock to be issued pursuant to the Award. If the Participant shall fail to enter into any such agreement at the Committee's request, then no Award shall be granted, exercised, paid or settled and the number of shares of Common Stock that would have been subject to such Award, if any, shall be added to the remaining shares of Common Stock available under the Plan.

19.11 Forfeiture Provisions

Notwithstanding any other provisions of the Plan or any Agreement, all rights to any Award that a Participant has will be immediately discontinued and forfeited, and the Company shall not have any further obligation hereunder to the Participant with respect to any Award and the Award will not be exercisable (whether or not previously exercisable) or become vested or payable on and after the time the Participant is discharged from employment or service with the Company or any Affiliate for Cause.

19.12 Legends; Payment of Expenses

The Company may endorse such legend or legends upon the certificates for shares of Common Stock issued upon the grant or exercise of an Award and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as it determines, in its sole discretion, to be necessary or appropriate to (i) prevent a violation of, or to perfect an exemption from, the registration requirements under the Exchange Act, applicable state securities laws or other requirements, (b) implement the provisions of the Plan or any Agreement between the Company and the Participant with respect to such shares of Common Stock, (c) permit the Company to determine the occurrence of a "disqualifying disposition" as described in Section 421(b) of the Code of the shares of Common Stock transferred upon the exercise of an incentive stock option granted under the Plan or (d) as may be appropriate to continue an Award's exemption or compliance with Section 409A of the Code. The Company shall pay all issuance taxes with respect to the issuance of shares of Common Stock upon the grant or exercise of the Award, as well as all fees and expenses incurred by the Company in connection with such issuance.

19.13 Repricing of Awards

Notwithstanding any other provisions of this Plan, except for adjustments pursuant to Article XVI or to the extent approved by the Company's stockholders and consistent with the rules of any stock exchange on which the Company's securities are traded, this Plan does not permit (a) any decrease in the exercise or purchase price or base value of any outstanding Awards, (b) the issuance of any replacement Options, SARs or Other Stock-Based Awards in the nature of purchase rights which shall be deemed to occur if a Participant agrees to forfeit an existing Option, SAR or Other Stock-Based Award in the nature of purchase rights in exchange for a new Option, SAR or Other Stock-Based Award in the nature of purchase rights with a lower exercise or purchase price or base value, (c) the Company to repurchase underwater or out-of-the-money Options, SARs or Other Stock-Based Awards in the nature of purchase rights, which shall be deemed to be those Options, SARs or Other Stock-Based Awards in the nature of purchase rights with exercise or purchase prices or base values in excess of the current Fair Market Value of the shares of Common Stock underlying the Option, SAR or Other Stock-Based Award in the nature of purchase rights, (d) the issuance of any replacement or substitute Awards or the payment of cash in exchange for, or in substitution of, underwater or out-of-the-money Options, SARs or Other Stock-Based Awards in the nature of purchase rights, (e) the Company to repurchase any Award if the Award has not become exercisable, vested or payable prior to the repurchase or (f) any other action that is treated as a repricing under generally accepted accounting principles.

19.14 Right of Setoff

The Company or an Affiliate may, to the extent permitted by applicable law, deduct from and setoff against any amounts the Company or Affiliate may owe the Participant from time to time, including amounts payable in connection with any Award, owed as wages, fringe benefits or other compensation owed to the Participant, such amounts as may be owed by the Participant to the Company or Affiliate, including but not limited to any amounts owed under the Plan, although the Participant shall remain liable for any part of the Participant's obligation not satisfied through such deduction and setoff. By accepting any Award granted hereunder, the Participant agrees to any deduction or setoff hereunder.

19.15 Fractional Shares

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereof shall be forfeited or otherwise eliminated.

ARTICLE XX

CLAIMS PROCEDURES

20.01 Initial Claim

If a Participant has exercised an Option or SAR or if shares of Restricted Stock have become vested or Restricted Stock Units, Incentive Awards, Other Stock-Based Awards or Dividend Equivalents have become payable, and the Participant has not received the benefits to which the Participant believes he or she is entitled under such Award, then the Participant must submit a written claim for such benefits to the Committee within ninety (90) days of the date the Participant tried to exercise the Option or SAR, the date the Participant contends the Restricted Stock vested or the date the Participant contends the Restricted Stock Units, Incentive Awards, or Other Stock-Based Awards of Dividend Equivalents became payable or the claim will be forever barred.

20.02 Appeal of Claim

If a claim of a Participant is wholly or partially denied, the Participant or his duly authorized representative may appeal the denial of the claim to the Committee. Such appeal must be made at any time within thirty (30) days after the Participant receives written notice from the Company of the denial of the claim. In connection therewith, the Participant or his duly authorized representative may request a review of the denied claim, may review pertinent documents and may submit issues and comments in writing. Upon receipt of an appeal, the Committee shall make a decision with respect to the appeal and, not later than sixty (60) days after receipt of such request for review, shall furnish the Participant with the decision on review in writing, including the specific reasons for the decision written in a manner calculated to be understood by the Participant, as well as specific references to the pertinent provisions of the Plan upon which the decision is based.

20.03 Time to File Suit

The Committee has the discretionary and final authority under the Plan to determine the validity of a claim. Accordingly, any decision the Committee makes on a Participant's appeal will be administratively final. If a Participant disagrees with the Committee's final decision, the Participant may sue, but only after the claim on appeal has been denied. Any lawsuit must be filed within ninety (90) days of receipt of the Committee's final written denial of the Participant's claim or the claim will be forever barred.

ARTICLE XXI

AMENDMENT

21.01 Amendment of Plan

The Board may amend or terminate this Plan at any time; provided, however, that no amendment to the Plan may adversely impair the rights of a Participant with respect to outstanding Awards without the Participant's consent. In addition, an amendment will be contingent on approval of the Company's stockholders, to the extent required by law or any tax or regulatory requirement applicable to the Plan or by the rules of any stock exchange on which the Company's securities are traded or if the amendment would (i) increase the benefits accruing to Participants under the Plan, including without limitation, any amendment to the Plan or any Agreement to permit a repricing or decrease in the exercise price of any outstanding Awards, (ii) increase the aggregate number of shares of Common Stock that may be issued under the Plan, (iii) modify the requirements as to eligibility for participation in the Plan, or (iv) change the performance conditions set forth in Article XV of the Plan for Awards that intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Additionally, to the extent the Board deems necessary to continue to comply with the performance-based exception to the deduction limits of Code Section 162(m), the Board will resubmit the material terms of the performance conditions set forth in Article XV to the Company's stockholders for approval no later than the first stockholder meeting that occurs in the fifth (5th) year following the year in which the stockholders previously approved the performance objectives. Notwithstanding any other provision of the Plan, any termination of the Plan shall comply with the requirements of Code Section 409A with regard to any 409A Awards.

21.02 Amendment of Awards

The Committee may amend any outstanding Awards to the extent it deems appropriate; provided, however, that no amendment to an outstanding Award may adversely impair the rights of a Participant without the Participant's consent.

ARTICLE XXII

SECTION 409A PROVISION

22.01 Intent of Awards

It is intended that Awards that are granted under the Plan shall be exempt from treatment as "deferred compensation" subject to Section 409A of the Code unless otherwise specified by the Committee. Towards that end, all Awards under the Plan are intended to contain such terms as will qualify the Awards for an exemption from Section 409A of the Code unless otherwise specified by the Committee. The terms of the Plan and all Awards granted hereunder shall be construed consistent with the foregoing intent. Notwithstanding any other provision hereof, the Committee may amend any outstanding Award without Participant's consent if, as determined by the Committee, in its sole discretion, such amendment is required either to (a) confirm exemption under Section 409A of the Code, (b) comply with Section 409A of the Code or (c) prevent the Participant from being subject to any tax or penalty under Section 409A of the Code. Notwithstanding the foregoing, however, neither the Company nor any of its Affiliates nor the Committee shall be liable to a Participant or any other Person if an Award that is subject to Section 409A of the Code or the Participant or any other Person is otherwise subject to any additional tax, interest or penalty under Section 409A of the Code. Each Participant is solely responsible for the payment of any tax liability (including any taxes, penalties and interest that may arise under Section 409A of the Code) that may result from an Award.

22.02 409A Awards

The Committee may grant Awards under the Plan that are intended to be 409A Awards that comply with Section 409A of the Code. The terms of such 409A Award, including any authority by the Company and the rights of the Participant with respect to such 409A Award, will be subject to such rules and limitations and shall be interpreted in a manner as to comply with Section 409A of the Code.

22.03 Election Requirements

If a Participant is permitted to elect to defer an Award or any payment under an Award, such election shall be made in accordance with the requirements of Code Section 409A. Each initial deferral election (an "Initial Deferral Election") must be received by the Committee prior to the following dates or will have no effect whatsoever:

(a) Except as otherwise provided below, the December 31 immediately preceding the year in which the compensation is earned;

(b) With respect to any annual or long-term incentive pay which qualifies as "performance-based compensation" within the meaning of Code Section 409A, by the date six (6) months prior to the end of the performance measurement period applicable to such incentive pay provided such additional requirements set forth in Code Section 409A are met;

(c) With respect to "fiscal year compensation" as defined under Code Section 409A, by the last day of the Company's fiscal year immediately preceding the year in which the fiscal year compensation is earned; or

(d) With respect to mid-year Awards or other legally binding rights to a payment of compensation in a subsequent year that is subject to a forfeiture condition requiring the Participant's continued service for a period of at least twelve (12) months, on or before the thirtieth (30th) day following the grant of such Award, provided that the election is made at least twelve (12) months in advance of the earliest date at which the forfeiture condition could lapse.

The Committee may, in its sole discretion, permit Participants to submit additional deferral elections in order to delay, but not to accelerate, a payment, or to change the form of payment of an amount of deferred compensation (a "Subsequent Deferral Election"), if, and only if, the following conditions are satisfied: (a) the Subsequent Deferral Election must not take effect until twelve (12) months after the date on which it is made, (b) in the case of a payment other than a payment attributable to the Participant's death, disability or an unforeseeable emergency (all within the meaning of Section 409A of the Code) the Subsequent Deferral Election further defers the payment for a period of not less than five (5) years from the date such payment would otherwise have been made and (c) the Subsequent Deferral Election is received by the Committee at least twelve (12) months prior to the date the payment would otherwise have been made. In addition, Participants may be further permitted to revise the form of payment they have elected, or the number of installments elected, provided that such revisions comply with the requirements of a Subsequent Deferral Election.

22.04 Time of Payment

The time and form of payment of a 409A Award shall be as set forth in an applicable Agreement. A 409A Award may only be paid in connection with a separation from service, a fixed time, death, disability, Change in Control or an unforeseeable emergency within the meaning of Section 409A of the Code. The time of distribution of the 409A Award must be fixed by reference to the specified payment event. Notwithstanding the foregoing, if the time of distribution of the 409A Award is not set forth in the applicable Agreement, then the time of distribution of the 409A Award shall be within two and one-half months of the end of the later of the calendar year or the fiscal year of the Company or Affiliate that employs the Participant in which the 409A Award becomes vested and no longer subject to a substantial risk of forfeiture within the meaning of Code Section 409A. For purposes of Code Section 409A, each installment payment will be treated as the entitlement to a single payment.

22.05 Acceleration or Deferral

The Company shall have no authority to accelerate or delay or change the form of any distributions relating to 409A Awards except as permitted under Code Section 409A.

22.06 Distribution Requirements

Any distribution of a 409A Award triggered by a Participant's termination of employment shall be made only at the time that the Participant has had a separation from service within the meaning of Code Section 409A. A separation from service shall occur where it is reasonably anticipated that no further services will be performed after that date or that the level of bona fide services the Participant will perform after that date (whether as an employee or independent contractor of the Company or an Affiliate) will permanently decrease to less than fifty percent (50%) of the average level of bona fide services performed over the immediately preceding thirty-six (36) month period. A Participant shall be considered to have continued employment and to not have a separation from service while on a leave of absence if the leave does not exceed six (6) consecutive months (twenty-nine (29) months for a disability leave of absence) or, if longer, so long as the Participant retains a right to reemployment with the Company or Affiliate under an applicable statute or by contract. For this purpose, a "disability leave of absence" is an absence due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of Participant's position of employment or a substantially similar position of employment. Continued services solely as a director of the Company or an Affiliate shall not prevent a separation from service from occurring by an employee as permitted by Section 409A of the Code.

22.07 Key Employee Rule

Notwithstanding any other provision of the Plan, any distribution of a 409A Award that would be made upon a separation from service within six (6) months following the separation from service of a "specified employee" as defined under Code Section 409A and as determined under procedures adopted by the Board or its delegate shall instead occur on the first day of the seventh month following the separation from service (or upon the Participant's death, if earlier) to the extent required by Section 409A of the Code. In the case of installments, this delay shall not affect the timing of any installment otherwise payable after the requisite delay period.

22.08 Distributions Upon Vesting

In the case of any Award providing for a distribution upon the lapse of a substantial risk of forfeiture, if the timing of such distribution is not otherwise specified in the Plan or the applicable Agreement, the distribution shall be made not later than two and one-half (2½) months after the calendar year in which the risk of forfeiture lapsed.

22.09 Scope and Application of this Provision

For purposes of this Article XXII, references to a term or event (including any authority or right of the Company or a Participant) being "permitted" under Code Section 409A means that the term or event will not cause the Participant to be deemed to be in constructive receipt of compensation relating to the 409A Award prior to the distribution of cash, shares of Common Stock or other property or to be liable for payment of interest or a tax penalty under Code Section 409A.

ARTICLE XXIII

EFFECTIVE DATE OF PLAN

The Plan is effective on the approval of the Plan by the Company's stockholders within twelve (12) months after the date of adoption of the Plan by the Board. Awards may be granted under this Plan only on and after its effective date.

ARTICLE XXIV

DURATION OF PLAN

No Award may be granted under this Plan on and after ten (10) years following the effective date of the Plan. Awards granted before that date shall remain valid in accordance with their terms.

2010 Annual Report to Stockholders



Dear Fellow EarthLink Shareholders:

For those of you who have been following EarthLink for the last several years, you will recall that our company strategy has been to optimize the cash flow in our Internet access business while looking for opportunities to deploy our capital to create additional long-term shareholder value.

Beginning with the repositioning of our New Edge Networks subsidiary to create a nationwide IP connectivity platform, and accelerated by three acquisitions in the fourth quarter of 2010, EarthLink is transforming the company into a nationwide provider of IP services and infrastructure for midsized and enterprise level customers.

Without a doubt, this transformation was enabled by years of hard work by EarthLink employees and represents the successful execution of the company strategy we began to pursue four years ago. As a result of our employees' efforts, in 2010 EarthLink generated $195 million of free cash flow (a non-GAAP measure)* and ended the year with $563 million in cash and marketable securities.

These efforts have created a platform for our future. Going forward, EarthLink's transformation will continue to encompass key foundational tenets which have been at the heart of our company for many years:

- Exceptional customer service at the core of everything we do;
- Delivering the power of the Internet to customers, anytime, anywhere;
- Driving operational excellence and continuous process improvement across all areas of our business; and
- An unwavering commitment to shareholder value creation.

We began to accelerate our transformation to an IP services company with our acquisition of ITC^Deltacom in December 2010 which provided us a fiber based IP network in the Southeast. Also in December we announced an agreement to acquire One Communications, which will extend our fiber network into the Northeast and Midwest, and in early January 2011 we announced an agreement to acquire STS Telecom, a small but highly successful Voice over IP provider that resides on our Southeast fiber footprint.

Through this combination, EarthLink will own a fiber-based transport network spanning 28,000 route miles across the Northeast, Midwest and Southeast. Our legacy New Edge Networks business sits on top of these fiber assets providing IP connectivity nationwide. Together, these assets have been combined to form EarthLink Business.

We believe the emerging technologies in today's market will drive exponentially more data traffic, and our extensive fiber network will allow us to economically capitalize on this trend. As an example, we are seeing businesses move to more distributed and decentralized operating models that require ubiquitous, secure network IP network reach. Companies are also looking to variablize costs and outsource IT infrastructure to managed services and cloud computing environments.

We believe these trends in technology and business models play to the strengths and the capabilities we are building. Businesses are looking for partners which can seamlessly integrate all these capabilities at reasonable economics, anytime, anywhere. By combining our national IP reach, fiber network assets and deep experience in web-based applications, we are positioning our business to address these trends. This is the future we are building the new EarthLink around.

Going forward, we expect to further extend our IP network reach and deepen our portfolio of managed services. Future strategic opportunities for our company include the ability to acquire additional network fiber assets and continue to improve our cost structure by layering our national IP connectivity onto these network assets. We are also pursuing additional opportunities to leverage the core IP expertise that exists in EarthLink's business to build an extensive portfolio of managed services.

We believe we are becoming one of the leaders in the industry with respect to the depth and reach of our IP networking capabilities. We also view EarthLink's financial position as among the strongest in our industry, which is a significant differentiator to our customers as well as our shareholders. Our company continues to produce substantial free cash flow, provide a dividend yield, and maintain an under-levered balance sheet. Our healthy balance sheet combined with our future cash flow allows EarthLink to continue to approach strategic opportunities from a position of financial strength and flexibility.

I credit this to the employees of EarthLink who continue to demonstrate a world-class ability to execute. Their willingness to make our customers and our shareholders their number one priority is allowing us to fundamentally change the course of the business. Our employees remain sharply focused on satisfying our customers and building long-term relationships which have increased tenure and contributed to record low churn in our consumer business this year. Superior customer service is EarthLink's heritage. Our brand name stands for it, and we plan to carry that forward with our new EarthLink Business motion.

As a fellow shareholder, thank you again for your ongoing support of our strategy and your continued confidence in our company.



Rolla P. Huff
Chairman and Chief Executive Officer
EarthLink, Inc.

* See the Form 8-K filed with the SEC on February 8, 2011 for a reconciliation of free cash flow to the most comparable GAAP measure.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-15605

EARTHLINK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**58-2511877**
(State of incorporation)	(I.R.S. Employer Identification No.)

1375 Peachtree St., Atlanta, Georgia 30309

(Address of principal executive offices, including zip code)

(404) 815-0770

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the of the Exchange Act (Check One):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's outstanding common stock held by non-affiliates of the registrant on June 30, 2010 was $854.2 million. As of January 31, 2011, 108,421,272 shares of common stock were outstanding.

Portions of the Proxy Statement to be filed with the Securities and Exchange Commission and to be used in connection with the Annual Meeting of Stockholders to be held on May 3, 2011 are incorporated by reference in Part III of this Form 10-K.

EARTHLINK, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2010

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this report. EarthLink, Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although EarthLink, Inc. believes that its expectations are based on reasonable assumptions, it can give no assurance that its targets and goals will be achieved. Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements are described under "Risk Factors" in Item 1A of Part I and under "Safe Harbor Statement" in Item 7 of Part II.

PART I

Item 1. Business.

Overview

EarthLink, Inc., together with its consolidated subsidiaries, provides a comprehensive suite of communications services to individual and business customers. We operate two reportable segments, Consumer Services and Business Services. Our Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. These services include dial-up and high-speed Internet access services, ancillary services sold as add-on features to our Internet access services, search and advertising. Our Business Services segment provides integrated communications and related value-added services to businesses, enterprise organizations and communications carriers. These services include data services, including managed IP-based network services and broadband Internet access services; voice services, including local exchange, long-distance and conference calling; mobile data and voice services; and web hosting. We provide our consumer services primarily through third-party telecommunications service providers, and we provide our business services primarily through a nationwide fiber optic-based network utilizing Multi-Protocol Label Switching ("MPLS") and other technologies and a 14-state fiber optic network. We also sell transmission capacity to other communications providers on a wholesale basis. For further information concerning our business segments, see Note 18, "Segment Information," of the Notes to Consolidated Financial Statements in Item 8 of Part II.

During 2010, we entered into two transactions that we believe will transform our business from being primarily an Internet services provider ("ISP") to a leading IP infrastructure and managed services provider. The transactions will allow us to offer a more robust suite of business services, including data, voice and video, and to create more scale in the markets we serve. In December 2010, we completed the acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern U.S. We acquired 100% of ITC^DeltaCom in a merger transaction valued at approximately $524 million, with ITC^DeltaCom surviving as a wholly-owned subsidiary of EarthLink, Inc. ITC^DeltaCom is included in our Business Services segment. Also in December 2010, we entered into an agreement to acquire One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the Northeast, Mid-Atlantic and Upper Midwest. Under the terms of the merger agreement, we will acquire 100% of One Communications in a merger transaction valued at approximately $370 million with One Communications surviving as a wholly-owned subsidiary of EarthLink, Inc. The completion of the acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2011.

We were incorporated in 1999 as a Delaware corporation and EarthLink, Inc. was formed in February 2000 as a result of the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc. Our corporate offices are located at 1375 Peachtree St., Atlanta, Georgia 30309, and our telephone number at that location is (404) 815-0770.

Business Strategy

Our primary business strategy is to transition our business to a leading IP infrastructure and managed services provider. We also continue to focus on optimizing our Consumer Services segment operations, maintaining our operational efficiency and pursuing potential strategic acquisitions.

Transitioning to a Leading IP Infrastructure and Managed Services Provider. We are focused on transitioning our company to a leading IP infrastructure and managed services provider. We plan to combine our existing business services with the integrated communications businesses of our recent acquisition, ITC^DeltaCom, and our pending acquisition, One Communications, and offer a comprehensive suite of business services under a new brand, EarthLink Business™. We are focused on combining our service offerings and sales forces, expanding service offerings that will be attractive to multi-location business customers, promoting awareness of our new brand and integrating our acquisitions to achieve operating synergies, cost savings and revenue enhancements. These recent acquisitions will allow us to continue to offer a bundled package of value-added communications services to our business customers, which we believe is an attractive means of delivering communications solutions, thereby increasing retention rates and limiting customer churn. We believe this transition supports our long-term strategic direction and will further our objectives of strengthening our competitive position, expanding our customer base, providing greater scale to accelerate innovation, providing our employees with an attractive career path and increasing stockholder value.

Optimizing our Consumer Services Segment Operations. In our Consumer Services segment, we remain focused on retaining our customers and building long-term customer relationships based on customized service offerings and superior customer service. We believe focusing on the customer relationship increases loyalty and reduces churn. Satisfied customers provide cost benefits, including reduced contact center support costs and reduced bad debt expense. We continue to focus on offering our services with high-quality customer service and technical support. We also continue to seek to add customers that generate an acceptable rate of return, including through alliances, partnerships and acquisitions from other ISPs. We also intend to continue to use cash generated from our Consumer Services operations to fund growth under our acquisition strategy in our Business Services segment.

Maintaining our Operational Efficiency. Our operating framework includes a disciplined focus on operational efficiency. In our Consumer Services segment, we intend to continue to improve the cost structure of our business, without impacting the quality of services we provide. In our Business Services segment, we intend to use this disciplined focus on operational efficiency to create synergies from our recent and potential future acquisitions. We also plan to continue to implement cost reduction initiatives and to manage our business more efficiently, including outsourcing certain functions, managing our network costs, consolidating or closing certain facilities, implementing workforce reduction initiatives, reducing and more efficiently handling the number of calls to contact centers and streamlining our internal processes and operations.

Pursuing Potential Strategic Acquisitions. In addition to the acquisition of ITC^DeltaCom and the pending acquisition of One Communications, we will continue to evaluate and consider other potential strategic transactions that we believe will complement our business. We have recently entered into an agreement to acquire Saturn Telecommunication Services Inc. ("STS Telecom"), a privately-held company that operates a sophisticated VoIP platform that we plan to leverage on a nationwide basis as part of our Business Service offerings. Our acquisition strategy may also include investment in additional network depth in geographic areas that complement our recently acquired fiber network or acquiring customers within our network to create more scale.

The primary challenges we face in executing our business strategy for our Business Services segment are continuing to develop new profitable managed services offerings that will be attractive to multi-location customers, successfully integrating our acquisitions to achieve expected synergies and cost savings, responding to competitive and economic pressures in the communications industry and adapting to regulatory changes and initiatives. The primary challenges we face in executing our business strategy for our Consumer Service segment are managing the rate of decline in our consumer revenues, implementing outsourcing and other cost-saving initiatives, and operating our network cost-effectively, including network services purchased from third-party telecommunications service providers. The factors we believe are instrumental to the achievement of our business strategy may be subject to competitive, regulatory and other events and circumstances that are beyond our control. Further, we can provide no assurance that we will be successful in achieving any or all of the strategies identified above, that the achievement or existence of such strategies will favorably impact profitability, or that other factors will not arise that would adversely affect future profitability.

Consumer Services Segment

Our Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. We derived approximately 74% of our revenues during the year ended December 31, 2010 from our Consumer Services segment. We expect this percentage to decrease as our Business Services segment comprises a larger portion of our overall business and as the market for consumer Internet access continues to mature.

Services

Narrowband Access. We offer premium dial-up, or narrowband, access that provides customers with access to the Internet and a wide variety of content, features, services, applications, tools and technical and customer support. Such features and services include email, a customizable start page, antivirus protection and acceleration tools. We also offer value-priced dial-up access through our PeoplePC™ Online offering that provides customers with access to the Internet at comparatively lower prices. Narrowband access revenues primarily consist of fees charged to customers for dial-up Internet access.

Broadband Access. High-speed, or broadband, access offers a high speed, always on Internet connection that uses a modem to supply an Internet connection across an existing home phone line or cable connection. The Internet service does not interfere with a customer's voice service, so there is no need for a second phone line. We provide high-speed access services primarily via cable, and to a lesser extent via DSL, and offer different speeds of service. Availability for these services depends on the cable or telephone service provider. Our high-speed access service includes many of the same features and benefits included with our premium dial-up access service, including email, a customizable start page, antivirus and firewall protection, and technical and customer support. Broadband access revenues primarily consist of fees charged for high-speed access services.

Consumer VoIP. We provide two voice-over-Internet-Protocol ("VoIP") services. We offer a bundle of services that includes high-speed Internet access and home phone service. It combines the last mile of traditional telephone copper wiring with the advanced features of VoIP by taking advantage of Digital Subscriber Line Access Multiplexer, or DSLAM, technology. We currently offer this service in 12 markets in the U.S. We also provide Internet-based phone service that enables our customers to make and receive phone calls with a telephone in any location where our broadband Internet access is available. We transmit these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet. We offer subscription-based service under various plans that include features such as voicemail, call waiting, caller ID, call forwarding and E911 service. Revenues primarily consist of fees charged to customers for VoIP service plans.

Value-Added Services. We also offer other services which are incremental to our Internet access services described above. Our value-added services portfolio includes products for protection, communication and performance, such as security products, premium email only, home networking, email storage and Internet call waiting, among others. We offer free and fee-based value-added services to both subscribers and non-subscribers. We also generate advertising revenues by leveraging the value of our customer base and user traffic; through paid placements for searches, powered by the Google™ search engine; from fees generated through revenue sharing arrangements with online partners whose products and services can be accessed through our web properties; from commissions received from partners for the sale of partners' services to our subscribers; and from sales of advertising on our various web properties.

Sales and Distribution

In response to changes in our business and industry, we have significantly reduced our Consumer Services segment sales and marketing spending over the past three years. Our marketing efforts are currently focused on retaining customers and adding customers through alliances and partnerships that generate an acceptable rate of return. We offer our products and services primarily through direct customer contact through our call centers, search engine marketing, affinity marketing partners, resellers and marketing alliances such as our relationship with Time Warner Cable.

Customer Service and Retention

We believe that quality customer service and technical support increase customer satisfaction, which reduces churn. We also believe that satisfied customers provide cost benefits, including reduced contact center support costs and reduced bad debt expense. We provide high-quality customer service, invest in loyalty and retention efforts and continually monitor customer satisfaction for our services. Our customer support is available by chat and phone as well as through help sites and Internet guide files on our web sites. We have been recognized historically by customer service and marketing organizations for ranking high in customer satisfaction for our dial-up and high-speed Internet services.

In addition to our customer support, our tools offer protection against viruses, spyware, spam and pop-ups, as well as dial-up Web acceleration. We believe that providing these tools also increases customer satisfaction and reduces churn.

Network Infrastructure

We provide subscribers with Internet access primarily through third-party network service providers. Our principal provider for narrowband services is Level 3 Communications, Inc. ("Level 3"). Our agreement with Level 3 expires in December 2011. We also have agreements with certain regional and local narrowband providers.

We have agreements with Time Warner Cable that allow us to provide broadband services over Time Warner Cable's and Bright House Networks' cable network in substantially all their markets and with Comcast Corporation ("Comcast") that allow us to provide broadband services over Comcast's cable network in certain Comcast markets. We have agreements with AT&T Corp. ("AT&T"), Covad Communications Company ("Covad"), Qwest Communications Corporation ("Qwest") and Verizon Internet Services, Inc. that allow us to provide DSL services. We rely on Covad's line-powered voice access to provide our VoIP bundle home phone service. The following summarizes the contract expiration dates for our largest providers of broadband access:

Broadband Network Provider	Contract Expiration
Verizon Internet Services, Inc.	March 2011
Qwest Communications	November 2012
Corporation Comcast Corporation	December 2012
Covad Communications Company	December 2012
AT&T Corp.	February 2013
Time Warner Cable	November 2013

We maintain a leased backbone consisting of a networked loop of connections between multiple cities and our technology centers. We maintain data centers in two locations to provide service availability and connectivity. However, we are currently evaluating consolidating our data centers.

Competition

We operate in the Internet access services market, which is extremely competitive. We compete directly or indirectly with established online services companies, such as AOL and Microsoft; national communications companies and local exchange carriers, such as AT&T, Qwest and Verizon Communication, Inc. ("Verizon"); cable companies providing broadband access, including Charter Communications, Comcast, Cox Communications, Inc. and Time Warner Cable; local and regional ISPs; free or value-priced ISPs, such as United Online, Inc., which provides service under the brands Juno and NetZero; wireless Internet service providers; content companies and email service providers, such as Google and Yahoo!; and satellite and fixed wireless service providers. Competitors for our consumer VoIP services include established telecommunications and cable companies; ISPs; leading Internet companies; and companies that offer VoIP services as their primary business, such as Vonage. Competitors for our advertising services include major ISPs, content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites and various other companies that facilitate Internet advertising. Competition in the market for Internet access services is likely to continue increasing, and competition could cause us to decrease the pricing of our services, increase churn of our existing customers, increase operating costs or decrease the number of subscribers we are able to add.

We believe the primary competitive factors in the Internet access service industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on some of these factors when compared to some Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to other of our competitors. Current and potential competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage. In addition, our only significant access to offer broadband services over cable is through our agreement with Time Warner Cable.

We experience pricing pressures for certain of our consumer Internet access services, particularly our consumer broadband services, due to competition, volume-based pricing and other factors. Some providers, including AT&T, have reduced and may continue to reduce the retail price of their Internet access services to maintain or increase their market share, which could cause us to reduce, or prevent us from raising, our prices. We may encounter further market pressures to: migrate existing customers to lower-priced service offerings; restructure service offerings to offer more value; reduce prices; and respond to particular short-term, market-specific situations, such as special introductory pricing or new product or service offerings.

Business Services Segment

Our Business Services segment provides integrated communications services and related value-added services to businesses, enterprise organizations and communications carriers. Prior to our acquisition of ITC^DeltaCom, our Business Services segment primarily consisted of our New Edge Networks subsidiary, which provides managed IP-based network solutions to businesses nationwide. We also provide Internet access and web hosting services to small to mid-sized businesses. With the acquisition of ITC^DeltaCom, we have expanded our service offerings to include voice services and are able to offer our existing service offerings over a broader geographical area. In addition, we now own a fiber network that we can use to offer new services. We derived approximately 26% of our revenues during the year ended December 31, 2010 from our Business Services segment. This percentage will increase as our integrated communications services business grows through the acquisition of ITC^DeltaCom, our pending acquisition of One Communications and other potential future acquisitions.

Services

Our business services include data services, including managed IP-based network services and broadband Internet access services; voice services, including local exchange, long-distance and conference calling; mobile data and voice services; and web hosting. We provide our services to end user business customers and to wholesale customers. Our end users range from large enterprises with many locations, to small and medium-sized multi-site businesses to business customers with one site. Our wholesale customers consist primarily of telecommunications carriers and network resellers.

Bundled Services Approach

When financially advantageous for us to do so, we seek to bundle the integrated communications services we provide in our 14-state fiber optic network together with communications devices, related installation and maintenance service, and managed network services. Our targeted customers often will have multiple vendors for voice and data communications services, as well as additional vendors for communication devices, each of which may bill the customer separately. We offer a comprehensive package of local telephone, long distance, Internet access and other integrated communications services. We are able to leverage our experience in providing and maintaining customer premises equipment as well as relationships with leading manufacturers to provide our customers with access to a range of remotely managed office communication devices. We believe that our bundle of services provides an attractive means of delivering communications solutions.

Integrated Communications Services

Secure IP-based networks. We provide IP-based networks for business customers. Customers can choose a blend of access technologies including DSL, T-1 and DS3 lines, Ethernet and wireless broadband. We offer MPLS-based services, which enables businesses to combine a variety of applications of their choice on a single network to optimize bandwidth and provide reliable network performance. Customers can also use class of service ("CoS") tagging of MPLS network traffic, to prioritize which of their applications should move across the network ahead of others. Customer applications run on our mix of internal and public Internet links. Revenues consist of fees charged for managed IP-based networks, installation fees, termination fees, fees for equipment and cost recovery fees billed to customers.

Virtual private networks ("VPN"). VPNs are secure networks that link multiple customer locations by using computer software to dedicated circuits solely for the customer's use, instead of building a physical circuit to each customer location. We offer VPN solutions that provide businesses with a cost-effective means of creating their own secure networks for their traveling workforce, telecommuters and remote offices. Revenues consist of fees charged for access technologies, installation fees, termination fees, fees for equipment and cost recovery fees billed to customers.

Internet Access. We provide dial-up, high-speed and dedicated Internet access for business customers. We offer various speeds, reliable connectivity, business-class features like static IP addresses, multiple email accounts and customer service that is available 24/7. Revenues primarily consist of monthly recurring fees, installation fees and usage fees.

Local Telephone Services. We offer basic local dial tone service, as well as a wide range of local services, including premium local voice services, such as voicemail, universal messaging and directory assistance. We also offer all local CLASS (Custom Local Area Signaling Services) features, such as call forwarding, return call, hunting, call pick-up, repeat dialing and speed dialing services. We provide our local services primarily over digital T-1 transmission lines, which have 24 available channels. We also provide various protocol options, including primary rate interface, or PRI, lines, which have 24 channels, of which 23 are voice channels. Revenues primarily consist of monthly recurring fees and usage fees.

Long Distance Services. We offer both domestic and international switched and dedicated long distance services, including "1+" outbound dialing, inbound toll-free and calling card services. We generally sell our long distance services as part of a bundle that includes one or more of our local services offerings, our other network service offerings and/or our integrated solutions offerings. Revenues primarily consist of monthly recurring fees and usage fees.

Enhanced Services. We offer conference calling services, including toll-free and operator-assisted access, sub-conferencing and transcription service, and enhanced calling card services, which provide features such as voicemail and faxmail, voice-activated speed dialing, conference calling and network voice messaging. We also provide customized solutions tailored to the customer's needs through a network system, referred to as an "intelligent peripheral," that facilitates flexible interactions between the user and a network. Revenues primarily consist of monthly recurring fees.

Access Trunks. We offer access trunks to customers that own and operate switching equipment on their own premises. The trunks enable the switching equipment of our customers to be connected to our network over a digital T-1 transmission line. These connections provide customers with local and long distance calling capacity on any of the T-1's 24 available channels. Revenues primarily consist of monthly recurring fees and usage fees.

Private Line Services. We offer private line services that provide dedicated communications connections between two of our end-user customer's locations to transmit voice, video or data in a variety of bandwidths. Revenues primarily consist of monthly recurring fees.

ATM/Frame Relay Services. We provide high-bandwidth, low-delay, connection-oriented switching and multiplexing techniques for data transfer, which are known as asynchronous transfer mode, or ATM, services to some of our customers. ATM allows for the efficient, simultaneous high-speed transfer of voice, data and video, meeting a variety of "Quality of Service" objectives. We provide frame relay services to some of our customers on various network elements and switching platforms. These services provide an efficient method of data transport at speeds equivalent to those available over a digital T-1 transmission line. Revenues primarily consist of monthly recurring fees.

Mobile Data and Voice. We provide mobile data and voice services as a mobile virtual network operator, or MVNO, using the network of a nationwide wireless services provider that employs code division multiple-access, or CDMA, technology. Our mobile services provide nationwide mobile access to voice, e-mail, text and Internet connectivity. Our customers can select cell phones and personal digital assistants, or PDAs, from leading manufacturers and use our hosted e-mail exchange services to integrate office-based e-mail, calendar and contacts programs with the mobile devices. We offer the service only to customers who also purchase one of our other integrated communications services, providing a convenient single point of contact for our customer's communications needs with a single monthly statement. Revenues primarily consist of monthly recurring fees and usage fees.

Other Services. We offer a variety of other services that eliminate the inconvenience and complexity of managing multiple carrier relationships, technologies and geographic locations. These services enable our business customers to focus on their core business while we manage the network infrastructure. We believe our customers benefit from one seamless network, one provider and one point of contact for their total connection needs. These services include installation programs, managed network services, remote access and disaster recovery, among others. We also sell, install and perform on-site maintenance of equipment, such as telephones and private branch exchanges, or PBX. We offer these services in all of the markets in which we offer integrated communications services. Revenues consist of monthly recurring fees, installation fees, termination fees and fees for equipment.

Wholesale Services

Through our ITC^DeltaCom subsidiary, Interstate FiberNet, we provide voice and data services to other communications carriers and to larger-scale providers of network capacity. Revenues from these services are generated from sales to a limited number of other communications companies, including incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), wireless service providers, cable companies, ISPs and other carriers. Revenues consist of fees charged for network services, termination fees, fees for equipment and usage fees.

We offer the following services to some or all of our wholesale customers:

- Broadband transport services, including private line services, Ethernet private line services and wavelength services, that allow other communications providers to transport the traffic of their end-user or wholesale customers across our local and intercity network;
- Local communications services to ISPs and local dial tone communications services to other competitive exchange carriers;
- Nationwide live and automated operator and directory assistance services; and
- Dedicated Internet access services through our IP network and our direct connectivity to the IP networks of other ISPs.

Web Hosting

We lease server space and provide web hosting services that enable customers to build and maintain an effective online presence. Features include domain names, storage, mailboxes, software tools to build websites, e-commerce applications and 24/7 customer support. Revenues primarily consist of fees charged to customers for web hosting packages and domain registration fees.

Sales and Distribution

Subsequent to the acquisition of ITC^DeltaCom, we rebranded our business services as EarthLink Business. We also rebranded the ITC^DeltaCom wholesale business as Interstate FiberNet, an EarthLink Business company. Our current marketing strategy is to create brand awareness and develop a comprehensive suite of services to offer our customers. We seek to enhance our communications services by offering comprehensive bundling of services and deploying new technologies to further enhance customer loyalty. We are also focused on acquiring medium-sized and enterprise customers who have significant communications needs and purchase high-margin, value-added services and solutions.

We provide our integrated communications services through two primary sales channels, direct sales and independent dealers and sales agents. Our direct sales force is composed of sales personnel, technical consultants and technicians. We provide our customers with a point of contact, 24 hours a day and seven days a week, to support all of the services they receive from us.

We have an established network of independent dealers and agents to market our integrated communications services and equipment sales and related services. We employ dealer sales management strategically located in our direct sales offices to manage our independent dealer and agent sales forces. Our dealer sales management is responsible for recruiting new dealers to market our services and supporting new sales made by the dealers. As with our direct sales force, our independent dealers and agents have access to our technical consultants and technicians for sales support, as well as to our dedicated dealer support team, which provides order management and issue resolution services to our dealers. This access enables our dealers and agents to be more effective in their sales efforts and ultimately to present a more attractive bundle of services for the customer. Our authorized dealers and agents receive commissions based on services sold, usage volume and customer retention.

We market our wholesale services through a dedicated direct sales force. We generally enter into master service agreements with our wholesale services customers that have terms ranging from one to five years. Our wholesale customers purchase the capacity they require under the terms specified in the master agreements.

Customer Service and Retention

We seek to differentiate ourselves from our competitors by building long-term customer relationships based on customized service offerings and personalized customer service. Our collaborative sales approach allows our sales force to offer product bundles that meet the particular needs of each prospective and current customer. We believe that offering a bundled package of value-added communications services to our business customers is an attractive means of delivering communications solutions, thereby increasing retention rates and limiting customer churn. We are also seeking to improve customer response times through internal training programs and integrated billing, support and sales systems. We reinforce our strategy through compensation programs that reward our sales and account management staff based on customer retention and revenue growth.

Network Infrastructure

We provide our integrated communications services through a nationwide fiber optic-based network utilizing MPLS and other technologies, a 14-state fiber optic network and switching and colocation facilities.

Nationwide MPLS Network. Our nationwide fiber optic-based MPLS network is comprised of a mix of ATM and IP switches in locations across the U.S. We have access under wholesale agreements to extend our footprint where we do not have a physical presence. We have interconnection agreements with all major local exchange carriers to lease unbundled network elements, as well as commercial services agreements with national communications companies, CLECs, and cable and wireless service providers to provide last mile access to our customers and connectivity onto our network.

Fiber Optic Network. With the acquisition of ITC^DeltaCom, we obtained an advanced fiber optic network, which consisted of 16,504 route miles (12,559 miles owned or obtained through indefeasible rights to use and 3,945 miles marketed and managed) as of December 31, 2010 that extended from New York to Florida and from Georgia to Texas, and principally covered portions of ITC^DeltaCom's primary eight-state market. The network was built or acquired through direct construction and long-term dark fiber leases or indefeasible rights-of-use agreements. As of December 31, 2010, ITC^DeltaCom's network extended to over 200 points of presence. These points of presence are located in most major population centers in the areas covered by the fiber optic network and in a significant number of smaller towns and communities. The network included 44 completed metro fiber rings.

We have implemented electronic redundancy over a portion of our network, which enables traffic to be rerouted to another fiber in the same fiber sheath in the event of a partial fiber cut or electronic failure. In addition, as of December 31, 2010, approximately 74% of ITC^DeltaCom's network traffic was protected by geographical diverse routing, a network design also called a "self-healing ring," which enables traffic to be rerouted in the event of a total cable cut to an entirely different fiber optic cable.

Switching and Colocation Facilities. With the acquisition of ITC^DeltaCom, we also obtained a number of switching facilities. The network design, together with interconnection agreements with the incumbent local telephone companies, such as AT&T, enables us to be a facilities-based provider of local and long distance telephone services in all of our markets. Switches are the primary electronic components that connect customers to our network and transmit data and voice communications over our network. As of December 31, 2010, our switching facilities for voice communications consisted of eleven Nortel DMS-500 switch sites, two Nortel Call Server 2000 IP switch sites and seven Alcatel-Lucent 5E switch sites. All of the switches are capable of handling both data and local and long distance voice traffic.

We have colocated communications equipment within the central offices of incumbent local telephone companies in various markets in the southern United States. Colocation enables us to provide remote facilities-based local and long distance services in markets where we do not have switches, by using our switches in other locations as hosts. To provide these remote services, we use our fiber optic network and leased facilities to connect our remote equipment to our switches when it is economically and operationally advantageous for us to do so.

Our network backbone enables us to offer high-quality wavelength, Ethernet, synchronous optical network, or SONET, Internet access and virtual private networking services. The packet-switching portion of our network backbone is based upon Internet Protocol, which is a broadly deployed standards-based protocol that allows for the exchange of data between computer networks. The network infrastructure is built on our high speed Infinera-based wavelength division multiplexing, or WDM, platform and Cisco core routers.

Competition

Integrated Communications. The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. We compete directly or indirectly with ILECs, such as AT&T, Qwest, Windstream Corporation ("Windstream") and Verizon; other competitive telecommunications companies, such as Covad, Level 3, PAETEC and XO Holdings; interexchange carriers, such as Global Crossing and Sprint Nextel; wireless and satellite service providers; cable service providers, such as Charter Communications, Inc., Comcast, Cox Communications, Inc. and Time Warner Cable; and stand-alone VoIP providers. Competition could adversely impact us in several ways, including (i) the loss of customers and resulting revenue, (ii) the possibility of customers reducing their usage of our services or shifting to less profitable services, (iii) reduced traffic on our networks, (iv) our need to expend substantial time or money on new capital improvement projects, (v) our need to lower prices or increase marketing expenses to remain competitive, and (vi) our inability to diversify by successfully offering new products or services.

We believe the primary competitive factors in the communications industry include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. While we believe our business services compete favorably based on some of these factors, we are at a competitive disadvantage relative to some or all of these factors with respect to some of our competitors. Many of our current and potential competitors have greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours; own larger and more diverse networks; are subject to less regulation; or have substantially stronger brand names. In addition, industry consolidation has resulted in larger competitors that have greater economies of scale. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements and to devote greater resources to the marketing and sale of their products and services.

We expect to continue to face significant pricing and product competition from AT&T and other ILECs that are or become the dominant providers of telecommunications services in our markets. We may be required to reduce further some or all of the prices we charge for our retail local, long distance and data services as a result of the mergers of BellSouth, SBC and AT&T and of MCI and Verizon which have increased substantially their respective market power; the increase of cable companies, wireless carriers and providers of alternative forms of communication that rely on VoIP or similar applications; recent regulatory decisions that have decreased regulatory oversight of incumbent local telephone companies; and new broadband providers with cost structures lower than ours as a result of governmental subsidies. As a result, we may be required to reduce further some or all of the prices we charge for our retail local, long distance and data services which could adversely affect our revenues, cash flows and results of operations.

Web Hosting. The web hosting market is highly fragmented, has low barriers to entry and is characterized by considerable competition on price and features. We compete directly or indirectly with a number of companies, such as GoDaddy.com, Rackspace Hosting, Inc., Web.com and Yahoo!. Some of these companies have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Competition could cause us to decrease the pricing of our services, increase churn of our existing customers, increase operating costs or decrease the number of subscribers we are able to add, which would result in lower revenues, profits and cash flows.

Regulatory Environment

Our services are subject to varying degrees of federal, state and local regulation and, in light of our recent and pending acquisitions and the growth of our Business Services segment, will be more affected by regulation than in the past. Federal, state and local regulations governing our services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives, that could change the manner in which our industry operates and affect our business.

Overview

Through our wholly-owned subsidiaries, we hold numerous federal and state regulatory authorizations. The Federal Communications Commission (FCC) exercises jurisdiction over telecommunications common carriers to the extent that they provide, originate or terminate interstate or international communications. The FCC also establishes rules and has other authority over some issues related to local telephone competition. State regulatory commissions retain jurisdiction over telecommunications carriers to the extent that they provide, originate or terminate intrastate communications. State commissions also have authority to review and approve interconnection agreements between incumbent telephone carriers and competitive carriers such as us, and to conduct arbitration of disputes arising in the negotiation of such agreements. Local governments may require us to obtain licenses, permits or franchises to use the public rights-of-way necessary to install and operate our network.

The regulatory environment relating to our Business Services segment continues to evolve. Bills intended to amend the Communications Act of 1934, as amended by the Telecommunications Act of 1996 ("Communications Act") are introduced in Congress from time to time and their effect on us and the communications industry cannot always be predicted. Proposed legislation, if enacted, could have a significant effect on our business, particularly if the legislation impairs our ability to interconnect with incumbent carrier networks, lease portions of other carriers' networks or resell their services at reasonable prices, or lease elements of networks of the ILECs under acceptable rates, terms and conditions. We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon us specifically. We are also subject to a variety of local regulations in each of the geographic markets in which we operate.

Federal Regulation

Several of our operating subsidiaries are classified as non-dominant carriers by the FCC and, as a result, the prices, terms and conditions of our interstate and international services are subject to relatively limited FCC regulation. Like all common carriers, we are subject to the general requirement that our charges, practices and classifications for communications services must be "just and reasonable," and that we refrain from engaging in any "unjust or unreasonable discrimination" with respect to our charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, and before the assignment of any authorizations held by such a carrier. We have the operating authority required by the FCC to conduct our long distance business as it is currently conducted. As a non-dominant carrier, we may install and operate additional facilities for the transmission of domestic interstate communications without prior FCC authorization, except to the extent that radio licenses are required. The following discussion summarizes some specific areas of federal regulation that directly or indirectly affect our business.

Local Competition. The Communications Act preempts state and local laws to the extent that they prevent competition in the provisioning of any telecommunications service. The Communications Act imposes a variety of duties on local carriers, including competitive carriers such as us, to promote competition in the provisioning of local telephone services. These duties include requirements for local carriers to:

- interconnect with other telecommunications carriers;
- establish compensation arrangements for the completion of telecommunications service calls originated by customers of other carriers on a reciprocal basis;
- permit the resale of their services;
- permit users to retain their telephone numbers when changing carriers; and
- provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

Incumbent carriers are subject to additional duties. These duties include obligations of incumbent carriers to:

- offer interconnection at any feasible point in their networks on a non-discriminatory basis;
- offer colocation of competitors' equipment at their premises on a non-discriminatory basis;
- make available some of their network facilities, features and capabilities, referred to as Unbundled Network Elements, or UNEs, on non-discriminatory, cost-based terms; and
- offer wholesale versions of their retail services for resale at discounted rates.

Collectively, these requirements recognize that local telephone service competition is dependent upon cost-based and non-discriminatory interconnection with, and use of, some elements of incumbent carrier networks and facilities under specified circumstances. Failure to achieve and maintain such arrangements could have a material adverse effect on our ability to provide competitive local telephone services.

Over the past decade, decisions of federal courts and the FCC have narrowed significantly the scope of the facilities that incumbent telephone companies must make available UNEs to competitive carriers such as us at rates based on the Total Element Long Run Incremental Cost, or TELRIC, standard. Incumbent carriers must offer access to their copper loops and subloops, but must offer access to certain higher-capacity DS1 and DS3 transmission facilities only in wire center serving areas with relatively few business lines and colocated competitive carriers, as defined by detailed FCC regulations. In general, incumbent companies are not required to offer UNEs at TELRIC-based rates for fiber loops, DS1 and DS3 transmission facilities in relatively large wire centers or wire centers deemed to already be "competitive" based on FCC standards, optical speed transmission facilities or dark fiber. Further, incumbent companies no longer are required to provide local switching as a UNE, which means that we can no longer rely on the Unbundled Network Element-Platform, or UNE-P, to provide local services to customers at TELRIC-based rates. In some circumstances, AT&T, Verizon and other incumbent carriers are making available some of these facilities and services, either as lightly regulated special access services or under unregulated "commercial agreements," at significantly higher rates.

Interconnection Agreements. Under the Communications Act, incumbent carriers are required to negotiate in good faith with competitive carriers such as us interconnection, colocation, reciprocal compensation for local traffic and access to UNEs. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to "adopt" in their entirety agreements reached between the incumbent carrier and another carrier during the initial term of that agreement.

An interconnection agreement typically has a term of three years, although the parties may mutually agree to extend or amend such agreements. We operate under interconnection agreements with AT&T, Verizon, Qwest, Frontier Communications, CenturyLink, Fairpoint Communications and Windstream. Our retail operating companies each maintain interconnection agreements with the incumbent in each state and for each service territory within which we purchase UNEs. We expect, but cannot assure, that each new interconnection agreement to which we are or will be a party will provide us with the ability to provide service in each respective state on a reasonable commercial basis. In addition, new agreements could result in less favorable rates, terms and conditions than our prior agreements. If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements in each state on acceptable terms, we may invoke our ability to seek binding arbitration before state regulatory agencies. The arbitration process, which is conducted on a state-by-state basis, can be costly and time-consuming, and the results of arbitration may be unfavorable to us. If we are not able to renegotiate or enter into interconnection agreements on acceptable terms, or if we are subject to unfavorable arbitration decisions, our cost of doing business could increase and our ability to compete could be impeded. Moreover, our interconnection agreements and traffic exchange with companies other than incumbent local exchange carriers (such as wireless and VoIP providers and other competitive carriers) are not subject to the statutory arbitration mechanism, making it potentially more difficult to reach any agreement on terms that we view as acceptable.

The mergers of BellSouth, SBC and AT&T and of MCI and Verizon have significantly affected the availability of acceptable interconnection agreements that competitive carriers such as us can adopt without incurring the expense of lengthy negotiation and arbitration with an incumbent carrier in each state. Before their respective mergers, AT&T and MCI dedicated significant internal and external resources to negotiate and arbitrate interconnection agreements that many competitive carriers adopted or used as model agreements. These resources and the resulting model agreements are no longer available as a result of consolidation among carriers, and it is likely that competitive carriers such as us will be required to invest more resources than in the past to secure acceptable interconnection agreements.

Internet Protocol-Enabled Services. The FCC has held that cable modem services offered by cable television companies and broadband Internet services offered by incumbent local exchange carriers should be classified as "information services" and not telecommunications services subject to regulation under Title II of the Communications Act. The FCC's policy has also been to classify narrowband Internet access services as "information services", which are not subject to traditional telecommunications services regulation, such as licensing or pricing regulation. Any change to these rules that would apply per-minute carrier access charges to dial-up Internet access traffic could significantly impact our costs for this service.

The current regulatory environment for VoIP services remains unclear, as the decision whether VoIP is an "information service" or "telecommunications service" is still pending. The FCC is considering clarifications and changes to the regulatory status of services and applications using IP, including VoIP offerings. The FCC has issued a series of rulings in connection with the regulatory treatment of interconnected VoIP service, but many of the rulings have been narrowly tailored and others have addressed only discrete issues. In March 2004, the FCC issued a notice of proposed rulemaking seeking comment on how it might categorize various types of IP-based services, for example, by distinguishing IP services that interconnect to the public switched telephone network, or PSTN, or classifying those that are used as a true substitute for traditional telephone service. Although the FCC has yet to reach a conclusion on many of the key issues presented in this proceeding, it has issued a series of orders holding that VoIP services that interconnect with the PSTN are to be subject to a number of regulatory requirements, including rules relating to Universal Service Fund contributions, Customer Proprietary Network Information rules, the provisioning of network access to authorized law enforcement personnel, local number portability, E-911 and others. The FCC also held that state utility regulatory commissions may not impose pricing and entry regulations on "nomadic" interconnected VoIP services such as that offered by Vonage, concluding that Vonage's VoIP application, and others like it, are interstate services subject only to federal regulation. Reviewing courts have affirmed these FCC decisions. The FCC has not yet clarified definitively whether, and to what extent, providers of interconnected VoIP service are required to pay access charges to local exchange carriers, and broader questions on the regulatory status of VoIP remain to be resolved. We cannot predict how these matters will be resolved or the impact of these matters on companies with which we compete or interconnect.

Intercarrier Compensation. The FCC regulates the interstate access rates charged by local carriers to interexchange carriers for the origination and termination of interstate long distance traffic. These access rates make up a significant portion of the cost of providing long distance service. The FCC has adopted policy changes that over time are reducing incumbent carriers' access rates, which has the effect of lowering the cost of providing long distance service, especially to business customers. In addition, the FCC adopted rules that require competitive carriers to reduce their tariffed access charges to those no greater than the incumbent carriers with which they compete. Facilities-based carriers operating in a local market area must pay one another "reciprocal compensation" for terminating traffic over one another's local networks. Reciprocal compensation rates are generally much lower than access charges. The FCC also has adopted rules changing the compensation mechanism for traffic exchanged between telecommunications carriers that are destined for dial-up ISPs and requiring rates equal to or below the relatively low reciprocal compensation rates. In March 2005, the FCC initiated a proceeding designed to comprehensively examine and reform all of these types of intercarrier compensation, including access charges and reciprocal compensation. There has been no definitive result from this proceeding.

In February 2011, the FCC initiated a further review of the compensation arrangements between all carriers for the use of their respective networks. The pending proceeding could significantly alter the manner in which carriers, including carriers that use different service platforms such as wireless, cable and VoIP, are compensated for the origination and termination of communications traffic and the rates local exchange carriers charge for these access services. The proceeding could also significantly alter the manner in which facilities-based local carriers charge other carriers, such as VoIP providers and wireless providers, for the origination and termination of local communications traffic. The FCC's review of these matters will not only re-examine the rules governing the way carriers charge one another, but also the potential effect that changes to the intercarrier compensation regime could have on various federal subsidy programs such as the Universal Service Fund, on the nation's legacy carrier network infrastructure, and on consumers' retail rates.

Multiple proposals to reform the entire intercarrier compensation regime have been submitted to the FCC by various industry groups since the proceeding was initiated. The most recent rulemaking puts forward a mix of proposals, alternatives and analysis, asking for more input on the framework and potential overhauling of intercarrier compensation and universal service. However, the FCC has not yet enacted a prospective reform of intercarrier compensation. In addition, the FCC has repeatedly declined requests to declare whether under existing law interstate interexchange traffic that originates in IP format and terminates in circuit-switched or time-division multiplexing format is subject to higher switched access charges or lower reciprocal compensation rates. As a result, individual courts and state regulatory commissions have been addressing the issue in the context of individual collection disputes, with inconsistent results.

Special Access. Special access is a service offered by incumbent local telephone companies that consists of dedicated transmission facilities or private lines used by wireline and wireless telecommunications carriers, Internet-based service providers and large enterprise end-users. We rely on the purchase of special access services for "last mile" access to many of our customers' locations. As a result, the price of special access services must be available at rates that allow us to price our retail offerings to meet our gross margin expectations while remaining competitively priced in the retail market. Incremental increases in the prices of special access services will exert pressure on our gross margins. Since special access services are not subject to the unbundling requirements of the Communications Act, the prices for special access services have not been directly affected by the FCC's modification of network unbundling rules. To the extent, however, that the availability of UNE digital T1 lines may have served as a restraint on the prices charged for special access services, we could face increased prices for special access services given the limited alternative means of last mile access in some larger central offices resulting from application of the current unbundling rules.

In 1999, the FCC adopted rules that enable incumbent carriers to obtain pricing flexibility for their interstate special access services in various metropolitan areas depending on the level of competition present in an area. We purchase interstate special access services from incumbent carriers in many metropolitan areas where pricing flexibility has been granted. Depending on the degree of pricing flexibility for which the incumbent carrier qualifies in particular areas, the incumbent carrier may be entitled to impose contracts with minimum revenue commitments and bundles of purportedly discounted and non-discounted services that, in effect, enable the carrier to charge substantially greater prices for special access services in those areas, while making it more difficult for competitive carriers to offer substitute services. In some cases, the FCC has granted petitions by the incumbent carriers for forbearance from any regulation of some special access services.

As a result of the mergers of BellSouth, SBC and AT&T, and of MCI and Verizon, the number of providers of competitive access services has diminished. The FCC and the Department of Justice placed conditions on the AT&T and Verizon mergers to constrain the ability of AT&T and Verizon to raise prices on their wholesale special access and equivalent retail services. These regulatory pricing constraints have now expired. AT&T and Verizon are free to realign charges for special access services with current commercial rates. Because a substantial portion of our services are generated through the use of special access lines purchased from AT&T and Verizon, a significant increase in the price for special access could substantially increase our cost of services.

The FCC currently is considering whether and how to reform its special access rules. We rely to a considerable extent on interstate special access services purchased from the incumbent carriers in order to connect to our customers. We cannot predict when the FCC will issue a decision regarding special access prices or how any such decision will affect our business. A significant increase in the price for special access could materially increase our cost of services. Additional pricing flexibility for special access services offered by the incumbent carriers could place us at a competitive disadvantage, both as a purchaser of access and as a vendor of access to other carriers or end-user customers.

Universal Service. The Communications Act and the FCC's rules provide for a federal Universal Service Fund, which is intended to subsidize communications services in rural and high-cost areas, services for low-income consumers, and services for schools, libraries and rural health care providers. Currently, the FCC assesses all telecommunications providers, including us, a percentage of interstate revenues received from retail customers. Providers are permitted to pass through a specified percentage of their Universal Service Fund contribution assessment to their customers in a manner consistent with FCC billing regulations. However, the current policy exempts broadband access services from the Universal Service Fund.

In November 2008, the FCC proposed to base Universal Service Fund assessments on the number of telephone numbers that a telecommunications carrier actively provides to residential customers and a "connections-based" contribution methodology for business customers, rather than on a percentage of collected interstate revenues. The objective behind the proposal is to capture Universal Service Fund revenues from the expanding number of new service providers using different technologies to offer communications services. In February 2011, the FCC issued another notice of proposed rulemaking to consider whether to limit the number of recipients of Universal Service Fund proceeds in a specified geographic region and whether to select these recipients through a "reverse auction" process, in which the company willing to serve the region using the least amount of Universal Service Fund proceeds would be selected as the proceeds recipient. The FCC also is considering expanding the use of the Universal Service Fund to fund deployment of broadband services to areas that currently do not have or have limited access to high speed broadband services through the creation of a "Connect America Fund." These and other proposals pending before the FCC related to Universal Service Fund reform are expected to generate considerable debate and their outcome is not predictable. Historically, competitive carriers like us have been net contributors to these funds, and that trend is expected to continue. Any changes in the rules may affect our revenues and our competitive position in relation to other service providers, but it is not possible at this time to predict the extent we would be affected by any such rule changes, if at all. Separately, various states maintain, or are in the process of implementing, their own universal service programs, and the rules governing these state programs are also subject to changes. The FCC and state regulatory commissions are continuing to make changes to their universal service rules and policies, and it is difficult to predict how those changes might affect the telecommunications industry or us.

In addition, the Congress and FCC may consider expanding the Universal Service Fund to include broadband Internet access services. This change could allow broadband service providers to receive a subsidy for deploying broadband in rural and underserved areas, but it will most likely require broadband service providers to contribute to the Universal Service Fund as well. If broadband Internet access providers become subject to Universal Service Fund contribution obligations, they would likely impose a Universal Service Fund surcharge on end users. Such a surcharge will raise the effective cost of our broadband services to our customers, and could affect customer satisfaction or our revenues and profitability.

National Broadband Plan. As part of the American Recovery and Reinvestment Act of 2009, Congress directed the FCC, in coordination with the National Telecommunications and Information Administration, to develop a national broadband plan to ensure that Americans have access to broadband capability and to establish benchmarks in service of that goal. The FCC delivered its plan to Congress on March 16, 2010. The plan outlines at a high level the FCC's policies concerning middle-mile transport, intercarrier compensation, the Universal Service Fund, pole attachments, rights-of-way, spectrum allocation and broadband adoption.

The plan contains numerous recommendations for future actions by the FCC and Congress to further the goal of nationwide broadband access. We anticipate that the FCC will propose rule changes consistent with the plan and will seek additional comments before any final rules are adopted. The development of the FCC's plan may lead to changes in the legal and regulatory environment in which we operate. We cannot predict the nature and extent of the impact which the outcome of these proceedings will have on us or our operations.

Customer Proprietary Network Information and Privacy. The Communications Act and the FCC's rules require carriers to implement measures to prevent the unauthorized disclosure of Customer Proprietary Network Information, or CPNI. CPNI includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. In April 2007, the FCC revised its CPNI rules to impose new restrictions on telecommunications carriers and providers of interconnected VoIP service. We must file a verified certification of compliance by March 1 of each year that affirms the existence of training and other sales and marketing processes designed to prevent improper use and unauthorized release of CPNI. An inadvertent violation of these and related CPNI requirements by us could subject our company to significant fines or other regulatory penalties.

Additional measures to protect CPNI and consumer privacy are proposed from time to time, and both Congress and the FCC currently are considering such additional measures. These developments appear to be part of a broader trend to protect consumer information as it continues increasingly to be transmitted in electronic formats. We cannot predict whether additional requirements governing CPNI or other consumer data will be enacted, or whether such additional requirements will affect our ability to market or provide our services to current and future customers.

Network Management and Internet Neutrality. In August 2005, the FCC adopted a policy statement that outlined four principles intended to preserve and promote the open and interconnected nature of the public Internet. The FCC, the Administration and Congress have expressed interest in imposing these so-called "net neutrality" requirements on broadband Internet access providers, which address whether, and the extent to which, owners of network infrastructure should be permitted to engage in network management practices that prioritize data packets on their networks through commercial arrangements or based on other preferences. The FCC in 2005 adopted a policy statement expressing its view that consumers are entitled to access lawful Internet content and to run applications and use services of their choice, subject to the needs of law enforcement and reasonable network management. In an August 2008 decision, the FCC characterized these net neutrality principles as binding and enforceable and stated that network operators have the burden to prove that their network management techniques are reasonable. In that order, which was overturned by a court decision in April 2010, the FCC imposed sanctions on a broadband Internet access provider for managing its network by blocking or degrading some Internet transmissions and applications in a way that the FCC found to be unreasonably discriminatory. In December 2010, the FCC issued new rules to govern network management practices and prohibit unreasonable discrimination in the transmission of Internet traffic. These rules have not taken effect and are currently being challenged in court. It is not possible to determine what specific broadband network management techniques or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future legislative, regulatory or judicial decisions relating to net neutrality might affect our ability to manage our broadband network or develop new products or services.

Forbearance. The Communications Act of 1934, as amended, provides the FCC with the authority to not enforce, or "forbear" from enforcing, statutory requirements and regulations if certain public interest factors are satisfied. If the FCC were to forbear from enforcing regulations that have been established to enable competing broadband Internet access and VoIP, our business could be adversely affected. In December 2005, the FCC granted, in part, a petition for forbearance filed by Qwest seeking relief from specified dominant carrier regulations, including some unbundling obligations related to high capacity loops and transport, in those portions of the Omaha metropolitan statistical area where facilities-based competition had allegedly increased significantly. The FCC's dominant carrier regulations require Qwest, in part, to offer UNEs and also serve as a check on dominant carrier pricing for other wholesale services, such as special access lines, that we seek to purchase at commercially acceptable prices. Upon being granted relief by the FCC, Qwest has substantially increased the prices for the network elements that we use to provide services in eight central offices in the Omaha metropolitan statistical area, or MSA.

In January 2007, Qwest filed additional petitions for relief from dominant carrier regulation in the metropolitan statistical areas of Denver, Minneapolis-St. Paul, Phoenix and Seattle. In February 2008, Verizon re-filed petitions, which had previously been denied, for relief from dominant carrier regulation for the State of Rhode Island and Virginia Beach. In July 2008, the FCC denied the Qwest petitions. Qwest subsequently refiled a petition for forbearance for the Phoenix MSA only in March 2009. The FCC issued an order in June 2010 denying Qwest petition for Phoenix and setting forth specific thresholds and analytical frameworks that must be met for grant of such petitions. Qwest has since appealed the FCC decision and order and that appeal remains in the courts. If a court or the FCC upholds or grants any forbearance or similar petitions filed by incumbent carriers in the future affecting markets in which we operate, our ability to purchase wholesale network services from these carriers at cost-based prices that would allow us to achieve our target profit margins in those markets could be materially adversely affected. The grant of these petitions also would enable incumbent carriers to compete with their competitors, including us, more aggressively on price in the affected markets.

Other Federal Regulation. In addition to the specific matters listed above, we are subject to a variety of other FCC filing, reporting, record-keeping and fee payment requirements. The FCC has the authority generally to condition, modify, cancel, terminate, revoke or decline to renew licenses and operating authority for failure to comply with federal laws and the FCC's rules, regulations and policies. Fines or other penalties also may be imposed for such violations. The FCC or third parties may raise issues with regard to our compliance with applicable laws and regulations. Moreover, we are subject to additional federal regulation and compliance requirements from other government agencies such as the Federal Trade Commission, the Internal Revenue Service and the Securities and Exchange Commission.

State Regulation

We are subject to various state laws and regulations. Generally, the state public utility commissions require providers such as us to obtain certificates of authority from the commission before initiating service within the state. In most states, we also are required to file tariffs or price lists setting forth the terms, conditions and prices for specified services that are classified as intrastate and to update or amend our tariffs when we adjust our rates or add new products. We also are subject to various reporting and record-keeping requirements. Certificates of authority can be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for a carrier's failure to comply with state laws or rules, regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations. Public utility commissions or third parties may raise issues with regard to our compliance with applicable laws or regulations.

We have authority to offer intrastate long distance services in all 50 U.S. states and the District of Columbia. We provide local services, where authorized, by reselling the retail local services of the incumbent carrier in a given territory and, in some established markets, using incumbent carriers' network elements and our own local switching facilities.

State public utility commissions have responsibility under the Communications Act to oversee relationships between incumbent carriers and their competitors with respect to such competitors' use of the incumbent carriers' network elements and wholesale local services. Public utility commissions arbitrate interconnection agreements between the incumbent carriers and competitive carriers such as us when one of the parties elects to have it do so. Under the Telecommunications Act, the decisions of state public utility commissions with regard to interconnection disputes may be appealed to federal courts. There remain important unresolved issues regarding the scope of the authority of public utility commissions and the extent to which the commissions will adopt policies that promote local telephone service competition.

States also regulate the intrastate carrier access services of incumbent carriers. We are required to pay access charges to incumbent carriers when they originate or terminate our intrastate long distance traffic. We could be harmed by high access charges or increases to access charges, particularly to the extent that incumbent carriers do not incur the same level of costs with respect to their own intrastate long distance services or to the extent that they are able to offer their long distance affiliates better access pricing. States also regulate or legislate changes to the level of intrastate access charges assessed by competitive local exchange carriers such as us. Some states have ordered maximum rate caps for intrastate access charges of competitive carriers that could result in a decrease in access charge revenues and the inability of competitive carriers to recover fully the costs of providing these services. In one such action, which was effective in March 2008, Virginia capped the intrastate access charges of competitive carriers at the rates charged by the incumbent in whose territory the competitive carrier provides service.

Several states have also initiated intrastate universal service charges that parallel the interstate charges created by the FCC. The impact of these changes is not yet known. In addition, state legislatures are considering, and in some cases enacting, new laws that limit the authority of the state public utility commissions to regulate and oversee the business dealings of the incumbent carriers. We could be harmed by these actions.

We will be affected by how states regulate the retail prices of the incumbent carriers with which we compete. As the degree of intrastate competition is perceived to increase, states are offering incumbent carriers increased pricing flexibility and deregulation of particular services deemed to be competitive. This flexibility and deregulation may present the incumbent carriers with an opportunity to subsidize services that compete with our services with revenues generated from their non-competitive services, thereby allowing them to offer competitive services at prices lower than most or all of their competitors. For example, AT&T has obtained authority to create affiliates that would operate on a much less regulated basis and, therefore, could provide significant competition in addition to the local services historically offered by a much more regulated AT&T. We cannot predict the extent to which these developments may affect our business.

Many states require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations. These requirements can delay and increase the cost we incur to complete various financing transactions, including future stock or debt offerings, the sale of part or all of our regulated business or the acquisition of assets and other entities to be used in our regulated business.

Local Government Authorizations and Related Rights-of-Way

We are subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect our provision of both network services and carrier services. We are required to obtain street use and construction permits and licenses or franchises to install and expand our fiber optic network using municipal rights-of-way. In some municipalities where we have installed network equipment, we are required to pay license or franchise fees based on a percentage of gross revenues or a per linear foot basis. Following the expiration of existing franchises, these fees are at risk of increasing. In many markets, incumbent carriers do not pay these franchise fees or pay fees that are substantially lower than those required to be paid by us, although the Telecommunications Act requires that, in the future, such fees be applied in a competitively neutral manner. To the extent that our competitors do not pay the same level of fees that we do, we could be at a competitive disadvantage. Termination of the existing franchise or license agreements before their expiration dates, or a failure to renew the franchise or license agreements, and a requirement that we remove the corresponding portion of our facilities or abandon the corresponding portion of our network, could harm our business. In addition, we would be adversely affected if we are unable to obtain additional authorizations for any new network construction on reasonable terms.

A number of states are considering reforming their laws and regulations governing the issuance of franchises and permits by local governmental authorities, and some states already have enacted laws authorizing some types of entities to secure a state-wide franchise. Congress also has considered from time to time, and may consider in the future, various proposals intended to reform the relationship between federal, state and local governments in connection with the franchising process. We cannot predict how these issues will be resolved, or the extent to which these developments will affect our ability to compete. Unresolved issues also exist regarding the ability of new local service providers to gain access to commercial office buildings to serve tenants. The outcome of these challenges cannot be predicted.

Other Regulation

Internet Taxation. The Internet Tax Non-Discrimination Act, which is in effect through November 2014, places a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce. Certain states have enacted various taxes on Internet access and electronic commerce, and selected states' taxes are being contested on a variety of bases. If these state tax laws are not successfully contested, or if future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce are adopted, our cost of providing Internet access services could be increased and our business could be adversely affected.

Consumer Protection. Federal and state governments have adopted consumer protection laws and undertaken enforcement actions to address advertising and user privacy. As part of these efforts, the Federal Trade Commission ("FTC") and some state Attorney General offices have conducted investigations into the privacy practices of companies that collect information about individuals on the Internet. The FTC and various state agencies as well as individuals have investigated and asserted claims against, or instituted inquiries into, ISPs in connection with marketing, billing, customer retention, cancellation and disclosure practices.

Proprietary Rights

Our EarthLink, EarthLink Business and PeoplePC trademarks are valuable assets to our business, and are registered trademarks in the United States. In particular, we believe the strength of the EarthLink, EarthLink Business and PeoplePC brands among existing and potential customers is important to the success of our business. Additionally, our EarthLink, EarthLink Business and PeoplePC service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business. Although we do have several patents, we do not consider these patents important to our business. We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. We will continue to assess appropriate occasions for seeking trademark and other intellectual property protections for those aspects of our business and technology that we believe constitute innovations providing us with a competitive advantage. From time to time, third parties have alleged that certain of our technologies infringe on their intellectual property rights. To date, none of these claims has had an adverse effect on our ability to market and sell our services.

Employees

As of December 31, 2010, we had 1,870 employees, including 1,069 operations and customer support personnel, 614 sales and marketing personnel and 187 administrative personnel. None of our employees are represented by a labor union, and we have no collective bargaining agreements.

Available Information

We file annual reports, quarterly reports, current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 942-8090. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including EarthLink, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet web site (http://www.earthlink.net) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as well as Section 16 reports filed on Forms 3, 4 and 5, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet web site is not meant to be incorporated by reference into this Annual Report on Form 10-K.

We also provide a copy of our Annual Report on Form 10-K via mail, at no cost, upon receipt of a written request to the following address:

Investor Relations
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

Item 1A. Risk Factors.

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Risks Related to Our Business Strategy

We may not be able to execute our business strategy to transition to a leading IP infrastructure and managed services provider, which could adversely impact our results of operations and cash flows.

During 2010, we initiated a new business strategy to transition to a leading IP infrastructure and managed services provider. To implement this strategy, we plan to combine our existing business services with the integrated communications businesses of our recent acquisition of ITC^DeltaCom and our pending acquisition of One Communications. We plan to offer a comprehensive suite of business services under a new brand, EarthLink Business. There can be no assurance that our efforts will be successful. We may have difficulty managing and developing new products and services, entering into new markets or combining service offerings and sales forces, especially where we have no or limited direct prior experience or where competitors may have stronger market positions. We may not be able to achieve the name recognition or status under this new brand that we have anticipated. In order to be successful, we must also create economies of scale to allow us to increase revenues while incurring incremental costs that are proportionately lower than those applicable to the existing businesses. In addition, the capital expenditures required to support our new strategy may be greater than anticipated. Our revenues and the revenues of ITC^DeltaCom and One Communications have been declining and we expect the revenues from certain aspects of these businesses to continue to decline. Therefore, the inability to successfully implement our new business strategy to counteract these declining revenues could have an adverse impact on our business, financial condition, results of operations and cash flows.

We may be unsuccessful in making and integrating acquisitions into our business, which could result in operating difficulties, losses and other adverse consequences.

In December 2010, we completed our acquisition of ITC^DeltaCom and entered into definitive agreements to acquire One Communications and STS Telecom. Our ability to achieve the benefits of acquisitions depends in part on the integration and leveraging of technology, operations, sales and marketing channels and personnel. Integration and other risks associated with acquisitions can be more pronounced for larger and more complicated transactions or if multiple transactions are integrated simultaneously. The challenges and risks involved in the integration of acquired businesses and any future businesses that we may acquire include:

- diversion of management's attention and resources that would otherwise be available for the current operation of our business;
- failure to fully achieve expected synergies and costs savings;
- higher integration costs than anticipated;
- the impact on employee morale and the retention of employees, many of whom may have specialized knowledge about their business;
- lost revenues or opportunities as a result of our current or potential customers or strategic partners deciding to delay or forego business;
- difficulties combining product offerings and entering into new markets in which we are not experienced;

- the integration of departments, operating support systems, such as billing systems, and technologies, such as network equipment;
- the need to implement and maintain uniform controls, procedures and policies throughout all of our acquired companies or the need to remediate significant control deficiencies that may exist at acquired companies; and
- potential unknown liabilities.

We may not realize anticipated synergies, cost savings, growth opportunities and operational efficiencies from our acquisitions, or the anticipated benefits may take longer or present greater cost to realize than expected. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We expect to continue to evaluate and consider potential strategic transactions that we believe may complement our business. At any given time, we may be engaged in discussions or negotiations with respect to one or more of such transactions that may be material to our financial condition and results of operations. There can be no assurance that any such discussions or negotiations will result in the consummation of any transaction, or that we will identify appropriate transactions on terms acceptable to us. Future acquisitions may result in significant costs and expenses and charges to earnings, including those related to severance pay, employee benefit costs, asset impairment charges, charges from the elimination of duplicative facilities and contracts, legal, accounting and financial advisory fees, and payments to executive officers and key employees under retention plans. Additionally, future acquisitions may result in the dilutive issuances of equity securities, use of our cash resources, incurrence of debt or contingent liabilities, amortization expense related to acquired definite-lived intangible assets or the potential impairment of amounts capitalized as intangible assets, including goodwill. Any of these items could have a material adverse affect on our business, financial condition, results of operations and cash flows.

We also may experience risks relating to the challenges and costs of closing a transaction and the risk that an announced transaction may not close, including our pending acquisition of One Communications. Completion of certain acquisition transactions are conditioned upon, among other things, the receipt of approvals, including from the FCC and certain state public utilities commissions. Failure to complete a pending transaction would prevent us from realizing the anticipated benefits. We would also remain liable for significant transaction costs, including legal and accounting fees, whether or not the transaction is completed. In addition, the current market price of our common stock may reflect a market assumption as to whether the transaction will occur. Consequently, the completion of, or a failure to complete, a transaction could result in a significant change in the market price of our common stock.

The continuing effects of adverse economic conditions could harm our business.

Unfavorable general economic conditions, including recession and disruptions to the credit and financial markets, could negatively affect our business. Our consumer access services are discretionary and dependent upon levels of consumer spending. In addition, our business customers are particularly exposed to a weak economy. These conditions could adversely affect the affordability of, and customer demand for, some of our products and services and could cause customers to delay or forgo purchases of our products and services. Also, our business customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us. One or more of these circumstances could cause our revenues to decline, churn to increase, allowance for doubtful accounts and write-offs of accounts receivable to increase or otherwise have a material adverse effect on our business, financial position, results of operations and cash flows.

Additionally, our business is dependent on third-party vendors for services and network equipment integral to our business, some of which are experiencing financial distress. If these vendors encounter or continue to encounter financial difficulties, their ability to supply services and network equipment to us may be curtailed. If such vendors were to fail, we may not be able to replace them without disruption to, or deterioration of, our service and we may incur higher costs. Acquirers of distressed suppliers may not continue to upgrade technology associated with the type of equipment we use in our network. If we were required to purchase another manufacturer's equipment, we could incur significant initial costs to integrate the equipment into our network and to train personnel to use the new equipment, which could have an adverse effect on our financial condition and results of operations. Any interruption in the services provided by our third-party vendors could adversely affect our business, financial position, results of operations and cash flows.

If we do not continue to innovate and provide products and services that are useful to individual subscribers and business customers, we may not remain competitive, and our revenues and operating results could suffer.

The market for Internet and telecommunications services is characterized by changing technology, changes in customer needs and frequent new service and product introductions, and we may be required to select one emerging technology over another. Our future success will depend, in part, on our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. We may not be able to adapt quickly enough to changing technology, customer requirements and industry standards. Such changes could include the increasing use of wireless forms of communication, such as handheld Internet-access devices and mobile phones, new competitors such as VoIP providers and the acceleration of the adoption of broadband due to government funding to deploy broadband to rural areas. In addition, the development and offering of new services in response to new technologies or consumer demands may require us to increase our capital expenditures significantly. Moreover, new technologies may be protected by patents or other intellectual property laws and therefore may be available only to our competitors and not to us. Any of these factors could adversely affect our revenues and profitability.

Our failure to implement cost reduction initiatives will adversely affect our results of operations.

We have adopted an operating framework that includes a disciplined focus on operational efficiency. The success of our operating efficiencies and cost reductions is necessary to achieve the desired synergies we hope to achieve with the integration of our recent and potential future acquisitions. In addition, as part of this framework, during the past three years we have implemented significant cost reduction initiatives, including reducing our headcount, outsourcing certain functions, streamlining internal processes, renegotiating contracts with network service providers and consolidating or closing certain facilities. We plan to continue to implement cost reduction initiatives and to manage our business more efficiently. However, we believe that large-scale cost reduction opportunities that we have previously experienced in our legacy business will be more limited in the future and in some cases, we may incur upfront costs in connection with implementing certain initiatives. In addition, although we seek to align our cost structure with trends in revenue, we do not expect to be able to reduce our cost structure in our Consumer Services segment to the same extent as those declines in revenue and our cost reduction initiatives might not yield the anticipated benefits. Finally, we may not be able to implement the same discipline for operations related to our recent and potential future acquisitions. If we do not recognize the anticipated benefits of our cost reduction initiatives, or do so in a timely manner, our profitability and cash flows will decline.

We will require a significant amount of cash, which may not be available to us, to service our debt and fund our other liquidity needs.

On November 15, 2011, holders of our $255.8 million outstanding principal amount of 3.25% Convertible Senior Notes Due 2026 (the "EarthLink Notes") have the right under the governing indenture to require us to repurchase the EarthLink Notes. Our ability to repurchase these EarthLink Notes as well as to make payments on, or to refinance or repay, our debt, fund planned capital expenditures, pay quarterly cash dividends and continue to pursue our new business strategy, which may involve future acquisitions, will depend largely upon our future operating performance and our ability to access the capital markets. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us, in an amount sufficient to enable us to pay our debt or fund our other liquidity needs. If we are forced to pursue any of the above options under distressed conditions, our business could be adversely affected.

In addition, adverse conditions in the capital markets, which in recent years have significantly reduced the availability of corporate credit, could continue to affect the global financial system and equity markets, which would limit our access to the debt and equity markets at a time when we would like, or need, to access such markets. This limitation could have an adverse effect on our flexibility to react to changing economic and business conditions.

Risks Related to Our Consumer Services Segment

We face significant competition in the Internet industry that could reduce our profitability.

We operate in the Internet access services market, which is extremely competitive. We compete directly or indirectly with established online services companies, such as AOL and the Microsoft Network; national communications companies and local exchange carriers, such as AT&T, Qwest and Verizon; cable companies providing broadband access, including Charter Communications, Inc., Comcast, Cox Communications, Inc. and Time Warner Cable; local and regional ISPs; free or value-priced ISPs, such as United Online, Inc. which provides service under the brands Juno and NetZero; wireless Internet service providers; content companies and email providers, such as Google and Yahoo!; and satellite and fixed wireless service providers. Competitors for our consumer VoIP services include established telecommunications and cable companies; ISPs; leading Internet companies; and companies that offer VoIP services as their primary business, such as Vonage. Competitors for our advertising services include major ISPs, content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites, and various other companies that facilitate Internet advertising. Competition in the market for access services is likely to continue increasing, and competition could cause us to decrease the pricing of our services, increase churn of our existing customers, increase operating costs or decrease the number of subscribers we are able to add.

We believe the primary competitive factors in the Internet access service industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on some of these factors when compared to some Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to other of our competitors. Current and potential competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage. In addition, our only significant access to offer broadband services over cable is through our agreement with Time Warner.

We experience pricing pressures for certain of our consumer access services, particularly our consumer broadband services, due to competition, volume-based pricing and other factors. Some providers, including AT&T, have reduced and may continue to reduce the retail price of their Internet access services to maintain or increase their market share, which could cause us to reduce, or prevent us from raising, our prices. We may encounter further market pressures to: migrate existing customers to lower-priced service offerings; restructure service offerings to offer more value; reduce prices; and respond to particular short-term, market-specific situations, such as special introductory pricing or new product or service offerings. Any of the above could adversely affect our revenues and profitability.

Our consumer business is dependent on the availability of third-party network service providers.

Our consumer business depends on the capacity, affordability, reliability and security of third-party network service providers. Only a small number of providers offer the network services we require, and the majority of our network services are currently purchased from a limited number of network service providers. Our principal provider for narrowband services is Level 3. We also purchase narrowband services from certain regional and local providers. Our largest providers of broadband connectivity are AT&T, Bright House Networks, Comcast, Covad, Qwest, Time Warner Cable and Verizon. Network service providers have merged and may continue to merge, which would reduce the number of suppliers from which we could purchase network services.

We cannot be certain of renewal or non-termination of our contracts or that legislative or regulatory factors will not affect our contracts. Our results of operations could be materially adversely affected if we are unable to renew or extend contracts with our current network providers on acceptable terms, renew or extend current contracts with our network providers at all, acquire similar network capacity from other network providers, or otherwise maintain or extend our footprint. Additionally, each of our network providers sells network access to some of our competitors and could choose to grant those competitors preferential network access or pricing. Many of our network providers compete with us in the market to provide consumer Internet access. Such events may cause us to incur additional costs, pay increased rates for wholesale access services, increase the retail prices of our service offerings and/or discontinue providing retail access services, any of which could adversely affect our ability to compete in the market for retail access services.

The continued decline of our consumer access subscribers, combined with the change in mix of our consumer access base from narrowband to broadband, will adversely affect our results of operations.

Our consumer access revenues consist primarily of narrowband access revenues and broadband access revenues. Our narrowband subscriber base and revenues have been declining and are expected to continue to decline due to continued maturation of the market for narrowband access, increased availability and reduced pricing of broadband access services and an increase in advanced applications such as music downloads, videos, online gaming and social networking which require greater bandwidth for optimal performance. Our broadband subscriber base and revenues have been declining due to increased competition among broadband providers. We expect our consumer access subscriber base and revenues to continue to decline, which will adversely affect our profitability and results of operations. Our strategy for consumer access subscribers has been to reduce our sales and marketing efforts and focus instead on retaining customers and adding customers that are more likely to produce an acceptable rate of return. If we do not maintain our relationships with current customers or acquire new customers, our revenues will decline and our profitability will be adversely affected.

Changes in the mix of our consumer access subscriber base, from narrowband access to broadband access, have also negatively affected our consumer access profitability. Our consumer broadband access services have lower gross margins due to the higher costs associated with delivering broadband services. Our ability to provide these services profitably is dependent upon cost-effectively purchasing wholesale broadband access and managing the costs associated with delivering broadband services. While we continuously evaluate cost reduction opportunities associated with the delivery of broadband access services, our overall profitability will be adversely affected if we are unable to continue to manage and reduce costs associated with the delivery of broadband services.

Our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations.

A significant number of our new consumer subscribers have been generated through strategic alliances, including through our marketing alliance with Time Warner Cable and Bright House Networks. Generally, our strategic alliances and marketing relationships are not exclusive and may have a short term. In addition, as our agreements expire or otherwise terminate we may be unable to renew or replace these agreements on comparable terms, or at all. Our inability to maintain our marketing relationships or establish new marketing relationships could result in delays and increased costs in adding paying subscribers and adversely affect our ability to add new customers, which could, in turn, have a material adverse effect on us. The number of customers we are able to add through these marketing relationships is dependent on the marketing efforts of our partners, and there is no commitment for these partners to provide us with new customers. A significant decrease in the number of gross subscriber additions generated through these relationships could adversely affect the size of our consumer customer base and revenues.

Privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services.

Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies. However, any failure or perceived failure to comply with these laws, regulations or policies may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business.

In addition, as our services are web-based, we store a substantial amount of data on our servers for customers (including personal information). Any systems failure or compromise of our security that results in the release of our users' data could increase subscriber churn as well as limit our ability to attract new customers by damaging our reputation and brand. We may also need to expend significant resources to protect against security breaches.

Changes in technology in the Internet access industry could cause a decline in our business.

Our dial-up Internet access services rely on their compatibility with other third-party systems and products, including operating systems. Incompatibility with third-party systems and products could adversely affect our ability to deliver our services or a user's ability to access our services. Our dial-up services are dependent on dial-up modems and an increasing number of computer manufacturers do not pre-load their new computers with dial-up modems, requiring the user to separately acquire a modem to access our services. As the dial-up Internet access market declines and new technologies emerge, we may not be able to continue to effectively distribute and deliver our dial-up services.

The DSL portion of our broadband access business has also declined over the past several years, and we expect a continued decline in this business as a result of the advantages of the high-speed DOCSIS 3.0 technology offered by many cable broadband providers. This decline may adversely affect our broadband access business as our only other significant means of offering broadband services over cable is through our agreement with Time Warner Cable. In addition, advanced fiber-based technologies being utilized by AT&T and Verizon may also adversely affect both our dial-up and broadband access businesses.

Risks Related to Our Business Services Segment

We face significant competition in the communications industry that could reduce our profitability.

Integrated Communications. The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. We compete directly or indirectly with incumbent local exchange carriers, such as AT&T, Qwest, Windstream and Verizon; other competitive telecommunications companies, such as Covad, Level 3, PAETEC and XO; interexchange carriers, such as Global Crossing and Sprint Nextel; wireless and satellite service providers; cable service providers, such as Charter Communications, Inc., Comcast, Cox Communications, Inc. and Time Warner Cable; and stand-alone VoIP providers. Competition could adversely impact us in several ways, including (i) the loss of customers and resulting revenue, (ii) the possibility of customers reducing their usage of our services or shifting to less profitable services, (iii) reduced traffic on our networks, (iv) our need to expend substantial time or money on new capital improvement projects, (v) our need to lower prices or increase marketing expenses to remain competitive and (vi) our inability to diversify by successfully offering new products or services.

We believe the primary competitive factors in the communications industry include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. While we believe our business services compete favorably based on some of these factors, we are at a competitive disadvantage relative to some or all of these factors with respect to some of our competitors. Many of our current and potential competitors have greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours; own larger and more diverse networks; are subject to less regulation; or have substantially stronger brand names. In addition, industry consolidation has resulted in larger competitors that have greater economies of scale. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, to increase prices that we pay for wholesale inputs to our services and to devote greater resources to the marketing and sale of their products and services.

We expect to continue to face significant pricing and product competition from AT&T and other incumbents that are or become the dominant providers of telecommunications services in our markets. We may be required to reduce further some or all of the prices we charge for our retail local, long distance and data services as a result of the mergers of BellSouth, SBC and AT&T and of MCI and Verizon Communications which have increased substantially their respective market power; the increase of cable companies, wireless carriers and providers of alternative forms of communication that rely on VoIP or similar applications; recent regulatory decisions that have decreased regulatory oversight of incumbent local telephone companies; and new broadband providers with cost structures lower than ours due to governmental subsidies. As a result, we may be required to reduce further some or all of the prices we charge for our retail local, long distance and data services which could adversely affect our revenues, cash flows and results of operations.

Web Hosting. The web hosting market is highly fragmented, has low barriers to entry and is characterized by considerable competition on price and features. We compete directly or indirectly with a number of companies, such as GoDaddy.com, Rackspace Hosting, Inc., Web.com and Yahoo!. Some of these companies have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Competition could cause us to decrease the pricing of our services, increase churn of our existing customers, increase operating costs or decrease the number of subscribers we are able to add, which would result in lower revenues and profits.

Decisions by the Federal Communications Commission relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services.

We rely in significant part on purchasing wholesale services and leasing network facilities from AT&T and other incumbent carriers. Over the past several years, the FCC has reduced or eliminated a number of regulations governing the incumbent carriers' offerings, including removal of local switching and other network elements from the list of elements that the incumbent carriers must provide on an unbundled basis at TELRIC cost-based rates, as well as the grant of broad pricing flexibility to incumbents for their special access services in many areas. If the incumbent carriers do not continue to permit us to purchase these services from them under commercial arrangements at reasonable rates, our business could be adversely affected and our cost of providing local service could increase. This can have a significant adverse impact on our operating results and cash flows. If the FCC, Congress, state legislatures or state regulatory agencies were to adopt measures further reducing the local competition-related obligations of the incumbents or allowing those carriers to increase further the rates we must pay, we could experience additional increases in operating costs that would negatively affect our operating results and cash flows.

Our wholesale services, including our broadband transport services, will be adversely affected by pricing pressure, network overcapacity, service cancellations and other factors.

ITC^DeltaCom experienced, and we expect to continue to experience, adverse trends related to wholesale service offerings, including our broadband transport services and local interconnection business, which have resulted primarily from a reduction in rates charged to our customers due to overcapacity in the broadband services business and from service cancellations by some customers. Pending or contemplated consolidations in our industry also may continue to affect adversely our wholesale services business by improving the resources of the consolidating companies and reducing their demand for our services as those companies upgrade their own networks and consolidate their voice and data traffic on those networks. We expect that these factors will result in continued declines in revenues and cash flows from our wholesale service offerings. Such declines will have a disproportionately adverse effect on our operating results because of the higher gross margins associated with our wholesale services.

Our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services.

We depend on other communications companies to originate and terminate a significant portion of the long distance traffic initiated by our customers. Our operating performance will suffer if we are not offered these access services at rates that are substantially equivalent to the costs of, and rates charged to, our competitors and that permit profitable pricing of our long distance services. The charges for access services historically have made up a significant percentage of our overall cost of providing long distance service. Some of our Internet-based competitors generally have been exempt from these and other regulatory charges, which could give them a significant cost advantage over us in this area. The FCC currently is considering what charges, if any, should be assessed on long distance and other interconnected voice services provided over the Internet.

We may experience reductions in switched access and reciprocal compensation revenue.

Over the past several years, ITC^DeltaCom experienced a decline in its revenues for switched access and reciprocal compensation. These switched access and reciprocal compensation revenues may continue to decline as a result of lower volume of traditional long distance voice minutes and FCC and state regulations compelling a reduction of switched access and reciprocal compensation rates. The FCC has been considering proposals for an integrated intercarrier compensation regime under which all traffic exchanged between carriers would be subject to a unified rate. Such changes could materially reduce our switched access revenue from other carriers. We cannot predict the outcome of pending FCC rule makings related to intercarrier compensation. In addition, some states have adopted, and other states are considering, rules that lower or cap the switched access rates of competitive carriers. Switched access and reciprocal compensation together have been declining over time. There can be no assurance that we will be able to compensate for the reduction in intercarrier compensation revenue with other revenue sources or increased volume.

Our inability to maintain our network infrastructure, portions of which we do not own, could adversely affect our operating results.

We have effectively extended our network by entering into agreements with public utility companies to sell long-haul private line services on the fiber optic networks owned by these companies. Any cancellation or non-renewal of any of these agreements, any adverse legal ruling with respect to our rights under any of these agreements, or any future failure by us to acquire and maintain similar network agreements in these or other markets as necessary could materially adversely affect our operations. In addition, some of our agreements with the public utility companies are non-exclusive, and our business would suffer from any reduction in the amount of capacity they make available to us.

If we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected.

To provide local telephone services, we must interconnect with and resell the services of the incumbent carriers to supplement our own network facilities, pursuant to interconnection agreements between us and the incumbent carriers. As the original term of each of our interconnection agreements expires, it typically will be renewed on a month-to-month basis until it is replaced by a successor agreement. Further, federal regulators have adopted substantial modifications to the requirements that obligate AT&T, Verizon and other former monopoly local telephone companies to provide to us at cost-based rates the elements of their telephone networks that enable us to offer many of our services at competitive rates. Moreover, in areas outside of the territories of former Regional Bell Operating Companies in which we do business, such as the territories of CenturyLink, Frontier Communications, Fairpoint Communications, and Windstream, those incumbents carriers are subject to less wholesale regulation than are the RBOCs and tend to have less favorable interconnection options available to competitive carriers. If we are unable to enter into or maintain favorable interconnection agreements in our markets, our ability to provide local services on a competitive and profitable basis may be adversely affected. Any successful effort by the incumbent carriers to deny or substantially limit our access to their network elements or wholesale services also would harm our ability to provide local telephone services.

We may not be able to compete effectively if we are unable to install additional network equipment or convert our network to more advanced technology.

We may find it necessary to install additional network equipment and/or to convert our existing network to a network using more advanced technology. We may not have or be able to raise the significant capital that a conversion may require, or be able to complete the installation of additional network equipment and the conversion to more advanced technology in a timely manner, at a commercially reasonable cost or at all. We also may face technological problems that cannot be resolved. If we are unable to successfully install or operate new network equipment or to convert our network to a network using more advanced technology, we may not be able to compete effectively, and our results of operations could be adversely affected.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations.

To obtain and maintain rights-of-way and similar franchises and licenses needed to install, operate and maintain fiber optic cable and our other network elements, we must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. For example, if we lose access to a right-of-way, we may need to spend significant amounts to remove and relocate our facilities.

General Risks

We may be unable to retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us.

Our business depends on the continued services of our senior management and other key personnel and our ability to retain and motivate them effectively. Competition for qualified personnel, including management, technical and sales personnel, may increase in a recovering economic environment. Acquisitions and workforce reductions may affect our ability to retain or replace key personnel, harm employee morale and productivity or disrupt our business. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with us following a merger transaction. In addition, reductions in workforce have resulted in less redundancy of mission critical roles. Effective succession planning is important to our long-term success. Failure to ensure effective transfer of knowledge and transitions involving key employees could hinder execution of our business strategies. Finally, the loss of any of our key executives could impair our ability to implement our acquisition integration plans, execute our business strategy or otherwise have a material adverse effect on us.

Interruption or failure of our network and information systems and other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results.

Our network, network operations centers, central offices, corporate headquarters and those of our third party service providers are vulnerable to damage or interruption from earthquakes, hurricanes and other natural disasters, terrorist attacks, floods, fires, power loss, telecommunications failures, break ins, human error, computer denial of service attacks, computer hackings, computer viruses, worms or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. Further, any security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems and networks, including customer, personnel and vendor data, could damage our reputation and require us to expend significant capital and other resources to remedy any such security breach. We may experience service interruptions or system failures in the future. In addition, as we consider potential outsource or network consolidation opportunities, we may experience service interruptions despite our efforts to minimize the impact to customers. Any service interruption adversely affects our ability to operate our business and could result in an immediate loss of revenues. If we experience frequent or persistent system or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect. The occurrence of any such network, email or information system-related events or security breaches could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our ability to provide communications services also could be materially adversely affected by a cable cut, switch failure or other equipment failure along our fiber optic network or along any other fiber optic network on which we lease transmission capacity. A significant portion of our fiber optic network is not protected by electronic redundancy or geographical diverse routing. Lack of these safeguards could result in our inability to reroute traffic to another fiber in the same fiber sheath in the event of a partial fiber cut or electronics failure or to an entirely different fiber optic route, assuming capacity is available, if there occurs a total cable cut or if we fail to maintain our rights-of-way on some routes.

In addition, our consumer VoIP services, including our E911 service, depend on the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. If our third party service providers fail to maintain these facilities properly, or fail to respond quickly to problems, our customers may experience service interruptions. In addition, our E911 emergency service for our VoIP services is different in significant respects from the emergency calling services offered by traditional wireline telephone companies. Those differences may cause significant delays, or even failures, in callers' receipt of the emergency assistance they need. VoIP providers are not currently protected by legislation, so any resulting liability could be substantial. If interruptions or delays adversely affect the perceived reliability of our service, we may have difficulty attracting new customers and our brand and reputation may be negatively impacted. Any of these factors could cause us to lose revenues, incur greater expenses or cause our reputation or financial results to suffer.

Our business depends on effective business support systems and processes.

Our business relies on our data, billing and other operational and financial reporting and control systems. To effectively manage our technical support infrastructure, especially as we make acquisitions, we will need to continue to maintain our data, billing, and other operational and financial systems, procedures and controls, which can be costly. We have experienced system failures from time to time, and any interruption in the availability of our business support systems, in particular our billing system, could result in an immediate, and possibly substantial, loss of revenues. Frequent or persistent system failures could cause customers to believe our systems are unreliable, leading them to switch to our competitors and could permanently harm our reputation.

Our Business Services segment also depends on operations support systems and other carriers to order and receive network elements and wholesale services from the incumbent carriers. These systems are necessary for carriers like us to provide local service to customers on a timely and competitive basis. FCC rules, together with rules adopted by state public utility commissions, may not be implemented in a manner that will permit us to order, receive, provision and maintain network elements and other facilities in the manner necessary for us to provide many of our services.

Government regulations could adversely affect our business or force us to change our business practices.

Our services are subject to varying degrees of federal, state and local regulation and, in light of our recent and pending acquisitions and the growth of our Business Services segment, will be more affected by regulation than in the past. Federal, state and local regulations governing our services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives, that could change the manner in which our industry operates and affect our business.

Business Services Segment Regulation

Through our wholly-owned subsidiaries, we hold numerous federal and state regulatory authorizations. The Federal Communications Commission (FCC) exercises jurisdiction over telecommunications common carriers to the extent that they provide, originate or terminate interstate or international communications. The FCC also establishes rules and has other authority over some issues related to local telephone competition. State regulatory commissions retain jurisdiction over telecommunications carriers to the extent that they provide, originate or terminate intrastate communications. State commissions also have authority to review and approve interconnection agreements between incumbent telephone carriers and competitive carriers such as us, and to conduct arbitration of disputes arising in the negotiation of such agreements. Local governments may require us to obtain licenses, permits or franchises to use the public rights-of-way necessary to install and operate our network.

The regulatory environment relating to our Business Services segment continues to evolve. Bills intended to amend the Communications Act of 1934, as amended by the Telecommunications Act of 1996 ("Communications Act") are introduced in Congress from time to time and their effect on us and the communications industry cannot always be predicted. Proposed legislation, if enacted, could have a significant effect on our business, particularly if the legislation impairs our ability to interconnect with incumbent carrier networks, lease portions of other carriers' networks or resell their services at reasonable prices, or lease elements of networks of the ILECs under acceptable rates, terms and conditions. We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon us specifically.

Failure to make proper payments for federal Universal Service Fund assessments, FCC regulatory fees or other amounts mandated by federal and state regulations; failure to maintain proper state tariffs and certifications; failure to comply with federal, state or local laws and regulations; failure to obtain and maintain required licenses, franchises and permits; imposition of burdensome license, franchise or permit requirements for us to operate in public rights-of-way; and imposition of new burdensome or adverse regulatory requirements could limit the types of services we provide or the terms on which we provide these services.

Consumer Services Segment Regulation

Narrowband Internet access. Currently, narrowband Internet access is classified as an "information service" and is not subject to traditional telecommunications services regulation, such as licensing or pricing regulation. Any change to these rules that would apply per-minute carrier access charges to dial-up Internet access traffic could significantly impact our costs for this service. While Internet traffic is not subject to the FCC's carrier access charge regime, dial-up ISP bound traffic is regulated by the FCC. The FCC has established a uniform, nationwide rate for ISP-bound traffic, but these rules have been criticized by the courts and further judicial scrutiny is expected. Changes to the rules governing dial-up ISP bound traffic could impact our cost of providing this service.

Internet taxation. The Internet Tax Non-Discrimination Act, which is in effect through November 2014, places a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce. Certain states have enacted various taxes on Internet access and electronic commerce, and selected states' taxes are being contested on a variety of bases. If these state tax laws are not successfully contested, or if future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce are adopted, our cost of providing Internet access services could be increased and our business could be adversely affected.

Universal Service. While current policy exempts broadband access services from the Universal Service Fund ("USF"), the Congress and FCC may consider expanding the USF to include broadband Internet access services. This change could allow broadband service providers to receive a subsidy for deploying broadband in rural and underserved areas, but it will most likely require broadband service providers to contribute to the fund as well. If broadband Internet access providers become subject to USF contribution obligations, they would likely impose a USF surcharge on end users. Such a surcharge will raise the effective cost of our broadband services to our customers, and could adversely affect customer satisfaction or our revenues and profitability.

VoIP regulation. The current regulatory environment for VoIP services remains unclear, as the decision whether VoIP is an "information service" or "telecommunications service" is still pending. Classifying VoIP as a telecommunications service could require us to obtain a telecommunications license, comply with numerous legacy telephone regulations, and possibly subject the VoIP traffic to inter-carrier access charges, which could result in increased costs.

General Regulation

Consumer protection. Federal and state governments have adopted consumer protection laws and undertaken enforcement actions to address advertising and user privacy. Our services and business practices, or changes to our services and business practices could subject us to investigation or enforcement actions if we fail to adequately comply with applicable consumer protection laws. Existing and future federal and state laws and regulations also may affect the manner in which we are required to protect confidential customer data and other information, which could increase the cost of our operations and our potential liability if the security of our confidential customer data is breached.

Broadband Internet access. Currently, broadband Internet access is classified as an "information service" and, as a result, cable companies and telephone companies that offer a broadband Internet access information service are not required by the FCC to offer unaffiliated ISPs stand-alone broadband transmission. Accordingly, if our contracts with cable companies and telephone companies were to expire and not be replaced, our broadband Internet access customer base and revenues would be adversely affected.

Forbearance. If the FCC were to forbear from enforcing regulations that have been established to enable competing broadband Internet access and VoIP, our consumer services business could be adversely affected. In addition, with respect to our business services, regulatory authorities generally have decreased their oversight of incumbent carriers and from time to time are asked to forbear from applying a range of regulations to incumbent carriers, which may increase the competitive benefits these companies experience from their longstanding customer relationships and greater financial and technical resources, and may increase their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services.

Other laws and regulations. Our business also is subject to a variety of other U.S. laws and regulations from various entities, including the Federal Trade Commission, the Environmental Protection Agency, and the Occupational Safety and Health Administration, as well as by state and local regulatory agencies, that could subject us to liabilities, claims or other remedies. Compliance with these laws and regulations is complex and may require significant costs. In addition, the regulatory framework relating to Internet and communications services is evolving and both the federal government and states from time to time pass legislation that impacts our business. It is likely that additional laws and regulations will be adopted that would affect our business. We cannot predict the impact future laws, regulatory changes or developments may have on our business, financial condition, results of operations or cash flows. The enactment of any additional laws or regulations, increased enforcement activity of existing laws and regulations, or claims by individuals could significantly impact our costs or the manner in which we conduct business, all of which could adversely impact our results of operations and cause our business to suffer.

For example, changes in policies or regulations mandating new environmental standards could increase our operating costs, such as utility costs at our switch sites, and changes in tax laws or the interpretation of existing tax laws by state and local authorities could increase our income, sales, property or other tax costs. In addition, our operations are subject to a variety of laws and regulations relating to the protection of the environment, including those governing the cleanup of contamination and the management and disposal of hazardous substances and wastes. As an owner or operator of property, we could incur significant costs as a result of violations or liabilities under such laws and regulations, including fines, penalties, cleanup costs and third-party claims.

Our business may suffer if third parties used for customer service and technical support and certain billing services are unable to provide these services or terminate their relationships with us.

Our business and financial results depend, in part, on the availability and quality of our customer service and technical support and certain billing services, including collection services. Our Consumer Services segment outsources a majority of our customer service and technical support functions and relies primarily on one customer service and technical support vendor. As a result, we maintain only a small number of internal customer service and technical support personnel. We are not currently equipped to provide the necessary range of service and support functions in the event that our service providers become unable or unwilling to offer these services to us. Our outsourced customer support providers utilize international locations to provide us with customer service and technical support services, and as a result, our customer support providers may become subject to financial, economic, environmental and political risks beyond our or the providers' control, which could jeopardize their ability to deliver customer service and technical support services. We also utilize third parties for certain billing and collection services and for our web hosting services. If one or more of our service providers does not provide us with quality services, or if our relationship with any of our third party vendors terminates and we are unable to provide those services internally or identify a replacement vendor in an orderly, cost-effective and timely manner, our business, financial position, results of operations and cash flows could suffer.

We may not be able to protect our intellectual property.

We regard our EarthLink, EarthLink Business and PeoplePC trademarks as valuable assets to our business. In particular, we believe the strength of the EarthLink, EarthLink Business and PeoplePC brands among existing and potential customers is important to the success of our business. Additionally, our EarthLink, EarthLink Business and PeoplePC service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business. We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, our brand image may be harmed and our business may suffer. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results.

We may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future.

From time to time, third parties have alleged that we infringe on their intellectual property rights. We may be unaware of filed patent applications and of issued patents that could be related to our products and services. Some of the largest communications providers, such as AT&T, Sprint and Verizon, have substantial patent holdings. These providers have successfully asserted their claims against some communications companies, and have filed pending lawsuits against various competitive carriers. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the patents, trademarks and other intellectual property rights of third parties. None of these claims has had an adverse effect on our ability to market and sell and support our services. Such claims, whether or not meritorious, are time-consuming and costly to resolve, and could require expensive changes in our methods of doing business, could require us to enter into costly royalty or licensing agreements, or could require us to cease conducting certain operations. Any of these events could result in increases in operating expenses or could limit or reduce the number of our service offerings.

If we, or other industry participants, are unable to successfully defend against legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects.

We are currently a party to various legal actions, including consumer class action, patent litigation and legal proceedings regarding the use of rights-of-way for our network. Defending against these lawsuits may involve significant expense and diversion of management's attention and resources from other matters. Due to the inherent uncertainties of litigation, we may not prevail in these actions. In addition, our ongoing operations may subject us to litigation risks and costs in the future. Both the costs of defending lawsuits and any settlements or judgments against us could materially and adversely affect our results of operations.

We also expect to continue to be subject to the risks associated with the resolution of various third-party disputes, lawsuits, arbitrations and proceedings affecting our business, particularly our Business Services segment. The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996, the evolution of telecommunications infrastructure from time-division multiplexing to Internet Protocol, and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressures have resulted in the involvement of numerous industry participants in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to our financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, treatment of different categories of traffic (for example, traffic originated or terminated on wireless or VoIP), the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to us, the prices we will pay for those services and facilities, and the regulatory treatment of new technologies and services.

We may be required to recognize additional impairment charges on our goodwill and intangible assets, which would adversely affect our results of operations and financial position.

We have recorded goodwill and other intangible assets in connection with our acquisitions, including $188.9 million of goodwill resulting from our acquisition of ITC^DeltaCom. We perform an impairment test of our goodwill and indefinite-lived intangible assets annually during the fourth quarter of our fiscal year or when events occur or circumstances change that would more likely than not indicate that goodwill or any such assets might be impaired. We evaluate the recoverability of our definite-lived intangible assets for impairment when events occur or circumstances change that would indicate that the carrying amount of an asset may not be recoverable. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill or intangible assets may not be recoverable, include a decline in stock price and market capitalization, reduced future cash flow estimates, higher customer churn, and slower growth rates in our industry. We have experienced impairment charges in the past. As we continue to assess the ongoing expected cash flows and carrying amounts of our goodwill and other intangible assets, changes in economic conditions, changes to our business strategy, changes in operating performance or other indicators of impairment could cause us to realize a significant impairment charge, negatively impacting our results of operations and financial position.

We may have to undertake further restructuring plans that would require additional charges, including incurring facility exit and restructuring charges.

Over the past few years, we implemented a corporate restructuring plan under which we significantly reduced our workforce and closed or consolidated various facilities. Our continued focus on maintaining operational efficiency may result in additional restructuring activities or changes in estimates to amounts previously recorded. We may choose to divest certain business operations based on our management's assessment of their strategic value to our business, further consolidate or close certain facilities or outsource certain functions, including network and data center consolidation. Decisions to eliminate or limit certain business operations in the future could involve the expenditure of capital, consumption of management resources, realization of losses, transition and wind-up expenses, further reduction in workforce, impairment of the value of purchased assets, facility consolidation and the elimination of revenues along with associated costs, any of which could cause our operating results to decline and may fail to yield the expected benefits. Engaging in further restructuring and integration activities could result in additional charges and costs, including facility exit and restructuring costs, and could adversely affect our business, financial position, results of operations and cash flows.

We may have exposure to greater than anticipated tax liabilities and the use of our net operating losses and certain other tax attributes could be limited in the future.

As of December 31, 2010, we had approximately $515.9 million of tax net operating losses for federal income tax purposes and approximately $776.6 million of tax net operating losses for state income tax purposes. The tax net operating losses for federal income tax purposes begin to expire in 2020 and the tax net operating losses for state income tax purposes began to expire in 2010. Additionally, we acquired companies with existing federal and state net operating losses.

Our future income taxes could be adversely affected by changes in the valuation of our deferred tax assets and liabilities or by changes in tax laws, regulations, accounting principles or interpretations thereof. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

An "ownership change" that occurs during a "testing period" (as such terms are defined in Section 382 of the Internal Revenue Code of 1986, as amended) could place significant limitations, on an annual basis, on the use of such net operating losses to offset future taxable income we may generate. In general, future stock transactions and the timing of such transactions could cause an "ownership change" for income tax purposes. Such transactions may include our purchases under our share repurchase program, additional issuances of common stock by us (including but not limited to issuances upon future conversion of our outstanding convertible senior notes), and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control. Calculations of an "ownership change" under Section 382 are complex and to some extent are dependent on information that is not publicly available. The risk of an "ownership change" occurring could increase if additional shares are repurchased, if additional persons acquire five percent or more of our outstanding common stock in the near future and/or current five percent stockholders increase their interest. Due to this risk, we monitor our purchases of additional shares of our common stock. Since an "ownership change" also could result from a change in control of our company, with subsequent annual limitations on the use of our net operating losses, this could discourage a change in control.

We may reduce, or cease payment of, quarterly cash dividends.

The payment of future quarterly dividends is discretionary and is subject to determination by our Board of Directors each quarter following its review of our financial condition, results of operations, cash requirements, investment opportunities and such other factors as are deemed relevant by our Board of Directors. Changes in our business needs, including funding for acquisitions and working capital, or a change in tax laws relating to dividends, among other factors, could cause our Board of Directors to decide to reduce, or cease the payment of, dividends in the future. In January 2011, we reduced our quarterly dividend to $0.05 per share. There can be no assurance that we will not further decrease or discontinue quarterly cash dividends, and if we do, our stock price could be negatively impacted.

Our stock price may be volatile.

The trading price of our common stock may be subject to fluctuations in response to certain events and factors, such as our entry into business combinations or other major transactions; quarterly variations in results of operations; changes in financial estimates; unstable economic conditions; changes in recommendations or reduced coverage by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; and news reports relating to trends in the markets in which we operate or general economic conditions.

In addition, the stock market in general and the market prices for Internet and communications companies have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted stock incentive awards.

Our indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry.

As of December 31, 2010, we had $255.8 million outstanding principal amount of EarthLink Notes. In addition, in connection with our acquisition of ITC^DeltaCom, we assumed $325.0 million outstanding principal amount of 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes"). Our indebtedness could have important consequences to us. For example, it could:

- require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund our business activities;
- limit our ability to secure additional financing, if necessary;
- increase our vulnerability to general adverse economic and industry conditions; and
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Holders of the EarthLink Notes have the right to require us to repurchase the EarthLink Notes on November 15, 2011, November 15, 2016 and November 15, 2021 or upon the occurrence of a fundamental change prior to maturity. In addition, under the terms of the indenture governing the EarthLink Notes, our payment of cash dividends requires an adjustment to the conversion rate for the EarthLink Notes, and as a result of the adjustment, the EarthLink Notes may be surrendered for conversion for a period of time between the declaration date and the record date, as defined in the indenture, for the consideration provided for in the indenture. In January 2010, $3.0 million of EarthLink Notes were surrendered for conversion. The number of holders who require us to repurchase the Notes could increase as we continue to declare dividends. Upon conversion of the EarthLink Notes, we are required to deliver cash equal to the lesser of the aggregate principal amount of the EarthLink Notes to be converted and the total conversion obligation. We may use cash, shares of common stock or a combination thereof, at our option, for the remainder, if any, of the conversion obligation. We may not have sufficient funds to make the required cash payment upon conversion or to purchase or repurchase the EarthLink Notes in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, the requirement to pay the fundamental change repurchase price, including the related make whole premium, may discourage a change in control of our company.

In addition, the indenture that governs the ITC^DeltaCom Notes imposes operating and financial restrictions that limit our discretion on some business matters involving ITC^DeltaCom and its subsidiaries. These restrictions include compliance with or maintenance of specified financial tests and ratios and will limit ITC^DeltaCom's ability to sell assets; incur or guarantee additional indebtedness; incur certain liens; make loans and investments; enter into agreements restricting subsidiaries' ability to pay dividends; consolidate, merge or sell all or substantially all of their assets; and enter into transactions with affiliates.

We may incur indebtedness in addition to the foregoing indebtedness. Any additional indebtedness we may incur in the future may subject us to similar or even more restrictive conditions. Our ability to make payments on or to refinance our indebtedness will depend on our ability in the future to generate cash flows from operations, which is subject to all the risks of our business. We may not be able to generate sufficient cash flows from operations for us to repay our indebtedness when such indebtedness becomes due and to meet our other cash needs.

Provisions of our second restated certificate of incorporation, amended and restated bylaws and other elements of our capital structure could limit our share price and delay a change of management.

Our second restated certificate of incorporation, amended and restated bylaws and shareholder rights plan contain provisions that could make it more difficult or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. These provisions, among other things:

- divide the Board of Directors into three classes, with members of each class to be elected in staggered three-year terms;
- limit the right of stockholders to call special meetings of stockholders; and
- authorize the Board of Directors to issue preferred stock in one or more series without any action on the part of stockholders.

These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and significantly impede the ability of the holders of our common stock to change management. In addition, we have adopted a rights plan, which has anti-takeover effects. The rights plan, if triggered, could cause substantial dilution to a person or group that attempts to acquire our common stock on terms not approved by the Board of Directors. These provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We own and lease several corporate offices, sales offices, switch sites, colocation sites, and other facilities across our nationwide service area. Our corporate headquarters is in Atlanta, Georgia, where we occupy approximately 76,000 square feet under a lease that will expire in 2014. We occupy 55,000 square feet in Pasadena, California for operations and corporate offices under a lease that will expire in 2014 and 53,000 square feet in Vancouver, Washington for operations and corporate offices under a lease that will expire in 2012. We also lease office space for various functions in Anniston and Huntsville, Alabama and in Raleigh, North Carolina, and we lease multiple branch office locations in the southeast under leases that expire on various dates through 2016. We own an administrative office in Arab, Alabama.

We have constructed and own a multi-service facility in Anniston, Alabama, which functions as a centralized network operations and switch control center for our network and as an operator services center. We also own a data center facility in Atlanta, Georgia.

We own switch sites in Anniston, Birmingham and Montgomery, Alabama and in Nashville, Tennessee. We lease space for our voice switch sites in cities in Florida, Georgia, Mississippi, North

Carolina and South Carolina. The leases for these switch sites expire on various dates from 2011 to 2018. As part of our fiber optic network, we own or lease rights-of-way, land, and point-of-presence space throughout the southeastern United States.

We believe our facilities are suitable and adequate for our business operations. For additional information regarding our obligations under property leases, see Note 15, "Commitments and Contingencies," in our Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

We are a party to various legal proceedings that are ordinary and incidental to our business. Management does not expect that any currently pending legal proceedings will have a material adverse effect on our results of operations or financial position.

Item 4. (Removed and Reserved).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "ELNK." The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market.

	EarthLink, Inc.	
	High	Low
Year Ended December 31, 2009		
First Quarter	$7.83	$6.02
Second Quarter	8.17	6.43
Third Quarter	8.75	7.30
Fourth Quarter	8.93	7.92
Year Ending December 31, 2010		
First Quarter	$8.78	$7.95
Second Quarter	9.35	7.96
Third Quarter	9.13	7.85
Fourth Quarter	9.29	8.51
Year Ending December 31, 2011		
First Quarter (through January 31, 2011)	$8.95	$8.47

The last reported sale price of our common stock on the NASDAQ Global Market on January 31, 2011 was $8.53 per share.

Holders

There were approximately 1,622 holders of record of our common stock on January 31, 2011.

Dividends

Prior to 2009, we had never declared or paid cash dividends on our common stock. During 2009, we began paying quarterly cash dividends. During the year ended December 31, 2009, cash dividends declared were $0.28 per common share and total dividend payments were $30.0 million. During the year ended December 31, 2010, cash dividends declared were $0.62 per common share and total dividend payments were $67.5 million. In January 2011, we reduced our quarterly dividend to $0.05 per share. We currently intend to continue to pay regular quarterly dividends on our common stock. Any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant.

Performance Graph

The following indexed line graph indicates our total return to stockholders from December 31, 2005 to December 31, 2010, as compared to the total return for the NASDAQ Stock Market, Russell 2000, Morgan Stanley Internet and NASDAQ Telecomm indices for the same period. We have historically compared our total return to the NASDAQ Stock Market and the Morgan Stanley Internet indices. During 2010 we entered into two telecommunications acquisition transactions we believe will transform our business and we refocused our business strategy to become a leading IP infrastructure and managed services provider. As a result, we are comparing to a new index, the NASDAQ Telecomm, which we believe is more comparable with our new business focus. We are also comparing our total return to another new index, the Russell 2000, which we believe contains companies of similar market capitalization as ours. The calculations in the graph assume that $100 was invested on December 31, 2005 in our common stock and each index and also assumes dividend reinvestment.



2005
2006
2007
2008
2009
2010
EarthLink, Inc.
NASDAQ Stock Market (U.S.)
Russell 2000 Index
Morgan Stanley Internet Index
NASDAQ Telecomm Index

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
EarthLink, Inc.	100.0	63.9	63.6	60.8	77.3	83.0
NASDAQ Stock Market (U.S.)	100.0	109.5	120.3	71.5	102.9	120.3
Russell 2000 Index	100.0	118.4	116.6	77.2	98.2	124.6
Morgan Stanley Internet Index	100.0	109.4	145.1	78.5	153.5	201.9
NASDAQ Telecomm Index	100.0	128.4	140.9	80.7	120.5	126.7

Item 6. Selected Financial Data.

The following selected consolidated financial data was derived from our consolidated financial statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2006	2007	2008	2009	2010 (1)
	(in thousands, except per share amounts)				
Statement of operations data:					
Revenues	$1,301,072	$1,215,994	$955,577	$723,729	$ 622,212
Operating costs and expenses (2)(3)	1,205,431	1,167,960	790,970	541,571	460,519
Income from operations	95,641	48,034	164,607	182,158	161,693
Income (loss) from continuing operations (4)	23,690	(64,795)	187,090	287,118	81,480
Loss from discontinued operations (5)	(19,999)	(80,302)	(8,506)	—	—
Net income (loss)	3,691	(145,097)	178,584	287,118	81,480
Basic net income (loss) per share					
Continuing operations	$ 0.18	$ (0.53)	$ 1.71	$ 2.69	$ 0.75
Discontinued operations	(0.16)	(0.66)	(0.08)	—	—
Basic net income (loss) per share	$ 0.03	$ (1.19)	$ 1.63	$ 2.69	$ 0.75
Diluted net income (loss) per share					
Continuing operations	$ 0.18	$ (0.53)	$ 1.68	$ 2.66	$ 0.74
Discontinued operations	(0.15)	(0.66)	(0.08)	—	—
Diluted net income (loss) per share	$ 0.03	$ (1.19)	$ 1.61	$ 2.66	$ 0.74
Cash dividends declared per common share	$ —	$ —	$ —	$ 0.28	$ 0.62
Basic weighted average common shares outstanding	128,790	121,633	109,531	106,909	108,057
Diluted weighted average common shares outstanding	130,583	121,633	111,051	108,084	109,468
Cash flow data:					
Cash provided by operating activities	$ 115,249	88,789	230,612	208,622	154,449
Cash (used in) provided by investing activities	(283,064)	13,936	107,124	(37,121)	(454,193)
Cash provided by (used in) financing activities	152,890	(87,267)	(24,999)	(47,070)	(68,299)

	As of December 31,				
	2006	2007	2008	2009	2010
			(in thousands)		
Balance sheet data:					
Cash and cash equivalents	$ 158,369	$ 173,827	$ 486,564	$ 610,995	$ 242,952
Investments in marketable securities	236,407	114,768	47,809	84,966	320,118
Cash and marketable securities	394,776	288,595	534,373	695,961	563,070
Total assets	966,298	729,970	845,866	1,074,618	1,523,918
Long-term debt, including long-term portion of capital leases (6)	198,223	208,472	219,733	232,248	594,320
Total liabilities	448,616	415,452	359,391	340,594	766,050
Accumulated deficit	(1,046,293)	(1,191,390)	(1,016,833)	(729,715)	(648,235)
Stockholders' equity	517,682	314,518	486,475	734,024	757,868

(1) On December 8, 2010, we acquired ITC^DeltaCom, a provider of integrated communications services to customers in the southeastern U.S. The results of operations of ITC^DeltaCom have been included in our consolidated financial statements since the acquisition date.

(2) Operating costs and expenses for the years ended December 31, 2008, 2009 and 2010 include non-cash impairment charges of $78.7 million, $24.1 million and $1.7 million, respectively, related to goodwill and certain intangible assets of New Edge in our Business Services segment. During 2008 and 2009, we concluded the carrying value of these assets were impaired in conjunction with our annual tests of goodwill and intangible assets deemed to have indefinite lives. During 2010, we decided to re-brand the New Edge name as EarthLink Business and wrote off our New Edge trade name.

(3) Operating costs and expenses for the years ended December 31, 2008, 2009 and 2010 include restructuring and acquisition-related costs of $9.1 million, $5.6 million and $22.4 million, respectively.

(4) During the years ended December 31, 2008 and 2009, we recorded income tax benefits in the Statement of Operations of approximately $56.1 million and $198.8 million, respectively, from releases of our valuation allowance related to deferred tax assets. These deferred tax assets related primarily to net operating loss carryforwards which we determined we will more likely than not be able to utilize due to the generation of sufficient taxable income in the future.

(5) In November 2007, management concluded that the municipal wireless broadband operations were no longer consistent with our strategic direction and our Board of Directors authorized management to pursue the divestiture of our municipal wireless broadband assets. As a result of that decision, we classified the municipal wireless broadband assets as held for sale and presented the municipal wireless broadband operations as discontinued operations for all periods presented.

(6) Includes the carrying amount of the EarthLink Notes, which was $198.0 million, $208.3 million, $219.7 million, $232.2 million and $243.1 million as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively. During November 2006, we issued $258.8 million aggregate principal amount of EarthLink Notes in a registered offering. The EarthLink Notes are convertible on October 15, 2011 and upon certain events. We have the option to redeem the EarthLink Notes, in whole or in part, for cash, on or after November 15, 2011, provided that we have made at least ten semi-annual interest payments. In addition, the holders may require us to purchase all or a portion of the EarthLink Notes on each of November 15, 2011, November 15, 2016 and November 15, 2021. During 2009, we began paying quarterly cash dividends on our common stock. This requires an adjustment to the conversion rate for the EarthLink Notes and opens a conversion period for holders. As a result, the EarthLink Notes were classified as a current liability in our Consolidated Balance Sheets as of December 31, 2009. On November 15, 2011, holders of the EarthLink Notes have the right under the governing

indenture to require the Company to repurchase the EarthLink Notes. As a result, we classified the EarthLink Notes as a current liability in the Consolidated Balance Sheet as of December 31, 2010.

As of December 31, 2010, also includes the carrying amount of the ITC^DeltaCom Notes assumed in our acquisition of ITC^DeltaCom in December 2010, which was $351.3 million as of December 31, 2010. The ITC^DeltaCom Notes will mature on April 1, 2016.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Safe Harbor Statement

The Management's Discussion and Analysis and other portions of this Annual Report on Form 10-K include "forward-looking" statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. With respect to such forward-looking statements, we seek the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation (1) that we may not be able to execute our business strategy to transition to a leading IP infrastructure and managed services provider, which could adversely impact our results of operations and cash flows; (2) that we may be unsuccessful in making and integrating acquisitions into our business, which could result in operating difficulties, losses and other adverse consequences; (3) that the continuing effects of adverse economic conditions could harm our business; (4) that if we do not continue to innovate and provide products and services that are useful to individual subscribers and business customers, we may not remain competitive, and our revenues and operating results could suffer; (5) that our failure to implement cost reduction initiatives will adversely affect our results of operations; (6) that we will require a significant amount of cash, which may not be available to us, to service our debt and fund our other liquidity needs; (7) that we face significant competition in the Internet industry that could reduce our profitability; (8) that our consumer business is dependent on the availability of third-party network service providers; (9) that the continued decline of our consumer access subscribers, combined with the change in mix of our consumer access base from narrowband to broadband, will adversely affect our results of operations; (10) that our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations; (11) that privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services; (12) that changes in technology in the Internet access industry could cause a decline in our business; (13) that we face significant competition in the communications industry that could reduce our profitability; (14) that decisions by the Federal Communications Commission relieving ILECs of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services; (15) that our wholesale services, including our broadband transport services, will be adversely affected by pricing pressure, network overcapacity, service cancellations and other factors; (16) that our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services; (17) that we may experience reductions in switched access and reciprocal compensation revenue; (18) that our inability to maintain our network infrastructure, portions of which we do not own, could adversely affect our operating results; (19) that if we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected; (20) that we may not be able to compete effectively if we are unable to install additional network equipment or convert our network to more advanced technology; (21) that failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations; (22) that we may be unable to retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us; (23) that interruption or failure of our network and information systems and other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results; (24) that our business depends on effective business support systems and processes; (25) that government regulations could adversely affect our business or force us to change our business practices; (26) that our business may suffer if third parties used for customer service and technical support and certain billing services are unable to provide these services or terminate their relationships with us; (27) that we may not be able to protect our intellectual property; (28) that we may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future; (29) that if we, or other industry participants, are unable to successfully defend against legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects; (30) that we may be required to recognize additional impairment charges on our goodwill and intangible assets, which would adversely affect our results of operations and financial position; (31) that we may have to undertake further restructuring plans that would require additional charges, including incurring facility exit and restructuring charges; (32) that we may have exposure to greater than anticipated tax liabilities and the use of our net operating losses and certain other tax attributes could be limited in the future; (33) that we may reduce, or cease payment of, quarterly cash dividends; (34) that our stock price may be volatile; (35) that our indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry; and (36) that provisions of our second restated certificate of incorporation, amended and restated bylaws and other elements of our capital structure could limit our share price and delay a change of management. These risks and uncertainties are described in greater detail in Item 1A of Part I, "Risk Factors."

Overview

EarthLink, Inc., together with its consolidated subsidiaries, provides a comprehensive suite of communications services to individual and business customers. We operate two reportable segments, Consumer Services and Business Services. Our Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. These services include dial-up and high-speed Internet access services, ancillary services sold as add-on features to our Internet access services, search and advertising. Our Business Services segment provides integrated communications and related value-added services to businesses, enterprise organizations and communications carriers. These services include data services, including managed IP-based network services and broadband Internet access services; voice services, including local exchange, long-distance and conference calling; mobile data and voice services; and web hosting. We provide our consumer services primarily through third-party telecommunications service providers, and we provide our business services primarily through a nationwide fiber optic-based network utilizing Multi-Protocol Label Switching ("MPLS") and other technologies and a 14-state fiber optic network. We also sell transmission capacity to other communications providers on a wholesale basis. For further information concerning our business segments, see Note 18, "Segment Information," of the Notes to Consolidated Financial Statements in Item 8 of Part II for additional information.

During 2010, we entered into two transactions that we believe will transform our business from being primarily an Internet services provider ("ISP") to a leading IP infrastructure and managed services provider. The transactions will allow us to offer a more robust suite of business services, including data, voice and video, and to create more scale in the markets we serve. In December 2010, we completed the acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern U.S. We acquired 100% of ITC^DeltaCom in a merger transaction valued at approximately $524 million, with ITC^DeltaCom surviving as a wholly-owned subsidiary of EarthLink, Inc. ITC^DeltaCom is included in our Business Services segment. Also in

December 2010, we entered into an agreement to acquire One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the Northeast, Mid-Atlantic and Upper Midwest. Under the terms of the merger agreement, we will acquire 100% of One Communications in a merger transaction valued at approximately $370 million with One Communications surviving as a wholly-owned subsidiary of EarthLink, Inc. The completion of the acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2011.

Business Strategy

Our primary business strategy is to transition our business to a leading IP infrastructure and managed services provider. We also continue to focus on optimizing our Customer Services segment operations, maintaining our operational efficiency and pursuing potential strategic acquisitions.

Transitioning to a Leading IP Infrastructure and Managed Services Provider. We are focused on transitioning our company to a leading IP infrastructure and managed services provider. We plan to combine our existing business services with the integrated communications businesses of our recent acquisition, ITC^DeltaCom, and our pending acquisition, One Communications, and offer a comprehensive suite of business services under a new brand, EarthLink Business. We are focused on combining our service offerings and sales forces, expanding service offerings that will be attractive to multi-location business customers, promoting awareness of our new brand and integrating our acquisitions to achieve operating synergies, cost savings and revenue enhancements. These recent acquisitions will allow us to continue to offer a bundled package of value-added communications services to our business customers, which we believe is an attractive means of delivering communications solutions, thereby increasing retention rates and limiting customer churn. We believe this transition supports our long-term strategic direction and will further our objectives of strengthening our competitive position, expanding our customer base, providing greater scale to accelerate innovation, providing our employees with an attractive career path and increasing stockholder value.

Optimizing our Consumer Services Segment Operations. In our Consumer Services segment, we remain focused on retaining our customers and building long-term customer relationships based on customized service offerings and superior customer service. We believe focusing on the customer relationship increases loyalty and reduces churn. Satisfied customers provide cost benefits, including reduced contact center support costs and reduced bad debt expense. We continue to focus on offering our services with high-quality customer service and technical support. We also continue to seek to add customers that generate an acceptable rate of return, including through alliances, partnerships and acquisitions from other ISPs. We also intend to continue to use cash generated from our Consumer Services operations to fund growth under our acquisition strategy in our Business Services segment.

Maintaining our Operational Efficiency. Our operating framework includes a disciplined focus on operational efficiency. In our Consumer Services segment, we intend to continue to improve the cost structure of our business, without impacting the quality of services we provide. In our Business Services segment, we intend to use this disciplined focus on operational efficiency to create synergies from our recent and potential future acquisitions. We also plan to continue to implement cost reduction initiatives and to manage our business more efficiently, including outsourcing certain functions, managing our network costs, consolidating or closing certain facilities, implementing workforce reduction initiatives, reducing and more efficiently handling the number of calls to contact centers and streamlining our internal processes and operations.

Pursuing Potential Strategic Acquisitions. In addition to the acquisition of ITC^DeltaCom and the pending acquisition of One Communications, we will continue to evaluate and consider other potential strategic transactions that we believe will complement our business. We have recently entered into an agreement to acquire Saturn Telecommunication Services Inc. ("STS Telecom"), a privately-held company that operates a sophisticated VoIP platform that we plan to leverage on a nationwide basis as part of our Business Service offerings. Our acquisition strategy may also include investment in additional network depth in geographic areas that complement our recently acquired fiber network or acquiring customers within our network to create more scale.

The primary challenges we face in executing our business strategy for our Business Services segment are continuing to develop new profitable managed services offerings that will be attractive to multi-location customers, successfully integrating our acquisitions to achieve expected synergies and cost savings, responding to competitive and economic pressures in the communications industry and adapting to regulatory changes and initiatives. The primary challenges we face in executing our business strategy for our Consumer Services segment are managing the rate of decline in our consumer revenues, implementing outsourcing and other cost-saving initiatives, and operating our network cost-effectively, including network services purchased from third-party telecommunications service providers. The factors we believe are instrumental to the achievement of our business strategy may be subject to competitive, regulatory and other events and circumstances that are beyond our control. Further, we can provide no assurance that we will be successful in achieving any or all of the strategies identified above, that the achievement or existence of such strategies will favorably impact profitability, or that other factors will not arise that would adversely affect future profitability.

Revenue Sources

Consumer Services. Our Consumer Services segment earns revenue from narrowband access services (including traditional, fully-featured narrowband access and value-priced narrowband access) and broadband access services (including high-speed access via DSL and cable and Voice-over-Internet Protocol ("VoIP")). Our Consumer Services segment also earns revenues from value-added services, which include revenues from ancillary services sold as add-on features to our Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues. Revenues from access services generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment. Value-added services revenues consist of fees charged for ancillary services; fees charged for paid placements for searches, powered by the Google™ search engine; fees generated through revenue sharing arrangements with online partners whose products and services can be accessed through our web properties; commissions received from partners for the sale of partners' services to our subscribers; and fees charged for advertising on our various web properties.

Business Services. Our Business Services segment earns revenue by providing high-speed or broadband data communications services, which include managed IP-based networks and Internet access; voice services, which include local exchange services, long distance and conference calling services; mobile voice and data services; and the sale of transmission capacity to other telecommunications carriers. Revenues from these services generally consist of recurring monthly charges for such services; usage fees; installation fees; and termination fees. Our Business Services segment also earns revenue by providing web hosting services. Web hosting revenues consist of fees charged for leasing server space and providing web services to enable customers to build and maintain an effective online presence.

Trends in our Business

Consumer services. We operate in the Internet access services market, which is characterized by intense competition, changing technology, changes in customer needs and new service and product introductions. Consumers continue to migrate from dial-up to broadband access service due to the faster connection and download speeds provided by broadband access, the ability to free up their phone lines and the more reliable and "always on" connection. The pricing for broadband services has been declining, making it a more viable option for consumers who continue to rely on dial-up connections for Internet access. In addition, advanced applications such as online gaming, music downloads, videos and social networking require greater bandwidth for optimal performance, which adds to the demand for broadband access. Our narrowband subscriber base and revenues have been declining and are expected to continue to decline due to the continued maturation of the market for narrowband access. Changes in technology, such as an increasing number of computer manufacturers not pre-loading dial-up modems and cable system upgrades which allow cable companies to provide broadband capable of peak download speeds in excess of 50 Mbps, also may affect our consumer access services. Additionally, our consumer access services are discretionary and dependent upon levels of consumer spending. Unfavorable economic conditions could cause customers to slow spending in the future, which could adversely affect our revenues and churn.

In light of the continued maturation of the market for narrowband access, we continue to reduce our sales and marketing efforts and to focus instead on retention of customers and on marketing channels that we believe will produce an acceptable rate of return. While this strategy has resulted in a decline in our revenues, we expect the rate of revenue decline to decrease as our subscriber base becomes more tenured and churn rates decline. Our consumer subscriber churn rate improved from 3.6% during the year ended December 31, 2009 to 3.0% during the year ended December 31, 2010.

Consistent with trends in the Internet access industry, the mix of our consumer access subscriber base has been shifting from narrowband access to broadband access customers. Consumer broadband access revenues have lower gross margins than narrowband revenues due to the costs associated with delivering broadband services. This change in mix has negatively affected our profitability and we expect this trend to continue as broadband subscribers continue to become a greater proportion of our consumer access subscriber base. However, our consumer broadband access customers also have lower churn rates than our consumer narrowband access customers. Accordingly, we expect to realize benefits from a more tenured subscriber base, such as reduced support costs and lower bad debt expense.

Business services. We operate in the communications industry, which is characterized by industry consolidation, an evolving regulatory environment, the emergence of new technologies and intense competition. We sell our services to end user business customers and to wholesale customers. Our end users range from large enterprises with many locations, to small and medium-sized multi-site businesses to business customers with one site. Many of our end user customers are retail businesses. Our wholesale customers consist primarily of telecommunications carriers and network resellers. Our business has become more focused on end users as a result of consolidation in the telecommunications industry. We have continued to experience adverse trends related to our wholesale service offerings which have resulted primarily from a reduction in rates charged to our customers due to overcapacity in the broadband services business and from service cancellations by some customers. In addition merger and acquisition transactions have created more significant competitors for us and have reduced the number of vendors from which we may purchase network elements we leverage to operate our business.

Our business customers, including retail businesses, are particularly exposed to a weak economy. We believe that the financial and economic pressures faced by our business customers in this environment of diminished consumer spending, corporate downsizing and tightened credit have had, and may continue to have, an adverse effect on billable minutes of use and on customer attrition rates, and have resulted in and may continue to result in increased customer demands for price reductions in connection with contract renewals. We have experienced pressure on revenue and operating expenses for our business services as a result of current economic conditions, including increased subscriber acquisition and retention costs necessary to attract and retain subscribers.

2010 Highlights

Total revenues decreased $101.5 million, or 14%, from the year ended December 31, 2009 to the year ended December 31, 2010. This was primarily due to a decrease in our consumer subscriber base, from approximately 2.0 million paying subscribers as of December 31, 2009 to approximately 1.6 million paying subscribers as of December 31, 2010, as a result of reduced sales and marketing activities, continued competitive pressures and continued maturation of the narrowband Internet access market. Partially offsetting the decline in total revenues was an $81.1 million, or 15%, decline in total operating costs and expenses. Total operating costs and expenses decreased as our overall subscriber base has decreased and become longer tenured. Our longer tenured customers require less customer service and technical support and have a lower frequency of non-payment. We also experienced benefits from workforce reduction initiatives and other cost cutting initiatives. Net income decreased $205.6 million, from $287.1 million during the year ended December 31, 2009 to $81.5 million during the year ended December 31, 2010. The decrease in net income was primarily due to a $182.9 million increase in our income tax provision, as we recorded an income tax benefit in the prior year due to the release of a significant portion of our valuation allowance, and a decrease in revenues, partially offset by the decrease in total operating expenses.

Looking Ahead

In our Consumer Services segment, we expect revenues to continue to decrease as a result of reduced sales and marketing efforts and as the market for Internet access continues to mature. However, we expect the rate of revenue decline to continue to decelerate as our customer base becomes longer tenured and churn rates go down. Consistent with trends in the Internet access industry, we expect the mix of our consumer access subscriber base to continue to shift from narrowband access to broadband access customers, which will negatively affect our profitability due to the higher costs associated with delivering broadband services. We will continue to seek cost reduction initiatives, such as consolidating data centers and proprietary platforms. However, we believe that large-scale cost reduction opportunities in our Consumer Services segment will be more limited in the future and these initiatives may be costly to implement.

In our Business Services segment, we expect revenues to increase due to the inclusion of ITC^DeltaCom's revenues in our results for a full year and due to potential future acquisitions, including One Communications. However, we expect economic conditions and competitive pressures to put continued pressure on revenue and churn rates for our business services. We also expect operating expenses to increase due to the inclusion of ITC^DeltaCom's costs and expenses for a full year. We expect the One Communications transaction to close in the second quarter of 2011. We expect to incur additional closing and transaction costs, as well as integration costs related to both transactions. Once the businesses are integrated, we expect to realize cost synergies from the combined businesses. However, we expect to incur upfront costs to gain these synergies. Such costs may include severance and employee benefits or the elimination of duplicate facilities and contracts, and may result in additional restructuring activities.

Consolidated Results of Operations

The following table sets forth statement of operations data for the years ended December 31, 2008 and 2009:

	Year Ended December 31,				Change Between 2008 and 2009	
	2008		2009			
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)					
Revenues	$955,577	100%	$723,729	100%	$(231,848)	−24%
Operating costs and expenses:						
Cost of revenues (exclusive of depreciation and amortization shown separately below)	349,467	37%	265,668	37%	(83,799)	−24%
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	317,356	33%	222,181	31%	(95,175)	−30%
Depreciation and amortization	36,333	4%	23,962	3%	(12,371)	−34%
Impairment of goodwill and intangible assets	78,672	8%	24,145	3%	(54,527)	−69%
Restructuring and acquisition-related costs	9,142	1%	5,615	1%	(3,527)	−39%
Total operating costs and expenses	790,970	83%	541,571	75%	(249,399)	−32%
Income from operations	164,607	17%	182,158	25%	17,551	11%
Gain (loss) on investments, net	2,708	0%	(1,321)	0%	(4,029)	−149%
Interest expense and other, net	(12,409)	−1%	(19,804)	−3%	(7,395)	60%
Income from continuing operations before income taxes	154,906	16%	161,033	22%	6,127	4%
Income tax benefit	32,184	3%	126,085	17%	93,901	292%
Income from continuing operations	187,090	20%	287,118	40%	100,028	53%
Loss from discontinued operations, net of tax	(8,506)	−1%	—	0%	8,506	−100%
Net income	$178,584	19%	$287,118	40%	$ 108,534	61%

The following comparison of statement of operations data is affected by our acquisition of ITC^DeltaCom on December 8, 2010. ITC^DeltaCom's results are included in our operating results beginning on December 8, 2010. The following table sets forth statement of operations data for the years ended December 31, 2009 and 2010:

	Year Ended December 31,				Change Between 2009 and 2010	
	2009		2010			
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)					
Revenues	$723,729	100%	$622,212	100%	$(101,517)	−14%
Operating costs and expenses:						
Cost of revenues (exclusive of depreciation and amortization shown separately below)	265,668	37%	234,633	38%	(31,035)	−12%
Selling, general and administrative (exclusive of of depreciation and amotization shown separately below)	222,181	31%	178,417	29%	(43,764)	−20%
Depreciation and amortization	23,962	3%	23,390	4%	(572)	−2%
Impairment of goodwill and intangible assets	24,145	3%	1,711	0%	(22,434)	−93%
Restructuring and acquisition-related costs	5,615	1%	22,368	4%	16,753	298%
Total operating costs and expenses	541,571	75%	460,519	74%	(81,052)	−15%
Income from operations	182,158	25%	161,693	26%	(20,465)	−11%
Gain (loss) on investments, net	(1,321)	0%	572	0%	1,893	−143%
Interest expense and other, net	(19,804)	−3%	(23,981)	−4%	(4,177)	21%
Income from continuing operations before income taxes	161,033	22%	138,284	22%	(22,749)	−14%
Income tax benefit (provision)	126,085	17%	(56,804)	−9%	(182,889)	−145%
Net income	$287,118	40%	$ 81,480	13%	$(205,638)	−72%

Segment Results of Operations

We operate two reportable segments, Consumer Services and Business Services. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources. Our Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. These services include dial-up and high-speed Internet access services, ancillary services sold as add-on features to our Internet access services, search and advertising. Our Business Services segment provides integrated communications services and related value-added services to businesses, enterprise organizations and communications carriers. These services include data services, including managed IP-based network services and broadband Internet access services; voice services, including local exchange, long-distance and conference calling; mobile data and voice services; and web hosting. We also sell transmission capacity in our fiber network to other communications providers on a wholesale basis.

We evaluate the performance of our operating segments based on segment income from operations. Segment income from operations includes revenues from external customers, related cost of revenues and operating expenses directly attributable to the segment, which include expenses over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, operations expenses, product development expenses, certain technology and facilities expenses, billing operations and provisions for doubtful accounts. Segment income from operations excludes other income and expense items and certain expenses over which segment managers do not have discretionary control. Costs excluded from segment income from operations include various corporate expenses (consisting of certain costs such as corporate management, human resources, finance and legal), depreciation and amortization, impairment of goodwill and intangible assets, restructuring and acquisition-related costs and stock-based compensation expense, as they are not considered in the measurement of segment performance.

The following table sets forth segment data for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,			2009 vs. 2008		2010 vs. 2009	
	2008	2009	2010	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Consumer Services							
Revenues	$779,876	$575,412	$461,448	$(204,464)	−26%	$(113,964)	−20%
Cost of revenues	255,170	183,248	143,956	(71,922)	−28%	(39,292)	−21%
Gross margin	524,706	392,164	317,492	(132,542)	−25%	(74,672)	−19%
Direct segment operating expenses	193,799	122,575	87,660	(71,224)	−37%	(34,915)	−28%
Segment operating income	$330,907	$269,589	$229,832	$ (61,318)	−19%	$ (39,757)	−15%
Business Services							
Revenues	$175,701	$148,317	$160,764	$ (27,384)	−16%	$ 12,447	8%
Cost of revenues	94,297	82,420	90,677	(11,877)	−13%	8,257	10%
Gross margin	81,404	65,897	70,087	(15,507)	−19%	4,190	6%
Direct segment operating expenses	49,082	40,249	50,096	(8,833)	−18%	9,847	24%
Segment operating income	$ 32,322	$ 25,648	$ 19,991	$ (6,674)	−21%	$ (5,657)	−22%
Consolidated							
Revenues	$955,577	$723,729	$622,212	$(231,848)	−24%	$(101,517)	−14%
Cost of revenues	349,467	265,668	234,633	(83,799)	−24%	(31,035)	−12%
Gross margin	606,110	458,061	387,579	(148,049)	−24%	(70,482)	−15%
Direct segment operating expenses	242,881	162,824	137,756	(80,057)	−33%	(25,068)	−15%
Segment operating income	363,229	295,237	249,823	(67,992)	−19%	(45,414)	−15%
Stock-based compensation expense	20,133	13,231	9,959	(6,902)	−34%	(3,272)	−25%
Impairment of goodwill and intangible assets	78,672	24,145	1,711	(54,527)	−69%	(22,434)	−93%
Depreciation and amortization	36,333	23,962	23,390	(12,371)	−34%	(572)	−2%
Restructuring and acquisition-related costs	9,142	5,615	22,368	(3,527)	−39%	16,753	298%
Other operating expenses	54,342	46,126	30,702	(8,216)	−15%	(15,424)	−33%
Income from operations	$164,607	$182,158	$161,693	$ 17,551	11%	$ (20,465)	−11%

Consumer Operating Metrics

We utilize certain non-financial and operating measures to assess our financial performance. Terms such as churn and average revenue per user ("ARPU") are terms commonly used in our industry. The following table sets forth subscriber and operating data for the periods indicated:

	December 31, 2008	December 31, 2009	December 31, 2010
Consumer Subscriber Detail (a)			
Narrowband access subscribers	1,747,000	1,225,000	932,000
Broadband access subscribers	896,000	804,000	704,000
Subscribers at end of year	2,643,000	2,029,000	1,636,000

	Year Ended December 31,		
	2008	2009	2010
Consumer Subscriber Activity			
Subscribers at beginning of year	3,683,000	2,643,000	2,029,000
Gross organic subscriber additions	637,000	399,000	265,000
Acquired subscribers	8,000	—	—
Adjustment (b)	(15,000)	(7,000)	—
Churn	(1,670,000)	(1,006,000)	(658,000)
Subscribers at end of year	2,643,000	2,029,000	1,636,000
Consumer Metrics			
Average subscribers (c)	3,130,000	2,310,000	1,817,000
ARPU (d)	$ 20.76	$ 20.76	$ 21.16
Churn rate (e)	4.4%	3.6%	3.0%

(a) Subscriber counts do not include nonpaying customers. Customers receiving service under promotional programs that include periods of free service at inception are not included in subscriber counts until they become paying customers.

(b) During the year ended December 31, 2008, we removed 15,000 EarthLink-supported Sprint customers from our broadband subscriber counts. During the year ended December 31, 2009, we removed approximately 7,000 satellite subscribers from our broadband subscriber count and total subscriber count as a result of our sale of these subscriber accounts.

(c) Average subscribers or accounts is calculated by averaging the ending monthly subscribers or accounts for the thirteen months preceding and including the end of the year.

(d) ARPU represents the average monthly revenue per user (subscriber). ARPU is computed by dividing average monthly revenue for the year by the average number of subscribers for the year. Average monthly revenue used to calculate ARPU includes recurring service revenue as well as nonrecurring revenues associated with equipment and other one-time charges associated with initiating or discontinuing services.

(e) Churn rate is used to measure the rate at which subscribers discontinue service on a voluntary or involuntary basis. Churn rate is computed by dividing the average monthly number of subscribers that discontinued service during the year by the average subscribers for the year. Churn rate for the years ended December 31, 2008 and 2009 excludes the impact of the adjustments noted in (b) above.

Business Operating Metrics

	December 31, 2008	December 31, 2009	December 31, 2010
Legacy EarthLink Business Metrics (a)			
Narrowband access subscribers	17,000	8,000	7,000
Broadband access subscribers	59,000	54,000	53,000
Web hosting accounts	87,000	75,000	66,000
ITC^DeltaCom Business Metrics (b)			
Total fiber optic route miles (c)	—	—	16,504
Colocations	—	—	294
Voice and data switches	—	—	20
Retail voice lines	—	—	414,000
Wholesale voice lines	—	—	6,000
Total business voice lines	—	—	420,000

(a) Legacy EarthLink business metrics consist of metrics related to services in EarthLink's Business Services segment prior to the acquisition of ITC^DeltaCom.

(b) ITC^DeltaCom business metrics consist of metrics related to our newly acquired ITC^DeltaCom business, which is included in our Business Services segment.

(c) Includes 12,559 route miles owned or obtained through indefeasible rights to use (IRU) and 3,945 marketed and managed route miles.

Results of Operations

Revenues

The following table presents revenues by groups of similar services and by segment for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,			2009 vs. 2008		2010 vs. 2009	
	2008	2009	2010	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Consumer Services							
Access and service	$682,135	$503,769	$403,174	$(178,366)	−26%	$(100,595)	−20%
Value-added services	97,741	71,643	58,274	(26,098)	−27%	(13,369)	−19%
Total revenues	$779,876	$575,412	$461,448	$(204,464)	−26%	$(113,964)	−20%
Business Services							
Access and service	$172,944	$146,087	$158,677	$ (26,857)	−16%	$ 12,590	9%
Value-added services	2,757	2,230	2,087	(527)	−19%	(143)	−6%
Total revenues	$175,701	$148,317	$160,764	$ (27,384)	−16%	$ 12,447	8%
Consolidated							
Access and service	$855,079	$649,856	$561,851	$(205,223)	−24%	$ (88,005)	−14%
Value-added services	100,498	73,873	60,361	(26,625)	−26%	(13,512)	−18%
Total revenues	$955,577	$723,729	$622,212	$(231,848)	−24%	$(101,517)	−14%

Consolidated revenues

The primary component of our revenues is access and service revenues, which consist of narrowband access services (including traditional, fully-featured narrowband access and value-priced narrowband access); broadband access services (including high-speed access via cable and DSL; VoIP; and managed IP-based wide area networks); voice services (including local exchange services, long distance and conference calling services); the sale of transmission capacity to other telecommunications carriers; and web hosting services. We also earn revenues from value-added services, which include revenues from ancillary services sold as add-on features to our Internet access services, search and advertising.

Total revenues were $1.0 billion, $0.7 billion and $0.6 billion during the years ended December 31, 2008, 2009 and 2010, respectively. The decreases over the past three years were primarily due to decreases in our Consumer Services segment, resulting from decreases in average consumer subscribers, which were approximately 3.1 million, 2.3 million and 1.8 million during the years ended December 31, 2008, 2009 and 2010, respectively. These decreases were driven by declines in narrowband and broadband subscribers, due to reduced sales and marketing efforts, continued maturation in the market for Internet access and competitive pressures in the industry. Contributing to the decrease in total revenues from the year ended December 31, 2008 to the year ended December 31, 2009 was a decrease in our Business Services segment due to economic and competitive pressures. Partially offsetting the decrease in total revenues from the year ended December 31, 2009 to the year ended December 31, 2010 was an increase in our Business Services segment due to the inclusion of ITC^DeltaCom's revenues for the period December 8, 2010 through December 31, 2010.

Consumer services revenues

Access and service. Access and service revenues consist of recurring monthly charges for narrowband and broadband access services; usage fees; installation fees; termination fees; and fees for equipment. Consumer access and service revenues decreased $178.4 million, or 26%, from the year ended December 31, 2008 to the year ended December 31, 2009 and decreased $100.6 million, or 20%, from the year ended December 31, 2009 to the year ended December 31, 2010. The decreases in consumer access and service revenues were due to decreases in narrowband access and broadband access revenues. Average consumer narrowband subscribers were 2.1 million, 1.5 million and 1.1 million during the years ended December 31, 2008, 2009 and 2010, respectively. Average consumer broadband subscribers were 0.9 million, 0.8 million and 0.7 million during the years ended December 31, 2008, 2009 and 2010, respectively. Narrowband access comprised a larger portion of the average consumer access subscriber decreases, as average narrowband subscribers were approximately 69%, 63% and 59% of average consumer access subscribers during the years ended December 31, 2008, 2009 and 2010, respectively. Within narrowband access, our value-priced narrowband services comprised a larger proportion of the total narrowband decrease, as average PeoplePC access subscribers were approximately 47%, 39% and 32% of our average consumer narrowband customer base during the years ended December 31, 2008, 2009 and 2010, respectively. The decreases in average consumer access subscribers resulted from reduced sales and marketing activities, the continued maturation of and competition in the market for narrowband Internet access and competitive pressures in the industry. However, we continue to focus on the retention of customers and on marketing channels that we believe will produce an acceptable rate of return.

Offsetting the declines in average consumer subscribers was an improvement in consumer subscriber churn rates, which were 4.4%, 3.6% and 3.0% during the years ended December 31, 2008, 2009 and 2010, respectively. Churn rates decreased due to the increased tenure of our subscriber base. In addition, the shift in mix of our subscribers from narrowband access to broadband access has also favorably impacted churn, as our broadband access customers have lower churn rates than our narrowband access customers. We expect our consumer access and service subscriber base to continue to decrease due to decreased sales and marketing activities, competitive pressures and the continued maturation of the market for narrowband Internet access. However, as our customers become more tenured, we expect our churn rates to decline.

Value-added services revenues. Value-added services revenues consist of revenues from ancillary services sold as add-on features to our Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues. We derive these revenues from fees charged for ancillary services; fees charged for paid placements for searches, powered by the Google™ search engine; fees generated through revenue sharing arrangements with online partners whose products and services can be accessed through our web properties; commissions received from partners for the sale of partners' services to our subscribers; and fees charged for advertising on our various web properties.

Value-added services revenues decreased $26.1 million, or 27%, from the year ended December 31, 2008 to the year ended December 31, 2009 and decreased $13.4 million, or 19%, from the year ended December 31, 2009 to the year ended December 31, 2010. This was due primarily to decreases in subscribers for ancillary services, primarily security services, and in search advertising revenues. The decreases resulted from the decline in total average consumer subscribers. However, partially offsetting these decreases was an increase in subscription revenue per subscriber.

Business services revenues

Business services revenues consist primarily of recurring monthly charges; usage fees; installation fees; and termination fees. Business access and service revenues also consist of web hosting revenues from leasing server space and providing web services to enable customers to build and maintain an effective online presence. We sell our services to end-user business customers and to wholesale customers. Our end users range from large enterprises with many locations, to small and medium-sized multi-site businesses to business customers with one site. Our wholesale customers consist primarily of telecommunications carriers. Many of our end user customers are retail businesses.

Business services revenues decreased $27.4 million, or 16%, from the year ended December 31, 2008 to the year ended December 31, 2009. The decrease was primarily due to a decrease in New Edge revenues resulting from a decrease in average subscribers and an increase in promotions and retention incentives necessary to attract and retain subscribers in a difficult economic environment. Although our churn rates decreased during the year ended December 31, 2009 compared to the prior period, the number of new customers we were able to add was negatively impacted by economic and competitive pressures. Also contributing to the decrease in business access and service revenues were decreases in average web hosting accounts, average business broadband customers and average business narrowband customers. Business access and service ARPU increased during the year ended December 31, 2009 compared to the prior period due to the shift in mix of our business access subscriber base from business dial-up and high-speed services to IP-based network services.

Business services revenues increased $12.4 million, or 8%, from the year ended December 31, 2009 to the year ended December 31, 2010. The increase was primarily due to the inclusion of $26.6 million of ITC^DeltaCom revenues for the period December 8, 2010 through December 31, 2010. This was partially offset by a decrease in revenues due to declining business demand and competitive pricing pressures, which has decreased the rate at which we add new customers and increased promotions and retention incentives necessary to attract and retain subscribers. Also contributing to the decrease in business access and service revenues were decreases in average web hosting accounts, average business broadband customers and average business narrowband customers.

Cost of revenues

Consolidated cost of revenues

Cost of revenues includes costs directly associated with providing services to our customers. Total cost of revenues decreased $83.8 million, or 24%, from the year ended December 31, 2008 to the year ended December 31, 2009. This decrease was comprised of a $71.9 million decrease in consumer services cost of revenues and $11.9 million decrease in business services cost of revenue. Total cost of revenues remained constant at 37% of revenues due to our contract renegotiations and internal network cost management efforts which mitigated the effect of the change in mix of our subscriber base to broadband subscribers. Total cost of revenues decreased $31.0 million, or 12%, from the year ended December 31, 2009 to the year ended December 31, 2010. This decrease was comprised of a $39.3 million decrease in consumer services cost of revenues, partially offset by an $8.3 million increase in business services cost of revenue. Total cost of revenues increased from 37% of revenues during the year ended December 31, 2009 to 38% of revenues during the year ended December 31, 2010 due to the effect of the change in mix of our subscriber base to broadband subscribers and to business services customers.

Consumer services cost of revenues

Cost of revenues for our Consumer Services segment primarily consists of telecommunications fees and network operations costs incurred to provide our Internet access services; fees paid to content providers for information provided on our online properties; and the cost of equipment sold to customers for use with our services. Our principal provider for narrowband services is Level 3 Communications, Inc. We also purchase lesser amounts of narrowband services from certain regional and local providers. Our principal providers of broadband connectivity are AT&T Inc., Bright House Networks, Comcast Corporation, Covad Communications Group, Inc., Qwest Corporation, Time Warner Cable and Verizon Communications, Inc. Cost of revenues for our Consumer Services segment also include sales incentives, which include the cost of promotional products and services provided to potential and new subscribers, including free modems and other hardware and free Internet access on a trial basis.

Consumer Services cost of revenues decreased $71.9 million, or 28%, from the year ended December 31, 2008 to the year ended December 31, 2009 and decreased $39.3 million, or 21%, from the year ended December 31, 2009 to the year ended December 31, 2010. The decreases are primarily due to the decline in average consumer services subscribers. Also contributing was a decline in average consumer cost of revenue per subscriber resulting from contract renegotiations with network service providers and internal network cost management efforts.

Business services cost of revenues

Cost of revenues for our Business Services segment primarily consists of the cost of connecting customers to our networks via leased facilities; the costs of leasing components of our network facilities; costs paid to third-party providers for interconnect access and transport services; and the cost of equipment sold to customers for use with our services. Business Services cost of revenues decreased $11.9 million, or 13%, from the year ended December 31, 2008 to the year ended December 31, 2009. The decrease in business services cost of revenues was due to a decrease in average business services subscribers resulting from declining business demand and competitive pressures. Business Services cost of revenues increased $8.3 million, or 10%, from the year ended December 31, 2009 to the year ended December 31, 2010. The increase in business services cost of revenues increased primarily due to the inclusion of ITC^DeltaCom's cost of revenues for the period December 8, 2010 through December 31, 2010. Also contributing was an increase as the product mix of our legacy business services has shifted from legacy wholesale products to IP-based network services. These were offset by a decline in average business services subscribers.

Selling, general and administrative

Selling, general and administrative expenses consist of expenses related to sales and marketing, customer service, network operations, information technology, regulatory, billing and collections, corporate administration, and legal and accounting. Such costs include salaries and related employee costs (including stock-based compensation), outsourced labor, professional fees, property taxes, travel, insurance, rent, advertising and other administrative expenses.

Selling, general and administrative expenses decreased $95.2 million, or 30%, from the year ended December 31, 2008 to the year ended December 31, 2009. The decrease consisted primarily of decreases in personnel-related costs, outsourced labor, advertising expense, bad debt and payment processing fees, legal and professional fees, and occupancy and related costs. The decreases resulted from reduced headcount and continued cost reduction initiatives, reduced discretionary sales and marketing spend, consolidation to primarily one outsourced customer service and technical support provider for our consumer services and cost benefits as our overall subscriber base has decreased and become longer tenured. Longer tenured customers have a lower frequency of non-payment and require less customer service and technical support. Partially offsetting these decreases were costs incurred as a result of certain legal settlements and resolution of various state and local tax issues and audits. As a result of the foregoing, selling, general and administrative expenses decreased from 33% of revenues during the year ended December 31, 2008 to 31% of revenues during year ended December 31, 2009.

Selling, general and administrative expenses decreased $43.8 million, or 20%, from the year ended December 31, 2009 to the year ended December 31, 2010. The decrease consisted primarily of decreases in personnel-related costs, outsourced labor, advertising expense, bad debt and payment processing fees and legal and professional fees. The decreases resulted from reduced headcount and continued cost reduction initiatives, reduced discretionary sales and marketing spend, and continued benefits as our overall subscriber base has decreased and become longer tenured. These decreases were partially offset by the inclusion of ITC^DeltaCom's selling, general and administrative expenses for the period December 8, 2010 through December 31, 2010. Selling, general and administrative expenses decreased from 31% of revenues during the year ended December 31, 2009 to 29% of revenues during year ended December 31, 2010.

Depreciation and amortization

Depreciation and amortization includes depreciation of property and equipment and amortization of definite-lived intangible assets acquired in purchases of businesses and purchases of customer bases from other companies. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the various asset classes. Definite-lived intangible assets, which primarily consist of subscriber bases and customer relationships, acquired software and technology, trade names and other assets, are amortized on a straight-line basis over their estimated useful lives, which range from three to six years.

Depreciation and amortization decreased $12.4 million, or 34%, from the year ended December 31, 2008 to the year ended December 31, 2009. This consisted of a $6.8 million decrease in depreciation expense and a $5.6 million decrease in amortization expense. The decrease in depreciation expense compared to the year ended December 31, 2008 was primarily due to property and equipment becoming fully depreciated over the past year. The decrease in amortization expense compared to the year ended December 31, 2008 was primarily due to certain identifiable definite-lived intangible assets becoming fully amortized over the past year. In addition, we impaired certain identifiable definite-lived intangible assets during the fourth quarter of 2008, which contributed to the decrease in amortization expense.

Depreciation and amortization decreased $0.6 million, or 2%, from the year ended December 31, 2009 to the year ended December 31, 2010. This consisted of a $2.0 million decrease in amortization expense, partially offset by a $1.4 million increase in depreciation expense. The decrease in amortization expense compared to the year ended December 31, 2009 was due to certain identifiable definite-lived intangible assets becoming fully amortized over the past year, which was partially offset by the inclusion of amortization of acquired ITC^DeltaCom intangible assets for the period December 8, 2010 through December 31, 2010. The increase in depreciation expense compared to the year ended December 31, 2009 was primarily attributable to depreciation expense resulting from property and equipment obtained in the acquisition of ITC^DeltaCom. We expect depreciation and amortization to increase in 2011 as a result of property and equipment and definite-lived intangible assets obtained in our acquisition of ITC^DeltaCom and potential future acqusitions.

Impairment of goodwill and intangible assets

During the years ended December 31, 2008, 2009 and 2010, we recorded non-cash impairment charges for goodwill and intangible assets of $78.7 million, $24.1 million and $1.7 million, respectively. We test goodwill and indefinite-lived intangible assets for impairment annually or when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

After completing our annual impairment test during the fourth quarter of 2008, we concluded that goodwill and certain intangible assets recorded as a result of our April 2006 acquisition of New Edge were impaired and we recorded non-cash impairment charges related to the New Edge reporting unit of $64.0 million for goodwill, $3.1 million for the indefinite-lived trade name and $11.6 million for customer relationships. The primary factor contributing to the impairment charge was the significant economic downturn. New Edge serves a large percentage of small and medium-sized business customers, especially retail businesses, which were particularly affected by the economic downturn. Economic conditions affecting retail businesses worsened substantially during the "holiday season" in the fourth quarter of 2008. As a result, management updated its long-range financial outlook, which reflected decreased expectations of future growth rates and cash flows for New Edge. We used this updated financial outlook in conjunction with our annual impairment test.

After completing our annual impairment test during the fourth quarter of 2009, we concluded that goodwill and certain intangible assets recorded as a result of the New Edge acquisition were further impaired and recorded non-cash impairment charges related to the New Edge reporting unit of $23.9 million for goodwill and $0.2 million for the indefinite-lived trade name. As a result, there is no remaining carrying value related to New Edge goodwill. The primary factor contributing to the impairment charge was continued sales pressure in the small and medium-sized business market due to the economy, which adversely impacted our long-range financial outlook.

The annual impairment test during the fourth quarter of 2010 indicated that the fair value of our reporting units exceeded their carrying values. As a result, we concluded that our remaining goodwill relating to our Consumer Segment was not impaired.

Goodwill. Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. As of the date of our annual impairment tests, we operated two reportable segments, Consumer Services and Business Services and had three reporting units for evaluating goodwill, which were Consumer Services, New Edge and Web Hosting. The Consumer Services reportable segment is one reporting unit, while the Business Services reportable segment consisted of two reporting units, New Edge and Web Hosting. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results.

The first step of the impairment test involves comparing the estimated fair value of our reporting units with the reporting unit's carrying amount, including goodwill. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that included the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated by using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit.

Upon completion of the first step of the impairment test during the years ended December 31, 2008 and 2009, we determined that the carrying value of our New Edge reporting unit exceeded its estimated fair value. Because indicators of impairment existed for this reporting unit, we performed the second step of the test. We determined the implied fair value of goodwill in the same manner used to recognize goodwill in a business combination. To determine the implied value of goodwill, we allocated fair values to the assets and liabilities of the New Edge reporting unit. We calculated the implied fair value of goodwill as the excess of the fair value of the New Edge reporting unit over the amounts assigned to its assets and liabilities. We determined the $64.0 million and $23.9 million impairment losses during the years ended December 31, 2008 and 2009, respectively, as the amount by which the carrying value of goodwill exceeded the implied fair value of the goodwill.

Indefinite-lived intangible assets. The impairment test for our indefinite-lived intangible assets, which consist of trade names, involves a comparison of the estimated fair value of the intangible asset with its carrying value. We determined the fair value of our trade names using the royalty savings method, in which the fair value of the asset was calculated based on the present value of the royalty stream that we are saving by owning the asset. Given the economic environment and other factors noted above, we decreased our estimates for revenues associated with our New Edge trade name. As a result, we recorded non-cash impairment charges related to our New Edge trade name of $3.1 million and $0.2 million during the years ended December 31, 2008 and 2009, respectively. In November of 2010, we decided to re-brand the New Edge Networks name as EarthLink Business. We recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down our New Edge trade name. As a result, there is no remaining carrying value related to the New Edge trade name.

Definite-lived intangible assets. As a result of the goodwill and indefinite-lived asset impairments in the New Edge reporting unit, we also tested this segment's definite-lived intangible assets for impairment. Because of the decrease in expected future cash from such definite-lived intangible assets, we concluded certain customer relationships were not fully recoverable and recorded a non-cash impairment charge of $11.6 million during the year ended December 31, 2008. We did not record any impairment charges for our definite-lived intangible assets during the years ended December 31, 2009 and 2010.

Restructuring and acquisition-related costs

Restructuring and acquisition-related costs consisted of the following during the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
2007 Restructuring Plan	$9,394	$5,743	$ 1,121
Legacy Restructuring Plans	(252)	(128)	294
Total facility exit and restructuring costs	9,142	5,615	1,415
Acquisition-related costs	—	—	20,953
Restructuring and acquisition-related costs	$9,142	$5,615	$22,368

2007 Restructuring Plan. In August 2007, we adopted a restructuring plan to reduce costs and improve the efficiency of our operations ("the 2007 Plan"). The 2007 Plan was the result of a comprehensive review of operations within and across our functions and businesses. Under the 2007 Plan, we reduced our workforce by approximately 900 employees, consolidated our office facilities in Atlanta, Georgia and Pasadena, California and closed office facilities in Orlando, Florida; Knoxville, Tennessee; Harrisburg, Pennsylvania and San Francisco, California. The 2007 Plan was primarily implemented during the latter half of 2007 and during 2008. Since management continues to evaluate our businesses, there have been and may continue to be supplemental provisions for new plan initiatives as well as changes in estimates to amounts previously recorded. As a result of the 2007 Plan, we recorded facility exit and restructuring costs of $9.4 million, $5.7 million and $1.1 million during the years ended December 31, 2008, 2009 and 2010, respectively. The asset impairment charges primarily relate to fixed asset write-offs due to facility closings and consolidations and the termination of certain projects for which costs had been capitalized. These assets were impaired as the carrying values of the assets exceeded the expected future undiscounted cash flows to us.

Legacy Restructuring Plans. During the years ended December 31, 2003, 2004 and 2005, we executed a series of plans to restructure and streamline our contact center operations and outsource certain internal functions (collectively referred to as "Legacy Plans"). The Legacy Plans included facility exit costs, personnel-related costs and asset disposals. We periodically evaluate and adjust our estimates for facility exit and restructuring costs based on currently-available information. During the years ended December 31, 2008 and 2009, we recorded reductions of $0.3 million and $0.1 million, respectively, to facility exit and restructuring costs and during the year ended December 31, 2010, we recorded an additional $0.3 million of facility exit and restructuring costs as a result of changes in estimates for Legacy Plans.

Acquisition-Related Costs. Acquisition-related costs consist of external costs directly related to our acquisitions, such as advisory, legal, accounting, valuation and other professional fees. Acquisition-related costs also include employee severance and benefit costs and costs to settle stock-based awards attributable to postcombination service in connection with the ITC^DeltaCom acquisition. Acquisition-related costs consisted of the following during the year ended December 31, 2010:

	Year Ended December 31, 2010
	(in thousands)
Transaction related costs	$10,164
Costs to settle postcombination stock-awards	5,742
Severance and retention costs	5,047
Total acquisition-related costs	$20,953

Gain (loss) on investments, net

Gain (loss) on investments, net, consisted of the following during the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Other-than-temporary impairment losses	$(3,556)	$(9,300)	$ —
Cash distributions from investments	—	231	—
Gain from sale of Covad common stock	2,025	—	—
Gain from receipt of Virgin Mobile shares	4,352	—	—
Gain from receipt and sale of Sprint Nextel shares	—	7,641	100
Net change in fair value of auction rate securities and put right	(113)	107	5
Gains from sales of other investments	—	—	467
	$ 2,708	$(1,321)	$572

We had an investment in Covad consisting of 6.1 million shares of Covad common stock. During the year ended December 31, 2008, Platinum Equity, LLC acquired all outstanding shares of Covad. As a result, we received cash of $6.3 million for our 6.1 million shares of Covad common stock and recognized a gain of $2.0 million based on our cost basis of the Covad common stock.

During the year ended December 31, 2008, we received limited partnership units equivalent to approximately 1.8 million shares of Virgin Mobile common stock in exchange for our investment in HELIO. We recognized a gain of $4.4 million as a result of this transaction. During the year ended December 31, 2009, Sprint Nextel and Virgin Mobile completed a merger and we received 2.4 million shares of Sprint Nextel common stock for our Virgin Mobile common stock. During the year ended

December 31, 2009, we sold 2.2 million of the Sprint Nextel shares for net proceeds of $8.2 million. We recorded a $7.6 million gain resulting from the receipt of Sprint Nextel shares and the subsequent sale. During the year ended December 31, 2010, we sold 0.2 million of the Sprint Nextel shares for net proceeds of $1.6 million and recognized a gain of $0.1 million.

During the years ended December 31, 2008 and 2009, we held investments in auction rate securities. These securities were variable-rate debt instruments whose underlying agreements had contractual maturities of up to 40 years, but had interest rate reset periods at pre-determined intervals, usually every 28 days. These securities were predominantly secured by student loans guaranteed by state related higher education agencies and reinsured by the U.S. Department of Education. Beginning in February 2008, auctions for these securities failed to attract sufficient buyers, resulting in us continuing to hold such securities. In October 2008, we entered into an agreement with the broker that sold us our auction rate securities that gave us the right to sell our existing auction rate securities back to the broker at par plus accrued interest, beginning on June 30, 2010 until July 2, 2012 (herein referred to as "put right"). During 2008, we recorded an other-than-temporary impairment of $9.9 million to reflect the auction rate securities at their fair value, as we no longer had the intent to hold the securities until maturity. We also elected a one-time transfer of our auction rate securities from the available-for-sale category to the trading category. We recorded the value of the put right in our Consolidated Balance Sheet with a corresponding $9.8 million gain on investments in the Consolidated Statement of Operations. We elected the fair value option for the put right to offset the fair value changes of the auction rate securities. The other-than-temporary impairment, net of the gain on the put right, was $0.1 million during the year ended December 31, 2008. During the years ended December 31, 2009 and 2010, we recorded gains of $4.7 million and $5.3 million, respectively, related to the auction rate securities and recorded losses of $4.6 million and $5.3 million, respectively, related to the put right. The net gains during the years ended December 31, 2009 and 2010 are included in gain (loss) on investments, net, in the Consolidated Statements of Operations. During the years ended December 31, 2009 and 2010, we redeemed $9.6 million and $48.2 million, respectively, of our auction rate securities at par, plus accrued interest. As a result, we no longer held investments in auction rate securities as of December 31, 2010.

Interest expense and other, net

Interest expense and other, net, is primarily comprised of interest expense incurred on our Convertible Senior Notes due November 15, 2026 (the "EarthLink Notes") and on ITC^DeltaCom's 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes"); interest earned on our cash, cash equivalents and marketable securities; and other miscellaneous income and expense items.

Interest expense and other, net, increased $7.4 million, from $12.4 million during the year ended December 31, 2008 to $19.8 million during the year ended December 31, 2009. The increase was primarily due to a decrease in interest earned on our cash, cash equivalents and marketable securities, despite an increase in our average cash and marketable securities balance, due to lower investment yields from deteriorating financial and credit markets. Also contributing to the increase was an increase in interest expense resulting from an increase in accretion of the debt discount relating to the EarthLink Notes.

Interest expense and other, net, increased $4.2 million, from $19.8 million during the year ended December 31, 2009 to $24.0 million during the year ended December 31, 2010. The increase was primarily due to the inclusion of ITC^DeltaCom interest expense. In connection with the ITC^DeltaCom acquisition, we assumed $325.0 million aggregate principal amount of the ITC^DeltaCom Notes. Also contributing to the increase was an increase in interest expense resulting from an increase in accretion of the debt discount relating to the EarthLink Notes and a decrease in interest earned on our cash, cash equivalents and marketable securities, despite an increase in our average cash and marketable securities balance, due to lower investment yields.

Income tax benefit (provision)

We recognized an income tax benefit of $32.2 million during year ended December 31, 2008. This consisted primarily of a benefit of $56.1 million resulting from the release of a portion of our valuation allowance against our deferred tax assets, primarily related to net operating loss carryforwards. Offsetting this benefit was an income tax provision of $23.9 million recorded during the year ended December 31, 2008. The tax provision consisted of $7.0 million state income and federal and state alternative minimum tax ("AMT") amounts payable due to the net operating loss carryforward limitations associated with the AMT calculation and $16.9 million for non-cash deferred tax provisions associated with the utilization of net operating loss carryforwards which were acquired in connection with acquisitions. We recognized an income tax benefit of $126.1 million during year ended December 31, 2009. This benefit consisted primarily of a benefit of $198.8 million resulting from the release of a portion of our valuation allowance against our deferred tax assets, primarily related to net operating loss carryforwards. During the year ended December 31, 2009, we determined we will more likely than not be able to utilize these deferred tax assets due to the generation of sufficient taxable income in the future. Offsetting this benefit was an income tax provision of $72.6 million, consisting of $9.3 million state income and federal and state AMT amounts payable and $63.3 million for non-cash deferred tax provisions associated with the utilization of net operating loss carryforwards. We recognized an income tax provision of $56.8 million during the year ended December 31, 2010, which consisted of $7.3 million state income and federal and state AMT amounts payable due to the net operating loss carryforward limitations associated with the AMT calculation and $49.5 million for non-cash deferred tax provisions associated with the utilization of net operating loss carryforwards.

As of December 31, 2010, we maintained a valuation allowance of $39.2 million against certain deferred tax assets. Of this amount, $31.6 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses as an adjustment to additional paid-in-capital. A valuation allowance of $7.2 million relates to net operating losses in certain jurisdictions where we believe it is "not more likely than not" to be realized in future periods. In addition, a valuation allowance of $0.4 million was established in 2010 relating to stock compensation deferred tax assets.

To the extent we report income in future periods, we intend to use our net operating loss carryforwards to the extent available to offset taxable income and reduce cash outflows for income taxes. Our ability to use our federal and state net operating loss carryforwards and federal and state tax credit carryforwards may be subject to restrictions attributable to certain transactions such as equity transactions in the future resulting from changes in ownership as defined under the Internal Revenue Code.

As a result of our acquisition of ITC^DeltaCom in December 2010, we increased our net deferred tax assets by $70.7 million. Included in this amount is $123.3 of deferred tax assets relating to federal and state net operating losses. These amounts also include a valuation allowance of $5.6 million for certain jurisdictions.

Loss from discontinued operations, net of tax

Loss from discontinued operations, net of tax, during the year ended December 31, 2008 reflects our municipal wireless broadband operations. In November 2007, management concluded that our municipal wireless broadband operations were no longer consistent with our strategic direction and our Board of Directors authorized management to pursue the divestiture of our municipal wireless broadband assets. The municipal wireless results of operations were previously included in our Consumer Services segment. As of December 31, 2008, the divestiture of our municipal wireless broadband assets was complete.

The following table presents summarized results of operations related to our discontinued operations for the year ended December 31, 2008:

	Year Ended December 31, 2008
	(in thousands)
Revenues	$ 1,305
Operating costs and expenses	(4,569)
Impairment, facility exit and restructuring costs	(6,326)
Income tax benefit	1,084
Loss from discontinued operations, net of tax	$(8,506)

Stock-Based Compensation

We measure stock-based compensation cost for all stock awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. The fair value of our stock options is estimated using the Black-Scholes valuation model, and the fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. For performance-based awards, we recognize expense over the requisite service period, net of estimated forfeitures, using the accelerated attribution method when it is probable that the performance measure will be achieved. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from management's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Stock-based compensation expense was $20.1 million, $13.2 million and $10.0 million during the years ended December 31, 2008, 2009 and 2010, respectively. Stock-based compensation expense is classified within selling, general and administrative expenses, which is the same operating expense line item as cash compensation paid to employees.

Facility Exit and Restructuring Costs

2007 Plan. We expect to incur future cash outflows for real estate obligations through 2014 related to the 2007 Plan. The following table summarizes activity for the liability balances associated with the 2007 Plan for the years ended December 31, 2008, 2009 and 2010, including changes during the year attributable to costs incurred and charged to expense and costs paid or otherwise settled:

	Severance and Benefits	Facilities	Asset Impairments	Total
		(in thousands)		
Balance as of December 31, 2007	$ 12,041	$16,124	$ —	$ 28,165
Accruals	461	4,808	4,125	9,394
Payments	(12,502)	(6,174)	—	(18,676)
Non-cash charges	—	1,936	(4,125)	(2,189)
Balance as of December 31, 2008	—	16,694	—	16,694
Accruals	—	5,697	46	5,743
Payments	—	(5,442)	—	(5,442)
Non-cash charges	—	489	(46)	443
Balance as of December 31, 2009	—	17,438	—	17,438
Accruals	—	1,012	109	1,121
Payments	—	(5,205)	—	(5,205)
Non-cash charges	—	368	(109)	259
Balance as of December 31, 2010	$ —	$13,613	$ —	$ 13,613

Legacy Plans. As of December 31, 2010, all other costs associated with the Legacy Plans had been paid or otherwise settled.

Liquidity and Capital Resources

The following table sets forth summarized cash flow data for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
		(in thousands)	
Net income	$178,584	$287,118	$ 81,480
Non-cash items	112,307	(58,711)	98,871
Changes in working capital	(60,279)	(19,785)	(25,902)
Net cash provided by operating activities	$230,612	$208,622	$ 154,449
Net cash provided by (used in) investing activities	$107,124	$ (37,121)	$(454,193)
Net cash used in financing activities	$ (24,999)	$ (47,070)	$ (68,299)

Operating activities

Net cash provided by operating activities decreased during the years ended December 31, 2009 and 2010 primarily due to decreases in revenues as our overall subscriber base has decreased. However, this decrease was partially offset by reduced sales and marketing spending, reduced telecommunication costs and reduced customer support and bad debt expense as our overall subscriber base has decreased and become longer tenured, and reduced back-office support costs.

Non-cash items include items that are not expected to generate or require the use of cash, such as depreciation and amortization relating to our network, facilities and intangible assets, net losses of equity affiliate, deferred income taxes, stock-based compensation, non-cash disposals and impairments of fixed assets, impairments of goodwill and intangible assets, gain (loss) on investments, net, amortization of debt discount, premium and issuance costs. The changes in non-cash items over the past two years was primarily due to noncash income taxes, as we recognized income tax benefits during the years ended December 31, 2008 and 2009 resulting from releases of our valuation allowance and recognized an income tax provision during the year ended December 31, 2010. Also contributing to the changes in non-cash items over the past two years were decreases in impairment of goodwill and intangible assets, depreciation and amortization expense and stock-based compensation.

Changes in working capital requirements include changes in accounts receivable, prepaid and other assets, accounts payable, accrued and other liabilities and deferred revenue. Cash used for working capital requirements decreased during the year ended December 31, 2009 compared to the prior year primarily due to reduced back office support and sales and marketing spending. Also contributing to the decrease were decreases in payments resulting from the 2007 Plan and from the discontinuation of our municipal wireless broadband operations. Cash used for working capital requirements increased during the year ended December 31, 2010 compared to the prior year primarily due to certain one-time payments relating to our acquisition of ITC^DeltaCom, including severance and related benefits and investment advisory and other professional fees, certain legal settlements and certain state and local tax audits and an increase in payments for workforce reduction initiatives.

Investing activities

Our investing activities provided cash of $107.1 million during the year ended December 31, 2008. This consisted primarily of $57.1 million received for our Covad investment and $56.9 million of sales and maturities of investments in marketable securities, net of purchases. In April 2008, Platinum Equity, LLC acquired all outstanding shares of Covad. As a result, we received cash of $50.8 million for the aggregate principal amount of the 12% Senior Secured Convertible Notes due 2011 held by us plus accrued interest in April 2008 and we received cash of $6.3 million for our 6.1 million shares of Covad common stock in May 2008. The decreases were offset by $5.7 million of capital expenditures and $1.2 million used to purchase subscriber bases from other ISPs.

Our investing activities used cash of $37.1 million during the year ended December 31, 2009. This consisted primarily of $32.4 million of purchases of investments in marketable securities, net of sales and maturities, and $13.1 million of capital expenditures, primarily associated with network and technology center related projects. This was offset by $8.4 million of proceeds received from investments in other companies. During the year ended December 31, 2009, we sold 2.2 million of our Sprint Nextel shares for net proceeds of $8.2 million and received $0.2 million in cash distributions from one of our investments.

Our investing activities used cash of $454.2 million during the year ended December 31, 2010. This consisted primarily of $192.3 million of net cash used for the acquisition of ITC^DeltaCom and $9.1 million of cash paid to settle stock-based awards in connection with the acquisition. We also used $229.5 million of purchases of investments in marketable securities, net of sales and maturities, as we invested some of our excess cash in longer-term marketable securities. Included in the net purchase amount was $48.2 million of proceeds received from the sale of auction rate securities. We also used cash of $24.0 million for capital expenditures, primarily associated with network and technology center related projects, which includes incremental capital spending for ITC^DeltaCom. Partially offsetting these amounts was $1.6 million of proceeds received from the sale of certain investments.

Financing activities

Our financing activities used cash of $25.0 million during the year ended December 31, 2008. This consisted primarily of $31.9 million used to repurchase 3.8 million shares of our common stock and $2.7 million to pay off a capital lease obligation. Included in the share repurchase amount is the repurchase of approximately 2.5 million shares of common stock for approximately $22.7 million in connection with the termination of our convertible note hedge and warrant agreements. In connection with the issuance of the EarthLink Notes, we entered into separate convertible note hedge transactions and separate warrant transactions with respect to our common stock to minimize the impact of the potential dilution upon conversion of the EarthLink Notes. In September 2008, we terminated our convertible note hedge and warrant agreements purchased approximately the shares of common stock the counterparties held in hedge positions. Partially offsetting cash used for repurchases were proceeds of $8.1 million from the exercise of stock options.

Our financing activities used cash of $47.1 million during year ended December 31, 2009. This consisted primarily of $30.0 million for payment of dividends and $22.3 million used to repurchase 3.6 million shares of our common stock, offset by $5.3 million of proceeds from the exercise of stock options.

Our financing activities used cash of $68.3 million during the year ended December 31, 2010. This consisted primarily of $67.5 million of dividend payments, $2.8 million to pay for early conversion of a portion of the EarthLink Notes and $0.9 million used to repurchase 0.1 million shares of our common stock. Under the terms of the indenture governing the EarthLink Notes, our payment of cash dividends requires an adjustment to the conversion rate for the EarthLink Notes. In addition, as a result of the adjustment, the EarthLink Notes may be surrendered for conversion for a period of time between the declaration date and the record date, as defined in the indenture, for the consideration provided for in the indenture. These uses of cash were partially offset by $2.8 million of proceeds from the exercise of stock options.

Future Uses of Cash and Funding Sources

Uses of cash

Acquisitions. We expect to use $370.0 million of cash upon closing of our acquisitions of One Communications and STS Telecom in the first half of 2011. However, this amount could fluctuate based on One Communications' shareholders right to elect to receive equity or cash for their portion of the transaction. We also expect to use cash for one-time costs related to these transactions, including transaction and closing costs, as well as integration costs. These transactions may result in significant costs and expenses, including those related to severance pay, payments to executive officers and key employees under retention plans, employee benefit costs, and legal, accounting and financial advisory fees. There are a number of systems that must be integrated, including management information, sales, billing and benefits. We expect to incur expenses in connection with integrating the businesses, policies, procedures, operations, technologies and systems of our acquisitions with ours. In addition, we expect to incur integration costs related to branding initiatives associated with changing the trade name to EarthLink Business.

Debt and interest. We expect to use cash related to our outstanding indebtedness. On November 15, 2011, holders of the EarthLink Notes have the right under the governing indenture to require us to repurchase the EarthLink Notes and the EarthLink Notes are convertible on October 15, 2011 and upon certain events. We will use cash to repurchase EarthLink Notes or in connection with holders' conversion of EarthLink Notes, if the holders exercise their right on those dates or potential future dates. In connection with our acquisition of ITC^DeltaCom, we assumed their outstanding $325 million aggregate principal amount of 10.5% senior secured notes due on April 1, 2016. As a result, we also expect to use cash for increased interest payments. We also may use cash to redeem the ITC^DeltaCom Notes in accordance with the terms of the related indenture or to repurchase the ITC^DeltaCom Notes.

Capital expenditures. We believe that to remain competitive with much larger telecommunications and cable companies, we will require significant additional capital expenditures to enhance and operate our fiber network. We expect to incur capital expenditures to maintain and upgrade our network and technology infrastructure. The actual amount of capital expenditures may fluctuate due to a number of factors which are difficult to predict and could change significantly over time. Additionally, technological advances may require us to make capital expenditures to develop or acquire new equipment or technology in order to replace aging or technologically obsolete equipment.

Dividends. During the years ended December 31, 2009 and 2010, cash dividends declared were $0.28 and $0.62 per common share, respectively. In January 2011, we reduced the amount of our quarterly dividend from $0.16 per share to $0.05 per share. We currently intend to continue to pay regular quarterly dividends on our common stock. However, any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant.

Cost reduction initiatives. We plan to continue to implement cost reduction initiatives and to manage our business more efficiently. This may include outsourcing certain functions, renegotiating contacts with network service providers and consolidating or closing certain facilities, including our data centers. We may incur upfront costs in connection with implementing these initiatives. We will also continue to use cash to pay real estate obligations associated with facilities exited in our past restructuring plans and for workforce reduction initiatives.

Other. We may use cash to invest in or acquire other companies or to repurchase common stock. We expect to continue to evaluate and consider potential strategic transactions that we believe may complement our business. Although we continue to consider and evaluate potential strategic transactions, there can be no assurance that we will be able to consummate any such transaction.

Our cash requirements depend on numerous factors, including costs required to integrate our acquisitions, costs required to repurchase debt, the size and types of future acquisitions in which we may engage, the costs required to maintain our network infrastructure, the pricing of our access services, and the level of resources used for our sales and marketing activities, among others. In addition, our use of cash in connection with acquisitions may limit other potential uses of our cash, including stock repurchases, debt repayments, dividend payments and payments for outstanding indebtedness.

Sources of cash

Our principal sources of liquidity are our cash, cash equivalents and investments in marketable securities, as well as the cash flow we generate from our operations. During the years ended December 31, 2008, 2009 and 2010, we generated $230.6 million, $208.6 million and $154.4 million in cash from operations, respectively. As of December 31, 2010, we had $243.0 million in cash and cash equivalents. In addition, we held short- and long-term marketable securities valued at $307.8 million and $12.3 million, respectively. Short-term marketable securities consist of investments that have effective maturity dates of up to one year from the balance sheet date. Long-term marketable securities consist of investments that have effective maturity dates greater than one year from the balance sheet date. During the year ended December 31, 2010, we sold $48.2 million of our auction rate securities to the selling broker at par, plus accrued interest. As such, we have no remaining liquidity risk regarding our auction rate securities. However, our cash, cash equivalents and marketable securities are subject to general credit, liquidity, market, and interest rate risks, which may be exacerbated by unfavorable economic conditions. If financial markets experience prolonged periods of decline, the value or liquidity of our cash, cash equivalents and marketable securities could decline and result in an other-than-temporary decline in fair value, which could adversely affect our financial condition.

Our available cash and marketable securities, together with our results of operations, are expected to be sufficient to meet our operating expenses, capital requirements and investment and other obligations for the next 12 months. However, to increase available liquidity or to fund acquisitions or other strategic activities, we are likely to seek additional financing. We have no commitments for any additional financing and have no lines of credit or similar sources of financing. We cannot be sure that we can obtain additional financing on favorable terms, if at all, through the issuance of equity securities or the incurrence of additional debt. Additional equity financing may dilute our stockholders, and debt financing, if available, may restrict our ability to repurchase common stock or debt, declare and pay dividends and raise future capital. If we are unable to obtain additional needed financing, it may prohibit us from making acquisitions, capital expenditures and/or investments, which could materially and adversely affect our business.

Off-Balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commitments

As of December 31, 2010, we had the following contractual commitments:

		Payment Due by Period			
	Total	1 Year	1-3 Years	3-5 Years	After 5 Years
			(in millions)		
Operating leases (1)	$ 98.0	$ 25.1	$43.9	$29.0	$ —
Purchase commitments (2)	28.9	20.6	8.3	—	—
EarthLink Notes (3)	255.8	255.8	—	—	—
ITC^Deltacom Notes (4)	325.0	—	—	—	325.0
	$707.7	$301.5	$52.2	$29.0	$325.0

(1) These amounts represent base rent payments under noncancellable operating leases for facilities and equipment that expire in various years through 2016, as well as an allocation for operating expenses. Not included in these amounts is expected sublease income of $1.8 million, $1.9 million, $2.0 million and $1.1 million during the years ended December 31, 2011, 2012, 2013 and 2104, respectively.

(2) We have entered into agreements with vendors to purchase certain telecommunications services and equipment under non-cancelable agreements. We also have commitments for certain advertising spending under non-cancelable agreements.

(3) We have $255.8 million aggregate principal amount of EarthLink Notes outstanding. The EarthLink Notes are convertible on October 15, 2011 and upon certain events. We have the option to redeem the EarthLink Notes, in whole or in part, for cash, on or after November 15, 2011, provided that we have made at least ten semi-annual interest payments. In addition, the holders may require us to purchase all or a portion of their EarthLink Notes on each of November 15, 2011, November 15, 2016 and November 15, 2021.

(4) In connection with our acquisition of ITC^DeltaCom, we assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due April 1, 2016.

Share Repurchase Program

The Board of Directors has authorized a total of $750.0 million to repurchase our common stock under our share repurchase program. As of December 31, 2010, we had utilized approximately $604.1 million pursuant to the authorizations and had $145.9 million available under the current authorization. We may repurchase our common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, and subject to market conditions and other factors. The share repurchase program does not require us to acquire any specific number of shares and may be terminated by the Board of Directors at any time.

Critical Accounting Policies and Estimates

Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition and results of operations and which require complex management judgments, uncertainties and/or estimates. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during a reporting period; however, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of the critical accounting policies and estimates with the Audit Committee of the Board of Directors. Information regarding our other accounting policies is included in the Notes to our Consolidated Financial Statements.

Revenue recognition

We maintain relationships with certain broadband partners in which we provide services to customers using the "last mile" element of the telecommunications providers' networks. The term "last mile" generally refers to the element of telecommunications networks that is directly connected to homes and businesses. Generally, when we are the primary obligor in the transaction with the subscriber, have latitude in establishing prices, are the party determining the service specifications or have several but not all of these indicators, we record the revenue at the amount billed the subscriber. If we are not the primary obligor and/or the broadband partner has latitude in establishing prices, we record revenue associated with the related subscribers on a net basis, netting the cost of revenue associated with the service against the gross amount billed the customer and recording the net amount as revenue. The determination of whether we meet many of the attributes for gross and net revenue recognition is judgmental in nature and is based on an evaluation of the terms of each arrangement. A change in the determination of gross versus net revenue recognition would have an impact on the gross amounts of revenues and cost of revenues we recognize and the gross profit margin percentages in the period in which such determination is made and in subsequent periods; however, such a change in determination of revenue recognition would not affect net income.

Income taxes

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We establish reserves for tax-related uncertainties if it is more likely than not that additional taxes will be due. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

We recognize deferred tax assets and liabilities using estimated future tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities, including net operating loss carryforwards. Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. We consider the probability of future taxable income and our historical profitability, among other factors, in assessing the amount of the valuation allowance. During the year ended December 31, 2009, we released $199.0 million of our valuation allowance related to our deferred tax assets. Of the valuation allowance release, $198.8 million was recorded as an income tax benefit in the Consolidated Statement of Operations and $0.2 million related to temporary differences and was recorded to accumulated other comprehensive income on the Consolidated Balance Sheet. These deferred tax assets relate primarily to net operating loss carryforwards which we determined we will more likely than not be able to utilize due to the generation of sufficient taxable income in the future. During the year ended December 31, 2010, we released $0.5 million of our valuation allowance related to our deferred tax assets. This valuation allowance release was a combination of an increase in valuation allowance of $0.4 million relating to stock compensation deferred tax assets, and a decrease in valuation allowance of $0.9 million relating to net operating loss carry forwards, which we determined we will "more likely than not" be able to utilize due to the generation of sufficient taxable income in the future in certain jurisdictions. Of this amount, $0.2 million is related to the use of certain tax benefits of stock compensation which are an adjustment to additional paid-in capital. Our determination was made based on our past performance and our belief that we will generate sufficient taxable income in the future to utilize our tax assets. Significant judgment was involved in this determination, including projections of future taxable income. Changes in these estimates and assumptions could materially affect the amount or timing of the valuation allowance release.

We continue to maintain a valuation allowance of $39.2 million against certain deferred tax assets. Of this amount, $31.6 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses by us as an adjustment to additional paid-in-capital. A valuation allowance of $7.2 million relates to net operating losses in certain jurisdictions where we believe it is not more likely than not to be realized in future periods. In addition, a valuation allowance of $0.4 million was established in 2010 relating to stock compensation deferred tax assets. Adjustments could be required in the future if we estimate that the amount of deferred tax assets that we are more likely than not able to realize is more or less than the net amount we have recorded. Any decrease in the valuation allowance could have the effect of increasing stockholders' equity and/or decreasing the income tax provision in the statement of operations.

Recoverability of noncurrent assets

Goodwill and indefinite-lived intangible assets

We test goodwill and indefinite-lived intangible assets for impairment at least annually. We perform an impairment test of our goodwill and indefinite-lived intangible assets annually during the fourth quarter of our fiscal year or when events and circumstances indicate the indefinite-lived intangible assets might be impaired. During the fourth quarter of 2008, our annual impairment test concluded that goodwill and certain intangible assets recorded as a result of our April 2006 acquisition of New Edge were impaired and we recorded non-cash impairment charges related to the New Edge reporting unit of $64.0 million for goodwill and $3.1 million for the indefinite-lived trade name. During the fourth quarter of 2009, our annual impairment test concluded that goodwill and certain intangible assets recorded as a result of the New Edge acquisition were further impaired and we recorded non-cash impairment charges related to the New Edge reporting unit of $23.9 million for goodwill and $0.2 million for the indefinite-lived trade name. As a result, there is no remaining carrying value related to New Edge goodwill.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment or impact the amount of the impairment.

Although we operate two reportable segments, we have identified three reporting units for evaluating goodwill, which are Consumer Services (which consists of our consumer product offerings including narrowband and broadband access, VoIP and value-added services), EarthLink Business and Web Hosting. The Consumer Services reportable segment is one reporting unit, while the Business Services reportable segment consists of two reporting units, EarthLink Business and Web Hosting. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results. Goodwill resulting from our ITC^DeltaCom acquisition was allocated to the EarthLink Business reporting unit. There is no remaining goodwill from our New Edge acquisition. Goodwill resulting from all other acquisitions related to consumer products and was allocated to the Consumer Services reporting unit. No goodwill is allocated to our Web Hosting reporting unit.

Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. The first step of the impairment test involves comparing the estimated fair value of our reporting units with the reporting unit's carrying amount, including goodwill. We estimate the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each identified reporting unit.

If we determine that the carrying value of a reporting unit exceeds its estimated fair value, we perform a second step. The implied fair value of goodwill is determined in the same manner as utilized to recognize goodwill in a business combination. The implied fair value of goodwill is measured as the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities. Any impairment loss is measured by the amount the carrying value of goodwill exceeded the implied fair value of the goodwill.

The impairment test for our indefinite-lived intangible assets, which consist of trade names, involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We determine the fair value of our trade names using the royalty savings method, in which the fair value of the asset is calculated based on the present value of the royalty stream that we are saving by owning the asset. Significant judgments required to estimate the fair value include assumptions about royalty rates and the selection of appropriate discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value for our indefinite-lived intangible assets which could impact the amount of an impairment.

Long-lived assets

For noncurrent assets such as property and equipment, definite-lived intangible assets and investments in other companies, we perform tests of impairment when certain events or changes in circumstances indicate that the carrying amount may not be recoverable. Our tests involve critical estimates reflecting management's best assumptions and estimates related to, among other factors, subscriber additions, churn, prices, marketing spending, operating costs and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for noncurrent assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

Fair value measurements

We utilized unobservable (Level 3) inputs in determining the fair value of certain assets, which included auction rate securities with a carrying value and fair value of $42.9 million as of December 31, 2009 and our put right with a carrying value and fair value of $5.2 million as of December 31, 2009.

Our auction rate securities were variable-rate debt instruments whose underlying agreements had contractual maturities of up to 40 years, but had interest rate reset periods at pre-determined intervals, usually every 28 days. These securities were predominantly secured by student loans guaranteed by state related higher education agencies and reinsured by the U.S. Department of Education. Beginning in February 2008, auctions for these securities failed to attract sufficient buyers, resulting in us continuing to hold such securities. Prior to February 2008, due to the auction process, quoted market prices were readily available, which would have qualified as Level 1. However, due to events in credit markets beginning in February 2008, these securities did not have readily determinable market values and were not liquid. The fair values of our auction rate securities as of December 31, 2009 were estimated utilizing a discounted cash flow analysis. This analysis considered, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, and the timing and value of expected future cash flows. These securities were also compared, when possible, to other observable market data with similar characteristics to the securities held by us. Due to the failed auctions, we classified these instruments within Level 3. We elected the fair value option for the put right to offset the fair value changes of the auction rate securities. The fair value of the put right was estimated using a discounted cash flow analysis and was classified within Level 3.

Determining the fair values of our auction rate securities and put right required judgment. If other assumptions and estimates had been used in the current period, the fair value of our auction rate securities and put right could have been materially impacted.

Business Combinations

We recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to our consolidated statements of operations.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, obligations assumed and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include but are not limited to:

- future expected cash flows from customer contracts and acquired developed technologies and patents;
- the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and
- discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

For a given acquisition, we may identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period (up to one year from the acquisition date) in order to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine their estimated amounts.

If we determine that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, we record our best estimate for such a contingency as a part of the preliminary purchase price allocation. We often continue to gather information for and evaluate our pre-acquisition contingencies throughout the measurement period and if we make changes to the amounts recorded or if we identify additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequently, in our results of operations.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date and we reevaluate these items quarterly with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period and we continue to collect information in order to determine their estimated values. Subsequent to the measurement period or our final determination of the uncertain tax positions estimated value or tax related valuation allowances, changes to these uncertain tax positions' and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Cost of Revenues

Cost of revenues includes direct expenses associated with providing services to our customers and the cost of equipment sold. These costs include the cost of leasing facilities from incumbent local exchange carriers and other telecommunications providers that provide us with access connections to our customers, to some components of our network facilities, and between our various facilities. In addition, we use other carriers to provide services where we do not have facilities. We use a number of different carriers to terminate our long distance calls outside the southern United States. These costs are expensed as incurred. Some of these expenses are billed in advance and some expenses are billed in arrears. Accordingly, we are required to accrue for expected expenses irrespective of whether these expenses have been billed. We use internal management information to support these required accruals. Experience indicates that the invoices that are received from other telecommunications providers are often subject to significant billing disputes. We typically accrue for all invoiced amounts unless there are contractual, tariff or operational data that clearly indicate support for the billing dispute. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues surrounding the vendor relationships. We maintain reserves for any anticipated exposure associated with these billing disputes. We believe our reserves are adequate. The reserves are reviewed on a monthly basis, but are subject to changes in estimates and management judgment as new information becomes available. In view of the length of time it historically has required to resolve these disputes, disputes may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit and to modify the manner in which the transaction consideration is allocated across the separately identifiable deliverables and how revenue is recognized. The new guidance also significantly expands the disclosure requirements for multiple-element arrangements. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect the adoption of the new guidance to have a material impact on our financial statements.

In December 2010, the FASB issued new guidance on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of the new guidance to have a material impact on our financial statements.

Also in December 2010, the FASB issued new guidance on disclosure of supplementary pro forma financial information for business combinations. The new guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The new guidance also expands the supplemental pro forma disclosures for business combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The new guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect the adoption of the new guidance to have a material impact on its financial statements.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

We are exposed to interest rate risk with respect to its investments in marketable securities. A change in prevailing interest rates may cause the fair value of our investments to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of its investment may decline. To minimize this risk, we have historically held many investments until maturity, and as a result, we receive interest and principal amounts pursuant to the underlying agreements. To further mitigate risk, we have historically maintained our portfolio of investments in a variety of securities, including government agency notes, asset-backed debt securities (including auction rate debt securities) and commercial paper, all of which bear a minimum short-term rating of A1/P1 or a minimum long-term rating of A/A2. As of December 31, 2009 and 2010, net unrealized losses in these investments were not material. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

As of December 31, 2009, our investments in marketable securities included $42.9 million of auction rate securities with a weighted average interest rate of 1.42%. During the year ended December 31, 2010, we sold our auction rate securities to the selling broker at par, plus accrued interest. As a result, we no longer held investments in auction rate securities as of December 31, 2010. These securities were variable-rate debt instruments whose underlying agreements had contractual maturities of up to 40 years. These securities were issued by various municipalities and state regulated higher education agencies and were predominantly secured by pools of student loans guaranteed by the agencies and reinsured by the U.S. Department of Education. Liquidity for these auction rate securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 28 days. In October 2008, we entered into an agreement with the broker that sold us our auction rate securities that gave us the right to sell our existing auction rate securities back to the broker at par plus accrued interest, beginning on June 30, 2010 until July 2, 2012. We elected a one-time transfer of our auction rate securities from the available-for-sale category to the trading category. We also elected the fair value option for the put right to offset the fair value changes of the auction rate securities.

We are also exposed to interest rate risk with respect to our convertible senior notes due November 15, 2026 (the "EarthLink Notes") and with ITC^DeltaCom's senior secured notes due April 1, 2016 (the "ITC^DeltaCom Notes"). The fair value of these notes may be adversely impacted due to a rise in interest rates. In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities. The EarthLink Notes bear interest at a fixed rate of 3.25% per year until November 15, 2011, and 3.50% interest per year thereafter, and the ITC^DeltaCom Notes bear interest at a fixed rate of 10.5% per year until April 1, 2016. As of December 31, 2009 and 2010, the principal amount of the EarthLink Notes was $258.8 million and $255.8 million, respectively, and the fair value was approximately $279.8 million and $300.3 million, respectively, which was based on the quoted market price. As of December 31, 2010, the principal amount of the ITC^DeltaCom notes was $325.0 million and the fair value of the ITC^DeltaCom Notes was approximately $352.6 million, based on quoted market prices.

Equity Risk

We are exposed to equity price risk as it relates to changes in the market value of our equity investments. In the past, we have invested in equity instruments of public and private companies for operational and strategic purposes. These securities are subject to significant fluctuations in fair market value due to volatility of the stock market and the industries in which the companies operate. We typically do not attempt to reduce or eliminate our market exposure in these equity instruments.

During the year ended December 31, 2009, we sold our remaining equity investments in other companies. As a result, we no longer held investments in other companies as of December 31, 2010. The following table presents the carrying value and fair value of our financial instruments subject to equity risk as of December 31, 2009:

	As of December 31, 2009	
	Carrying Amount	Estimated Fair Value
	(in thousands)	
Investments in other companies for which it is:		
Practicable to estimate fair value	$1,529	$1,529
Not practicable to estimate fair value	—	N/A

Item 8. Financial Statements And Supplementary Data.

EARTHLINK, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of EarthLink, Inc.

We have audited the accompanying consolidated balance sheets of EarthLink, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EarthLink, Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EarthLink, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and
Stockholders of EarthLink, Inc.

We have audited EarthLink, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EarthLink, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ITC^DeltaCom, which is included in the 2010 consolidated financial statements of EarthLink, Inc. and constituted $696.5 million and $255.3 million of total and net assets, respectively, as of December 31, 2010 and $26.6 million and ($6.2) million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of EarthLink, Inc. also did not include an evaluation of the internal control over financial reporting of ITC^DeltaCom.

In our opinion, EarthLink, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 of EarthLink, Inc. and our report dated March 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 1, 2011

EARTHLINK, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2009	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 610,995	$ 242,952
Marketable securities	84,966	307,814
Restricted cash	—	2,270
Accounts receivable, net of allowance of $1,736 and $1,182 as of December 31, 2009 and 2010, respectively	20,560	60,216
Prepaid expenses	4,374	12,723
Deferred income taxes, net	46,063	45,661
Other current assets	16,423	14,240
Total current assets	783,381	685,876
Long-term marketable securities	—	12,304
Property and equipment, net	34,267	241,111
Deferred income taxes, net	153,132	170,213
Purchased intangible assets, net	11,550	135,364
Goodwill	88,920	277,810
Other long-term assets	3,368	1,240
Total assets	$1,074,618	$1,523,918
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,270	$ 17,272
Accrued payroll and related expenses	25,093	18,402
Other accrued liabilities	34,659	75,629
Deferred revenue	25,728	40,921
Convertible senior notes, net of discount of $26,502 and $12,722 as of December 31, 2009 and 2010, respectively	232,248	243,069
Total current liabilities	323,998	395,293
Long-term debt, including premium of $26,251 as of December 31, 2010	—	351,251
Other long-term liabilities	16,596	19,506
Total liabilities	340,594	766,050
Commitments and contingencies (See Note 15)		
Stockholders' equity:		
Convertible preferred stock, $0.01 par value, 100,000 shares authorized, 0 shares issued and outstanding as of December 31, 2009 and 2010	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 190,472 and 191,825 shares issued as of December 31, 2009 and 2010, respectively, and 107,132 and 108,382 shares outstanding as of December 31, 2009 and 2010, respectively	1,905	1,918
Additional paid-in capital	2,118,100	2,061,555
Accumulated deficit	(729,715)	(648,235)
Treasury stock, at cost, 83,340 and 83,443 shares, respectively, as of December 31, 2009 and 2010	(656,760)	(657,611)
Accumulated other comprehensive income	494	241
Total stockholders' equity	734,024	757,868
Total liabilities and stockholders' equity	$1,074,618	$1,523,918

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2009	2010
	(in thousands, except per share data)		
Revenues	$955,577	$723,729	$622,212
Operating costs and expenses:			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	349,467	265,668	234,633
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	317,356	222,181	178,417
Depreciation and amortization	36,333	23,962	23,390
Impairment of goodwill and intangible assets	78,672	24,145	1,711
Restructuring and acquisition-related costs	9,142	5,615	22,368
Total operating costs and expenses	790,970	541,571	460,519
Income from operations	164,607	182,158	161,693
Gain (loss) on investments, net	2,708	(1,321)	572
Interest expense and other, net	(12,409)	(19,804)	(23,981)
Income from continuing operations before income taxes	154,906	161,033	138,284
Income tax benefit (provision)	32,184	126,085	(56,804)
Income from continuing operations	187,090	287,118	81,480
Loss from discontinued operations, net of tax	(8,506)	—	—
Net income	$178,584	$287,118	$ 81,480
Basic net income per share			
Continuing operations	$ 1.71	$ 2.69	$ 0.75
Discontinued operations	(0.08)	—	—
Basic net income per share	$ 1.63	$ 2.69	$ 0.75
Basic weighted average common shares outstanding	109,531	106,909	108,057
Diluted net income per share			
Continuing operations	$ 1.68	$ 2.66	$ 0.74
Discontinued operations	(0.08)	—	—
Diluted net income per share	$ 1.61	$ 2.66	$ 0.74
Diluted weighted average common shares outstanding	111,051	108,084	109,468
Dividends declared per common share	$ —	$ 0.28	$ 0.62

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
	Shares	Amount			Shares	Amount			
	(in thousands)								
Balance as of December 31, 2007	186,490	$1,865	$2,107,584	$(1,191,390)	(75,943)	$(602,564)	$(977)	$314,518	
Cumulative effect of change in accounting principle	—	—	—	(4,027)	—	—	—	(4,027)	
Issuance of common stock pursuant to exercise of stock options and vesting of restricted stock units	1,774	18	5,728	—	—	—	—	5,746	
Tax benefit from equity awards	—	—	1,017	—	—	—	—	1,017	
Termination of convertible note hedge and warrant agreements	—	—	1,425	—	—	—	—	1,425	
Stock-based compensation expense	—	—	20,133	—	—	—	—	20,133	
Repurchase of common stock	—	—	—	—	(3,805)	(31,856)	—	(31,856)	
Reclassification adjustment for realized gains and losses on certain investments	—	—	—	—	—	—	893	893	
Unrealized holding gains on certain investments, net of tax	—	—	—	—	—	—	42	42	$ 42
Net income	—	—	—	178,584	—	—	—	178,584	178,584
Total comprehensive income									$178,626
Balance as of December 31, 2008	188,264	1,883	2,135,887	(1,016,833)	(79,748)	(634,420)	(42)	486,475	
Issuance of common stock pursuant to exercise of stock options and vesting of restricted stock units	2,208	22	5,054	—	—	—	—	5,076	
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(5,450)	—	—	—	—	(5,450)	
Dividends paid on shares outstanding and restricted stock units	—	—	(30,006)	—	—	—	—	(30,006)	
Dividends payable on restricted stock units	—	—	(616)	—	—	—	—	(616)	
Stock-based compensation expense	—	—	13,231	—	—	—	—	13,231	
Repurchase of common stock	—	—	—	—	(3,592)	(22,340)	—	(22,340)	
Unrealized holding gains on certain investments, net of tax	—	—	—	—	—	—	536	536	$ 536
Net income	—	—	—	287,118	—	—	—	287,118	287,118
Total comprehensive income									$287,654
Balance as of December 31, 2009	190,472	1,905	2,118,100	(729,715)	(83,340)	(656,760)	494	734,024	
Issuance of common stock pursuant to exercise of stock options and vesting of restricted stock units	1,353	13	2,738	—	—	—	—	2,751	
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(3,535)	—	—	—	—	(3,535)	
Dividends paid on shares outstanding and restricted stock units	—	—	(67,474)	—	—	—	—	(67,474)	
Dividends payable on restricted stock units	—	—	(514)	—	—	—	—	(514)	
Stock-based compensation expense	—	—	9,919	—	—	—	—	9,919	
Restricted stock units assumed and converted	—	—	2,275	—	—	—	—	2,275	
Debt redemption	—	—	(176)	—	—	—	—	(176)	
Change in deferred tax asset	—	—	222	—	—	—	—	222	
Repurchase of common stock	—	—	—	—	(103)	(851)	—	(851)	
Unrealized holding losses on certain investments, net of tax	—	—	—	—	—	—	(253)	(253)	$ (253)
Net income	—	—	—	81,480	—	—	—	81,480	81,480
Total comprehensive income									$ 81,227
Balance as of December 31, 2010	191,825	$1,918	$2,061,555	$ (648,235)	(83,443)	$(657,611)	$ 241	$757,868	

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2009	2010
		(in thousands)	
Cash flows from operating activities:			
Net income	$178,584	$ 287,118	$ 81,480
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,333	23,962	23,390
Impairment of goodwill and intangible assets	78,672	24,145	1,711
Non-cash income taxes	(42,714)	(135,359)	49,536
Stock-based compensation	20,133	13,231	9,959
Amortization of debt discount, premium and issuance costs	12,513	13,644	14,294
Loss on disposals and impairments of assets	10,078	345	725
(Gain) loss on investments in other companies, net	(2,708)	1,321	(572)
Gain on conversion of debt	—	—	(172)
Decrease in accounts receivable, net	10,929	10,009	16
(Increase) decrease in prepaid expenses and other assets	(4,535)	8,193	1,490
Decrease in accounts payable and accrued and other liabilities	(54,632)	(29,839)	(25,175)
Decrease in deferred revenue	(12,041)	(8,148)	(2,233)
Net cash provided by operating activities	230,612	208,622	154,449
Cash flows from investing activities:			
Purchase of business, net of cash acquired	—	—	(192,252)
Purchases of property and equipment	(5,681)	(13,119)	(24,025)
Purchases of investments in marketable securities	(53,027)	(56,702)	(362,127)
Sales and maturities of investments in marketable securities	109,929	24,259	132,592
Payments to settle precombination stock awards	—	—	(9,062)
Purchases of subscriber bases	(1,232)	—	—
Proceeds received from investments in other companies	57,070	8,441	1,618
Other	65	—	(937)
Net cash provided by (used in) investing activities	107,124	(37,121)	(454,193)
Cash flows from financing activities:			
Repurchases of common stock	(31,856)	(22,340)	(851)
Payment of dividends	—	(30,006)	(67,474)
Proceeds from exercises of stock options	8,139	5,312	2,829
Principal payments under capital lease obligations	(2,707)	(36)	(35)
Other financing activities	1,425	—	(2,768)
Net cash used in financing activities	(24,999)	(47,070)	(68,299)
Net increase (decrease) in cash and cash equivalents	312,737	124,431	(368,043)
Cash and cash equivalents, beginning of year	173,827	486,564	610,995
Cash and cash equivalents, end of year	$486,564	$ 610,995	$ 242,952

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, provides a comprehensive suite of communications services to individual and business customers. The Company operates two reportable segments, Consumer Services and Business Services. The Company's Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. These services include dial-up and high-speed Internet access services, ancillary services sold as add-on features to our Internet access services, search and advertising. The Company's Business Services segment provides integrated communications to businesses, enterprise organizations and communications carriers. These services include data services, including managed IP-based network services and broadband Internet access services; voice services, including local exchange, long-distance and conference calling; mobile data and voice services; and web hosting. The Company provides its Consumer Services primarily through third-party telecommunications service providers, and provides its Business Services primarily through a nationwide fiber optic-based network utilizing Multi-Protocol Label Switching ("MPLS") and other technologies and a 14-state fiber optic network. The Company also sells transmission capacity to other communications providers on a wholesale basis. For further information concerning the Company's business segments, see Note 18, "Segment Information."

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of EarthLink and all wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Discontinued Operations

The Company reflected its municipal wireless broadband results of operations as discontinued operations for the year ended December 31, 2008. See Note 5, "Discontinued Operations," for further discussion.

Business Combinations

The Company accounts for business combinations by recognizing all of the assets acquired and liabilities assumed at the acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to the Company's Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying footnotes. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts; the use, recoverability, and/or realizability of certain assets, including deferred tax assets; useful lives of intangible assets and property and equipment; the fair values of assets acquired and liabilities assumed in acquisitions of businesses, including acquired intangible assets; expected results of disputed vendor charges for cost of services; facility exit and restructuring liabilities; fair values of investments; stock-based compensation; unrecognized tax benefits; contingent liabilities and long-lived asset impairments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of acquisition. Cash equivalents are stated at cost, which approximates fair value.

Marketable Securities

Marketable securities consist of investments with original maturities greater than three months at the date of acquisition. Marketable securities with maturities less than one year from the balance sheet date are classified as short-term marketable securities. Marketable securities with maturities greater than one year from the balance sheet date are classified as long-term marketable securities. These investments primarily consist of government and agency notes, which include U.S. treasury securities and government-sponsored debt securities, commercial paper and corporate debt securities, all of which bear a minimum short-term rating of A1/P1 or a minimum long-term rating of A/A2. These securities are classified as available for sale. Available-for-sale securities are carried at fair value, with any unrealized gains and losses, net of tax, included in accumulated other comprehensive income as a separate component of stockholders' equity and in total comprehensive income. Amounts reclassified out of accumulated other comprehensive income into earnings are determined on a specific identification basis. Realized gains and losses on marketable securities are included in gain (loss) on investments, net, in the Consolidated Statements of Operations and are determined on a specific identification basis.

As of December 31, 2009, marketable securities also included auction rate securities. The Company's auction rate securities were variable-rate debt instruments whose underlying agreements had contractual maturities of up to 40 years, but had interest rate reset periods at pre-determined intervals, usually every 28 days. These securities were predominantly secured by student loans guaranteed by state related higher education agencies and reinsured by the U.S. Department of Education. Beginning in February 2008, auctions for these securities failed to attract sufficient buyers, resulting in the Company continuing to hold such securities. In October 2008, EarthLink entered into an agreement with the broker that sold the Company its auction rate securities that gave the Company the right to sell its existing auction rate securities back to the broker at par plus accrued interest, beginning on June 30, 2010 until July 2, 2012 (herein referred to as the "put right"). As a result of the put right, these securities were classified as short-term marketable securities in the Consolidated Balance Sheet as of December 31, 2009. The Company's auction rate securities were classified as trading securities and were carried at fair value, with unrealized gains and losses included in gain (loss) on investments, net, in the Consolidated Statements of Operations. During the year ended December 31, 2010, the Company sold its auction rate securities to the selling broker at par, plus accrued interest. As a result, the Company no longer held investments in auction rate securities as of December 31, 2010. See Note 6, "Investments," for more information.

The Company periodically evaluates whether declines in fair values of its investments below their cost are potentially other than temporary. This evaluation consists of several qualitative and quantitative factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value.

Allowance for Doubtful Accounts

EarthLink maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. In assessing the adequacy of the allowance for doubtful accounts, management considers multiple factors including the aging of its receivables, historical write-offs, the credit quality of its customers, the general economic environment and other factors that may affect customers' ability to pay. If the financial condition of EarthLink's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company's allowance for doubtful accounts was $1.7 million and $1.2 million as of December 31, 2009 and 2010, respectively. The Company recorded bad debt expense of $16.1 million, $6.2 million and $3.6 million during the years ended December 31, 2008, 2009 and 2010, respectively. The Company's write-offs of uncollectible accounts were $18.5 million, $8.5 million and $4.1 million during the years ended December 31, 2008, 2009 and 2010, respectively.

Inventory

Inventory primarily consists of customer premises equipment held for resale and is valued at the lower of cost or market, using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment acquired in connection with business combinations are stated at the acquisition date fair value. Expenditures for maintenance and repairs are charged to operating expense as incurred. Upon retirements or sales, the original cost and related accumulated depreciation are removed from the respective accounts, and the gains and losses are included in interest expense and other, net, or as facility exit and restructuring costs, as appropriate. Upon impairment, the Company accelerates depreciation of the asset and such cost is included in operating expenses. Depreciation expense is determined using the straight-line method over the estimated useful lives of the various asset classes. Leasehold improvements are depreciated using the straight-line method over the shorter of their estimated useful lives or the remaining term of the lease. When leases are extended, the remaining useful lives of leasehold improvements are increased as appropriate, but not for a period in excess of the remaining lease term. The estimated useful lives of property and equipment are as follows:

Buildings	15–30 years
Fiber optic network	10–20 years
Telecommunciations equipment	2–10 years
Computer hardware and software	2–5 years
Furniture, fixtures and office equipment	2–5 years
Customer acquisition costs	31–36 months
Leasehold improvements	Shorter of estimated useful life or lease term

The Company capitalizes costs directly related to the design, deployment and expansion of its network and operating support systems, including employee-related costs. The Company also capitalizes customer installation and acquisition costs related to its Business Services customers to the extent they are recoverable. Customer installation costs represent nonrecurring fees paid to other telecommunications carriers for services performed by the carriers when the Company orders facilities in connection with new customers acquired by the Company. Customer acquisition costs include internal personnel costs directly associated with the provisioning of new customer orders. Such customer acquisition costs represent incremental direct costs incurred by the Company that would not have been incurred absent a new customer contract. Customer installation and acquisition costs are amortized over the actual weighted average initial contract terms of contracts initiated each month, assuming a customer churn factor.

Investments

Equity investments in other companies. Investments in other companies are accounted for under the cost method of accounting because the Company does not have the ability to exercise significant influence over the companies' operations. Under the cost method of accounting, investments in private companies are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings. For cost method investments in public companies that have readily determinable fair values, the Company classifies its investments as available for sale and, accordingly, records these investments at their fair values with unrealized gains and losses included as a separate component of stockholders' equity and in total comprehensive income. Upon sale or liquidation, realized gains and losses are included in the Consolidated Statement of Operations. Amounts reclassified out of accumulated other comprehensive income into earnings are determined on a specific identification basis.

Management regularly evaluates the recoverability of its investments based on the performance and the financial position of those companies as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. Management also regularly evaluates whether declines in fair values of its investments below their cost are potentially other than temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as the Company's ability and intent to hold the investment for a period of time to recover the cost basis of the investment.

Put right. The Company had a put right to sell its auction rate securities back to the broker. The put right was classified as other current assets in the Consolidated Balance Sheet as of December 31, 2009. The Company elected the fair value option for the put right and recorded the put right at fair value, with changes in fair value recognized as gain (loss) on investments, net, in the Consolidated Statement of Operations. The fair value of the put right was estimated using a discounted cash flow analysis. During the year ended December 31, 2010, the Company sold its auction rate securities to the selling broker at par, plus accrued interest. As a result, the Company no longer had a put right as of December 31, 2010. See Note 6, "Investments," for more information.

Variable Interest Entities

Variable interest entities ("VIEs") are entities that either do not have equity investors with proportionate economic and voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. Consolidation is required if it is determined that the Company absorbs a majority of the expected losses and/or receives a majority of the expected returns. In determining if an investee is a VIE and whether EarthLink must consolidate its results, management evaluates whether the equity of the entity is sufficient to absorb its expected losses and whether EarthLink is the primary beneficiary. Management generally performs this assessment at the date EarthLink becomes involved with the entity and upon changes in the capital structure or related governing documents of the entity. Management has concluded that the Company does not have any arrangements with entities that would require consolidation.

Goodwill and Purchased Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method of accounting. Purchased intangible assets consist primarily of subscriber bases and customer relationships, acquired software and technology, trade names and other assets acquired in conjunction with the purchases of businesses and subscriber bases from other companies. When management determines material intangible assets are acquired in conjunction with the purchase of a company, EarthLink determines the fair values of the identifiable intangible assets by taking into account management's own analysis and an independent third party appraisal. Intangible assets determined to have definite lives are amortized on a straight-line basis over their estimated useful lives. Subscriber bases acquired directly are valued at cost plus assumed service liabilities, which approximates fair value at the time of purchase.

The Company does not amortize goodwill and intangible assets deemed to have indefinite lives. The Company tests its goodwill and indefinite-lived intangible assets annually during the fourth quarter of its fiscal year or when events and circumstances indicate that those assets might be permanently impaired. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment) and involves a two-step process. The first step of the impairment test involves comparing the estimated fair value of the Company's reporting units with the reporting units' carrying amounts, including goodwill. The Company estimates the fair value of the reporting unit using discounted expected future cash flows. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to compare the carrying amount of goodwill to the implied fair value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess. Impairment testing of intangible assets deemed to have indefinite lives is performed by comparing the carrying value of the asset to the fair value. If the carrying amount of an indefinite-lived intangible asset exceeds the fair value, an impairment loss is recognized equal to the excess.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and purchased definite-lived intangible assets, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, EarthLink recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss, if any, based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

The Company categorizes leases at their inception as either operating or capital leases depending on certain criteria. The Company recognizes rent expense for operating leases on a straight-line basis without regard to deferred payment terms, such as rent holidays or fixed escalations. Incentives are treated as a reduction of the Company's rent costs over the term of the lease agreement. The Company records leasehold improvements funded by landlords under operating leases as leasehold improvements and deferred rent.

Revenue Recognition

General. EarthLink recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. EarthLink's customers generally pay in advance for their services, and revenue is recognized ratably over the service period. Advance payments from customers for invoiced services that have not yet been performed are recorded as deferred revenue in the Consolidated Balance Sheets.

Consumer Services. The Company's Consumer Services segment earns revenue from narrowband access services (including traditional, fully-featured narrowband access and value-priced narrowband access) and broadband access services (including high-speed access via cable and DSL and Voice-over-Internet Protocol ("VoIP")). The Company's Consumer Services segment also earns revenues from value-added services, which include revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues. Revenues from access services generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment. Value-added services revenues consist of fees charged for ancillary services; fees charged for paid placements for searches; delivering traffic to EarthLink's partners in the form of subscribers, page views or e-commerce transactions; advertising EarthLink partners' products and services in EarthLink's various online properties; and referring EarthLink customers to partners' products and services. Advertising revenues are recorded when earned based on the per unit contractual rate and the number of units sold, number of subscriber impressions, or number of subscriber purchases or actions.

Business Services. The Company's Business Services segment earns revenue by providing high-speed or broadband data communications services, which include managed IP-based networks and Internet access; voice services, which include local exchange services, long distance and conference calling services; mobile voice and data services; and the sale of transmission capacity to other telecommunications carriers. Revenues from these services generally consist of recurring monthly charges for such services; usage fees; installation fees; and termination fees. The Company's Business Services segment also earns revenue by providing web hosting services. Web hosting revenues consist of fees charged for leasing server space and providing web services to enable customers to build and maintain an effective online presence.

When the Company receives service activation and installation fee revenues in advance of the provision of services, the Company defers the service activation and installation fee revenues and amortizes them over the actual weighted average initial contract terms of contracts initiated each month, assuming a customer churn factor.

The Company generates revenues from the sale of telephone systems, other equipment, and services. Revenues from these sources are recognized upon installation or as services are performed. Revenues, such as the sale of telephone systems, may be part of multiple element arrangements. For example, the Company may provide for the sale of equipment and installation of that equipment or, alternatively, may sell these products separately without installation. The Company identifies the sale of and installation of equipment as separate elements in the earnings process, and if a separate element (installation) is essential to the functionality of another element (equipment sale), the Company recognizes revenue for a delivered element only when the remaining elements in the arrangement are delivered.

Gross versus net revenue recognition. EarthLink maintains relationships with certain telecommunication partners in which it provides services to customers using the "last mile" element of the telecommunication providers' networks. The term "last mile" generally refers to the element of telecommunications networks that is directly connected to homes and businesses. Generally, when EarthLink is the primary obligor in the transaction with the subscriber, has latitude in establishing prices, is the party determining the service specifications or has several but not all of these indicators, EarthLink records the revenue at the amount billed the subscriber. If EarthLink is not the primary obligor and/or the broadband partner has latitude in establishing prices, EarthLink records revenue associated with the related subscribers on a net basis, netting the cost of revenue associated with the service against the gross amount billed the customer and recording the net amount as revenue.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company currently records all taxes billed to its customers and remitted to governmental authorities, including Universal Service Fund contributions and sales, use and excise taxes, on a net basis in the Consolidated Statements of Operations.

Cost of Revenues

Cost of revenues includes costs directly associated with providing services to the Company's customers. Cost of revenues does not include depreciation and amortization expense. Cost of revenues for the Company's Consumer Services segment primarily consists of telecommunications fees and network operations costs incurred to provide the Company's Internet access services; fees paid to content providers for information provided on the Company's online properties; and the cost of equipment sold to customers for use with the Company's services. Consumer Services cost of revenues also include sales incentives, which include the cost of promotional products and services provided to potential and new subscribers, including free modems and other hardware and free Internet access on a trial basis. EarthLink classifies the costs of sales incentives as cost of revenues.

Cost of revenues for the Company's Business Services segment primarily consists of the cost of connecting customers to the Company's networks via leased facilities; the costs of leasing components of its network facilities; costs paid to third-party providers for interconnect access and transport services; and the costs of equipment sold to customers for use with the Company's services. The Company utilizes other carriers to provide services where the Company does not have facilities. The Company utilizes a number of different carriers to terminate its long distance calls outside the southeastern United States. These costs are expensed as incurred. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company's service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results.

Selling, General and Administrative Expense

The Company's selling, general and administrative expenses consist of expenses related to sales and marketing, customer service, network operations, information technology, regulatory, billing and collections, corporate administration, and legal and accounting. Such costs include salaries and related employee costs (including stock-based compensation), outsourced labor, professional fees, property taxes, travel, insurance, rent, advertising and other administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expense. Advertising expenses were $21.6 million, $13.8 million and $12.4 million during the years ended December 31, 2008, 2009 and 2010, respectively.

Stock-Based Compensation

As of December 31, 2010, EarthLink had various stock-based compensation plans, which are more fully described in Note 12, "Stock-Based Compensation." The Company measures compensation cost for all stock awards at fair value on the date of grant and recognizes compensation expense over the requisite service period for awards expected to vest. The Company estimates the fair value of stock options using the Black-Scholes valuation model, and determines the fair value of restricted stock units based on the number of shares granted and the quoted price of EarthLink's common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. For performance-based awards, the Company recognizes expense over the requisite service period, net of estimated forfeitures, using the accelerated attribution method when it is probable that the performance measure will be achieved. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

Restructuring and Acquisition-Related Costs

The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred. Facility exit and restructuring liabilities include estimates for, among other things, severance payments and amounts due under lease obligations, net of estimated sublease income, if any. Key variables in determining lease estimates include operating expenses due under lease arrangements, the timing and amounts of sublease rental payments, tenant improvement costs and brokerage and other related costs. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently-available information. Such adjustments are classified as restructuring and acquisition-related costs in the Consolidated Statements of Operations.

Acquisition-related costs are expensed in the period in which the costs are incurred and the services are received. Acquisition-related costs consist of external costs directly related to EarthLink's acquisitions, such as advisory, legal, accounting, valuation and other professional fees. Acquisition-related costs also include employee severance and benefit costs and costs resulting from the settlement of stock-based awards attributable to postcombination service in connection with the ITC^DeltaCom acquisition. See Note 3, "Acquisitions," for more detail.

Post-Employment Benefits

Post-employment benefits primarily consist of the Company's severance plans. When the Company has either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, the Company recognizes severance costs when they are both probable and reasonably estimable.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial reporting and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which the temporary differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of net deferred tax assets if it is more likely than not that those assets will not be realized. EarthLink considers many factors when assessing the likelihood of future realization including the Company's recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, prudent and feasible tax planning strategies that are available, the carryforward periods available to the Company for tax reporting purposes and other relevant factors.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations.

Earnings per Share

The Company presents a dual presentation of basic and diluted earnings per share. Basic earnings per share represents net income divided by the weighted average number of common shares outstanding during the reported period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, including stock options, restricted stock units, phantom share units and convertible debt (collectively "Common Stock Equivalents"), were exercised or converted into common stock. The dilutive effect of outstanding stock options, restricted stock units and convertible debt is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of phantom share units is reflected on an if-converted basis. In applying the treasury stock method for stock-based compensation arrangements, the assumed proceeds are computed as the sum of the amount the employee must pay upon exercise, the amount of compensation cost attributed to future services and not yet recognized and the amount of excess tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the awards.

The following table sets forth the computation for basic and diluted net income per share for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands, except per share data)		
Numerator			
Income from continuing operations	$187,090	$287,118	$ 81,480
Loss from discontinued operations	(8,506)	—	—
Net income	$178,584	$287,118	$ 81,480
Denominator			
Basic weighted average common shares outstanding	109,531	106,909	108,057
Dilutive effect of Common Stock Equivalents	1,520	1,175	1,411
Diluted weighted average common shares outstanding	111,051	108,084	109,468
Basic net income per share			
Continuing operations	$ 1.71	$ 2.69	$ 0.75
Discontinued operations	(0.08)	—	—
Basic net income per share	$ 1.63	$ 2.69	$ 0.75
Diluted net income per share			
Continuing operations	$ 1.68	$ 2.66	$ 0.74
Discontinued operations	(0.08)	—	—
Diluted net income per share	$ 1.61	$ 2.66	$ 0.74

During the years ended December 31, 2008, 2009 and 2010, approximately 8.4 million, 4.9 million and 2.6 million, respectively, stock options and restricted stock units were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive. The shares that underlie the Company's convertible senior notes were also excluded from the calculation of diluted earnings per share during the years ended December 31, 2008 and 2009 because their effect would have been anti-dilutive. Anti-dilutive securities could be dilutive in future periods.

Comprehensive Income

Comprehensive income as presented in the Consolidated Statements of Stockholders' Equity and Comprehensive Income includes unrealized gains and losses which are excluded from the Consolidated Statements of Operations. For the years ended December 31, 2008, 2009 and 2010, these amounts included changes in unrealized gains and losses, net of tax, on certain investments classified as available-for-sale.

Certain Risks and Concentrations

Credit Risk. By their nature, all financial instruments involve risk, including credit risk for non-performance by counterparties. Financial instruments that potentially subject the Company to credit risk consist principally of cash equivalents, marketable securities and trade receivables. In addition, credit risk for the Company's cash equivalents and marketable securities may be exacerbated by unfavorable economic conditions. If financial markets experience prolonged periods of decline, the value or liquidity of the Company's cash equivalents and marketable securities could decline and result in an other-than-temporary decline in fair value, which could adversely affect the Company's financial position, results of operations and cash flows.

The Company's cash investment policy limits investments to investment grade instruments. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the U.S. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base. Additionally, the Company maintains allowances for potential credit losses. As of December 31, 2009, two companies each accounted for more than 10% of gross accounts receivable. As of December 31, 2010, one company accounted for approximately 10% of gross accounts receivable. Management regularly evaluates the recoverability of its investments in other companies based on the performance and the financial position of those companies as well as other evidence of market value.

Regulatory Risk. The Company is subject to certain regulations and requirements of the Federal Communications Commission (the "FCC") and various state public service commissions. Please refer to "Regulatory Environment" in the Business section of this Annual Report on Form 10-K for a discussion of the regulatory risks to which the Company is subject.

Supply Risk. The Company's business depends on the capacity, affordability, reliability and security of third-party network service providers. Only a small number of providers offer the network services the Company requires, and the majority of its network services are currently purchased from a limited number of network service providers. Although management believes that alternate network providers could be found in a timely manner, any disruption of these services could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company also relies on the reliability, capacity and effectiveness of its outsourced customer service and technical support providers. The Company's Consumer Services segment relies primarily on one customer service and technical support vendor. The Company purchases customer service and technical support services primarily from geographically dispersed service providers. The customer service and technical support service providers may become subject to financial, economic, environmental and political risks, system failures or other services interruptions beyond the Company's or the providers' control which could jeopardize their ability to deliver services. Although management believes that alternate contact center service providers could be found in a timely manner, any disruption of these services could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, cash equivalents, trade receivables and trade payables approximate their fair values because of their nature and respective durations. The Company's short- and long-term investments in marketable securities consist of available-for-sale and trading securities that are carried at fair value. The Company's equity investments in publicly-held companies are stated at fair value, which is based on quoted market prices, with unrealized gains and losses included in stockholders' equity. The Company's investments in privately-held companies are stated at cost, net of other-than-temporary impairments, because it is impracticable to estimate fair value.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Specifically, the Company combined sales and marketing, operations and customer support and general and administrative expenses into selling, general and administrative expenses. In addition, the Company reclassified depreciation expense from cost of revenues and selling, general and administrative expenses to depreciation and amortization. Approximately $11.5 million and $8.1 million was reclassified from cost of revenues to depreciation and amortization during the years ended

December 31, 2008 and 2009, respectively, and approximately $11.5 million and $8.1 million was reclassified from selling, general and administrative expenses to depreciation and amortization during the years ended December 31, 2008 and 2009, respectively.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit and to modify the manner in which the transaction consideration is allocated across the separately identifiable deliverables and how revenue is recognized. The new guidance also significantly expands the disclosure requirements for multiple-element arrangements. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of the new guidance to have a material impact on its financial statements.

In December 2010, the FASB issued new guidance on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of the new guidance to have a material impact on its financial statements.

Also in December 2010, the FASB issued new guidance on disclosure of supplementary pro forma financial information for business combinations. The new guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The new guidance also expands the supplemental pro forma disclosures for business combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The new guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of the new guidance to have a material impact on its financial statements.

3. Acquisitions

Acquisition of ITC^DeltaCom

On December 8, 2010, EarthLink completed its acquisition of ITC^DeltaCom, a provider of integrated communications services to customers in the southeastern U.S., for $3.00 per share and the assumption of debt. Under the terms of the merger agreement, EarthLink acquired 100% of ITC^DeltaCom in a merger transaction with ITC^DeltaCom surviving as a wholly-owned subsidiary of EarthLink. The acquisition will enable EarthLink to become an IP infrastructure and managed services provider by combining its existing business services with ITC^Deltacom's integrated communications business.

The following table summarizes the preliminary fair value of consideration transferred to acquire ITC^DeltaCom (in thousands):

Acquisition of approximately 83.8 million shares of outstanding common stock of ITC^DeltaCom at $3.00 per share in cash	$251,489
Estimated fair value of retricted stock units assumed and converted	2,275
Total estimated consideration	$253,764

The Company allocated the total estimated consideration to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over those fair values was recorded as goodwill. The following table summarizes the preliminary amounts of identified assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Acquired Assets:	
Cash and cash equivalents	$ 59,237
Property and equipment	200,546
Goodwill	188,890
Intangible assets	131,200
Deferred tax assets, net	66,531
Other assets*	59,365
Total assets	705,769
Assumed Liabilities:	
Senior secured notes due 2016	(351,520)
Deferred revenue	(17,905)
Other liabilities	(82,580)
Total liabilities	(452,005)
Total consideration	$ 253,764

* Includes a fair value of $39.7 million assigned to accounts receivable which had a gross contractual value of $43.4 million as of December 8, 2010. The $3.7 million difference represents the Company's best estimate of the contractual cash flows that will not be collected.

In connection with the merger, each ITC^DeltaCom stock option was cancelled in exchange for cash equal to the difference between the merger consideration and the exercise price, and certain ITC^DeltaCom restricted stock units were cancelled in exchange for cash equal to the merger consideration. Cash paid to settle stock-based awards attributable to precombination service was recorded as goodwill, and cash paid to settle stock-based awards attributable to postcombination service was recorded as operating expense in the postcombination statement of operations. A total of $14.8 million was paid to settle stock options and restricted stock units, of which $9.1 million was recorded as a liability assumed and $5.7 million was recorded as operating expense in the postcombination statement of operations.

Also in connection with the merger, certain ITC^DeltaCom restricted stock units were assumed and converted into EarthLink restricted stock units, determined by multiplying the number of shares of common stock subject to the ITC^DeltaCom restricted stock units by conversion ratio set forth in the merger agreement. Approximately 1.8 million ITC^DeltaCom restricted stock units were converted into 0.6 million EarthLink restricted stock units based on a conversion ratio of 0.33, which was calculated as the merger consideration of $3.00 divided by the average EarthLink stock price for 20 consecutive trading days ending on (and including) the second trading day immediately prior to the closing date. The fair value of the stock-based awards was determined based on the fair value of the underlying shares. The fair value of restricted stock units assumed and converted attributable to precombination services was included in the total consideration transferred, while the fair value of restricted stock units assumed and converted attributable to postcombination services will be recorded as operating expenses in the postcombination statement of operations on a straight-line basis over the remaining service periods. The total fair value of restricted stock units assumed and converted was $5.3 million, of which $2.3 million was included in the total consideration transferred and $3.0 million will be recorded as operating expense in the Consolidated Statement of Operations on a straight-line basis over the remaining service periods.

Goodwill arising from the acquisition is attributable to the assembled workforce and expected synergies and economies of scale from combining the operations of EarthLink and ITC^DeltaCom. All of the goodwill was assigned to the Company's Business Services segment. The goodwill recognized is not expected to be deductible for income tax purposes.

The following table summarizes the components of intangible assets acquired in connection with the ITC^DeltaCom acquisition (in thousands):

	Fair Value	Useful Life
Customer relationships	$117,600	5 – 6 years
Developed technology	9,900	6 years
Trade name	3,700	3 years
Total intangible assets	$131,200	

Customer relationships represent the fair values of the underlying relationships and agreements with ITC^DeltaCom's customers. Developed technology represents the fair values of ITC^DeltaCom's processes, patents and trade secrets related to the design and development of ITC^DeltaCom's internally used software and technology. This proprietary know-how can be leveraged to develop new technology and improve EarthLink's existing technologies. The trade name represents the fair values of brand and name recognition associated with ITC^DeltaCom's services.

In connection with the acquisition, EarthLink assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes"). The ITC^DeltaCom Notes were recorded at acquisition date fair value, which was based on publicly-quoted market prices. The resulting debt premium of $26.3 million is being amortized over the remaining life of the ITC^DeltaCom Notes. Under the related indenture, following the consummation of the merger, ITC^DeltaCom was required to offer to repurchase any or all of the ITC^DeltaCom Notes at 101% of their principal amount. The tender window was open from December 20, 1010 through January 18, 2011. As a result, approximately $0.2 million outstanding principal amount of the ITC^DeltaCom Notes was repurchased in January 2011. The remaining ITC^DeltaCom Notes remain outstanding as obligations of ITC^DeltaCom and its subsidiaries following the merger.

During the year ended December 31, 2010, EarthLink incurred $10.2 million of external costs directly related to EarthLink's acquisition of ITC^DeltaCom, such as advisory, legal, accounting, valuation and other professional fees. These expenses are included in restructuring and acquisition-related costs in the Company's Consolidated Statement of Operations for the year ended December 31, 2010.

The results of operations of ITC^DeltaCom have been included in EarthLink's consolidated financial statements since the acquisition date. The amount of ITC^DeltaCom's revenue and net loss included in EarthLink's Consolidated Statement of Operations for the year ended December 31, 2010 was

$26.6 million and $6.2 million, respectively. The following unaudited pro forma revenue and earnings of the combined entity assumes the acquisition occurred on January 1, 2009:

	Year Ended December 31,	
	2009	2010
	(in thousands)	
Total revenues	$1,193,053	$1,037,058
Net income	265,611	75,054

Pending Acquisitions

On December 20, 2010, EarthLink entered into an agreement to acquire One Communications Corp. ("One Communications"), a privately-held, multi-regional integrated telecommunications solutions provider in the United States. EarthLink will acquire One Communications in a transaction valued at $370 million. One Communications stockholders have the right to elect to receive the net merger consideration in the form of cash or EarthLink common stock. The acquisition will further transform EarthLink into an IP infrastructure and managed services provider by expanding its IP network footprint. Under the terms of the merger agreement, EarthLink will acquire 100% of One Communications in a merger transaction with One Communications surviving as a wholly-owned subsidiary of EarthLink. The completion of the acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2011.

Also in December 2010, EarthLink entered into an agreement to acquire Saturn Telecommunication Services Inc. ("STS Telecom"), a privately-held provider of IP communication and information technology services to small and medium-sized businesses primarily in Florida, for approximately $28.0 million of cash. STS Telecom currently operates a sophisticated VoIP platform. EarthLink plans to leverage STS Telecom's expertise in managed hosted VoIP on a nationwide basis as part of its Business Service offerings.

4. Restructuring and Acquisition-Related Costs

Restructuring and acquisition-related costs consisted of the following during the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
2007 Restructuring Plan	$9,394	$5,743	$ 1,121
Legacy Restructuring Plans	(252)	(128)	294
Total facility exit and restructuring costs	9,142	5,615	1,415
Acquisition-related costs	—	—	20,953
Restructuring and acquisition-related costs	$9,142	$5,615	$22,368

2007 Restructuring Plan

In August 2007, EarthLink adopted a restructuring plan (the "2007 Plan") to reduce costs and improve the efficiency of the Company's operations. The 2007 Plan was the result of a comprehensive review of operations within and across the Company's functions and businesses. Under the 2007 Plan, the Company reduced its workforce by approximately 900 employees, closed office facilities in Orlando, Florida; Knoxville, Tennessee; Harrisburg, Pennsylvania and San Francisco, California and consolidated its office facilities in Atlanta, Georgia and Pasadena, California. The 2007 Plan was primarily implemented during the latter half of 2007 and during the year ended December 31, 2008. However, since management continues to evaluate EarthLink's businesses, there have been and may continue to be supplemental provisions for new cost savings initiatives as well as changes in estimates to amounts previously recorded.

The following table summarizes facility exit and restructuring costs during the years ended December 31, 2008, 2009 and 2010 and the cumulative costs incurred to date as a result of the 2007 Plan. Such costs have been classified as restructuring and acquisition-related costs in the Consolidated Statements of Operations.

	Year Ended December 31,			Cumulative Costs Incurred To Date
	2008	2009	2010	
	(in thousands)			
Severance and personnel-related costs	$ 461	$ —	$ —	$30,764
Lease termination and facilities-related costs	4,808	5,697	1,012	23,733
Non-cash asset impairments	4,125	46	109	24,901
Other associated costs	—	—	—	1,131
	$9,394	$5,743	$1,121	$80,529

The Company recorded $9.4 million, $5.7 million and $1.1 million of facility exit and restructuring costs during the years ended December 31, 2008, 2009 and 2010, respectively, primarily as a result of changes to sublease estimates in its exited facilities and further consolidation in its Atlanta, Georgia facility. The asset impairment charges classified as restructuring and acquisition-related costs in the Consolidated Statements of Operations primarily relate to fixed asset write-offs due to facility closings and consolidations and the termination of certain projects for which costs had been capitalized. These assets were impaired as the carrying values of the assets exceeded the expected future undiscounted cash flows to the Company.

The following table summarizes activity for the liability balances associated with the 2007 Plan for the years ended December 31, 2008, 2009 and 2010, including changes during the years attributable to costs incurred and charged to expense and costs paid or otherwise settled:

	Severance and Benefits	Facilities	Asset Impairments	Other Costs	Total
	(in thousands)				
Balance as of December 31, 2007	$ 12,041	$16,124	$ —	$—	$ 28,165
Accruals	461	4,808	4,125	—	9,394
Payments	(12,502)	(6,174)	—	—	(18,676)
Non-cash charges	—	1,936	(4,125)	—	(2,189)
Balance as of December 31, 2008	—	16,694	—	—	16,694
Accruals	—	5,697	46	—	5,743
Payments	—	(5,442)	—	—	(5,442)
Non-cash charges	—	489	(46)	—	443
Balance as of December 31, 2009	—	17,438	—	—	17,438
Accruals	—	1,012	109	—	1,121
Payments	—	(5,205)	—	—	(5,205)
Non-cash charges	—	368	(109)	—	259
Balance as of December 31, 2010	$ —	$13,613	$ —	$—	$ 13,613

Facility exit and restructuring liabilities due within one year of the balance sheet date are classified as other accrued liabilities and facility exit and restructuring liabilities due after one year are classified as other long-term liabilities in the Consolidated Balance Sheets. Of the unpaid balance as of December 31, 2009 and 2010, approximately $5.1 million and $4.7 million, respectively, was classified as other accrued liabilities and approximately $12.3 million and $8.9 million, respectively, was classified as other long-term liabilities.

Legacy Restructuring Plans

During the years ended December 31, 2003, 2004 and 2005, EarthLink executed a series of plans to restructure and streamline its contact center operations and outsource certain internal functions (collectively referred to as "Legacy Plans"). The Legacy Plans included facility exit costs, personnel-related costs and asset disposals. EarthLink periodically evaluates and adjusts its estimates for facility exit and restructuring costs based on currently-available information. Such adjustments are included as restructuring and acquisition-related costs in the Consolidated Statements of Operations. During the years ended December 31, 2008 and 2009, EarthLink recorded reductions of $0.3 million and $0.1 million, respectively, to facility exit and restructuring costs as a result of changes in estimates. During the year ended December 31 2010, EarthLink recorded $0.3 million of facility exit and restructuring costs related to Legacy Plans as a result of changes in estimates. As of December 31, 2010, all costs related to Legacy Plans had been paid or otherwise settled.

Acquisition-Related Costs

Acquisition-related costs consist of external costs directly related to EarthLink's acquisitions, such as advisory, legal, accounting, valuation and other professional fees. Acquisition-related costs also include employee severance and benefit costs and costs resulting from cash paid to settle stock-based awards attributable to postcombination service in connection with the ITC^DeltaCom acquisition. Acquisition-related costs consisted of the following during the year ended December 31, 2010:

	Year Ended December 31, 2010
	(in thousands)
Transaction related costs	$10,164
Costs to settle postcombination stock awards	5,742
Severance and retention costs	5,047
Total acquisition-related costs	$20,953

5. Discontinued Operations

In November 2007, management concluded that its municipal wireless broadband operations were no longer consistent with the Company's strategic direction and the Company's Board of Directors authorized management to pursue the divestiture of the Company's municipal wireless broadband assets. As a result of that decision, the Company classified the municipal wireless broadband assets as held for sale on the Consolidated Balance Sheets and presented the municipal wireless broadband results of operations as discontinued operations for all periods presented. The results of operations for municipal wireless broadband were previously included in the Consumer Services segment. As of December 31, 2008, the Company had completed the divestiture of its municipal wireless broadband assets.

The following table presents summarized results of operations related to the Company's discontinued operations for the year ended December 31, 2008:

	Year Ended December 31, 2008
	(in thousands)
Revenues	$ 1,305
Operating costs and expenses	(4,569)
Impairment, facility exit and restructuring costs	(6,326)
Income tax benefit	1,084
Loss from discontinued operations, net of tax	$(8,506)

During the year ended December 31, 2008, the Company recorded restructuring costs in connection with the 2007 Plan of $6.3 million related to the municipal wireless broadband operations. These charges are reflected within loss from discontinued operations, net of tax, in the Consolidated Statements of Operations. All costs have been paid or otherwise settled.

6. Investments

Marketable Securities

The Company's marketable securities consisted of the following as of December 31, 2009 and 2010:

	As of December 31,	
	2009	2010
	(in thousands)	
Auction rate securities	$ 42,906	$ —
Government and agency securities	42,060	284,441
Commercial paper	—	14,666
Corporate debt securities	—	21,011
Total marketable securities	84,966	320,118
Less: classified as current	(84,966)	(307,814)
Total long-term marketable securities	$ —	$ 12,304

The Company's auction rate securities were variable-rate debt instruments whose underlying agreements had contractual maturities of up to 40 years, but had interest rate reset periods at pre-determined intervals, usually every 28 days. These securities were predominantly secured by student loans guaranteed by state related higher education agencies and reinsured by the U.S. Department of Education. Beginning in February 2008, auctions for these securities failed to attract sufficient buyers, resulting in the Company continuing to hold such securities. In October 2008, EarthLink entered into an agreement with the broker that sold the Company its auction rate securities that gave the Company the right to sell its existing auction rate securities back to the broker at par plus accrued interest, beginning on June 30, 2010 until July 2, 2012. As a result of the put right, these securities were classified as short-term marketable securities in the Consolidated Balance Sheet as of December 31, 2009.

During the year ended December 31, 2008, the Company recorded an other-than-temporary impairment of $9.9 million to record the auction rate securities at their fair value, as the Company no longer had the intent to hold the securities until maturity. The Company also elected a one-time transfer of its auction rate securities from the available-for-sale category to the trading category. The Company recorded the value of the put right to long-term investments in its Consolidated Balance Sheet with a corresponding $9.8 million gain on investments. The Company elected the fair value option for the put right to offset the fair value changes of the auction rate securities. The other-than-temporary impairment, net of the gain on the put right, was $0.1 million during the year ended December 31, 2008 and is included in gain (loss) on investments, net, in the Consolidated Statement of Operations.

During the years ended December 31, 2009 and 2010, the Company redeemed $9.6 million and $48.2 million, respectively, of its auction rate securities at par, plus accrued interest. As a result, the Company no longer held investments in auction rate securities as of December 31, 2010. During the years ended December 31, 2009 and 2010, the Company recorded gains of $4.7 million and $5.3 million, respectively, related to the auction rate securities and recorded losses of $4.6 million and $5.3 million, respectively, related to the put right. The net gains during the years ended December 31, 2009 and 2010 are included in gain (loss) on investments, net, in the Consolidated Statements of Operations. See Note 16, "Fair Value Measurements," for a table that reconciles the beginning and ending balances of the auction rate securities.

The following table summarizes gross unrealized gains and losses as of December 31, 2010 on the Company's marketable securities designated as available-for-sale:

	As of December 31, 2010			
	Amortized Cost	Gross Unrealized Losses	Gross Unrealized Gains	Estimated Fair Value
		(in thousands)		
Government and agency notes	$284,087	$(1)	$355	$284,441
Commercial paper	14,658	—	8	14,666
Corporate debt securities	20,980	(7)	38	21,011
	$319,725	$(8)	$401	$320,118

As of December 31, 2009, the amortized cost and aggregate fair value of the Company's marketable securities designated as available-for-sale was $42.1 million. Gross unrealized gains and gross unrealized losses as of December 31, 2009 were nominal.

The following table summarizes the estimated fair value of the Company's marketable securities designated as available-for-sale classified by the maturity of the security:

	As of December 31, 2010
	(in thousands)
Due within one year	$307,814
Due after one year through two years	12,304
	$320,118

Investments

The Company's investments as of December 31, 2009 consisted of equity investments in other companies and the Company's put right. The Company's equity investments in other companies had a carrying value and fair value of $1.5 million as of December 31, 2009 and were classified as other current assets in the Consolidated Balance Sheet. As of December 31, 2009, gross unrealized losses were nominal and gross unrealized gains were $0.5 million. The Company's put right had a carrying value and fair value of $5.2 million as of December 31, 2009 and was classified as other current assets in the Consolidated Balance Sheet. During the year ended December 31, 2010, the Company sold its remaining equity investments in other companies and sold its remaining auction rate securities. As a result, equity investments in other companies and the put right were reduced to zero as of December 31, 2010.

The Company's gain (loss) on investments, net, consisted of the following during the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Other-than-temporary impairment losses	$(3,556)	$(9,300)	$ —
Cash distributions from investments	—	231	—
Gain from sale of Covad common stock	2,025	—	—
Gain from receipt of Virgin Mobile shares	4,352	—	—
Gain from receipt and sale of Sprint Nextel shares	—	7,641	100
Net change in fair value of auction rate securities and put right	(113)	107	5
Gains from sales of other investments	—	—	467
	$ 2,708	$(1,321)	$572

The Company had an investment in Covad Communications Group, LLC ("Covad") consisting of 6.1 million shares of Covad common stock and $47.5 million aggregate principal amount of 12% Senior Secured Convertible Notes due 2011 (the "Covad Notes"). During the year ended December 31, 2008, Platinum Equity, LLC acquired all outstanding shares of Covad. Upon closing of the transaction, a change of control of Covad occurred, resulting in Covad's repurchase of all Covad Notes held by EarthLink at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest. As a result, the Company received cash of $50.8 million for the aggregate principal amount of the Covad Notes plus accrued interest and received cash of $6.3 million for its 6.1 million shares of Covad common stock. The Company recognized a gain of $2.0 million based on its cost basis of the Covad common stock, which was classified as gain (loss) on investments, net, in the Consolidated Statement of Operations.

During the year ended December 31, 2008, the Company received limited partnership units equivalent to approximately 1.8 million shares of Virgin Mobile common stock in exchange for its investment in HELIO. EarthLink had an approximate 2% ownership interest in Virgin Mobile following the transaction. EarthLink accounted for its investment in Virgin Mobile under the cost method and classified the investment as available for sale. As a result of the transaction, EarthLink recognized a gain of $4.4 million, which was classified as gain (loss) on investments, net, in the Consolidated Statement of Operations.

During the year ended December 31, 2009, Sprint Nextel and Virgin Mobile completed a merger. As a result, EarthLink received 2.4 million shares of Sprint Nextel common stock for its Virgin Mobile common stock. EarthLink accounted for its investment in Sprint Nextel under the cost method and classified the investment as available for sale. During the year ended December 31, 2009, EarthLink sold 2.2 million of the Sprint Nextel shares for net proceeds of $8.2 million and recognized a $7.6 million gain resulting from the receipt of Sprint Nextel shares and the subsequent sale, which is included in gain (loss) on investments, net, in the Consolidated Statement of Operations. During the year ended December 31, 2010, EarthLink sold 0.2 million of the Sprint Nextel shares for net proceeds of $1.0 million and recognized a gain of $0.1 million.

7. Property and Equipment

Property and equipment consisted of the following as of December 31, 2009 and 2010:

	As of December 31,	
	2009	2010
	(in thousands)	
Communciations and fiber optic networks	$ 125,166	$ 244,135
Office and other equipment	139,793	87,707
Land and buildings	17,243	42,807
Leasehold improvements	42,254	53,784
Construction in progress	1,051	7,258
	325,507	435,691
Less accumulated depreciation	(291,240)	(194,580)
	$ 34,267	$ 241,111

Depreciation expense charged to continuing operations, which includes depreciation expense associated with property under capital leases, was $23.0 million, $16.2 million and $17.6 million for the years ended December 31, 2008, 2009 and 2010, respectively.

During the year ended December 31, 2010, the Company wrote-down and retired abandoned and disposed property and equipment that had a cost basis of $113.2 million and accumulated depreciation of $113.1 million.

8. Goodwill and Purchased Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by operating segment during the year ended December 31, 2010 were as follows:

	Consumer Services Segment	Business Services Segment	Total
		(in thousands)	
Balance as of December 31, 2009			
Goodwill	$88,920	$ 87,878	$176,798
Accumulated impairment loss	—	(87,878)	(87,878)
	88,920	—	88,920
Goodwill acquired during year	—	188,890	188,890
Balance as of December 31, 2010			
Goodwill	88,920	276,768	365,688
Accumulated impairment loss	—	(87,878)	(87,878)
	$88,920	$188,890	$277,810

Goodwill acquired during the year resulted from EarthLink's acquisition of ITC^DeltaCom, which is more fully described in Note 3, "Acquisitions."

Purchased Intangible Assets

The following table presents the components of the Company's acquired identifiable intangible assets included in the accompanying Consolidated Balance Sheets as of December 31, 2009 and 2010:

	As of December 31, 2009			As of December 31, 2010		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)					
Intangible assets subject to amortization:						
Subscriber bases and customer relationships	$79,413	$(70,487)	$ 8,926	$192,414	$(71,067)	$121,347
Software and developed technology	711	(711)	—	10,611	(821)	9,790
Trade names	1,521	(608)	913	5,221	(994)	4,227
	81,645	(71,806)	9,839	208,246	(72,882)	135,364
Intangible assets not subject to amortization:						
Trade names	1,711	—	1,711	—	—	—
	$83,356	$(71,806)	$11,550	$208,246	$(72,882)	$135,364

As of December 31, 2010, the gross carrying value of intangible assets subject to amortization includes $131.2 million related to the acquisition of ITC^DeltaCom. The Company's definite-lived intangible assets primarily consist of subscriber bases and customer relationships, acquired software and technology, trade names and other assets acquired in conjunction with the purchases of businesses and subscriber bases from other companies that are not deemed to have indefinite lives. The Company's identifiable indefinite-lived intangible assets as of December 31, 2009 consisted of certain trade names. Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company's customer relationships are being amortized using the straight-line method to match the estimated cash flow generated by such assets, and the developed technology and trade names are being amortized using the straight-line method because a pattern to which the expected benefits will be consumed or otherwise used up could not be reliably determined. As of December 31, 2010, the weighted average amortization periods were 5.2 years for subscriber base assets and customer relationships, 5.8 years for software and technology and 3.6 years for trade names.

Amortization of definite-lived intangible assets for the years ended December 31, 2008, 2009 and 2010 was $13.3 million, $7.7 million and $5.7 million, respectively, and is included in depreciation and amortization in the Consolidated Statements of Operations. Based on the current amount of definite-lived intangible assets, the Company expects to record amortization expense of approximately $26.1 million, $24.7 million, $23.9 million, $22.6 million, $21.7 million and $16.4 million during the years ending December 31, 2011, 2012, 2013, 2014, 2015 and thereafter, respectively. Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of asset acquisitions, changes in useful lives and other relevant factors.

During the year ended December 31, 2010, the Company removed fully amortized intangible assets that had a gross carrying value and accumulated amortization of $4.6 million.

Impairment of Goodwill and Intangible Assets

During the years ended December 31, 2008, 2009 and 2010, the Company recorded non-cash impairment charges of $78.7 million, $24.1 million and $1.7 million, respectively, which are included in impairment of goodwill and intangible assets in the Consolidated Statements of Operations.

After completing its annual impairment test during the fourth quarter of 2008, the Company concluded that goodwill and certain intangible assets recorded as a result of its April 2006 acquisition of New Edge were impaired and recorded non-cash impairment charges related to the New Edge reporting unit of $64.0 million for goodwill, $3.1 million for the indefinite-lived trade name and $11.6 million for customer relationships. The primary factor contributing to the impairment charge was the significant economic downturn. New Edge serves a large percentage of small and medium-sized business customers, especially retail businesses, which had been particularly affected by the economic downturn. Economic conditions affecting retail businesses worsened substantially during the "holiday season" in the fourth quarter of 2008. As a result, the Company updated its long-range financial outlook in the fourth quarter of 2008, which reflected decreased expectations of future growth rates and cash flows for New Edge. The Company used this updated financial outlook in conjunction with its annual impairment test.

After completing its annual impairment test during the fourth quarter of 2009, the Company concluded that goodwill and certain intangible assets recorded as a result of the New Edge acquisition were further impaired and recorded non-cash impairment charges related to the New Edge reporting unit of $23.9 million for goodwill and $0.2 million for the indefinite-lived trade name. As a result, there is no remaining carrying value related to New Edge goodwill. The primary factor contributing to the impairment charge was continued sales pressure in the small and medium-sized business market due to the economy, which adversely impacted the Company's long-range financial outlook. The Company used this updated financial outlook in conjunction with its annual impairment test.

The annual impairment test during the fourth quarter of 2010 indicated that the fair value of the Company's reporting units exceeded their carrying values. As a result, the Company concluded that its remaining goodwill was not impaired.

Goodwill. Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. Although the Company operates two reportable segments, Consumer Services and Business Services, the Company had identified three reporting units for evaluating goodwill for the 2008, 2009 and 2010 annual impairment tests, which were Consumer Services, New Edge and Web Hosting. The Consumer Services reportable segment was one reporting unit, while the Business Services reportable segment consisted of two reporting units, New Edge and Web Hosting. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results.

The first step of the annual impairment test involves comparing the estimated fair value of the Company's reporting units with the reporting units' carrying amounts, including goodwill. The Company estimated the fair values of its reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method. In certain years, the Company also took into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit.

Upon completion of the first step during the years ended December 31, 2008 and 2009, the Company determined that the carrying value of its New Edge reporting unit exceeded its estimated fair value.

Because indicators of impairment existed for this reporting unit, the Company performed the second step of the test. The implied fair value of goodwill was determined in the same manner as utilized to estimate the amount of goodwill recognized in a business combination. To determine the implied value of goodwill, fair values were allocated to the assets and liabilities of the New Edge reporting unit. The implied fair value of goodwill was measured as the excess of the fair value of the New Edge reporting unit over the amounts assigned to its assets and liabilities. The impairment losses of $64.0 million and $23.9 million during the years ended December 31, 2008 and 2009, respectively, were measured as the amount the carrying value of goodwill exceeded the implied fair value of the goodwill. The Company did not record any impairment charges for goodwill during the year ended December 31, 2010.

Indefinite-lived intangible assets. The impairment test for the Company's indefinite-lived intangible assets, which consist of trade names, involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Company determined the fair values of its trade names using the royalty savings method, in which the fair value of the asset was calculated based on the present value of the royalty stream that we are saving by owning the asset. Given the economic environment and other factors noted above, the Company decreased its estimates for revenues associated with its New Edge trade name. As a result, the Company recorded non-cash impairment charges of $3.1 million and $0.2 million during the years ended December 31, 2008 and 2009, respectively, related to its New Edge trade name.

In November 2010, the Company decided to re-brand the New Edge name as EarthLink Business. The Company recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down its New Edge trade name. As a result, there is no remaining carrying value related to the New Edge trade name.

Definite-lived intangible assets. As a result of the goodwill and indefinite-lived asset impairments in the New Edge reporting unit, the Company also tested this reporting unit's definite-lived intangible assets for impairment. Because of the decrease in expected future cash from such definite-lived intangible assets, the Company concluded certain customer relationships were not fully recoverable and recorded a non-cash impairment charge of $11.6 million during the year ended December 31, 2008. The Company did not record any impairment charges for its definite-lived intangible assets during the years ended December 31, 2009 and 2010.

9. Other Accrued Liabilities

Other accrued liabilities consisted of the following as of December 31, 2009 and 2010:

	As of December 31,	
	2009	2010
	(in thousands)	
Accrued communications costs	$ 4,621	$14,845
Accrued taxes and surcharges	3,413	18,117
Accrued interest	2,507	11,683
Accrued professional fees and settlements	6,073	2,576
Facility exit and restructuring liabilities	5,643	4,749
Deposits and due to customers	1,619	4,651
Other	10,783	19,008
	$34,659	$75,629

10. Debt

The Company's debt consisted of the following as of December 31, 2009 and 2010:

	As of December 31,	
	2009	2010
	(in thousands)	
ITC^DeltaCom senior secured notes due April 1, 2016	$ —	$ 351,251
EarthLink convertible senior notes due November 15, 2026	232,248	243,069
Carrying value of debt	232,248	594,320
Less current portion	(232,248)	(243,069)
Long-term debt, less current portion	$ —	$ 351,251

ITC^DeltaCom Senior Secured Notes due April 1, 2016

In connection with the acquisition of ITC^DeltaCom, EarthLink assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due on April 1, 2016. The ITC^DeltaCom Notes accrue interest at a rate of 10.5% per year. Interest on the ITC^DeltaCom Notes is payable semi-annually in cash in arrears on April 1 and October 1 of each year, commencing on October 1, 2010. The ITC^DeltaCom Notes will mature on April 1, 2016.

ITC^DeltaCom may redeem some or all of the ITC^DeltaCom Notes, at any time before April 1, 2013, at a redemption price equal to 100% of their principal amount plus a "make-whole" premium. ITC^DeltaCom may redeem some or all of the ITC^DeltaCom Notes at any time on or after April 1, 2013, at specified redemption prices declining from 105.250% to 100% of their principal amount. In addition, before April 1, 2013, ITC^DeltaCom may redeem up to 35% of the aggregate principal amount of the ITC^DeltaCom Notes at a redemption price equal to 110.5% of their principal amount with the net proceeds of certain equity offerings. During any 12-month period before April 1, 2013, ITC^DeltaCom may redeem up to 10% of the aggregate principal amount of the ITC^DeltaCom Notes at a redemption price equal to 103% of their principal amount. If (1) ITC^DeltaCom sells certain of its assets and does not either (a) apply the net sale proceeds to repay indebtedness under ITC^DeltaCom's senior secured revolving credit facility, the ITC^DeltaCom Notes, or other indebtedness secured on a first-priority basis or (b) reinvest the net sale proceeds in its business, or (2) ITC^DeltaCom experiences a change of control, ITC^DeltaCom may be required to offer to purchase ITC^DeltaCom Notes from holders at 100% of their principal amount, in the case of a sale of assets, or 101% of their principal amount, in the case of a change of control. ITC^DeltaCom would be required to pay accrued and unpaid interest, if any, on the ITC^DeltaCom Notes redeemed or purchased in each of the foregoing events of redemption or purchase.

The ITC^DeltaCom Notes are ITC^DeltaCom's general senior obligations and rank equally in right of payment with any future senior indebtedness. The ITC^DeltaCom Notes are secured on a first-priority basis, along with any future pari passu secured obligations, subject to specified exceptions and permitted liens, by substantially all of the assets of ITC^DeltaCom and its subsidiaries that are deemed to be restricted subsidiaries under the indenture governing the ITC^DeltaCom Notes. Currently all of ITC^DeltaCom subsidiaries are deemed to be restricted subsidiaries under the indenture. The ITC^DeltaCom Notes are guaranteed on a senior secured basis by each of ITC^DeltaCom's restricted subsidiaries on the initial issue date of the ITC^DeltaCom Notes and will be guaranteed on a senior secured basis by each future domestic restricted subsidiary, other than certain excluded subsidiaries, and by any foreign restricted subsidiary that guarantees any indebtedness of ITC^DeltaCom or any domestic restricted subsidiary. The guarantees are the subsidiary guarantors' general senior obligations and rank equally in right of payment with all of the subsidiary guarantors' existing and future senior indebtedness.

The indenture governing the ITC^DeltaCom Notes contains covenants that, among other things, limit ITC^DeltaCom's ability, and the ability of ITC^DeltaCom's restricted subsidiaries, to incur additional indebtedness, create liens, pay dividends on, redeem or repurchase ITC^DeltaCom's capital stock, make investments or repay subordinated indebtedness, engage in sale-leaseback transactions, enter into transactions with affiliates, sell assets, create restrictions on dividends and other payments to ITC^DeltaCom from its subsidiaries, issue or sell stock of subsidiaries, and engage in mergers and consolidations. All of the covenants are subject to a number of important qualifications and exceptions under the indenture.

As of December 31, 2010, the fair value of the ITC^DeltaCom Notes was approximately $352.6 million, based on quoted market prices.

EarthLink Convertible Senior Notes due November 15, 2026

In November 2006, EarthLink issued $258.8 million aggregate principal amount of Convertible Senior Notes due November 15, 2026 (the "EarthLink Notes") in a registered offering. The Company received net proceeds of $251.6 million after transaction fees of $7.2 million. The EarthLink Notes bear interest at 3.25% per year on the principal amount of the EarthLink Notes until November 15, 2011, and 3.50% interest per year on the principal amount of the EarthLink Notes thereafter, payable semi-annually in May and November of each year. The EarthLink Notes rank as senior unsecured obligations of the Company.

The EarthLink Notes are payable with cash and, if applicable, are convertible into shares of the Company's common stock. The initial conversion rate was 109.6491 shares per $1,000 principal amount of EarthLink Notes (which represented an initial conversion price of approximately $9.12 per share). As a result of the Company's cash dividend payments, the conversion rate has been adjusted and was 121.9549 shares per $1,000 principal amount of EarthLink Notes as of December 31, 2010 (which represents a conversion price of approximately $8.20 per share), subject to further adjustment. Upon conversion, a holder will receive cash up to the principal amount of the EarthLink Notes and, at the Company's option, cash, or shares of the Company's common stock or a combination of cash and shares of common stock for the remainder, if any, of the conversion obligation. The conversion obligation is based on the sum of the "daily settlement amounts" for the 20 consecutive trading days that begin on, and include, the second trading day after the day the EarthLink Notes are surrendered for conversion. The EarthLink Notes will be convertible only in the following circumstances: (1) during any calendar quarter after the calendar quarter ending December 31, 2006 (and only during such calendar quarter), if the closing sale price of the Company's common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of EarthLink Notes was equal to or less than 98% of the average conversion value of the EarthLink Notes during the note measurement period; (3) upon the occurrence of specified corporate transactions, including the payment of dividends in certain circumstances; (4) if the Company has called the EarthLink Notes for redemption; and (5) at any time from, and including, October 15, 2011 to, and including, November 15, 2011 and at any time on or after November 15, 2024. The Company has the option to redeem the EarthLink Notes, in whole or in part, for cash, on or after November 15, 2011, provided that the Company has made at least ten semi-annual interest payments. In addition, the holders may require the Company to purchase all or a portion of their EarthLink Notes on each of November 15, 2011, November 15, 2016 and November 15, 2021.

In connection with the issuance of the EarthLink Notes, the Company entered into separate convertible note hedge transactions and separate warrant transactions with respect to the Company's common stock to reduce the potential dilution upon conversion of the EarthLink Notes (collectively referred to as the "Call Spread Transactions"). During 2008, the Company terminated the convertible note hedge and warrant agreements. See Note 11, "Shareholders' Equity," for more information on the Call Spread Transactions.

As of December 31, 2009 and 2010, the fair value of the EarthLink Notes was approximately $279.8 million and $300.3 million, respectively, based on quoted market prices.

Under the terms of the indenture governing the EarthLink Notes, the Company's payment of cash dividends requires an adjustment to the conversion rate for the EarthLink Notes. In addition, as a result of the adjustment, the EarthLink Notes may be surrendered for conversion for a period of time between the declaration date and the record date, as defined in the indenture, for the consideration provided for in the indenture. During the year ended December 31, 2010, $3.0 million principal amount of EarthLink Notes were surrendered for conversion for cash payment of $2.8 million, resulting in a gain on conversion of debt of $0.2 million. Such gain is included in interest expense and other, net, in the Consolidated Statement of Operations.

The Company accounts for the liability and equity components of the EarthLink Notes separately. The Company is accreting the debt discount related to the equity component to non-cash interest expense over the estimated five-year life of the EarthLink Notes, which represents the first redemption date of November 2011. As of December 31, 2010, the remaining amortization period for the discount was 10 months.

The principal amount, unamortized discount and net carrying amount of the debt and equity components as of December 31, 2009 and 2010 are presented below:

	As of December 31,	
	2009	2010
	(in thousands)	
Principal amount	$258,750	$255,791
Unamortized discount	(26,502)	(12,722)
Net carrying amount	$232,248	$243,069
Carrying amount of the equity component	$ 62,095	$ 61,847

The following table presents the associated interest cost related to the EarthLink Notes during the years ended December 31, 2008, 2009 and 2010, which consists of both the contractual interest coupon and amortization of the discount on the liability component:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Contractual interest recognized	$ 8,895	$ 8,895	$ 8,868
Discount amortization	11,386	12,516	13,477
Effective interest rate	9.5%	9.5%	9.5%

Classification

In 2009, the Company began paying quarterly cash dividends on its common stock. The Company currently intends to pay regular quarterly dividends on its common stock. Under the terms of the indenture governing the EarthLink Notes, the Company's payment of cash dividends requires an adjustment to the conversion rate for the EarthLink Notes. In addition, as a result of the adjustment, the EarthLink Notes may be surrendered for conversion for a period of time between the declaration date and the record date, as defined in the indenture, for the consideration provided for in the indenture. As a result, the Company classified the EarthLink Notes as a current liability in the Consolidated Balance Sheet as of December 31, 2009. On November 15, 2011, holders of the EarthLink Notes have the right under the governing indenture to require the Company to repurchase the EarthLink Notes. As a result, the Company classified the EarthLink Notes as a current liability in the Consolidated Balance Sheet as of December 31, 2010.

11. Shareholders' Equity

Shareholder Rights Plan

During 2002, the Board of Directors adopted a shareholder rights plan (the "Rights Plan"). In connection with the Rights Plan, the Board of Directors also declared a dividend of one right for each outstanding share of EarthLink's common stock for stockholders of record at the close of business on August 5, 2002.

Each right entitles the holder to purchase one one-thousandth (1/1000) of a share (a "Unit") of EarthLink's Series D Junior Preferred Stock at a price of $60.00 per Unit upon certain events. Generally, in the event a person or entity acquires, or initiates a tender offer to acquire, at least 15% of EarthLink's then outstanding common stock, the rights will become exercisable for common stock having a value equal to two times the exercise price of the right, or effectively at one-half of EarthLink's then-current stock price. The rights are redeemable under certain circumstances at $0.01 per right and will expire, unless earlier redeemed, on August 6, 2012.

Share Repurchases

Since the inception of the Company's share repurchase program, the Board of Directors has authorized a total of $750.0 million for the repurchase of EarthLink's common stock. As of December 31, 2010, the Company had $145.9 million available under the current authorizations. The Company may repurchase its common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, including through the use of derivative transactions, and subject to market conditions and other factors. The share repurchase program does not require the Company to acquire any specific number of shares and may be terminated by the Board of Directors at any time.

The following table summarizes share repurchases during the years ended December 31, 2008, 2009 and 2010 pursuant to the share repurchase program, which have been recorded as treasury stock:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Number of shares repurchased	3,805	3,592	103
Aggregate purchase price	$31,856	$22,340	$851

Dividends

In 2009, the Company began declaring and paying cash dividends on its common stock. During the year ended December 31, 2009, cash dividends declared were $0.28 per common share and total dividend payments were $30.0 million. During the year ended December 31, 2010, cash dividends declared were $0.62 per common share and total dividend payments were $67.5 million. The Company currently intends to pay regular quarterly dividends on its common stock. The Company also pays cash dividend amounts on each outstanding restricted stock unit to be paid at the time the restricted stock unit vests. Cash dividend amounts are forfeited if the restricted stock units do not vest. Any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant.

Call Spread Transactions

In connection with the issuance of the Notes (see Note 10, "Debt"), the Company entered into separate convertible note hedge transactions and separate warrant transactions with respect to the Company's common stock to minimize the impact of the potential dilution upon conversion of the Notes. The Company purchased call options in private transactions to cover approximately 28.4 million shares of the Company's common stock at a strike price of $9.12 per share, subject to adjustment in certain circumstances, for $47.2 million. The Company also sold warrants permitting the purchasers to acquire up to approximately 28.4 million shares of the Company's common stock at an exercise price of $11.20 per share, subject to adjustments in certain circumstances, in private transactions for total proceeds of approximately $32.1 million. In September 2008, the Company terminated its convertible note hedge and warrant agreements. The Company received an aggregate payment from the counterparties to the agreements, which was recorded as additional paid-in capital. Upon termination of the agreements, the Company purchased approximately 2.5 million shares of common stock the counterparties held in hedge positions for approximately $22.7 million, based on the closing price of the EarthLink common stock on the purchase date.

12. Stock-Based Compensation

Stock-based compensation expense was $20.1 million, $13.2 million and $10.0 million during the years ended December 31, 2008, 2009 and 2010, respectively. The Company has classified stock-based compensation expense within the same operating expense line item as cash compensation paid to employees.

Stock Incentive Plans

The Company has granted options to employees and non-employee directors to purchase the Company's common stock under various stock incentive plans. The Company has also granted restricted stock units to employees and non-employee directors under various stock incentive plans. Under the plans, employees and non-employee directors are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, restricted stock, restricted stock units, phantom share units and performance awards, among others. The plans are administered by the Board of Directors or the Leadership and Compensation Committee of the Board of Directors, which determine the terms of the awards granted. Stock options are generally granted with an exercise price equal to the market value of EarthLink, Inc. common stock on the date of grant, have a term of ten years or less, and vest over terms of four years from the date of grant. Restricted stock units are granted with various vesting terms that range from one to six years from the date of grant. The Company's various stock incentive plans provide for the issuance of a maximum of 11.0 million shares, of which approximately 4.1 million shares were still available for grant as of December 31, 2010. Upon exercise of stock options or vesting of restricted stock units, the Company will issue authorized but unissued common stock.

In connection with the acquisition of ITC^DeltaCom, the Company assumed certain restricted stock units granted under ITC^DeltaCom's stock plans. These restricted stock units generally retained all of the rights, terms and conditions of the respective plans under which they were originally granted. As of December 31, 2010, 0.6 million restricted stock units were outstanding under these plans.

Deferred Compensation Plan

The Company had a Deferred Compensation Plan for Directors and Certain Key Employees that permitted members of the Board of Directors and eligible employees to elect to defer receipt of shares of common stock pursuant to vested restricted stock units and various cash consideration, such as directors' fees and bonuses. The cash consideration was converted into phantom share units at the closing price on the date the consideration would otherwise be paid, and vested restricted stock units were converted into phantom share units on a one-for-one basis. Phantom share units are fully vested at the date of grant and are converted to common stock upon the occurrence of various events. As of December 31, 2008, approximately 24,000 phantom share units were outstanding. During the year ended December 31, 2008, the plan was discontinued for further deferral elections. All phantom share units were converted to common stock during the year ended December 31, 2009.

Options Outstanding

The following table summarizes information concerning stock option activity as of and for year ended December 31, 2010:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(shares and dollars in thousands)			
Outstanding as of December 31, 2009	3,916	$ 9.61		
Granted	—			
Exercised	(569)	6.96		
Forfeited and expired	(911)	11.84		
Outstanding as of December 31, 2010	2,436	9.40	4.1	$1,044
Vested and expected to vest as of December 31, 2010	2,424	$ 9.41	4.1	$1,027
Exercisable as of December 31, 2010	2,132	$ 9.58	3.8	$ 783

The aggregate intrinsic value amounts in the table above represent the closing price of the Company's common stock on December 31, 2010 in excess of the exercise price, multiplied by the number of stock options outstanding or exercisable, when the closing price is greater than the exercise price. This represents the amount that would have been received by the stock option holders if they had all exercised their stock options on December 31, 2010. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $2.2 million, $2.5 million and $1.0 million, respectively. The intrinsic value of stock options exercised represents the difference between the market value of Company's common stock at the time of exercise and the exercise price, multiplied by the number of stock options exercised. As of December 31, 2010, there was $0.5 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-average period of 0.6 years.

The following table summarizes the status of the Company's stock options as of December 31, 2010:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 5.10 to $ 6.90	197	4.6	$ 6.41	169	$ 6.34
6.98 to 7.31	367	6.5	7.24	224	7.24
7.32 to 8.90	179	4.0	8.04	162	8.08
8.96 to 9.01	331	3.7	9.01	331	9.01
9.23 to 9.51	336	5.0	9.47	220	9.45
9.64 to 9.89	277	1.2	9.66	277	9.66
10.36 to 10.36	388	4.7	10.36	388	10.36
10.51 to 16.82	361	2.3	12.94	361	12.94
$ 5.10 to $16.82	2,436	4.1	$ 9.40	2,132	$ 9.58

Valuation Assumptions for Stock Options

The Company did not grant any stock options during the years ended December 31, 2009 and 2010. The fair value of stock options granted during the years ended December 31, 2008 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2008
Dividend yield	0%
Expected volatility	39%
Risk-free interest rate	3.00%
Expected life	4.2 years

The weighted average grant date fair value of options granted during the year ended December 31, 2008 was $2.71. The dividend yield assumption was based on the Company's history of dividend payouts at the time of grant. The expected volatility was based on a combination of the Company's historical stock price and implied volatility. The selection of implied volatility data to estimate expected volatility was based upon the availability of prices for actively traded options on the Company's stock. The risk-free interest rate assumption was based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

Restricted Stock Units

The following table summarizes the Company's restricted stock units as of and for the year ended December 31, 2010:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested as of December 31, 2009	2,166	$7.25
Granted	1,539	8.46
Vested	(1,299)	7.28
Forfeited	(49)	7.22
Nonvested as of December 31, 2010	2,357	8.01

The fair value of restricted stock units is determined based on the closing trading price of EarthLink's common stock on the grant date. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2008, 2009 and 2010 was $7.20, $7.39 and $8.46, respectively. As of December 31, 2010, there was $6.5 million of total unrecognized compensation cost related to nonvested restricted stock units. That cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 was $7.0 million, $15.4 million and $10.8 million, respectively, which represents the closing price of the Company's common stock on the vesting date multiplied by the number of restricted stock units that vested.

13. Profit Sharing Plans

The Company sponsors the EarthLink, Inc. 401(k) Plan ("Plan"), which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company makes a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contributions vest over four years from the participant's date of hire. The Company contributed $1.3 million, $1.2 million and $0.9 million during the years ended December 31, 2008, 2009 and 2010, respectively.

14. Income Taxes

The current and deferred income tax benefit (provision) from continuing operations for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Current			
Federal	$(20,618)	$ (4,103)	$ (3,026)
State	(4,860)	(5,184)	(4,242)
Total current	(25,478)	(9,287)	(7,268)
Deferred			
Federal	52,475	124,357	(46,909)
State	5,187	11,015	(2,627)
Total deferred	57,662	135,372	(49,536)
Income tax benefit (provision)	$ 32,184	$126,085	$(56,804)

During the year ended December 31, 2008, the Company released $65.6 million of its valuation allowance related to its deferred tax assets. These deferred tax assets relate primarily to NOLs which the Company determined it will more likely than not be able to utilize due to the generation of sufficient taxable income in the future. Of the total valuation allowance release, $56.1 million was recorded as an income tax benefit in the Consolidated Statement of Operations. The remaining $9.5 million related to acquired net operating losses and reduced goodwill on the Consolidated Balance Sheet.

During the year ended December 31, 2009, the Company released $199.0 million of its valuation allowance related to its deferred tax assets. Of the valuation allowance release, $198.8 million was recorded as an income tax benefit in the Consolidated Statement of Operations and $0.2 million related to temporary differences and was recorded to accumulated other comprehensive income on the Consolidated Balance Sheet. These deferred tax assets relate primarily to NOLs which the Company determined it will more likely than not be able to utilize due to the generation of sufficient taxable income in the future.

During the year ended December 31, 2010, the Company released $0.5 million of its valuation allowance related to its deferred tax assets. This valuation allowance release was a combination of an increase in valuation allowance of $0.4 million relating to stock compensation deferred tax assets, and a decrease in valuation allowance of $0.9 million relating to net operating loss carry forwards ("NOLs"), which the Company determined it will more likely than not be able to utilize due to the generation of sufficient taxable income in certain jurisdictions in the future.

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate for continuing operations for financial statement purposes for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Federal income tax provision at statutory rate	$(58,077)	$(56,362)	$(48,362)
State income taxes, net of federal benefit	(2,995)	(5,757)	(5,357)
Nondeductible expenses	1,841	(269)	(2,671)
Goodwill and intangible asset impairment	(23,081)	(8,362)	—
Net change to valuation allowance	114,808	198,767	351
Change in state tax rate	—	—	(657)
Other	(312)	(1,932)	(108)
Income tax benefit (provision)	$ 32,184	$126,085	$(56,804)

Deferred tax assets and liabilities from continuing operations include the following as of December 31, 2009 and 2010:

	As of December 31,	
	2009	2010
	(in thousands)	
Current deferred tax assets:		
Accrued liabilities and reserves	$ 7,709	$ 7,746
Net operating loss carryforwards	45,047	42,669
Other	911	5,025
Valuation allowance	(6,995)	(6,549)
Current deferred tax liabilities:		
Other	(609)	(3,230)
Total net current deferred tax assets	46,063	45,661
Non-current deferred tax assets:		
Net operating loss carryforwards	$ 86,885	$160,323
Accrued liabilities and reserves	2,078	2,490
Subscriber base and other intangible assets	66,144	53,071
Valuation allowance	(27,116)	(32,650)
Other	52,863	60,512
Non-current deferred tax liabilities:		
Subscriber base and other intangible assets	(3,010)	(54,393)
Other	(22,912)	(17,755)
Indefinite lived intangible assets	(1,800)	(1,385)
Total net non-current deferred tax asset	153,132	170,213
Net deferred tax asset	$199,195	$215,874

As a result of its acquisition of ITC^Deltacom Inc in the fourth quarter of 2010, EarthLink increased its net deferred tax assets by $70.7 million. Included in this amount is $123.3 million of deferred tax assets relating to federal and state net operating losses. These amounts also include a valuation allowance of $5.6 million for certain jurisdictions.

As of December 31, 2009 and 2010, the Company had NOLs for federal income tax purposes totaling approximately $350.0 million and $515.9 million, respectively, which begin to expire in 2019. Of these federal NOLs approximately $86.9 million were limited under Internal Revenue Code Section 382 in 2009 and $399.5 million are limited in 2010. As of December 31, 2009 and 2010, the Company had NOLs for state income tax purposes totaling approximately $178.0 million and $776.6 million, respectively, which started to expire in 2010. The increase in the amount of net operating losses for 2010 is due to the inclusion of net operating losses from the ITC Deltacom acquisition. Under the Tax Reform Act of 1986, the Company's ability to use its federal and state NOLs and federal and state tax credit carryforwards to reduce future taxable income and future taxes, respectively, is subject to restrictions attributable to equity transactions that have resulted in a change of ownership as defined in Internal Revenue Code Section 382. As a result, the NOL amounts as of December 31, 2010 reflect the restriction on the Company's ability to use its acquired federal and state NOLs; however, the Company continues to evaluate potential changes to the Section 382 limitations associated with acquired federal and state NOLs. The utilization of these NOLs could be further restricted in future periods which could result in significant amounts of these NOLs expiring prior to benefiting the Company.

Future transactions and the timing of such transactions could cause an ownership change under Section 382 of the Internal Revenue Code. Such transactions may include our share repurchase program, additional issuances of common stock by us (including but not limited to issuances upon future conversion of the Notes), and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control.

The Company maintains a valuation allowance of $39.2 million against certain deferred tax assets. Of this amount, $31.6 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses by the Company as an adjustment to additional paid-in-capital. A valuation allowance of $7.2 million relates to net operating losses in certain jurisdictions where the Company believes they are not more likely than not to be realized in future periods. In addition, a valuation allowance of $0.4 million was established relating to stock compensation deferred tax assets.

As of December 31, 2010, the Company had alternative minimum tax credits of approximately $13.3 million. These credits do not have an expiration date.

The Company has identified its federal tax return and its state tax returns in California, Florida, Georgia and Illinois as "major" tax jurisdictions. Periods extending back to 1994 are still subject to examination for all "major" jurisdictions. The Company believes that its income tax filing positions and deductions through year ended December 31, 2010 will be sustained on audit and does not anticipate any adjustments that will result in material adverse effect on the Company's financial condition, results of operations or cash flow. The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense. As of December 31, 2010, $103,000 of interest and penalties of $18,000 have been recorded, but as a component of goodwill due to the acquisition of ITC^DeltaCom.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009 and 2010 is as follows:

	Year Ended December 31,	
	2009	2010
	(in thousands)	
Balance as of January 1	$ 732	$ 1,315
Additions for tax positions of prior years	583	185
Additions for tax positions of prior years from current year acquisition	—	17,630
Decreases for tax positions of prior years	—	(763)
Balance as of December 31	$1,315	$18,367

As part of its acquisition of ITC^DeltaCom, $17.6 million of uncertain tax positions were identified. Of this amount, $16.3 million would reduce net operating losses if assessed and $1.3 million would result in tax on income.

Of the total uncertain tax positions, none is expected to be reverse within the next twelve months. Of the total uncertain tax positions recorded, $10.8 million would impact the effective tax rate once settled. Of this amount, $10.1 million relates to uncertain tax positions due to the acquisition of ITC^DeltaCom. The remaining amounts substantially relate to uncertain tax positions that would be offset by net operating losses that were limited under Internal Revenue Code Section 382 as of the date of the acquisition and, thus, would not impact the effective tax rate if recognized.

15. Commitments and Contingencies

Leases

The Company leases certain of its facilities under various non-cancelable operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and generally contain annual escalation provisions as well as renewal options. Total rent expense (including operating expenses) during the years ended December 31, 2008, 2009 and 2010 for all operating leases, excluding rent and operating expenses associated with facilities exited as part of the Company's restructuring plans, was $7.1 million, $4.5 million and $4.5 million, respectively.

Minimum lease commitments (including estimated operating expenses) under non-cancelable leases, including commitments associated with facilities exited as part of the Company's restructuring plans, as of December 31, 2010 are as follows:

Year Ending December 31,	Operating Leases
	(in thousands)
2011	$25,124
2012	23,093
2013	20,795
2014	14,277
2015	4,379
Thereafter	10,330
Total minimum lease payments, including estimated operating expenses	97,998
Less aggregate contracted sublease income	(6,847)
	$91,151

Purchase Obligations

The Company has entered into agreements with vendors to purchase certain telecommunications services and equipment under non-cancelable agreements. The Company has minimum commitments under non-cancelable agreements of $8.1 million for the year ending December 31, 2011. The Company also has commitments for certain advertising spending under non-cancelable agreements. The Company has minimum commitments under non-cancelable agreements and other purchase commitments of $12.5 million and $8.3 million for the years ending December 31, 2011 and 2012, respectively.

16. Fair Value Measurements

As of December 31, 2009 and 2010, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company's cash equivalents, marketable securities, auction rate securities, equity investments in other companies and the Company's put right.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as observable inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following tables present the Company's assets that are measured at fair value on a recurring basis as of December 31, 2009 and 2010:

Description	Carrying Value	Fair Value	Fair Value Measurements as of December 31, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)		
Cash equivalents	$588,666	$588,666	$588,666	$ —	$ —
Government and agency securities	42,060	42,060	42,060	—	—
Auction rate securities	42,906	42,906	—	—	42,906
Equity investments in other companies	1,529	1,529	1,529	—	—
Put right	5,239	5,239	—	—	5,239
Total	$680,400	$680,400	$632,255	$ —	$48,145

Description	Carrying Value	Fair Value	Fair Value Measurements as of December 31, 2010 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)		
Cash equivalents	$184,054	$184,054	$184,054	$ —	$ —
Government and agency securities	284,441	284,441	284,441	—	—
Commercial paper	14,666	14,666	14,666	—	—
Corporate debt securities	21,011	21,011	21,011	—	—
Total	$504,172	$504,172	$504,172	$ —	$ —

Cash equivalents, marketable securities and equity investments in other companies were valued using quoted market prices and are classified within Level 1. Investments in auction rate securities and the Company's put right were classified within Level 3 as of December 31, 2009 because they were valued using a discounted cash flow model. Some of the inputs to this model were unobservable in the market and were significant. During the year ended December 31, 2010, the Company sold $48.2 million of its auction rate securities to the selling broker at par, plus accrued interest. As a result, the Company no longer holds investments in auction rate securities and the put right was zero as of December 31, 2010.

The Company had invested in auction rate securities, which are more fully described in Note 6, "Investments." Beginning in February 2008, these instruments held by the Company failed to attract sufficient buyers. As a result, these securities did not have a readily determinable market value and were not liquid. In October 2008, EarthLink entered into an agreement with the broker that sold the Company its auction rate securities that gave the Company the right to sell its existing auction rate securities back to the broker at par plus accrued interest, beginning on June 30, 2010 until July 2, 2012. As a result, the Company classified its auction rate securities as trading, with changes in fair value included in gain on investments, net, in the Condensed Consolidated Statement of Operations. The Company elected the fair value option for the put right to offset the fair value changes of the auction rate securities. The fair values of the Company's auction rate securities and put right as of December 31, 2009 were estimated utilizing a discounted cash flow analysis. These analyses considered, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, and the timing and value of expected future cash flows. These securities were also compared, when possible, to other observable market data with similar characteristics to the securities held by the Company.

The following table presents a reconciliation of the beginning and ending balances of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2010:

	Auction Rate Securities	Put Right	Total
	(in thousands)		
Balance as of December 31, 2009	$ 42,906	$ 5,239	$ 48,145
Total realized gains	(91)	(5,332)	(5,423)
Total realized losses	5,335	93	5,428
Settlements	(48,150)	—	(48,150)
Balance as of December 31, 2010	$ —	$ —	$ —

The Company's realized gains and losses for its auction rate securities and put right are included in gain on investments, net, in the Consolidated Statement of Operations.

17. Supplemental Disclosure of Cash Flow Information

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Additional cash flow information			
Cash paid during the year for interest	$10,355	$10,422	$10,825
Cash paid during the year for income taxes	4,109	4,261	4,750
Noncash investing activity			
Fair value of restricted stock units assumed in connection with acquisition	$ —	$ —	$ 2,275

18. Segment Information

The Company reports segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. The Company operates two reportable segments, Consumer Services and Business Services. The Company's Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. These services include dial-up and high-speed Internet access services, ancillary services sold as add-on features to the Company's Internet access services, search and advertising. The Company's Business Services segment provides integrated communications services and related value-added services to businesses, enterprise organizations and communications carriers. These services include data services, which include managed IP-based network services and Internet access; voice services, which include local exchange, long-distance and conference calling; mobile data and voice services; and web hosting. ITC^DeltaCom is included in our Business Services segment.

The Company evaluates performance of its segments based on segment income from operations. Segment income from operations includes revenues from external customers, related cost of revenues and operating expenses directly attributable to the segment, which include costs over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, operations expenses, product development expenses, certain technology and facilities expenses, billing operations and provisions for doubtful accounts. Segment income from operations excludes other income and expense items and certain expenses over which segment managers do not have discretionary control. Costs excluded from segment income from operations include various corporate expenses (consisting of certain costs such as corporate management, human resources, finance and legal), depreciation and amortization, impairment of goodwill and intangible assets, restructuring and acquisition-related costs, and stock-based compensation expense, as they are not considered in the measurement of segment performance.

Information on the Company's reportable segments and a reconciliation to consolidated income from operations for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year Ended December 31,		
	2008	2009	2010
	(in thousands)		
Consumer Services			
Revenues	$779,876	$575,412	$461,448
Cost of revenues (excluding depreciation and amortization)	255,170	183,248	143,956
Gross margin	524,706	392,164	317,492
Direct segment operating expenses	193,799	122,575	87,660
Segment operating income	$330,907	$269,589	$229,832
Business Services			
Revenues	$175,701	$148,317	$160,764
Cost of revenues (excluding depreciation and amortization)	94,297	82,420	90,677
Gross margin	81,404	65,897	70,087
Direct segment operating expenses	49,082	40,249	50,096
Segment operating income	$ 32,322	$ 25,648	$ 19,991
Consolidated			
Revenues	$955,577	$723,729	$622,212
Cost of revenues (excluding depreciation and amortization)	349,467	265,668	234,633
Gross margin	606,110	458,061	387,579
Direct segment operating expenses	242,881	162,824	137,756
Segment operating income	363,229	295,237	249,823
Stock-based compensation expense	20,133	13,231	9,959
Impairment of goodwill and intangible assets	78,672	24,145	1,711
Depreciation amd amortization	36,333	23,962	23,390
Restructuring and acquisition-related costs	9,142	5,615	22,368
Other operating expenses	54,342	46,126	30,702
Income from operations	$164,607	$182,158	$161,693

The primary component of the Company's revenues is access and service revenues, which consist of narrowband access services (including traditional, fully-featured narrowband access and value-priced narrowband access); broadband access services (including high-speed access via DSL and cable, VoIP and managed IP-based networks); voice services (including local exchange services, long distance and conference calling services); the sale of transmission capacity to other telecommunications carriers; and web hosting services. The Company also earns revenues from value-added services, which include ancillary services sold as add-on features to the Company's access services, search and advertising revenues.

The Company's Consumer Services segment earns revenue from narrowband access services (including traditional, fully-featured narrowband access and value-priced narrowband access) and broadband access services (including high-speed access via DSL and cable and VoIP). Revenues from access services generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment. The Company's Consumer Services segment also earns revenues from value-added services, which include revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues.

The Company's Business Services segment earns revenue by providing high-speed or broadband data communications services, which include managed IP-based networks and Internet access; voice services, which include local exchange services, long distance and conference calling services; mobile voice and data services; and the sale of transmission capacity (which is an access service) to other telecommunications carriers. Revenues from these services generally consist of recurring monthly charges for such services; usage fees; installation fees; and termination fees. The Company's Business Services segment also earns revenue by providing web hosting services. Web hosting revenues consist of fees charged for leasing server space and providing web services to enable customers to build and maintain an effective online presence.

Information on revenues by groups of similar services and by segment for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year Ended December 31,		
	2008	2009	2010
		(in thousands)	
Consumer Services			
Access and service	$682,135	$503,769	$403,174
Value-added services	97,741	71,643	58,274
Total revenues	779,876	575,412	461,448
Business Services			
Access and service	172,944	146,087	158,677
Value-added services	2,757	2,230	2,087
Total revenues	175,701	148,317	160,764
Consolidated			
Access and service	855,079	649,856	561,851
Value-added services	100,498	73,873	60,361
Total revenues	$955,577	$723,729	$622,212

The Company manages its working capital on a consolidated basis and does not allocate long-lived assets to segments. In addition, segment assets are not reported to, or used by, the chief operating decision maker and therefore, total segment assets have not been disclosed.

The Company has not provided information about geographic segments because substantially all of the Company's revenues, results of operations and identifiable assets are in the United States.

19. Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly consolidated financial data for the eight quarters in the period ended December 31, 2010. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements and includes all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the quarterly unaudited financial information. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended							
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010 (1)
	(unaudited) (in thousands, except per share data)							
Revenues	$199,063	$185,597	$174,521	$164,548	$157,258	$153,007	$145,158	$166,789
Cost of revenues (2)	73,675	67,274	64,977	59,742	58,880	56,128	55,025	64,600
Operating costs and expenses (3)	67,915	63,853	57,731	86,404	49,965	46,328	48,143	81,450
Income from operations	57,473	54,470	51,813	18,402	48,413	50,551	41,990	20,739
Gain (loss) on investments in other companies, net	259	11	35	(1,626)	418	154	—	—
Interest expense and other, net	(4,291)	(5,100)	(5,067)	(5,346)	(5,292)	(5,483)	(5,466)	(7,740)
Income before income taxes	53,441	49,381	46,781	11,430	43,539	45,222	36,524	12,999
Income tax (provision) benefit (4)	(20,944)	(17,896)	(16,914)	181,839	(16,792)	(17,182)	(15,139)	(7,691)
Net income	$ 32,497	$ 31,485	$ 29,867	$193,269	$ 26,747	$ 28,040	$ 21,385	$ 5,308
Net income per share (5):								
Basic	$ 0.30	$ 0.30	$ 0.28	$ 1.80	$ 0.25	$ 0.26	$ 0.20	$ 0.05
Diluted	$ 0.30	$ 0.29	$ 0.28	$ 1.79	$ 0.25	$ 0.26	$ 0.20	$ 0.05
Weighted average common shares outstanding								
Basic	108,071	105,908	106,615	107,075	107,623	108,053	108,220	108,320
Diluted	109,168	107,080	107,943	108,178	108,478	108,888	109,473	111,317

(1) On December 8, 2010, we acquired ITC^DeltaCom. The results of operations of ITC^DeltaCom have been included in the Company's consolidated financial statements since the acquisition date.

(2) During the year ended December 31, 2010, the Company reclassified depreciation expense from cost of revenues to operating costs and expenses. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

(3) Operating costs and expenses for the quarter ended December 31, 2009 includes a non-cash impairment charges of $24.1 million related to goodwill and certain intangible assets of New Edge in the Company's Business Services segment. EarthLink concluded the carrying value of these assets were impaired in conjunction with its annual test of goodwill and intangible assets deemed to have indefinite lives. Operating costs and expenses for the quarter ended December 31, 2010 includes a $1.7 million impairment to write off the Company's New Edge trade name, as a result of a decision to re-brand the New Edge name as EarthLink Business.

(4) During the quarter ended December 31, 2009, EarthLink recorded an income tax benefit in the Statement of Operations of $198.8 million as a result of a release of its valuation allowance related to deferred tax assets. These deferred tax assets related primarily to net operating loss carryforwards which the Company determined it will more likely than not be able to utilize due to the generation of sufficient taxable income in the future.

(5) The quarterly net income per share amounts will not necessarily add to the net income per share computed for the year because of the method used in calculating per share data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. Management has excluded ITC^DeltaCom from its assessment of internal control over financial reporting as of December 31, 2010 because this company was acquired by EarthLink in December 2010 and there was not sufficient time to assess the design and effectiveness of ITC^DeltaCom's key internal controls prior to the conclusion of management's evaluation. Total assets and total revenues of ITC^DeltaCom represented approximately 46%, or $696.5 million, and 4%, or $26.6 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

There was no information required to be disclosed in a report on Form 8-K during the three months ended December 31, 2010 covered by this Annual Report on Form 10-K that was not reported.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item will be set forth under the captions "Proposal 3—Election of Directors—Nominees Standing for Election," "Executive Officers," "Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement for our 2011 Annual Meeting of Stockholders ("Proxy Statement") or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to compensation of our directors and executive officers will be set forth under the captions "Corporate Governance-Director Compensation" and "Executive Compensation" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference, except for the information set forth under the caption "Executive Compensation—Leadership and Compensation Committee Report," which specifically is not so incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management of our voting securities will be set forth under the caption "Beneficial Ownership of Common Stock" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2010 concerning the shares of our common stock which are authorized for issuance under our equity compensation plans:

Plan Category	Number of Securities to Be Issued on Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Stockholders	4,018,015 (1)	$ 9.40 (2)	4,124,075 (3)
Equity Compensation Plans Not Approved By Stockholders (4)	775,269	$ 9.48 (2)	
Total	4,793,284		

(1) Includes 2,248,840 shares of Common Stock issuable upon exercise of outstanding stock options and 1,769,175 shares of Common Stock issuable upon vesting of outstanding restricted stock units.

(2) The weighted-average exercise price does not take into account the restricted stock units described in footnotes (1) or (4) because the restricted stock units do not have an exercise price upon vesting.

(3) This number includes shares available by plan as follows:

Plan	Securities Available for Future Issuance
EarthLink, Inc. 2006 Equity and Cash Incentive Plan	3,723,253
EarthLink, Inc. Equity Plan for Non-Employee Directors	400,822
	4,124,075

(4) Pursuant to our merger agreement with ITC^DeltaCom in 2010, we were required to assume certain ITC^DeltaCom restricted stock units that had been issued to ITC^DeltaCom employees under the ITC^DeltaCom Amended and Restated Stock Incentive Plan and to convert these restricted stock units into EarthLink restricted stock units. The number of EarthLink restricted stock units was determined by multiplying the number of shares of common stock subject to the ITC^DeltaCom restricted stock units by the conversion ratio set forth in the merger agreement. As a result, approximately 1.8 million ITC^DeltaCom restricted stock units were converted into 587,672 EarthLink restricted stock units. The assumption of the ITC^DeltaCom Amended and Restated Stock Incentive Plan by us qualified under the exception for plans or arrangements involving a merger or acquisition to the shareholder approval requirement of NASDAQ Listing Rule 5635(c).

Pursuant to our merger agreement with New Edge Holding Company in 2006, we were required to grant options to purchase up to 657,000 shares of our Common Stock to New Edge employees. These options were "inducement grants" to new employees in connection with our acquisition of New Edge that qualified under the "inducement grant exception" to the shareholder approval requirement of NASDAQ Listing Rule 5635(c). In connection with the closing, the Leadership and Compensation Committee approved the EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company. The Leadership and Compensation Committee then granted options to purchase 657,000 shares of our Common Stock to these New Edge employees in accordance with this plan. As of December 31, 2010, 187,597 of these options were outstanding. The options have an exercise price equal to the last reported price of $9.48 per share and vested 25 percent after 12 months and 6.25 percent each quarter thereafter and are fully vested. The options have a term of 10 years.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and transactions between EarthLink and certain of our affiliates is set forth under the caption "Executive Compensation—Leadership and Compensation Committee Interlocks and Insider Participation" and "Executive Compensation—Certain Relationships and Related Transactions" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Report on Form 10-K. Information regarding director independence is set forth under the caption "Corporate Governance—Director Independence" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding our principal accounting fees and services is set forth under the caption "Proposal 8—Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this Annual Report on Form 10-K

(1) Financial Statements

1. Reports of Independent Registered Public Accounting Firm
2. Consolidated Balance Sheets as of December 31, 2009 and 2010
3. Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010
4. Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010
5. Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010
6. Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

The Financial Statement Schedule(s) described in Regulation S-X are omitted from this Annual Report on Form 10-K because they are either not required under the related instructions or are inapplicable.

(3) Listing of Exhibits

2.1— Agreement and Plan of Merger, dated as of October 1, 2010, by and among EarthLink, Inc., Egypt Merger Corp. and ITC^DeltaCom, Inc. (incorporated by reference to Exhibit 2.1 of EarthLink, Inc.'s Report on Form 8-K dated October 1, 2010—File No, 001-15605).

2.2— Agreement and Plan of Merger, dated as of December 20, 2010, by and among EarthLink, Inc., Egypt Acquisition Corp., One Communications Corp. and Kenneth D. Peterson, Jr. as Stockholder Representative (incorporated by reference to Exhibit 2.1 of EarthLink, Inc.'s Report on Form 8-K dated December 20, 2010—File No. 001-15605).

3.1— Second Restated Certificate of Incorporation of EarthLink, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-3/A of EarthLink, Inc. dated December 12, 2003—File No. 333-109691).

3.2— Second Amended and Restated Bylaws of EarthLink, Inc. (incorporated by reference to Exhibit 3.1 of EarthLink, Inc.'s Report on Form 8-K dated July 18, 2007—File No. 001-15605).

4.1— Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of EarthLink, Inc. dated February 10, 2000—File No. 333-30024).

4.2— Rights Agreement, dated as of August 6, 2002, between EarthLink, Inc. and American Stock Transfer and Trust Co. (incorporated by reference to Exhibit 4.1 to EarthLink, Inc.'s Report on Form 8-K dated August 6, 2002—File No. 001-15605).

4.3— Indenture, dated November 17, 2006, by and between EarthLink, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to EarthLink, Inc.'s Report on Form 8-K dated November 17, 2006—File No. 001-15605).

4.4— Indenture, dated as of April 9, 2010, among ITC^DeltaCom, Inc., the Guarantors parties thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of Global Note thereunder (incorporated by reference to Exhibit 4.1 to the ITC^DeltaCom, Inc.'s Report on Form 8-K dated April 9, 2010—File No. 000-23253).

10.1#— EarthLink, Inc. Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Post Effective Amendment to Registration Statement on Form S-8 dated February 2, 2004—File No. 333-39456).

10.2#— EarthLink, Inc. Equity Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Post Effective Amendment to Registration Statement on Form S-8 dated February 2, 2004—File No. 333-108065).

10.3#— EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.4#— EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company (incorporated by reference to Exhibit 10.1 to EarthLink, Inc.'s Report on Form 8-K dated April 14, 2006).

10.5#— 1995 Stock Option Plan (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Registration Statement on Form S-8 dated February 10, 2000—File No. 333-30024).

10.6#— MindSpring Enterprises, Inc. 1995 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.5 of EarthLink, Inc.'s Registration Statement on Form S-8 dated February 10, 2000—File No. 333-30024).

10.7#— MindSpring Enterprises, Inc. 1995 Directors Stock Option Plan, as amended (incorporated by reference to Exhibit 4.6 of EarthLink, Inc.'s Registration Statement on Form S-8 dated February 10, 2000—File No. 333-30024)

10.8#— Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.9#— Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605)

10.10#— Form of Performance Accelerated Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.11#— Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.12#— Form of Nonqualified Stock Option Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.13#— Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.6 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605)

10.14#— Form of Incentive Stock Option Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.15#— Form of Nonqualified Stock Option Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.16#— Form of Nonqualified Stock Option Agreement for Directors under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.17#— Form of Restricted Stock Unit Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.5 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.18#— Form of Restricted Stock Unit Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.50 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2007—File No. 001-15605).

10.19#— Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.19 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2009—File No. 001-15605).

10.20#— Form of Award Agreement under EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 dated May 5, 2006—File No. 333-133870).

10.21#— Restricted Stock Unit Agreement dated as of February 8, 2008 for Rolla P. Huff under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended June 30, 2008—File No. 001-15605).

10.22— Office Lease Agreement dated November 16, 1999, between Kingston Atlanta Partners, L.P. and MindSpring Enterprises, Inc., as amended (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2001—File No. 001-15605).

10.23— Fourth Amendment to Office Lease between California State Teacher's Retirement System and EarthLink, Inc. (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated December 30, 2004—File No. 001-15605).

10.24— Office Lease by and between The Mutual Life Insurance Company of New York, and EarthLink Network, Inc., dated September 20, 1996, as amended (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2001—File No. 001-15605).

10.25— Lease Agreement Between WHMNY Real Estate Limited Partnership and EarthLink, Inc. dated September 19, 2005 (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated October 14, 2005—File No. 001-15605).

10.26— Amended and Restated Employment Agreement, dated December 30, 2008, between EarthLink, Inc. and Rolla P. Huff, President and Chief Executive Officer of EarthLink, Inc. (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.27— Amended and Restated Employment Agreement, dated December 30, 2008, between EarthLink, Inc. and Joseph M. Wetzel, Chief Operating Officer of EarthLink, Inc. (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.28#*— EarthLink, Inc. Board of Directors Compensation Plan, effective January 2011.

10.29#— Amended and Restated Change-in-Control Accelerated Vesting and Severance Plan, effective as of February 3, 2010 (incorporated by reference to Exhibit 10.29 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2009—File No. 001-15605).

10.30#— Executives' Position Elimination and Severance Plan, amended and restated effected as of December 15, 2008 (incorporated by reference to Exhibit 10.30 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2008—File No. 001-15605).

10.31— Summary of 2010 bonus payments and 2011 salaries for executive officers (incorporated by reference to EarthLink, Inc.'s Report on Form 8-K dated February 7, 2011—File No. 001-15605).

10.32#— Form of Executive Retention Incentive Award Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.33#— Form of Retention Incentive Award Agreement for Rolla P. Huff under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.34+— High-Speed Service Agreement between EarthLink, Inc. and Time Warner Cable Inc. (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.35+— Third Amendment, effective as of October 31, 2010, to the High-Speed Service Agreement, dated as of June 30, 2006, as amended, by and between Time Warner Cable Inc. and EarthLink, Inc. (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated December 1, 2010—File No. 001-15605).

10.36— Written Consent and Voting Agreement, dated as of October 1, 2010. (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated October 1, 2010—File No. 001-15605).

10.37— Security Agreement, dated as of April 9, 2010, among ITC^DeltaCom, Inc., the subsidiaries of ITC^DeltaCom, Inc. from time to time party thereto and The Bank of New York Mellon Trust Company, N,.A., as Collateral Agent for the First Lien Secured Parties referred to therein (incorporated by referent to Exhibit 4.3 to ITC^DeltaCom, Inc.'s Report on Form 8-K dated April 9, 2010—File No. 000-23253).

21.1*— Subsidiaries of the Registrant.

23.1*— Consent of Ernst & Young LLP, an independent registered public accounting firm.

24.1*— Power of Attorney (see the Power of Attorney in the signature page hereto).

31.1*— Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*— Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*— Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*— Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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* Filed herewith.

\# Management compensatory plan or arrangement.

\+ Confidential treatment has been requested with respect to portions of this exhibit.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K.

(c) Financial Statement Schedule

The Financial Statement Schedule(s) described in Regulation S-X are omitted from this Annual Report on Form 10-K because they are either not required under the related instructions or are inapplicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTHLINK, INC.

By: /s/ ROLLA P. HUFF

Rolla P. Huff,
Chairman of the Board and Chief Executive Officer
Date: March 1, 2011

Each person whose signature appears below hereby constitutes and appoints Rolla P. Huff and Bradley A. Ferguson, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant and in the capacities and on the dates indicated.

Date: March 1, 2011	By: /s/ ROLLA P. HUFF Rolla P. Huff, Chairman of the Board and Chief Executive Officer (principal executive officer)
Date: March 1, 2011	By: /s/ BRADLEY A. FERGUSON Bradley A. Ferguson, Chief Financial Officer (principal financial and accounting officer)
Date: March 1, 2011	By: /s/ S. MARCE FULLER S. Marce Fuller, Lead Director
Date: March 1, 2011	By: /s/ SUSAN D. BOWICK Susan D. Bowick, Director
Date: March 1, 2011	By: /s/ TERRELL B. JONES Terrell B. Jones, Director
Date: March 1, 2011	By: /s/ DAVID A. KORETZ David A. Koretz, Director
Date: March 1, 2011	By: /s/ THOMAS E. WHEELER Thomas E. Wheeler, Director
Date: March 1, 2011	By: /s/ M. WAYNE WISEHART M. Wayne Wisehart, Director

Independent Registered Public Accounting Firm
Ernst & Young LLP, Atlanta, Georgia

Legal Counsel
Troutman Sanders LLP, Atlanta, Georgia

Annual Meeting of Stockholders
The annual meeting of stockholders of EarthLink, Inc. will be held at 4:00 p.m. Eastern Daylight Time on May 3, 2011 at our offices at 1375 Peachtree Street, Atlanta, Georgia.

Investor Contact Information
Stockholders, financial analysts, and brokers seeking information about EarthLink, Inc.'s financial affairs may contact:

EarthLink, Inc.
Investor Relations Department
1375 Peachtree St.
Level A
Atlanta, GA 30309
investorrelations@corp.earthlink.net
Voice: (404) 748-7650
Fax: (404) 287-1053

Board of Directors
Susan D. Bowick
Nathaniel A. Davis
Marce Fuller
David A. Koretz
Thomas E. Wheeler
M. Wayne Wisehart

Stock Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Stock Exchange and Listing Information
The Common Stock of EarthLink, Inc. is traded on the Nasdaq Global Market under the symbol ELNK.

Shares Outstanding
As of January 31, 2011, there were 108,421,272 common shares outstanding.

Form 10-K Information
We will furnish additional copies of our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission (exclusive of exhibits), without charge upon written request to our Chief Financial Officer.

Forward-Looking Statements
Please refer to "Risk Factors" in Item 1A of Part I and to the section entitled "Safe Harbor Statement" in Item 7 of Part II for a discussion of important factors that could cause actual results to differ from estimates or projections in the forward-looking statements contained in this Annual Report on Form 10-K.



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